UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

Reference Form

Resolution CVM N° 80/22 | 2022

bradesco

SUMMARY

1. Issuer’s activities	6
1.1 – Briefly describe the issuer's history	6
1.2 – Briefly describe the main activities developed by the issuer and its subsidiaries	7
1.3 – Information on operating segments	7
1.4 – Information on products and services relating to the operational segments disclosed in item 1.3	11
1.5 – Clients responsible for more than 10% of the total net revenue	38
1.6 – Relevant effects of the state regulation of activities	38
1.7 – Countries from which the issuer generates significant revenue	68
1.8 – Foreign countries disclosed in item 1.7, describing relevant impacts arising from the regulation of these countries on the issuer's business	68
1.9 – Environmental, social and corporate governance (ESG) information, indicate:	68
1.10 – Specific information of mixed economy companies	70
1.11 – Indicate the acquisition or disposal of any relevant asset that is not classified as a normal operation in the issuer's business	70
1.12 – Indicate merger, division, incorporation, equity incorporation, capital increase or reduction involving the issuer and documents in which more detailed information can be found	71
1.13 – Indicate the firming, extinction or modification of shareholders’ agreements and the documents in which more detailed information can be found	71
1.14 – Indicate significant changes in the way of conducting the issuer's business	71
1.15 – Indicate significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries	71
1.16 – Other relevant information	71
2. Officers’ notes	72
2.1 – General Financial and Equity Conditions	72
2.2 – Financial and operating income	93
2.3 – Officers must comment on changes in accounting practices	95
2.4 – Events with significant effects (occurred and expected) on financial statements	103
2.5 – If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before tax), the issuer must inform:	105
2.6 – Subsequent events to the latest financial statements	105
2.7 – Officers must comment on the destination of the corporate income	106
2.8 – Relevant Items not evidenced in the financial statements	108
2.9 – Comments on other items not evidenced in the financial statements	109
2.10 – Business plan	110
2.11 – Other factors with relevant influence	111
3. Projections	112
3.1 – Disclosed projections and assumptions	112

3.2 – Monitoring and changes to the disclosed projections	114
4. Risk factors	116
4.1 – Description of risk factors in descending order of relevance	116
4.2 – Indicate the five (5) main risk factors, among those listed in field 4.1, regardless of the category in which they are inserted	132
4.3 – Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate risks and interest rates	132
4.4 – Judicial, administrative or arbitral proceedings in which the issuer or its subsidiaries are a part of, discriminating between labor, tax, civil, environmental and others	138
4.5 – Indicate the total provisioned value, if any, of the processes described in item 4.4	147
4.6 – Relevant sensitive processes in which the issuer or its subsidiaries are a part of, and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the values involved	147
4.7 – Describe other relevant contingencies not covered by the previous items	147
5. Risk management policy and internal controls	148
5.1 – Risks indicated in items 4.1 and 4.3	148
5.2 – Controls adopted by the issuer to ensure the elaboration of reliable financial statements	155
5.3 – In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign	157
5.4 – In relation to the last fiscal year, there were significant changes in the key risks faced by the issuer or in the risk management policy adopted, including any expectations of reducing or increasing the issuer's exposure to such risks.	161
5.5 – Other relevant information	161
6. Control and economic group	162
6.1 / 6.2 – Equity Position	162
6.3 – Capital Distribution	166
6.4 – companies in which the issuer has participation and that are relevant to the development of its activities	167
6.5 – Organization chart of shareholders and economic group	167
6.6 – Other relevant information	170
7. Shareholders’ meeting and management	171
7.1 – Describe the main characteristics of the issuing authority's management bodies and fiscal council, identifying:	171
7.2 – In relation specifically to the board of directors	175
7.3 – For each of the directors and members of the issuer's fiscal council, indicate in a table form:	177
7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk committee, even if such committee or structure is not statutory	242
7.5 – Inform about the existence of a marital relationship, stable union or kinship up to the second degree related to:	245
7.6 – Inform about subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s directors and:	245
7.7 – Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by directors, arising from the repair of damages caused to third parties or to the issuer, of penalties imposed by state agents, or agreements with the aim of terminating administrative or judicial proceedings, by virtue of the exercise of their duties	252

7.8 – Other relevant information	253
8. Management remuneration	254
8.1 – Description of the policy or compensation practice, including the non-statutory board	254
8.2 – total compensation of the board of directors, statutory board of executive officers and fiscal council	261
8.3 – variable compensation of the board of directors, statutory board of executive officers and fiscal council	263
8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers	265
8.5 – Compensation based on shares of the board of directors and of the statutory board of executive officers	266
8.6 – Information on the options for buying shares performed in the last 3 fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers	266
8.7 – Options exercised and shares delivered related to compensation based on shares of the board of directors and the statutory board of executive officers	266
8.8 – Options exercised and open shares of the board of directors and the statutory board of executive officers at the end of the last three fiscal year	266
8.9 – In relation to the remuneration based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last 3 financial years and that foreseen for the current financial year, of the board of directors and of the statutory board	266
8.10 - In relation to each share program performed in the last 3 financial years and planned for the current financial year, the board of directors and the statutory board	267
8.11 - In relation to shares delivered regarding the remuneration based on actions of the board of directors and the statutory board, in the last 3 financial years	267
8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options	267
8.13 – Number of shares, quotas and other securities convertible into shares held by managers and members of the fiscal council – by body	268
8.14 – Information on private pension plans granted to the members of the Board of Directors and of the statutory board of executive officers	268
8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council	269
8.16 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement	269
8.17 – Percentage in total compensation held by management and members of the fiscal council that are related parties to the controlling companies	270
8.18 – Compensation of managers and fiscal council’s members, grouped by body, received for any reason other than the position they occupy	270
8.19 – Compensation of managers and fiscal council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries	270
8.20 – Other relevant information	271
9. Independent auditors	272
9.1/9.2 – Identification and remuneration of auditors	272
9.3 - Independence and conflict of interests of auditors	272

9.4 – Other relevant information	272
10. Human resources	273
10.1 – Description of human resources	273
10.2 – Comment on any relevant change that occurred in relation to the figures disclosed in item 10.1 above	276
10.3 – Description of the employee compensation policy	276
10.4 – Description of the relations between the issuer and unions	279
10.5 – Other relevant information	279
11. Transactions with related parties	281
11.1 – Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties	281
11.2 – Transactions with related parties	281
11.3 – Other relevant information	296
12. Share capital and transferable securities	297
12.1 – Information on share capital	297
12.2 – Foreign issuers must describe the rights of each class and type of share issued and the rules of their country of origin and the country in which the shares are held with respect to:	297
12.3 – Other securities issued in Brazil	297
12.4 – Number of holders of each type of security described in item 12.3, as determined at the end of the previous year	297
12.5 – Brazilian markets in which securities are admitted to trading	297
12.6 – Information about class and the kinds of securities admitted for trading in foreign markets	298
12.7 – Securities issued abroad	299
12.8 – Use of proceeds from public offerings for distribution and any deviations in the last three fiscal years	299
12.9 – Other relevant information	299
13. Individuals responsible for the Form	312
13.1 – Declaration and identification of the individuals in charge	312
13.1 – CEO’s Statement	313
13.1 – Investor Relations Officer’s Statement	314
13.2 – Individual declaration of the new occupant of the position of President or Investor Relations Officer, duly signed, attesting that:	315

1. Issuer’s activities

1. Issuer’s activities

1.1 – Briefly describe the issuer's history

Bradesco was founded in 1943 as a commercial Bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 1960s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank of Brazil, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and legal entities (small, medium and large enterprises). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse client base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and Sectorial Policies

Considering the two most recent episodes of contraction of the global economy, the behavior of credit was quite distinct. In the period 2015-2016, the GDP growth slowdown contributed to the downturn of credit, while the increase in the basic interest rate raised the funding costs in the activity of banking intermediation. In 2020, due to the pandemic, the loan portfolio registered expansion, favored by regulatory stimulus measures – such as the reduction of the reserve requirement rate and the increase of the payroll-deductible loan limits, among other measures –, renegotiations of spread payments, increase of guarantees in loan operations, creation of subsidized lines and fall in the basic interest rate. At the same time, the bank inflows have increased, in a scenario of accumulation of savings, especially for families, due to the pandemic. In 2021, the extension of these measures, the rather gradual normalization of the funding and the reopening of the economy resulted in a significant expansion of credit. And in 2022, the monetary tightening by the Central Bank of Brazil (and the consequent increase in the cost of credit) and the effects of accelerating inflation on real income led to an increase in delinquency and consequently to tightening credit concession policies.

For 2023, the adjustment started in 2022 should sustain a more moderate pace of growth in the Financial System portfolio. In the medium term, the expected decline in inflation should allow the Central Bank of Brazil to start a gradual cycle of cuts in the basic interest rate. This, combined with the stabilization and subsequent fall in delinquency, must create the conditions for the credit cycle to evolve favorably again.

It is important to highlight that the structural vision in relation to Brazil remains constructive for the banking sector, which should continue advancing in terms of efficiency gains, in an environment of expansion of competition.

6 – Reference Form – 2022

1. Issuer’s activities

1.2 – Briefly describe the main activities developed by the issuer and its subsidiaries

Currently, we are one of the largest banks in country in terms of total assets, loan operations and volume of deposits and funding. We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, medium, small, micro-sized enterprises and major local and international corporations and institutions. Our products and services comprise of banking and non-banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see item 6 of this Reference Form.

1.3 – Information on operating segments

a)	products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

In order to meet the needs of each client, we offer a range of products and services, such as:

•	deposit-taking, including checking accounts, savings accounts and time deposits;
•	loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES/Finame funds, rural credit, leasing, among others);
•	import and export financings;
•	credit cards, debit cards and pre-paid cards;
•	cash management solutions;
•	solutions for the public authorities;
•	third-party asset management and administration;
•	services related to capital markets and investment banking activities;
•	complete investment platform;
•	intermediation and trading services;
•	solutions for the capital markets;
•	international banking services; and
•	purchasing consortiums.

7 – Reference Form – 2022

1. Issuer’s activities

Insurance, pension plans and capitalization bonds products and services

We offer insurance, pension plans and capitalization bonds products through different segments, which we refer to collectively as “Grupo Bradesco Seguros,” leader in the Brazilian insurance market. With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•	life and personal accident insurance;
•	health insurance;
•	automobile insurance, property and casualty and liability insurance lines;
•	reinsurance;
•	pension plans; and
•	capitalization bonds.

b)  segment revenue and its participation in the issuer’s net revenue

The following information about segments was prepared on the basis of reports that were provided to the Management to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Therefore, the information contained in the segments has been prepared in accordance with accounting practices adopted in Brazil and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhead, that are not allocated.

				R$ million
Composition of Net Revenues 2022	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Revenue from financial intermediation	151,198	36,250	18,465	205,913
Fee and Commission income	33,802	1,701	(8,369)	27,134
Premiums Retained from Insurance and Pension Plans	-	7,425	698	8,123
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	107	125	1,124	1,356
Other operating income	15,145	3,201	7,602	25,948
Contribution for Social Security Financing - COFINS	(4,457)	(877)	(16)	(5,350)
Service Tax - ISS	(930)	(61)	-	(991)
Social Integration Program (PIS) contribution	(719)	(123)	(3)	(845)
Total	194,146	47,641	19,501	261,288
Participation in net revenue	74.3%	18.2%	7.5%	100.0%

8 – Reference Form – 2022

1. Issuer’s activities

				R$ million
Composition of Net Revenues 2021	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Revenue from financial intermediation	98,850	20,205	6,389	125,443
Fee and Commission income	31,867	1,780	(7,614)	26,033
Premiums Retained from Insurance and Pension Plans	-	5,178	1,516	6,694
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	8	99	315	422
Other operating income	7,733	1,868	8,404	18,004
Contribution for Social Security Financing - COFINS	(4,036)	(693)	292	(4,438)
Service Tax - ISS	(1,364)	(20)	127	(1,258)
Social Integration Program (PIS) contribution	(670)	(96)	71	(695)
Total	132,386	28,319	9,501	170,206
Participation in net revenue	77.8%	16.6%	5.6%	100.0%

				R$ million
Composition of Net Revenues 2020	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Revenue from financial intermediation	74,336	22,244	1,849	98,429
Fee and Commission income	30,207	1,876	(7,147)	24,936
Premiums Retained from Insurance and Pension Plans	-	8,075	24	8,099
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	-	99	346	445
Other operating income	9,265	6,443	431	16,139
Contribution for Social Security Financing - COFINS	(2,876)	(701)	(22)	(3,599)
Service Tax - ISS	(1,110)	(18)	(10)	(1,138)
Social Integration Program (PIS) contribution	(479)	(110)	(5)	(594)
Total	109,343	37,908	(4,534)	142,717
Participation in net revenue	76.6%	26.6%	-3.2%	100.0%

(1)	The banking sector is comprised of financial institutions, holding companies (which are mainly responsible for managing financial resources); and credit card and asset management companies;
(2)	The asset, liability, income and expense balances among companies from the same segment are eliminated; and
(3)	They refer to the amounts that were eliminated among companies from different segments, as well as among other operations and consolidation adjustments.

9 – Reference Form – 2022

1. Issuer’s activities

c)  profit or loss resulting from the segment and participation in the issuer’s net income

R$ million
Income Statement 2022	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	151,198	36,250	401	(1,121)	186,728	(2,625)	(2,167)	23,977	205,913
Expenses from financial intermediation (4)	(81,331)	(29,163)	(0)	1,121	(109,373)	484	4,765	(27,188)	(131,311)
Financial margin	69,868	7,087	401	-	77,355	(2,140)	2,598	(3,211)	74,602
Allowance for loan losses	(31,526)	-	-	-	(31,526)	43	-	7,696	(23,786)
Gross income from financial intermediation	38,342	7,087	401	-	45,829	(2,097)	2,598	4,485	50,816
Income from insurance, pension plans and capitalization bonds	-	7,425	-	36	7,461	-	-	662	8,123
Fee and commission income	33,802	1,701	7	(36)	35,474	(4,977)	(1,976)	(1,387)	27,134
Personnel expenses	(20,322)	(2,377)	(4)	-	(22,703)	764	-	256	(21,683)
Other administrative expenses (5)	(20,950)	(1,636)	(8)	530	(22,063)	1,036	(594)	(1,552)	(23,174)
Tax expenses	(6,881)	(1,188)	(19)	-	(8,088)	522	-	-	(7,566)
Share of profit (loss) of unconsolidated and jointly controlled companies	107	125	-	-	232	1,170	-	(47)	1,356
Other operating income / expenses	(8,458)	(500)	(5)	(1,343)	(10,306)	1,737	(28)	(2,746)	(11,344)
Operating profit	15,641	10,636	372	(813)	25,837	(1,846)	-	(329)	23,662
Non-operating income	426	127	-	-	554	(6)	-	-	548
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,113)	(4,249)	(110)	813	(5,658)	1,852	-	814	(2,993)
Net Income	13,955	6,515	262	-	20,732	-	-	485	21,217
Participation in net income (Managerial Income Statement)	67.3%	31.4%	1.3%	-	-	-	-	-	-

R$ million
Income Statement 2021	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	98,850	20,205	159	(186)	119,027	(612)	1,135	5,893	125,443
Expenses from financial intermediation (4)	(34,561)	(13,192)	(1)	211	(47,543)	161	1,335	(9,075)	(55,121)
Financial margin	64,289	7,012	158	25	71,485	(451)	2,470	(3,182)	70,322
Allowance for loan losses	(15,500)	-	-	-	(15,500)	72	-	5,814	(9,614)
Gross income from financial intermediation	48,789	7,012	158	25	55,985	(379)	2,470	2,632	60,708
Income from insurance, pension plans and capitalization bonds	-	5,178	-	13	5,191	-	-	1,503	6,694
Fee and commission income	31,867	1,780	768	(606)	33,808	(4,230)	(2,049)	(1,496)	26,033
Personnel expenses	(18,426)	(2,040)	(386)	0	(20,853)	672	-	167	(20,014)
Other administrative expenses (5)	(19,677)	(1,495)	(780)	1,129	(20,823)	1,489	(362)	(2,070)	(21,766)
Tax expenses	(6,340)	(984)	(113)	-	(7,437)	609	-	-	(6,828)
Share of profit (loss) of unconsolidated and jointly controlled companies	8	99	38	-	144	720	-	(443)	422
Other operating income / expenses	(13,690)	(722)	166	(561)	(14,807)	643	(59)	2,063	(12,159)
Operating profit	22,531	8,827	(149)	-	31,210	(477)	-	2,357	33,089
Non-operating income	(309)	37	0	-	(272)	35	-	-	(237)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,523)	(3,520)	51	-	(8,992)	442	-	(922)	(9,472)
Net Income	16,699	5,344	(97)	-	21,946	-	-	1,435	23,381
Participation in net income (Managerial Income Statement)	76.1%	24.4%	-0.4%	-	-	-	-	-	-

R$ million
Income Statement 2020	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	74,336	22,444	110	(111)	96,778	485	(3,521)	4,687	98,429
Expenses from financial intermediation (4)	(23,937)	(18,341)	-	119	(42,160)	(41)	1,052	(7,427)	(48,576)
Financial margin	50,399	4,103	110	8	54,619	444	(2,469)	(2,740)	49,853
Allowance for loan losses	(25,268)	-	-	-	(25,268)	(104)	-	5,827	(19,545)
Gross income from financial intermediation	25,130	4,103	110	8	29,351	340	(2,469)	3,087	30,308
Income from insurance, pension plans and capitalization bonds	-	8,075	-	24	8,099	-	-	-	8,099
Fee and commission income	30,307	1,876	448	(204)	32,427	4,031	2,164	(13,686)	24,936
Personnel expenses	(17,714)	(1,904)	(174)	0	(19,792)	(632)	-	1,459	(18,965)
Other administrative expenses (5)	(19,350)	(1,524)	(340)	675	(20,540)	(1,442)	218	359	(21,405)
Tax expenses	(5,477)	(1,039)	(75)	-	(6,590)	(541)	-	1,083	(6,049)
Share of profit (loss) of unconsolidated and jointly controlled companies	(0)	99	16	-	115	(634)	-	964	445
Other operating income / expenses	(15,634)	(1,034)	102	(503)	(17,068)	(678)	87	4,861	(12,799)
Operating profit	(2,738)	8,652	87	-	6,001	443	-	(1,874)	4,570
Non-operating income	(284)	(197)	1	-	(481)	(14)	-	-	(495)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,509	(3,425)	(57)	-	11,026	(429)	-	1,361	11,959
Net Income	11,486	5,029	31	-	16,547	-	-	(513)	16,034
Participation in net income (Managerial Income Statement)	69.4%	30.4%	0.2%	-	-	-	-	-	-

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, etc.) for management purposes; (2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations; (4) It includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and (5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

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1.4 – Information on products and services relating to the operational segments disclosed in item 1.3

a)	Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits Accounts

We offer a variety of deposit accounts, including:

•  Checking accounts, such as:

- Easy Account (Conta Fácil) – A checking account and a savings account under the same bank account number, using the same card for both accounts, destinated to individuals and companies;

- Click Account (Click Conta) – Checking accounts for children and young people from 0 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, exclusive partnerships, among other benefits;

- Academic Account (Conta Universitária) – Checking account for undergraduate students with low fees, student finance, exclusive website, free online courses, exclusive partnerships, among other benefits; and

- Conta Corrente (Checking Account) – accounts intended for companies and public entities with specific legal nature, which do not have a linked savings account.

•  traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the TR, plus 0.5% monthly interest in case the SELIC rate target is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a; and

•  time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or “CDBs”), and earn interest at a fixed or floating rate.

As of December 31, 2022, we had 38.0 million account holders (clients who have a deposit account which is available for use), of which 36.2 million of them being individuals and 1.8 million being companies. As of the same date, we had 68.7 million savings accounts.

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Loans and advances to clients

The following table shows loans and advances to clients broken down by type of product on the indicated dates:

									R$ million
	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 x 2021		2021 x 2020
							R$	%	R$	%
Companies	305,692	293,491	256,810	46.1	47.8	50.0	12,201	4.2	36,681	14.3
Financing and On-lending	111,608	111,906	108,462	16.8	18.2	21.1	(298)	(0.3)	3,444	3.2
Financing and export	37,588	46,636	51,462	5.7	7.6	10.0	(9,048)	(19.4)	(4,826)	(9.4)
Real Estate Financing	20,625	14,136	18,539	3.1	2.3	3.6	6,489	45.9	(4,403)	(23.7)
Onlending BNDES/Finame	16,380	16,080	16,692	2.5	2.6	3.3	300	1.9	(612)	(3.7)
Vehicle loans	23,243	18,927	13,590	3.5	3.1	2.6	4,316	22.8	5,337	39.3
Import	10,392	13,055	5,697	1.6	2.1	1.1	(2,663)	(20.4)	7,358	129.2
Leases	3,380	3,072	2,482	0.5	0.5	0.5	308	10.0	590	23.8
Borrowings	179,350	169,606	140,385	27.0	27.6	27.4	9,744	5.7	29,221	20.8
Working capital	98,964	101,990	91,405	14.9	16.6	17.8	(3,026)	(3.0)	10,585	11.6
Rural loans	7,620	5,502	4,957	1.1	0.9	1.0	2,118	38.5	545	11.0
Other	72,767	62,114	44,023	11.0	10.1	8.6	10,653	17.2	18,091	41.1
Operations with limits (1)	14,734	11,980	7,963	2.2	2.0	1.6	2,755	23.0	4,017	50.4
Credit card	7,577	5,723	3,966	1.1	0.9	0.8	1,854	32.4	1,757	44.3
Overdraft for corporates/ Overdraft for individuals	7,158	6,256	3,997	1.1	1.0	0.8	901	14.4	2,259	56.5
Individuals	357,612	320,342	256,407	53.9	52.2	50.0	37,270	11.6	63,935	24.9
Financing and On-lending	125,995	119,730	93,135	19.0	19.5	18.1	6,264	5.2	26,595	28.6
Real Estate Financing	84,617	81,712	59,064	12.8	13.3	11.5	2,905	3.6	22,648	38.3
Vehicle loans	34,013	30,885	27,818	5.1	5.0	5.4	3,128	10.1	3,067	11.0
Onlending BNDES/Finame	7,214	6,962	6,106	1.1	1.1	1.2	252	3.6	856	14.0
Other	151	172	147	0.0	0.0	0.0	(21)	(12.0)	25	16.8
Borrowings	156,052	142,244	118,656	23.5	23.2	23.1	13,809	9.7	23,588	19.9
Payroll-deductible loans	89,761	84,535	69,897	13.5	13.8	13.6	5,226	6.2	14,638	20.9
Personal loans	35,098	31,052	24,034	5.3	5.1	4.7	4,046	13.0	7,018	29.2
Rural loans	12,368	10,348	8,419	1.9	1.7	1.6	2,019	19.5	1,929	22.9
Other	18,826	16,308	16,306	2.8	2.7	3.2	2,518	15.4	2	0.0
Operations with limits (1)	75,565	58,368	44,616	11.4	9.5	8.7	17,196	29.5	13,752	30.8
Credit card	69,955	53,771	41,230	10.5	8.8	8.0	16,184	30.1	12,541	30.4
Overdraft for corporates/ Overdraft for individuals	5,610	4,597	3,386	0.8	0.7	0.7	1,013	22.0	1,211	35.8
Total portfolio	663,303	613,834	513,217	100.0	100.0	100.0	49,470	8.1	100,617	19.6

(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financing and Onlending

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or ACCs, and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or ACEs.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Export Credit Bills (referred to locally as NCEs and CCEs, respectively), and Export Financing Program with rate equalization – PROEX.

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Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of 845 correspondent banks abroad, 68 of which credit/guarantee lines as of December 31, 2022.

Housing loans

As of December 31, 2022, we had 336 thousand financing contracts.

Housing loans are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) the construction of residential and commercial developments.

The financing for the acquisition of residential properties has a maximum term of up to 35 years and the contracts may have annual interest rates between 9.5% and 9.9% p.a. plus TR, or an annual interest rate of 2.99% p.a. plus savings remuneration. The financing for the acquisition of commercial properties has a maximum term of up to 10 years and annual interest rates starting at 11.0% p.a. plus TR.

The construction financing, also called the Plano Empresário, has a work period of up to 36 months plus the grace period to implement the transfers to borrowers that varies between 6 and 12 months. Interest rates are priced on a case-by-case basis, both in TR+ and Savings+ modality.

Central Bank of Brazil regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

BNDES/Finame Onlending

The BNDES is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, rural producers, in carrying out their plans for modernization, expansion and implementation of new business, with the potential of generating jobs, income and social inclusion in Brazil. Its portfolio has certain products and programs to provide government-funded long-term loans with different interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers’ credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured.

In 2022, we disbursed R$6.3 billion, 71.3% of which were loaned to micro, small and medium-sized enterprises.

Vehicle financings

Vehicle Loans is a financing line for the purchase of light and heavy vehicles, both new and used, for individuals and legal entities. We offer these products through our branch network and Bradesco Financiamentos, with direct contact with clients and business partners for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

The vehicle loans portfolio grew in 2022, due to the optimization of concession policies, economic recovery and improvements in procurement processes, maintaining the position among the largest portfolios in the Brazilian markets.

Leasing

As of December 31, 2022, we had 3,763 active leasing agreements. According to ABEL, our leasing companies were among the sector leaders, with a 23.5% market share in Brazil, considering the market portfolio of leases of R$15.2 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 23.6% of our transactions were for vehicles (cars, buses, micro-buses and trucks).

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

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Borrowings

Working Capital

Line of credit destined to companies with the aim of covering expenses or investments inherent in the company’s working capital, such as: payment of 13th salary, stock renewal, training and other.

Personal loans/Payroll-deductible loans

They are loans with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to the private sector.

The average term of these operations is 59 months and interest rates ranging from 1.6% to 3.5% p.a., as of December 31, 2022.

Rural loans

The provision of loans and financing to the Agribusiness sector is carried out with resources:

•	From the demand deposit, where there is a requirement by the Central Bank of Brazil for the investment of 25% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), with maximum rates from 5.00% p.a. to 12.0% p.a., as per the rule of investment of the Manual of Rural Credit (MCR).
•	The Bank’s own, from the Bank’s Treasury for the operations.
•	BNDES onlending, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc., with a term of up to 10 years.

The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually with the disposal/mortgage of property and machines, the last one valid for the financing of goods in addition to agricultural or livestock lien.

Operations with Limits

Credit card

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands, and also the Private Label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•	exchange fees on purchases carried out in commercial establishments;
•	annual fees;
•	interest on credit card balances;
•	interest and fees on cash withdrawals through ATMs; and
•	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

•	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
•	credit cards directed toward high-net-worth clients, such as “The Platinum Card”, “Infinite”, “Black”, “Nanquim”, “Diners” and “Aeternum” from Elo, Visa, American Express and MasterCard brands;
•	credit cards destined for corporate clients, geared for business expenses and control of expenditure;
•	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
•	co-branded credit cards, which we offer through partnerships with companies; and

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•	private label credit cards, which we only offer to clients of retailers, designed to increase business and build client loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company whose investments include Alelo (benefit and prepaid cards), Livelo (coalition loyalty program) and participation in Elo Serviços (payment network). At Cielo S.A., a payment solutions company, we have shared control and relevant participation.

We also have a card business unit abroad, Bradescard Mexico, operating with exclusivity in store chains that are leaders in that country.

We have several partners with whom we offer co-branded/hybrid and private label/ cards. This allows us to integrate our relationships with our clients and offer by means of banking products, such as financing and insurance.

The following table shows our volume of transactions and the total number of transactions of credit cards for the years indicated:

In millions	2022	2021	2020
Volume traded - R$	298,107.5	234,032.8	192,814.1
Number of transactions	2,497.3	2,164.1	1,969.6

Overdraft

The overdraft is an emergency revolving credit limit contracted and made available in the checking account that allows greater availability of financial resources for withdrawals, transfers and honoring payments and other debits, whenever own resources are not sufficient.

Guaranteed Account (Conta Garantida)

Conta garantida is a revolving credit limit for companies and individuals to meet short-term needs. The limit of the conta garantida allows the negotiation of more attractive rates. However, in most cases, it requires a guarantee which can be; a surety, disposal of assets, guarantees of contracts or anticipation of receivables, and investments, among others.

Cash Management Solutions

Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, digital channels and Bradesco App, all of which provided more speed, stability and security for client data and transactions. Our solutions include receipt and payment services; and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments – In 2022, we settled 1.1 billion invoices through the services of Cobrança Bradesco and 507.9 million receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders. The corporate systems processed 1.1 billion documents related to payments to suppliers, salaries and taxes.

Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies.

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Niche Markets – We operate in various niche markets, such as franchise business, Individual Microentrepreneur (MEI), education, health, condominiums, notary offices, and among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising brands, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized services. We have approximately 600 agreements in place with franchising companies, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Groups (APLs), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, Brazil has 839 Local Productive Arrangements (APLs) spread across 2,580 municipalities.

Microentrepreneurs use the MEI Portal, including free services provided by partners to meet their day-to-day needs.

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services to identify business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website, developed for our clients, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have nine Specialized Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities according to the Brazilian GDP, in addition to 34 Platforms that operate providing services to the City Halls and other Authorities.

In 2022, we took part and were successful in payroll bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.6 million retirees and pensioners.

Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset Management also conducts the management of third-party resources, where it is responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds; and
•	FIDCs (Receivable Funds), FIIs (Real Estate Investment Funds) and ETFs (Exchange Traded Funds).

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Management of funds and portfolios – On December 31, 2022, Bradesco Asset Management managed 1,786 funds and 454 portfolios, providing services to 3.7 million investors. Among its biggest clients are those from the businesses we operate and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds, portfolios under our management, the number of investors and the number of investment funds and managed portfolios for each period:

			R$ million (1)
Distribution of the Shareholders' Equity	2022	2021	2020
Financial investment funds - Total	569,226	540,605	529,081
Fixed Income	495,149	456,173	453,017
Variable income	14,526	19,812	21,133
Multimarket	59,551	64,620	54,931
Managed Portfolios - Total	81,147	84,372	81,888
Fixed Income	72,932	73,701	68,862
Variable income	8,216	10,670	13,026
Overall Total	650,373	624,977	610,969

(1) Source: ANBIMA. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

	2022		2021		2020
	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders
Investment funds	1,786	3,718,997	1,977	3,114,756	1,573	2,953,465
Managed Portfolios	454	845	577	958	618	1,069
Overall Total	2,240	3,719,842	2,554	3,115,714	2,191	2,954,534

Management of third-party funds – On December 31, 2022, we provided administration service to 4,415 funds, 486 portfolios and 48 investment clubs, providing services to 3.1 million investors.

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1. Issuer’s activities

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period:

			R$ million (1)
Distribution of the Shareholders' Equity	2022	2021	2020
Financial investment funds - Total	1,008,574	956,488	915,366
Fixed Income	814,214	744,586	720,886
Variable income	65,753	82,285	91,311
Third party share funds	128,607	129,617	103,169
Managed Portfolios - Total	93,581	103,941	107,921
Fixed Income	72,932	73,701	68,862
Variable income	8,216	10,670	13,026
Third party share funds	12,434	19,569	26,033
Overall Total	1,102,156	1,060,429	1,023,287

(1) Amounts shown are funds of third parties and calculate by us (they are not derived from our fiscal statements). We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

	2021		2021		2020
	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders
Investment funds	4,415	3,180,201	4,276	3,177,296	3,828	3,007,567
Managed Portfolios	486	-	497	-	518	-
Investment Clubs	48	359	58	461	64	551
Overall Total	4,949	3,180,560	4,831	3,177,757	4,410	3,008,118

Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

Bradesco BBI won several awards in 2022, including "Best Investment Banking Brazil" and "Outstanding Leadership in Sustainable Project Finance" from Global Finance, "Investment Bank of the Year for Equity Raising" from The Banker, "Infrastructure Bank of the Year – Brazil" from Latin Finance, and "Best M&A Firm in Brazil" from the Global M&A Network.

In 2022, Bradesco BBI advised clients in a total of 282 operations across a range of investment banking products, totaling approximately R$362 billion.

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale and purchase of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2022, Bradesco BBI advised 29 transactions disclosed totaling around R$37 billion.

Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2022, Bradesco BBI coordinated 10 operations totaling around R$53 billion.

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2022, Bradesco BBI coordinated a total of R$272 billion in the capital market and a total of 243 transactions. In Fixed Income, we can highlight:

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•  Operations in the Local Market – Bradesco BBI ended the year in the local fixed income market with the coordination of 129 transactions and involving a total amount of approximately R$118 billion;

•  Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2022, Bradesco BBI advised 60 structured operations for different clients, totaling around R$34 billion;

•  Structured operations – Bradesco BBI structures customized financial solutions for its clients in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2022, Bradesco BBI advised 37 structured operations for different clients, with a total amount of more than R$31 billion; and

•  Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinated 17 transactions with an amount of around R$89 billion.

Investment Platform

We have a complete asset management platform that aims to provide the client with differentiated and personalized investment advice, in a face-to-face and remote way, covering all our product grid, in an accessible and sophisticated way, including investment solutions in Bradesco Asset Management, Ágora Investimentos, Treasury and Bradesco Previdência (Pension), always considering the moment of life, the needs, the objectives and profiles of the clients.

The investment advisory service is supported by a team of investment specialists, in addition to the assistance provided by the branch managers in the branches network, which complement each other. Clients also benefit from recommended portfolios that combine a variety of financial assets. These portfolios are developed on a monthly basis, taking into account risk profiles and economic scenario perspectives in both local and international environments.

Intermediation and trading services

Ágora Investimentos

Ágora, the investment house of Banco Bradesco, is a one stop, open and independent investment platform. Prioritizing the journey and experience of the investor, it aggregates technology and innovation, as well as financial education, quality content and advice for all its clients. It is dedicated to the care of non-institutional individuals and legal entities, whether Bradesco account holders or not. Through the website or App, the client finds a modern Home Broker, its asset trading platform on B3 and a select portfolio of investments that is offered from a careful selection among the most relevant institutions in the market, providing the best opportunities in fixed income, investment funds, COEs, LIGs, public offers and private pension, including with access to investments abroad; all in one place, 24 hours a day, via the website or Ágora App.

To assist in making decisions when investing, on Ágora Insights, the house clients have at their disposal recommendations, reports, analyses, live streams during the trading session and podcasts, as well as greater coverage of companies listed on the stock exchange, with content prepared by the team of renowned economists and market analysts. And if necessary, in Ágora whatever the profile, the client has a team of specialists who understand the subject when it comes to investing, finding the best opportunities according to the objectives.

In addition to the complete grid of investment products, the Ágora client has exclusive programs and services for their day-to-day life, such as the Ágora Visa Infinite credit card, with 1% investment and several advantages, exclusive benefits such as toll tag and car parking with no fees, in partnership with Veloe and the Ágora Plus Program, which brings discount coupons and cashback in several partner stores.

In the pillar of financial education, through the Ágora Academy, we offer more than 90 courses, 50 of which are totally free. All developed by the best business schools in the country: for those who want to learn,

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1. Issuer’s activities

specialize and even professionalize in the market.

Young people and university students can start their investment journey through special programs with Ágora Kids and Universitário. Market professionals have modern and advanced asset trading platforms, by Ágora Trader.

In December 2022, it reached 886.2 thousand clients, with a total of R$68.9 billion assets in custody, occupying the fourth position in the Ranking of Custody of Individuals of B3, the result of the focus on the journey and experience of the investor, through technology and innovation, as well as dissemination of financial education, quality content and specialized advice to all its clients.

Bradesco Corretora

Bradesco S.A. CTVM, or Bradesco Corretora, provides services exclusively to the institutional segment, offering a full service of investment analysis that covers the main industries and companies in the Latin American market, with a team composed of 29 sector specialists who provide consultations to the clients by follow-up reports and stock guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has teams of its own capital economists and fixed income analysts dedicated to institutional clients. Over 360 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors around the world, such as those domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

Regarding B3 variable income markets in 2022, Bradesco Corretora traded R$514.0 billion and ranked second in Brazil in terms of the total trading revenue and third considering revenue from global investors.

In addition, in the same period, Bradesco Corretora traded 1.5 billion futures, forwards, swaps and options totaling R$50.0 trillion in B3. In 2022, Bradesco Corretora ranked fourth in the Brazilian markets, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora remains adherent to the Operational Qualifying Program (PQO), maintaining the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), confirming the high quality of its futures contracts and variable income markets. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently B3).

Capital markets solutions

In 2022, we were one of the main providers of capital market services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs, quotas of investment funds, CRIs and debentures); custody of shares backed by Depositary Receipts (DR), loan of shares, liquidating bank, depositary (Escrow Account – Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary management for investment funds.

Bradesco Custódia has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization. These certifications expand our structures of controls, increasing the level of effectiveness and quality of processes.

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As of December 31, 2022, the set of the services provided by us, which we call Bradesco Custódia was composed of:

•	Custody and controllership services for investment funds and managed portfolios involving:

- R$2.1 trillion in assets under custody;

- R$3.2 trillion in assets under controllership; and

- R$237.8 billion in market value, related to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

•	Fiduciary administration for funds, investment clubs and portfolios under management with:

- R$1.1 trillion total shareholders’ equity of investment funds under fiduciary management in investment funds, portfolios and investment clubs.

•	Securities bookkeeping:

- 262 member companies of the Bradesco Book-entry Stock System, with 11.1 million shareholders;

- 476 companies with 813 issues in the Bradesco Book-Entry Debenture System, with a market value of R$761.1 billion;

- 1,166 investment funds in the Bradesco Book-Entry Quotas System (value of R$98.8 billion); and

- 43 BDRs programs managed, with a market value of R$5.9 billion.

•	Depositary (Escrow Account – Trustee):

- 28.575 contracts, with a financial volume of R$17.9 billion.

International presence

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking.

In October 2020, we concluded the acquisition of Bradesco Bank and its subsidiaries to offer a complete platform of banking and investments products and services also in the United States.

December 31, 2022, we had 2 Branches, 11 Subsidiaries and 2 Representative Offices.

Our International and Exchange Area in Brazil coordinates our international transactions, by a team of experts in foreign exchange, providing technical and business support to clients and Retail and Corporate businesses.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$36.1 billion, as of December 31, 2022, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$1.6 billion during 2022 and funding transactions amounted to US$3.3 billion, as an additional source of funding.

The following is a brief description of our subsidiaries abroad:

Cidade Capital Markets – In February 2002, we acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.

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Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•  Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds, placement of Equity Capital Market (ECM) and Debt Capital Market (DCM) operations, distribution of research reports and corporate access services;

•  Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and

•  Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance.

Bradesco Bank – Commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients.

Bradesco Investments – Broker dealer that offers a complete and open platform of investments for Private, high-income, corporate and institutional clients.

Bradesco Global Advisors – Investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Bradesco Bank is positioned to meet the demands of Brazilian and Latin American clients located in the United States and who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients;
•	working capital abroad;
•	WEB exchange contracts;
•	collecting import and export receivables;
•	cross border money transfers;

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•	advance payment for exports;
•	accounts abroad in foreign currency;
•	domestic currency account for foreign domiciled clients;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	prepaid cards with foreign currency (individuals and legal entities);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and
•	clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to purchase certain goods may set up a group known as a “consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups, which are formed for the purchase of real estate, vehicles, motorcycles, trucks and other assets, have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Consórcios manages groups of consortia and, as of December 31, 2022, registered total sales of 1,569,684 outstanding quotas; net income of R$3.1 billion; and fee and commission income from consortiums of R$2.3 billion and accrued revenue of R$99.4 billion.

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through different segments, which we refer to collectively as Grupo Bradesco Seguros.

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2022, there were 33.0 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large enterprises wishing to provide benefits for their employees.

On December 31, 2022, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had 4.0 million beneficiaries covered by company plans and individual/family plans. Around 181 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 48 of the 100 largest companies in the country.

As of December 31, 2022, it included 11,438 laboratories, 18,545 specialized clinics, 15,444 physicians and 2,139 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We offer car insurance with flexible options according to the client’s profile, through our subsidiary Bradesco Auto/RE. The “Auto Light Rede Referenciada Insurance” is more affordable (vehicle insurance), while “Auto Lar” covers both the vehicle and the residence. There are also options for fleets and account

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holders of Banco Bradesco. We cover damages caused to the vehicle, passengers and third parties, with several additional options for purchase, as well as discounts on establishments and a complete Bradesco Insurance App to facilitate the management.

The insurance of retail property and casualty include protection for residential, business and equipment risks, with customized coverage according to the needs of each business or residence. We highlight the “Lar Mais Seguro” (Safer Home) and the “Residencial Sob Medida” (Customized Home Insurance) for individuals, and the “Bradesco Seguro Condomínio” for legal entities, with full coverage and emergency services for various types of condominium.

As of December 31, 2022, Bradesco Auto/RE had 1.5 million insured automobiles and 1.5 million property/casualty policies, making it one of Brazil’s main insurance companies.

Capitalization bonds

Bradesco Capitalização is the market revenue leader among the capitalization bond companies of the industry, with a 22.4% market share, according to SUSEP and offers its clients capitalization bonds with the option of a lump-sum or monthly payment. Plans vary in value (from R$10 to R$50,000), according to the profile of each client, with cash prizes of up to R$11.4 million (net premiums). In December 2022, we had 3.2 million active clients, with growth of 19.3% compared to December 2021, and 21.4 million capitalization bonds, of which 8.6 million were capitalization bonds and 12.8 million were incentive bonds. Our biggest operation is the traditional modality, where the client saves money and can win prizes as a tool of financial regulation, and at the end of the plan the amount paid is 100% of the amount paid restated by the TR. In the incentive category, the purpose is to add value to the products of a partner company or even to provide an incentive for its clients to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value.

In line with the principles of sustainability and the search for the dematerialization of services, we have developed the sale of capitalization securities through the corporate cell phone of the commercial managers of the branch network, with digital acceptance on the Bradesco App, Net Empresa App, Internet Banking and on Net Empresa by our Individual and Corporate clients, considering their convenience and security. These improvements are aligned with mobility, and contribute to the quality of services and client satisfaction, as well as the savings in physical and financial resources. In 2022, we provided our corporate clients with the option to purchase and access bonds services through Net Empresa. Following these principles, since 2021, we offered our individual clients the redemption of the securities through the Bradesco App. With this last delivery, we are in line with the digitalization of the acquisition and redemption processes, which can be performed 100% digitally.

In line with the diversification of our portfolio, in 2022 we launched 4 more products.

•	In digital channels (Bradesco App, Internet Banking and BDN), we launched Max Prêmios, with monthly payment product of R$10.00 and R$20.00, serving all client profiles, helping them with the habit of saving money, competing for awards and contributing to financial education. We achieved above-expected performance from our clients who purchased bonds through 100% digital means, reaching the milestone of 1 million bonds sold;
•	Max & Milhões, exclusively for high-income clients, with millionaire draws of up to R$11.4 million, the highest draw of Bradesco Capitalização;
•	Agro Max Prêmios, made especially for Bradesco clients who want to expand their agribusiness, where the client invests R$5 thousand or R$10 thousand at a time and can win 20 monthly prizes up to R$400 thousand and can still be used as a loan operation guarantee; and
•	Novo Max Prêmios Cem, where the client invests R$100.00 at a time and participates in 324 draws during the month.

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Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio. The participants of these funds are taxed upon the redemption of quotas, and/or receipt of benefits.

As of December 31, 2022, Bradesco Vida e Previdência accounted for 21.9% of the supplementary pension plans in terms of contributions, according to SUSEP. On December 31, 2022, Bradesco Vida e Previdência accounted for 22.6% of assets under management: 20.9% of VGBL, 21.5% of PGBL and 45.3% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. Open private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. Closed supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

As of December 31, 2022, we managed open supplementary pension plans covering 2.9 million participants, with a total balance of R$275.9 billion in collateral assets.

Under VGBL and PGBL plans rules, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant’s taxable income when making their annual tax declaration. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation, in relation to the total redeemed/received as benefit. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption and/or when benefits are paid out, taxes will be levied on the income accrued, pursuant to current legislation.

These plans can be contracted either individually as well as in business plans. Individual plans represent 55.5% and business plans 44.5% of the total number of participants. The business plans account for 15.7% and Individual for 84.3% of the technical provisions.

The plans being commercialized allow contribution, portability, redemption and conversion into income.

Bradesco Vida e Previdência also offers pension plans for corporate clients that are in most cases negotiated and adapted to the specific needs of this type of client.

Bradesco Vida e Previdência earns revenues primarily from:

•	supplementary pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

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b)	Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

Structural Information - Units	2022	2021	2020
Service Points	85,609	81,900	79,892
- Branches	2,864	2,947	3,395
- Service Centers	3,524	3,769	3,915
- Electronic Service Centers	645	764	822
- Business Units	897	988	715
- Banco24Horas Network	17,449	16,174	15,250
- Bradesco Expresso (Banking Correspondents)	40,456	39,100	39,100
- Bradesco Promotora	19,759	18,085	16,620
- Losango	-	57	58
- Branches/Overseas Subsidiaries	15	16	17
ATMs	46,562	50,807	54,522
- Bradesco Network	22,163	26,526	30,694
- Banco24Horas Network	24,399	24,281	23,828

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance, pension plan and capitalization products through our website, our branches, brokers based in our network of bank branches and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

% of total sales, per product	2022	2021	2020
Insurance products:
Sales through branches	37.1%	39.7%	39.8%
Sales outside branches	62.9%	60.3%	60.2%
Supplementary pension plans products:
Sales through branches	87.1%	87.1%	75.0%
Sales outside branches	12.9%	12.9%	25.0%
Capitalization bonds:
Sales through branches	71.0%	77.6%	84.8%
Sales outside branches	29.0%	22.4%	15.2%

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Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services offered by employees of the establishments themselves, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•  receipt and submission of account application form;

•  receipt and submission of loans, financing and credit card application form;

•  withdrawals from checking account and savings account;

•  Social Security National Service (INSS) benefit payments;

•  checking account, savings account and INSS balance statement;

•  receipt of utility bills, bank charges and taxes; and

•  prepaid mobile recharge.

As of December 31, 2022, the Bradesco Expresso network totaled 40,456 service points, with an average of 36.5 million monthly transactions or 1.7 million transactions per business day.

Digital Channels

We offer various products and services through our digital channels Mobile App, Internet Banking, ATM, and Contact Center. They can be accessed from anywhere and at any time, with the aim of taking convenience, practicality and security for clients. In 2022, digital channels represented 98% of the transactions performed at Bradesco, highlighting the Mobile and Internet Banking channels, which represented 93% of this total.

Below is a brief description of our digital channels:

Mobile App – at the end of December 2022, we have 24.1 million active natural person clients (accounts who carried out transactions in the last three months) Comparing against December 2021, this number total an increase of 2.4 million clients in the channel. We believe in the consolidation and continuous growth of Mobile channel in the coming years.

Currently, we have a broad and diversified set of solutions. Available for iOS and Android systems, this channel is used by clients to make from payments and transfers to purchase loans, consortia, carry out foreign exchange operations, access non-financial benefits, among other services. They also take advantage of integration with the Ágora App, a complete investment platform. With it, clients receive tips, market news and expert reviews through the “single sign on”.

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, DOC/TED, check deposits, factoring of receivables, purchase of loans, among other transactions. The convenience of the App on the cell phone encompasses the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce.

Importantly, the entry of new accounts by mobile individual and companies. In 2022, the number of digitally opened accounts grew by 48% compared to 2021. In addition, there has been a 52% increase in the opening of MEI accounts compared to 2021 and the expectation is to grow even more in 2023.

BIA – the proximity to the client is increasingly relevant, as well as the customization of the service. Thinking about continuing the customer experience, we invest in research and technologies that also include pioneering solutions. This is the case of BIA, Bradesco’s artificial intelligence launched in 2016. Initially established for branch employees throughout Brazil, BIA matured until it began to interact with clients through the Bradesco App and through other channels.

In December 2022, it surpasses the mark of 1.6 billion interactions and presents itself as one of the main channels of relationship with our clients and non-clients. Present on WhatsApp, Google Assistant, Amazon Alexa and the Apple Messaging app, BIA ensures mobility and helps clients digitally wherever they are. On the Bradesco App, clients can also make transfers between Bradesco accounts by voice or text and

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clarify doubts about the bank’s products and services.

Inspired by the movement “Hey, update my voice”, of UNESCO, we changed the answers of BIA so that she can react fairly and firmly against harassment. We will continue to make investments focused on its evolution, expanding her skills with resources that help clients organize their financial flow and improve her communication capacity to provide an increasingly intuitive and intelligent experience.

Internet – We were the first financial institution in Brazil to have an e-mail address on the Internet, beginning in 1996. We provide individuals clients access to financial services on Bradesco Internet Banking, a solution that has transformed the relationship between clients and the financial market, and that continues to be an important source of information and transactions.

With the 26th anniversary on March 31, 2022, Bradesco Internet Banking continues to evolve. With its own domain (banco.bradesco), the Organization is one of the few Brazilian companies to have a top-level domain or generic top-level domains (gTLDs) – an initiative of the ICANN (Internet Corporation for Assigned Names and Numbers), the body responsible for internet protocols, which regulates the addresses on the worldwide web.

This communication platform is divided into 2 main pillars:

•  Bradesco Institutional Website (banco.bradesco): with simplified content and plain language, offers to Individual clients access to information and clarifications on various financial products and services, with the support of tutorials in videos that facilitate the understanding, in addition to the features that help in the client’s day-to-day activities, like issuing the copy of the bank payment slip. Also available on the homepage of the portal, the online purchase of products of the Organization and of partners, such as cards, consortium, Losango, Cielo, among others, also serving clients who do not have a checking account.

•  Bradesco Internet Banking for Financial Services: access by using a password and Token for account holders and by CPF No. and password for non-account holders. With more than 500 services and products available, individual clients can use the channel to check statements, and make payments, transfers, Pix, investments and much more.

The new visual concept of the channel is more modern and technological, presenting facilities, such as customizing the distribution of services on the homepage according to each client’s preference. In addition, it has relevant information of the investment portfolio, with the possibility of customized tips and viewing of credit card limits and real-time purchases, and gives the client even more autonomy using the transaction limit manager.

On Bradesco Net Empresa, the Corporate Bradesco Client can make queries, transfers, Pix, investments, file submission, among other transactions, all in a simple and secure manner.

We also emphasise that the MEI Digital Platform delivers to the individual micro-entrepreneurs, financial and non-financial services by means of partners that meet their main needs.

•  ATM – With more than 8 million clients who make queries and transactions exclusively through the network of self-service machines, we are present in the five regions of Brazil, enabling autonomy with security in a portfolio of products focused on intuitive navigation with synergy and with digital convergence.

Maintaining high availability and capillarity, currently there are over 46 thousand active machines, distributed among Bradesco’s Own Network 22,163 and Shared Network – Banco24Horas 24,399; with more than 80% of the screens with touchscreen enabling features that facilitate the day-to-day operations of the client, like the withdrawal with the possibility of choosing the banknotes, the quick withdrawal and sending the proof of receipt by e-mail.

We also have disruptive services, such as the 146 dollar and euro purchase machines – foreign exchange of 2 currencies in a single machine – which had representative participation in the Organization’s foreign exchange operations. In 2021, we also deployed the Virtual Safe, in which

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the client has autonomy in purchasing foreign currency by the Bradesco App and withdrawing from the ATMs.

Strengthening our pioneer DNA, 8,386 machines operate with the recycling of banknotes, which enables the cash deposit with immediate credit in the account of the beneficiary, not requiring the use of the envelope. Continuing with the reduction of cost with consumables, since December 2020, approximately 4,800 recycling companies also received the operation of deposit in check without the envelope; with clearance according to the deadline established by the Central Bank of Brazil.

The self-service machines have advanced security technology and are 100% equipped with Biometrics. The security in the palm of your hand adds, in addition to convenience in the “proof of life” for INSS clients, expedition to make the most diverse transactions without a card, such as the activation of the token on the cell phone and the access of proxies of individual account holders, who can operate without the presence of an employee.

•  Telephone services – Fone Fácil (Contact Center) – We allow clients to bank by telephone, which can be accessed by choosing an electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service and proceed directly to its execution, choosing the preferred option.

Through this channel, we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, loan contracting, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pension plans, capitalization and internet banking, among others.

•  Social networks – we are innovators and pioneers in social networks, operating in them since 2009 and becoming a market reference. The focus is on communication, relationship, content creation and business activation. The Social Networks team monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with people and protects the Organization. The team is also responsible for answering doubts, complaints, suggestions and conducting relationship interactions with the user.

The tables below show the number of transactions carried out through digital channels, the loans authorized through these channels and the number of digital clients:

In millions of transactions	2022	2021	2020
Mobile Individuals and Companies+ WhatsApp (1)	19,684	17,450	14,472
Internet Individuals + Companies – with WebTA (2)	4,701	5,096	5,347
ATMs	1,246	1,483	1,749
Direct Debit (1)	159	167	174
Telephone Banking (Fone Fácil)	43	78	106
Total	25,833	24,274	21,848

(1) Including in 2022 and 2021 transactions made through WhatsApp and Automatic Debit.

(2) WebTA is an internet file transmission service, to Bradesco, carried out by Corporate clients using Net Empresa.

In 2022, of the total loans authorized, 33.1% were made available via digital channels, carried out autonomously by clients. The increase of 16 p.p in the participation of the mobile channel for individuals stands out, with the total loans authorized for individuals originated via digital channels in 2021 of 44% increasing to 60% in 2022. Regarding the volume of loans authorized through digital channels, the growth was 15% for Individuals and 27% for companies.

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	2022	2021	2020
Loans authorized in the Digital Channels - In R$ billion
Individuals	60.0	52.2	32.9
Companies	45.6	36.0	32.2
Total	105.6	88.2	65.1
Clients with Digital Profile - In million
Individuals	24.7	22.3	19.8
Companies	1.7	1.5	1.4
Total	26.4	23.8	21.2

next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone’s life, provide solutions to help the client in the financial management process and to be a partner that allows clients to achieve their dreams and goals.

The next solutions ecosystem offers a variety of financial and non-financial services, all devised and designed on studies with clients and non-clients.

In addition to the checking account and credit and debit card, clients have at their disposal several options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy), cell phone top up, gift card, toll and parking tag (Veloe), and benefits in partnership with more than 270 brands on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets. In addition, next has its own end-to-end marketplace called nextshop, which currently offers over 900,000 deals available to all next clients. It offers various payment methods and benefits, ranging from cashback to exclusive prices and free shipping.

The performance of next is based on the customer-centricity. This premise is followed with constant investments in the analysis and intelligence of data, to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. In addition to the extensive use of data, we also employ anthropological studies to identify trends and anticipate the needs of our clients. The use of the most modern Design and User Experience solutions and also the feedback gathered at all contact points are key elements to provide a better journey and to actively listen to the demands.

next traces all its goals aiming at a sustainable growth, the quality of the services and actual indices of satisfaction and engagement in the use of the platform.

It closed the year with 14.5 million clients, a 47% growth in the annual comparison, processing 636 million transactions.

Digio

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit card, personal loan developed to be distributed in own and third-party channels, INSS payroll-deductible loans, anticipated FGTS – Anniversary Withdrawal and 100% digital payment account. In addition to financial products, it is possible to purchase on the Digio App: cell phone top-up, insurance, dental plan, cashback, e-gift, discounts etc.

Digio closed 2022 with 5.1 million total accounts, recording a growth of 45% over the same period in 2021.

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inovabra

In a world of exponential transformations, we have created an innovation ecosystem to conceive and develop solutions that impact the lives and experiences of our clients. We work on three fronts:

• Support to Bradesco’s business areas to accelerate new features or improvements of existing products;

• Foster new products and services; and

• Explore, suggest and experiment with new technologies.

To meet the challenges of these three areas of work, Inovabra relies on:

•  Internal innovation program: we incentivize our employees to engage in intrapreneurship. Innovation projects are prioritized, structured, and guided from the conceptual stage to the case-building process and business model validation. Professionals from various fields collaborate with each other, startups, and other actors in the innovation ecosystem, including major technology players, with a focus on generating innovative solutions to enhance customer experiences, optimize existing products and services, expand into adjacent businesses, and increase market share in new markets. Additionally, employees work in a collaborative space in New York to identify solutions that add value to the Organization's businesses and stay abreast of trends in new business models, technology, and behaviors.

•  Multidisciplinary team (analysts and researchers): constant interaction with partners, universities and research institutes in Brazil and abroad to support and stimulate the acquisition of new knowledge about emerging technologies, market evolution, proposals of new business models, develop pilots, and conduct experiments with emerging technologies such as Artificial Intelligence, Blockchain, DeFi (Decentralized Finance), CBDCs (Central Bank Digital Currencies), and Cryptoeconomics, IoT (Internet of Things), Quantum Computing, among others.

•  Culture program: initiative to inspire and create innovators across the Organization, since innovation is everyone’s role. Through the program, we foster habits, behaviors, and competencies of innovation and intrapreneurship, with the support of Unibrad – Human Resources (HR) and marketing, through 4 pillars.

•  Learn: generation of knowledge and adoption of new skills and attitudes;

•  Connect: sharing knowledge, cases and experiences;

•  Communicate: generation of repertoire through events, reports and newsletters; and

•  Management system: measurement of culture and actions ranging from engagement, content consumption reaching the generation of new opportunities and innovation cases.

The program has two audiences: all our employees and influencers (select group with representatives from different areas of the bank who are the catalysts for innovation in their departments).

In 2022, 254 influencers participated in the program, representing 80% of our areas. The group had access to 100 hours of training (synchronous and asynchronous). With the aim of materialization, 22 innovation challenges were initiated, and 5 ongoing experiments are being coordinated by the influencers. For the entire Organization, there were more than 12 events with participation of market experts and executives and with an average of 1,500 views.

•  Co-innovation environment: large companies, startups, investors, and mentors work collaboratively to co-innovate and generate business opportunities. The environment includes over 230 startups and 82 large companies. In addition to fostering the entrepreneurial ecosystem in Brazil and promoting a culture of innovation within organizations, the co-innovation environment aims to contribute to the country's quest for a more prominent position in global innovation. To complement the physical performance, the co-innovation environment has its digital platform to

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house startups and companies outside São Paulo who want to seek connection with other startups, access business opportunities of Bradesco and partner companies. In addition to the residents located in the physical space and the companies connected through the platform, the co-innovation environment establishes partnerships with 9 innovation centers in Brazil (Porto Digital, Gyntec, Artemisia, Nexus, ACATE, Hotmilk, Hospital do Amor, 100 Open Startups, and Manaus Tech Hub – Sidia) to enhance opportunities for startups and companies within its community.

•  Unified and collaborative laboratory: centralizes areas of Bradesco technology and large technology partners, with a safe environment for testing frontier technologies. The model provides operational efficiency in innovation, prototyping and product design, experimentation of new solutions with startups and big techs, proof of concept, launches and solutions of new challenges. Our laboratory also has a Sandbox that allows the test of solutions simulating our productive environment, which guarantees more accurate experimentations reducing integration uncertainties and the time-to-market of innovation.

•  inovabra ventures: proprietary capital fund for strategic investments in startups and high-growth companies that have innovative technologies and/or business models. The fund is controlled by the area of Private Equity & Venture Capital and it actively contributes to the generation of value in the companies and the expansion of entrepreneurship, especially when they involve solutions that meet the needs of our clients.

inovabra results for 2022:

• 82 studies carried out by the multidisciplinary team of research;

• 9 projects with new technologies;

• 77 experimentations;

• 147 certifications between software and hardware;

• 163 technical recommendations;

• 14 contracted startups; and

• 7 investments in startups.

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c)	Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

			As (%)
Market Share	2022	2021	2020
Source: Bacen
Bank
Demand Deposits	11.0	10.1	10.8
Savings Deposits	13.2	13.2	13.0
Time Deposits	13.7	15.3	16.0
Loans Operations	11.5	12.3	12.1
Loans Operations - Private Institutions	20.0	21.5	22.0
Loans Operations - Vehicles Individuals (CDC + Leasing)	13.8	13.6	13.3
Payroll-Deductible Loans	15.2	16.4	15.9
- National Institute of Social Security (INSS)	18.0	20.9	19.8
- Private Sector	11.2	14.4	14.8
- Public Sector	13.7	13.6	13.3
Real Estate Financing	9.4	9.8	8.8
Consortia
Real Estate	17.6	19.0	21.2
Auto	27.2	29.7	31.2
Trucks, Tractors and Agricultural Implements	24.3	18.3	18.6
International Area
Export Market	13.9	14.8	15.5
Import Market	7.9	10.0	14.6
Source: Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan and Capitalization Bond	22.4	22.3	22.4
Technical provisions for insurance, pension plans and capitalization bonds	22.2	22.7	23.3
Pension Plan Investment Portfolios (including VGBL)	22.6	22.9	24.2
Source: Anbima
Investment Funds and Managed Portfolios	16.7	16.7	17.8
Source: Social Security National Institute (INSS)/Dataprev
Benef it Payment to Retirees and Pensioners	30.8	31.4	32.1
Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	21.2	22.0	21.9

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ii) competitive conditions in markets

As of December 31, 2022, state-owned financial institutions held 34.1% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 49.7% share and foreign-controlled financial institutions, with a 16.2% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

We highlight below some rules that may impact competitiveness, due to some regulatory requirements:

Through Circular No. 3,590/12, as amended, transfers of corporate control, takeovers, mergers, transfers of business, contracts with a view to cooperation in the financial sector, acquisitions of holdings greater than or equal to 5% and acquisitions that result in the purchaser having a stake increase interest equal to or higher than 5% in cases in which the investor holds 5% or more of the voting capital, directly or indirectly involving financial institutions must be submitted to the Central Bank of Brazil.

Through CMN Resolution No. 4,970/21, as amended, the CMN set out and procedures for authorization related to the operations of financial institutions and other entities authorized by the Central Bank of Brazil.

In short, it includes institutions, in the scope of application of CMN Resolution No. 4,970/21, such as (i) development banks; (ii) foreign exchange banks; (iii) development banks; (iv) investment banks; (v) multiple banks; (vi) foreign exchange brokers; (vii) securities and exchange brokers and real estate agencies; (viii) securities and exchange distribution companies; and (ix) loan companies between private individuals. In addition, on August 30, 2022, the Central Bank of Brazil issued Normative Instruction No. 299/22, as amended, which discloses procedures, documents, terms and information necessary for the instruction of authorization requests related to the operation of the institutions covered by CMN Resolution No. 4,970/21.

Through Resolution No. 4,656/18, as amended, CMN regulated credit fintechs, providing for the establishment and operation of the Direct Loan Companies (SCD) and Interpersonal Loan Companies (SEP), regulating loans and financing between people using electronic platforms. In summary, SCD and SEP have to be constituted in the form of joint stock companies and may meet less stringent criteria than those of other financial institutions to obtain authorization. However, the SCD can only perform loans and financing using their own resources, while the SEP cannot make use of operations with its own resources, acting as an intermediary between creditors and debtors, and providing other services established in the Resolution.

In 2019, the CMN created rules for the Credit Society for Microentrepreneurs and Small Business (SCMEPP), through Resolution No. 4,721/19, as amended, which provides for the constitution, authorization for operation, corporate restructuring and cancellation of authorization for operation. The SCMEPP has the role of granting funding to individuals, microenterprises and small businesses based on the viability of their projects. The SCMEPP cannot raise money from the public, nor can it issue bonds and securities to place bids and public offerings.

In these circumstances, the fintechs that are already expanding in the Brazilian markets may act in a regulated manner and independently from a financial institution already constituted, as an SCD or SEP. The process of obtaining authorization for the operation of the SCD, SEP and SCMEPP has fewer requirements than those of a multiple bank; in contrast, these entities have a more limited scope of action.

In June 2020, the CMN enacted Resolution No. 4,822/20, regulating the joint-guarantee society and the counter-guarantee society, provisioning on the constitution, organization and functioning of these societies, introduced by Complementary Law No. 169/19. The joint-guarantee society has as its main objective the granting of guarantees in favor of its participating members in the context of loans contracted by them, and counter-guarantee societies, in turn, is aimed at granting the counter-guarantee to joint-guarantee societies.

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Subsequently, in November 2022, the CMN issued Resolutions No. 5,046/22, No. 5,047/22, No. 5,050/22 and No. 5,051/22, which provision, respectively, on the Organization and operation (i) of investment banks, (ii) of development banks, (iii) of direct credit companies (SCD and peer-to-peer lending (SEP in Portuguese), (iv) as well as credit unions.

Through Resolution No. 5,050/22, which revoked Resolution No. 4,792/20 and Resolution No. 4,656/18, the CMN began to provision on the Organization and operation of a direct credit company and a peer-to-peer lending company and regulate the execution of loan and financing operations between peers through an electronic platform.

Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. The implementation of its regulatory was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the National Monetary Council, with the aim to stimulate innovation, promote competition, increase the efficiency of the National Financial System and Brazilian Payment System and promote financial citizenship. For this purpose, it establishes that standards of systemic integration between participant institutions must be adopted.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)	transmitting the data;
b)	receiving the data;
c)	holding a demand, savings deposit account or prepaid payment account;
d)	initiating the payment transaction; and
e)	having a digital correspondent contract in Brazil.

Due to our importance in the National Financial System and the characteristics of its activities, it is mandatory to implement Open Finance as a participant in securities “a”, “c” and “e”. Despite being optional, we will participate in the other securities considering business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil and highlighted below:

•	Stage 1: The date of February 1, 2021 has been set for implement the necessary requirements for publishing institution data on service channels and products and services related to demand and savings deposit accounts, prepaid and postpaid accounts and loan operations;
•	Stage 2: as of August 13, 2021, for the publishing of registration details and information of bank accounts (deposit, savings and payment) as well as credit card, and loans by the clients;
•	Stage 3: as of August 13, 2021, for the Sharing of client's registration data and transactional information from bank accounts (deposit, savings, and payment), as well as credit card and credit operations;
•	Stage 4: scheduled for April 2023, for the implementation of the requirements needed for the data sharing on products and services and transaction data, as foreign exchange transactions, investments, insurance and private pension plan, in addition to transactional information related to these products and services by clients.

Our Open Finance Squad has more than 400 highly qualified professionals at Bradesco, focused on developing the best solutions regarding new financial system, inserted in multi-functional groups, our Bradesco Squads work with an agile mindset and exercise an end-to-end vision in creating intuitive and personalized journeys to achieve increasingly positive results.

Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 69.4% of deposits in the Brazilian markets.

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Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital ones, the services and benefits offered, in addition to better user experience for the cardholder client.

Consortia

In December 2022, according to the Central Bank of Brazil, the consortia market included 141 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Banco de Brasil and Porto Seguro in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Banco do Brasil and Randon in the trucks segment.

One of our competitive advantages is the credibility of the Bradesco brand, our amount of monthly contemplations, which reinforces the ability to manage the groups and resources of the consortium clients, and our extensive distribution network, with the largest service network throughout Brazil.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other national and international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Daycoval Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

On December 31, 2022, the asset management industry in Brazil managed funds worth R$7.4 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. Bradesco Asset Management held a portion of R$569.2 billion or 7.7% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.7 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

According to SUSEP, in 2022, we were market share leader of the Brazilian insurance market. Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector, which has changed in Brazil in recent years. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the claims handling, automation level, and development of long-term customer relationship.

Our principal competitors are SulAmérica Seguros, Porto Seguro, BB Seguridade, Tokio Marine and Mapfre, which account for a combined total of approximately 57.6% of all premiums generated in the market, as reported by SUSEP in 2022.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

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Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Supplementary pension plan sector

The Brazilian government’s monetary stabilization policies stimulated the supplementary pension plan sector and attracted new international players.

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BrasilPrev, Caixa Seguridade, Zurich/Santander, Itaú Seguridade, Icatu and XP Previdência.

Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Caixa Seguridade and Kovr Capitalização, which together represent approximately 65.4% of the total capitalization revenue generated in the market, according to information provided by SUSEP.

d)	Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the 13th salary and profit-sharing distributions are usually paid.

e)	Main raw materials, stating:

i) Description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a rigorous homologation process for subsequent selection and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

Additionally, in the Organization's Contracts, the supplier declares to be aware of the provisions of the Bradesco Organization's Code of Ethical Conduct, the Bradesco Organization's Sectorial Code of Ethical Conduct for Purchasing Professionals, the Corporate Information Security Policy and the Bradesco Integrity Program, as well as any and all Policies, Codes and Standards, available at www.bradescofornecedores.com.br, which the supplier undertakes to make known to its employees, agents and employees and agents of its subcontractors, as applicable.

ii) Any dependence on a small number of suppliers:

Banco Bradesco has a broad base of suppliers and encourages the constant search and use of new companies for approval and competition processes. However, for some specific situations, the Bank is dependent on suppliers to carry out its activities. For these situations, there is monitoring carried out by the Specialist Areas, through the Organization's Business Continuity Plan (PCN).

For any situations in which there is a shortage of suppliers, either due to their limited supply in the market as a whole and/or in the region in question, in addition to ensuring the robustness of our processes, with regard to Risk Governance, we place great value on to an important point in this business relationship, which is to have good communication with that supplier. However, Bradesco generally opts for a diversification

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of suppliers, thus avoiding creating dependence on a few suppliers to carry out its activities, in addition to work aimed at developing new suppliers.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is an expected inflation growth rate, the Central Bank of Brazil may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for clients. Moreover, variations in tax rates on loans also make these operations more expensive.

1.5 – Clients responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

1.6 – Relevant effects of the state regulation of activities

a)	need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•  regulating loans and advances granted by Brazilian financial institutions;

•  regulating Brazilian currency issue;

•  supervising Brazil’s reserves of gold and foreign exchange;

•  determining saving, foreign exchange and investment policies in Brazil; and

•  regulating capital markets in Brazil.

Within its functions, the CMN provides, through Resolution No. 3,427/06, as amended, the adoption by the CVM of the risk-based supervision model as general guidance for its activities, on which the Risk Based Supervision System (SBR) was created. The SBR is also regulated by CVM Resolution No. 53/21, which sets its objectives.

Central Bank of Brazil

The Central Bank of Brazil was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•	implementing currency and credit policies established by the CMN;
•	regulating and supervising public and private sector Brazilian financial institutions;
•	controlling and monitoring the flow of foreign currency to and from Brazil; and
•	overseeing the Brazilian financial markets.

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The Central Bank of Brazil supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
•	authorizing changes in shareholder control of financial institutions;
•	requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

Through Complementary Law No. 179/21, the Central Bank of Brazil ensured its autonomy. Thus, it conferred greater freedom to the Central Bank of Brazil in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out economic activity level fluctuations and promoting full employment. The Central Bank of Brazil is considered an autarchy of a special nature, characterized by the absence of any ties to a ministry.

CVM

The CVM is a local entity, linked to the Ministry of Finance, with its own legal personality and its own equity, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created on December 7, 1976 by Law No. 6,385/76 with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The main objectives of the CVM are:

•	to ensure the integrity of the capital markets;
•	to boost the efficiency of the capital markets;
•	to regulate on issues provided for by law;
•	to monitor compliance with the legislation applicable to agents working in the capital market; and
•	to promote the development of the capital markets.

The main focus of the CVM in overseeing and regulating the Brazilian capital markets is:

•	to promote a culture of investment in the Brazilian capital markets;
•	to increase the participation in the capital market as a competitive source of financing;
•	to reduce the costs of observance of market participants;
•	to increase the liquidity of markets;
•	to improve the efficiency of supervision of the market; and
•	to increase the efficiency of the sanctioning action.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•	may not operate without the prior approval of the Central Bank of Brazil. In the case of foreign banks, approval of the Central Bank of Brazil, pursuant to Decree No. 10,029/19, may be granted where it is considered to be in the national interest to do so, being carried out as stipulated in Decree No. 10,029/19. Through Circular No. 3,977/20, it is recognized as of interest to the Brazilian government

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to allow the participation, in the capital of financial institutions based in Brazil, of individuals or legal entities residing or domiciled abroad;

•	may not invest in the equity of any other company beyond regulatory limits;
•	may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of its reference equity (RE) to a single person or group;
•	may not own real estate, except for its own use; and
•	according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting loans with related parties. Exempted from the prohibition are loans with related parties that comply with the conditions stipulated by Law No. 4,595/64. CMN Resolution No. 4,693/18 explains who are considered related parties, from the point of view of the Central Bank of Brazil;
•	CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or companies in the capital of financial institutions and of leasing companies or of these institutions in the capital of companies, equivalent to 15% or more of the respective shares or quotas representing the share capital. The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to the consolidation of their financial statements.
•	On September 26, 2022, the Central Bank of Brazil issued BCB Resolution No. 246/22, establishing maximum limits for the exchange rate fee and prohibiting the establishment of different maximum deadlines for the provision of resources for the receiving end user in the domestic payment arrangements, purchase arrangements, and prepaid payment and deposit accounts. According to the Resolution, it is established, as of April 1, 2023, that the maximum limits for the exchange rate shall respect the following percentage: (a) 0.5%, to be applied in any transaction, in the arrangements classified as deposit accounts; and (b) 0.7%, to be applied in any transaction, in the arrangements classified as prepaid payment accounts.
•	On March 28, 2023, the Plenary of the National Council of Social Security issued Resolution CNPS/MPS No. 1,351/23, which established that the INSS should set the maximum interest ceiling per month for payroll loan operations granted for social security benefit at 1.97% and, for transactions carried out by credit card and payroll-deductible loan benefit card, at 2.89%.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, as amended by BCB Resolution No. 131/21, as amended, regulates the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium.

Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21, as amended. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

In accordance with Basel III recommendations, Circular No. 3,748/15, and Resolution No. 4,615/17, provide for the minimum requirement for the Leverage Ratio (LR) as a supplementary capital measure. It is a ratio that acts to limit the level of exposure to risk assumed by financial institutions and evaluates the leverage through its relation between Tier I Capital and the Total Exposure, calculated through the sum of assets registered in accounting values, added to off-balance exposures (limits, endorsements, guarantees and derivatives), as detailed in the circular. The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%.

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In order to establish minimum quantitative requirements for the liquidity of financial institutions and limit excessive liquidity risk taking, Basel III introduced two liquidity indices: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

BCB Resolution No. 207/22 regulates the preparation and remittance, by financial institutions of information related to (i) the indicator of Short Term Liquidity (LCR); and (ii) exposure to liquidity risk, which must be kept at the disposal of the Central Bank of Brazil, for a minimum period of five years, together with the documentation of the methodology for its calculation and the respective original data.

According to CMN Resolution No. 4,950/21, financial institutions must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of the regulation in force.

It is worth noting that CMN Resolution No. 4,958/21, as amended, regulated the minimum requirements of Reference Equity (RE), Tier I and Common Equity and on the Additional of Common Equity (ACP) and maintained the percentages of application of the RWA for calculating the value of the Additional Conservation of Common Equity (ACP Conservation) in the following way: (i) 2.00% during the period from October 1, 2021 to March 31, 2022; and (ii) 2.5% from April 1, 2022.

Risk Weighting

Pursuant to Circular No. 3,644/13, which will be fully repealed on July 1, 2023, by BCB Resolution No. 229/22, the Central Bank of Brazil consolidated the risk-weighted assets (RWA) applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. Subsequently, mitigation instruments were provided for the portion RWA related to the exposure to credit risk subject to the calculation of capital requirements through a RWAcpad, through Circular No. 3,809/16. A new criterion for application of the 85% Risk-weight factor (FPR), established by Circular No. 3,921/18, and a new criterion for application of the 100% FPR, established by BCB Resolution No. 12/20.

In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. In March 2022, BCB Resolution No. 202/22 was edited, as amended, and now establishes the calculation of the portion of RWA related to the calculation of capital required for risks associated with payment services (RWAsp) established in BCB Resolutions No. 200/22 and 201/22, as amended.

The total consolidated exposure of a financial institution in foreign currencies, gold, and transactions subject to exchange variation limited up to 30.0% of its Reference Equity (RE), pursuant to CMN Resolution No. 4,956/21, this limit may be altered by the Central Bank of Brazil, observing the minimum value of 15% and the maximum value of 75% of the Reference Equity (RE). It should be noted that compliance with the above limit must take place in a consolidated manner for institutions that are members of the same prudential conglomerate.

Financial institutions authorized to operate by the Central Bank of Brazil shall inform (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) RWAMint portion of the RWA amount; and (iii) the RWAMpad portion of the RWA amount and its components, daily, being available to BACEN for a period of 5 years, as established in BCB Resolution No. 100/21 which entered into force on July 1, 2021.

In November 2022, BCB Resolution No. 266/22 was edited, promoting changes in the circulars and in BCB Resolutions that establish the procedures and parameters for calculating the portions for calculating the amount of risk-weighted assets (RWA) related to credit risk, market risk and operational risk, so that they are applicable to the prudential conglomerate led by the payment institution and integrated by a financial institution

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or another institution authorized to operate by the Central Bank of Brazil (Type 3 conglomerate). In addition, this resolution also amends the normative acts dealing with the calculation of the additional countercyclical principal capital (ACPContraciclico) and the risk of variation in interest rates in instruments classified in the bank portfolio (IRRBB), so that they are applicable to the Type 3 conglomerate.

In addition, the Central Bank of Brazil issued Resolution No. 229/21, as amended, which establishes the procedures for calculating the RWA portion of credit risk exposures subject to the calculation of the capital requirement by means of a standardized approach (RWAcpad), that deal with CMN Resolution No. 4,958/21, of October 2021, and BCB Resolution No. 200/22, of March 2022, as amended.

BCB Resolution No. 229/21 aims to improve two main points, which are: (i) methods of measuring the value of exposures, also admitting the use of a method of calculating the mark-to-market value for a specific asset class. This methodology can be used even if the Accounting Standard of the institutions regulated by the Central Bank of Brazil (Cosif) does not provide on this; and (ii) Risk Weighting Factors (FPR), especially on exposures to sovereign entities and multilateral bodies (EMD), financial institutions, non-financial, retail, and real estate legal entities.

In August 2022, the Central Bank of Brazil launched Public Inquiry Notice No. 92/22, which discloses the motion for a resolution that improves the procedures for calculating the capital requirement for credit risk exposures through internal credit risk classification systems.

In February 2023, the Central Bank of Brazil issued BCB Resolution No. 291/23, which establishes the procedures for calculating the portion of the RWA regarding exposures to the risk of variation in the value of derivative instruments due to the variation in the credit quality of the counterpart (RWACVA), and amended Circular No. 3,646/13.

Compulsory Deposits

The Central Bank of Brazil periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank of Brazil uses reserve requirements as a mechanism to control liquidity in the SFN.

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

•	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21.

Time deposits are represented by bank deposit certificates (CDBs) and notes (exempted); and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate (CDI), as disclosed by COPOM.

•	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the Value Subject to Collection (VSR), on each working day, determined in the calculation period, deducting R$500.0 million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made on the basis of established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.
•	Savings deposits: each week we are required to deposit in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which that defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” plus interest, as detailed in the same resolution.

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial

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cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a.

In February 2022, BCB Resolution No. 188/22 was edited, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, which extinguishes the enforceability regarding the compulsory collection of deposit resources and guarantees made.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 25.0% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

Asset composition requirements

According to CMN Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board.

BCB Resolution No. 76/21 regulates on instruments of operation of the Central Bank of Brazil in the Brazilian foreign exchange market for the purposes of implementing the exchange rate policy, establishing that the terms of the repo operations for the purchase of foreign currency with a commitment to resell and sell foreign currency with a commitment to repurchase, correspond to the period comprised between the date of liquidation of the purchase or sale operation, inclusive, and the respective date of liquidation of the resale or repurchase commitment, exclusive.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity (RE). Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil.

In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Circular No. 3,990/20 of the Central Bank of Brazil, which was about the criteria and conditions for the practice of repo operations in foreign currencies by the Central Bank of Brazil, through the sale of sovereign bonds (Global Bonds) by a financial institution, with the seller simultaneously committing to repurchase securities with the same characteristics at a future date, was revoked by BCB Resolution No. 76/21.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

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Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed.

Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

Beginning in 1999, the Central Bank of Brazil adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011, the Brazilian real has depreciated against the U.S. dollar and the Central Bank of Brazil has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank of Brazil does not impose limits on long positions in foreign exchange operations and short positions in foreign exchange operations for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank of Brazil.

In December 2022, Law No. 14,286/21 entered into force, which deals with the Brazilian exchange market, the Brazilian capital abroad, the foreign capital in the country and the provision of information to the Central Bank of Brazil with the aim of modernizing, simplifying and bringing greater legal certainty regarding such matters, considering the best international standards and practices, as well as the insertion of Brazil in the globalized economy. In view of this, CMN published CMN Resolutions No. 5,042/22 and No. 5,056/22, as well as the Central Bank of Brazil published BCB Resolutions No. 277/22, No. 278/22, No. 279/22, No. 280/22 and No. 281/22, aiming to regulate foreign exchange operations.

Contextualizing, the main changes that the new exchange rate framework presents:

•	It will be the competence of the Central Bank of Brazil to regulate foreign currency accounts in the country, including regarding the requirements and procedures for opening and operating them, the Central Bank of Brazil may expand, depending on the regulation, the possibility of individuals and legal entities being holders. The ownership of foreign currency accounts in the country is still limited to companies, such as brokers, credit card administrators and other sectors specified by the Central Bank of Brazil.
•	Opening of deposit abroad was already possible, but the project expands and reinforces this, by stating that institutions authorized by the Central Bank of Brazil will be able to allocate, invest and destine for credit and financing operations, in the country and abroad, funds raised here or abroad.
•	Extension from R$10 thousand to US$10 thousand of the limit of cash in kind that each passenger can carry when leaving or entering Brazil.
•	The negotiation of up to US$500 between Individuals is now authorized, allowing the purchase and sale of foreign currency to be made by Individuals and not only banks and brokers, provided that the operation is made occasionally and not professionally.
•	Depending on the regulation by the Central Bank of Brazil, the possibility of private compensation of credits between residents and non-residents, as well as payment in foreign currency of enforceable obligations in the national territory in situations such as foreign trade operations.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate the management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share

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information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

For statutory reporting purposes, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank of Brazil criteria relating to:

•	the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
•	the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting Information, under risk management.

A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual’s income, equity and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loans according to the Central Bank of Brazil’s criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s Capital (PRN1), and once every twelve months for all loans, with certain exceptions.

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Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following minimum risk classifications:

Number of Days Past Due (1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
(1)	These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine whether any loans must be reclassified as a result of these minimum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan (BR GAAP), which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0

(1)   Financial institutions must write of any loan six months after its initial classification as an H loan.

Loans and advances of up to R$10,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank of Brazil.

Financial institutions must make their lending and loan classification policies available to the Central Bank of Brazil and their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank of Brazil, together with their financial statements. This information must include:

•	a breakdown of the business activities and nature of borrowers;
•	maturities of their loans; and
•	amounts of rescheduled, written-off and recovered loans.

The Central Bank of Brazil requires authorized financial institutions to compile and submit information on the portfolio of loans and advances.

Exclusivity in loans and advances to clients

As stipulated in Circular No. 3,522/11 of the Central Bank of Brazil, it is prohibited for financial institutions provide services and loans from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their clients to access loans and advances offered by other institutions, including

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payroll-deductible loans, aiming to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans.

Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card bill and other postpaid instruments, not settled in full at maturity, as a result, credit card administrators were no longer allowed to finance clients’ outstanding balances through revolving credit for more than a month.

CMN Resolution nº 4,882/20 stipulates that in case of a delay in the payment or settlement of obligations related to these shares, certain charges may be charged exclusively such as remunerative interest, fine; and late payment interest. It is prohibited to charge any other remuneration or arrears charges for late payment or settlement of overdue obligations related to loan operations.

Overdraft Use

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of installment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used are limited to 8% per month.

Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components of the system, set aside a portion of their assets as an additional guarantee for settlement of operations.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial operation has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

CMN Resolution No. 4,952/21 defines the activities of the clearing and payment (settlement) chambers and service providers under the Brazilian Payments System, in order for the SPB to be structured in accordance with principles that ensure the safety, efficiency, integrity and reliability of the clearing and payment (settlement) chambers and service providers that operate in it.

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The Central Bank of Brazil and CVM have the power to regulate and supervise the SPB. The only members of the SPB are institutions of payments and payment arrangements that have high financial volumes. These volumes accumulated in the last 12 months are equivalent to R$500.0 million in total value of transactions and 25 million transactions, in the case of payment arrangements.

BCB Resolution No. 80/21, as amended, regulates the establishment and operation of payment institutions, establishing the parameters for authorization requests made by these institutions to operate and provide payment services by other institutions authorized to operate by the Central Bank of Brazil and BCB Resolution No. 81/21 regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate by the Central Bank of Brazil.

It is worth mentioning that, in March 2022, the Central Bank of Brazil edited BCB Resolution No. 205/22, amending BCB Resolution No. 81/22 in order to include the possibility: (i) of investment funds holding qualified participation in payment institutions; and (ii) that the provisions applicable to the individual or legal entity holding a qualified holding provided for by BCB Resolution No. 81/21 also cover the shareholders of the investment fund who are effectively authorized to conduct their operations, in addition to preventing the possibility of an investment fund being a controller, or a member of a control group, of a payment institution.

BCB Resolution nº 150/21 provides rules about the BR Code, a rapid response code standard (QR Code) to be used by the payment arrangements, which must be offered in a standardized manner, in order to facilitate the interoperability, the internationalization and increased efficiency of retail payments.

The Pix was instituted and regulated by BCB Resolution No. 01/20, and BCB Resolution No. 79/21 enabled the implementation of features for Pix, such as the permission to associate the corporate name to the Pix token, change of details on Pix avoiding exclusion in the case of rectification and threshold amount limiting the number of transactions that can be resent or received by end users.

BCB Resolution No. 195/22, as amended, establishes the Instant Payments Systems (SPI) and the Instant Payment Account (PI Account), approving their respective regulations. SPI came into operation on November 3, 2020, with the possibility of gradual availability of system features, including in relation to the hours of operation.

In March 2022, BCB Normative Instruction No. 243/22 was edited, which discloses procedures to be observed for direct participation in the SPI, for the opening of the Instant Payments Account (PI Account). and sets the maximum time limits for validation and settlement of instant payment orders.

Pix Cobrança, the function that consists in the possibility of the recipient user managing and receiving, in a facilitated manner, collections related to immediate payments and payments with maturity, was included in the regulation by BCB Resolution No. 30/20, in accordance with the deadlines for implementation provided for by BCB Normative Instruction No. 43/20, as amended by Normative Instructions No. 58/20, No. 71/21 and No. 87/21.

The procedures necessary for accession to the PIX by institutions permitted are laid down in BCB Normative Instruction No. 2,291/22.

BCB Normative Instruction No. 243/22 governs the procedures to be observed for direct participation in the SPI, for the opening of the Instant Payments Account (PI Account), under the same terms as the Normative Instruction revoked. In addition, this Resolution has set the maximum time limits for validation and settlement of instant payment orders, which is provisioned in the Regulation annexed to BCB Resolution No. 195/22. Furthermore, on December 9, 2022, BCB Normative Instruction No. 200/22, as amended by BCB Resolution No. 200/22 was issued, which establishes the operational procedures for the collection and for the execution of the reimbursement of operational costs for each Pix for the purpose of withdrawal or exchange settled outside the SPI and establishes the format, periodicity and information to be provided by Pix participants on these transactions.

Pix participants can also establish maximum value limits for initiating a Pix, for the purpose of purchase or transfer, by transactional account, which must be per transaction and per period, with the possibility of

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differentiating the limit established for the day period and for the night period, according to BCB Normative Instruction No. 331/22, as amended by Normative Instruction No. 341/22.

In October 2021, BCB Normative Instruction No. 171/21 was edited, disclosing operational limits and terms for the scheduled and efficient entry of interfaces dedicated to sharing the initiation service of the Pix payment transaction in Open Banking.

Later, in December 2021, BCB Resolution No. 177/21 was issued, as amended by BCB Resolution No. 270/22, which approved the Penalty Manual for Pix, reformulating the distribution of punishable conduct and establishing penalties for participants who fail to adopt essential security mechanisms in the implementation of applications, Application Programming Interfaces (APIs), and any other systems related to Pix that could significantly compromise the arrangement's security or the security and privacy of user data.

In parallel with BCB Resolution No. 177/21, BCB Resolution No. 176/21 was also issued, amending the Regulation attached to BCB Resolution No. 1/20, which governs the operation of the Pix payment arrangement. The aim is to adjust provisions on penalties to make the Central Bank of Brazil's actions even more effective in the face of irregular activities by participants.

Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•	suffers losses due to mismanagement, putting creditors at risk;
•	repeatedly violates banking regulations; or
•	is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management and may not exceed 12 months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss that subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

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The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;
•	transfer of the institution’s control;
•	conversion into an ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or
•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as (RAET), is a less severe form of Central Bank of Brazil intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;
•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has operations or circumstances requiring an intervention.

Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same client against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

The maximum amount of the guarantee provided by the FGC as stipulated by the CMN at the moment.is R$250,000.00, maintained until the present date.

CMN Resolution No. 4,653/18 regulated an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. In November 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 establishing the new obligation of providing information to the FGC by financial institutions, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular.

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Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•	their activities;
•	their financial, operational and management information systems; and
•	their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52, of the Act of Transitional Constitutional Provisions (ADCT). On September 26, 2019, the federal government published Decree No. 10,029, delegating to the Central Bank of Brazil the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank of Brazil issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank of Brazil are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. However, foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank of Brazil may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank of Brazil authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our share capital is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules and financial operations linked to terrorism, especially Law No. 9,613/98, Law No. 13,260/16, BCB Resolution No. 119/21, and Circulars No. 4,005/20 and No. 3,978/20, as amended by BCB Resolution No. 282/22, bringing the requirement of informing the address in the client identification stage required in the qualification procedures, in order to make the products offered operational; identification of the final beneficiary; and identification of the bearer in the case of operation in specie contribution. The financial institutions must, among other things:

•	keep up-to-date records regarding their clients;
•	maintain internal controls and records;
•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
•	keep records of all transactions made, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources; and
•	keep records and include additional information about withdrawal operations, including those carried out by means of a check or money order, of individual value equal to or greater than R$50 thousand, as well as inform the Council for Financial Activities Control (COAF).

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform COAF about suspicious operations of the proposed or executed transaction and implement control policies and internal procedures. Records of multiple transactions must be kept for at

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least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended.

In addition, as provided by CVM Resolution No. 50/21 and consolidated in Central Bank of Brazil’s Circular No. 3,978/20, the qualification of the politically exposed person was extended. Politically exposed are those who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and close associates. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state-owned companies or political parties, members of the Judiciary, Legislative and Executive powers, the Federal Public Prosecutor, Minister of State, members of the Court of Auditors (at federal, state and municipal), as well as individuals who held or still hold relevant positions in foreign governments.

In 2008, the Central Bank of Brazil expanded the applicable rules for controlling financial transactions related to terrorism. Law No. 12,683/12, a more rigorous standard has been established for money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions, which need to notify the COAF, including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20.0 million. We have an obligation to send to the regulatory or inspection agency information regarding the existence or non-existence of suspicious financial transactions and other situations that generate the need for communications.

In 2021, CVM issued Resolution No. 50/21 which, among other matters: (i) establishes and details the Policy on Prevention of Money Laundering, Financing of Terrorism and Financing of the Proliferation of Weapons of Mass Destruction which should be adopted by the people indicated in the Resolution, and (ii) stipulates the methods and procedures of organization and internal controls, and (iii) indicates the responsibilities of the officer responsible for compliance with the standards laid down in the Resolution, as well as the responsibilities of the entity’s senior management.

In the same year, the Central Bank of Brazil changed the procedures related to AMLTF to be adhered to by the payment institutions, in order to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AMLTF standards to be adhered to by the countries of the G20. Accordingly, in addition to the AMLTF procedures already required, payment institutions must also adopt procedures and controls to confirm the client’s identification and implement AMLTF risk management systems. CVM Resolution No. 50/21 which also replaced Normative Instruction No. 617/19, states the standards of AMLTF, with definition of the functions of the responsible officer, definition of the stages linked to conducting the policy of getting to know your client and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected.

Also in 2014, SUSEP established the Permanent Committee on Anti-money Laundering and Combating Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail terrorism financing, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In March 2019, Law No. 13,810/19 was enacted, which deals with the enforcement of sanctions imposed by the resolutions of the United Nations Security Council (CSNU), regulated by BCB Resolution No. 44/20 replacing Circular No. 3,942/19 since January 4, 2021, having operational clarifications of its procedures made by Normative Instruction No. 262/22.

In January 2020, the Central Bank of Brazil issued Circular No. 3,978/20, amended by BCB Resolution No. 119/21, as specified below. This Circular revoked Circular No. 3,461/09, enhancing the policy, procedures and internal controls to be adopted to give greater efficiency to the procedures practiced in the prevention of money laundering and terrorist financing. Among the main guidelines introduced by Circular No. 3,978/20, we highlight:

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•	Internal risk assessment: guidelines that the regulated institutions use as subsidy, when available, the evaluations carried out by public entities of the country concerning the risk of money laundering and terrorist financing;
•	Registration of operations: maintenance of records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of resources, including the operations carried out in the context of the institution itself, indicating information enabling the identification of the parties of each operation and origin and destination of resources in cases of payment transactions, receipts and transfer of resources;
•	Operations in kind: a guideline was included requiring the inclusion of the identity of the sender where operations involving resources in kind of individual value exceed R$2 thousand;
•	Procedures to get to know clients: enhancement and inclusion of new procedures destined to get to know clients, in order to understand the identification, qualification and classification of the client compatible with the risk profile and nature of the business relationship, in addition to the possibility, if necessary, of cross-checking information collected with those available on databases of public or private character. These procedures of identification and qualification shall also be adopted for managers of corporate clients and representatives of clients, compatible with the function exercised;
•	Politically Exposed People: expansion of the group of people characterized as politically exposed to the Executive, Legislative and Judicial Powers, the Public Attorney’s Office and, in terms of state companies, at federal, state and municipal levels;
•	Guidelines for hiring: inclusion in the AMLTF policies of guidelines for the selection and hiring of employees, partners and service providers considering the risk of money laundering and terrorist financing;
•	Relationship with third parties: inclusion of forecast that if the institution establishes a business relationship with third parties not subject to the operating permit from the Central Bank of Brazil, the institution’s access to the identification of the final recipients of resources for purposes of the AMLTF must be stipulated in the contract; and
•	Monitoring procedures: inclusion of specific situations to the non-exhaustive list of operations that, considering the parties involved, the values, the forms of implementation, the instruments used or the lack of economic or legal basis, may establish the existence of solid evidence of suspected money laundering or terrorist financing.

BCB Resolution No. 119/21 regulated new themes, with the objective of improving some regulatory points, in order to enable adequate and effective compliance with the rules established by Circular No. 3,978/20 of the Central Bank of Brazil, which are:

•	Requirement of the address information in the client identification stage: obtaining information from the client’s place of residence, in the case of a natural person, or from the place of the head office or branch, in the case of a legal entity, is now only required in the client’s qualification procedures, in order to make it possible to operate some of the products offered;
•	Identification of the final beneficiary: in order to conform to Circular No. 3,978/20 to the CVM regulations on AMLTF, some exceptions have been made to the need to identify the final beneficiary. Thus, except for the need to identify the final beneficiary, for example (i) legal entities characterized as an open company, non-profit entities and cooperatives; (ii) the investment funds registered in the CVM, constituted in the form of a closed condominium, the quotas of which are traded on an organized market, in addition to (iii) certain non-resident investors; and
•	Identification of the holder: in the case of operation with the use of in-kind resources performed by a security and protection company, the identification of the natural person carrying the resources is not effective for AMLTF purposes, especially in view of the number of changes in the

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person who actually holds the resources. In this way, BCB Resolution No. 119/21 changed the sense of considering the security and protection company as the carrier of the resources.

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21, which provides on the policy, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company’s revenues, which may have “minimum” of 0.1% and “maximum” of 20%. Articles 17, 18, 19 and 20 of the Decree concern the “mid-term” of the fine, predicting “mitigating factors” and “aggravating factors”. In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60.0 million, maximum. An additional 5% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•	be audited by an independent accounting firm; and
•	have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

According to BCB Resolution No. 130/21, payment institutions that are registered as publicly-held companies and are conglomerate leaders classified within Segment S1, S2 or S3 should constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the actuary and members responsible for the independent accounting audit, every five fiscal years (Article 107 of CNSP Resolution No.432/21). According to Article 119, VIII, of aforementioned CNSP Resolution No. 432/21, amended by Resolution No. 448/22, both revoked Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. A member responsible for the independent accounting audit can only return three years after being replaced.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditors’ report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

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The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of the independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period.

Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortium and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual, relating to the six months ended June 30 and December 31, which are: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in stockholders’ equity.

In addition, in December 2020, the CMN enacted Resolution No. 4,877/20 which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). With this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

CMN issued CMN Resolution No. 4,910/21, which revoked Resolution No. 3,198/04, establishing that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that (i) are registered as an open company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), in Segment 2 (S2) or in Segment 3 (S3), according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, in which they must constitute a statutory body called “audit committee”.

This resolution defined the minimum requirements to be observed by financial institutions when electing members for the Audit Committee, establishing the composition, mandate, and duties.

The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004.

The audit committee shall keep at the disposal of the Central Bank of Brazil and of the board of directors the audit committee’s report for a minimum period of five years, counted from its preparation. In addition, institutions should disclose, together with their individual and consolidated, semi-annual and annual financial statements, a summary of the audit committee’s report, showing the main information contained in this document.

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Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Flórida, London, Grand Cayman Islands, Hong Kong, Mexico, Guatemala and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries’ activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

Asset management

In August 2004, the CVM issued Instruction No. 409/04, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank of Brazil, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14, as amended, addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the client’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the asset management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. In 2020, CVM Instruction No. 555/14 was amended by CVM Resolution No. 03/20 and No. 162/22, with flexibility and an update of the rules on issuance of BDRs.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, in all cases, with institutions duly authorized by the Central Bank of Brazil or the CVM to carry out such activities, in their respective areas of competence.

In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•	invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;
•	invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank of Brazil (including the fund administrator);
•	invest more than 5.0% of their shareholders’ equity if the issuer is an individual or legal entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank of Brazil; and
•	be directly exposed to crypto assets. The CVM recommends avoiding indirect exposure until the regulator issues a final rule on the matter.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the controlling company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

CVM Instruction No. 555/14, as amended, also states the limits to funds hold financial assets traded abroad in their portfolios, as follows: (i) no limits, for funds classified as “Fixed Income – Foreign Debt”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’

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equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

Broker and dealer firms

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•  with few exceptions, execute transactions that may be characterized as the granting loans to their clients, including the assignment of rights;

•  collect commissions from their clients related to transactions of securities during the primary distribution; or

•  acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

In August 2019, the CMN amended Resolution No. 4,750/19, changing the rules applicable to brokers and distributors. The new rule provides that these societies can make loans of assets of its equity to its clients to exclusively use the goods in the provision of guarantees for operations, provided that the requirements of said Resolution are met.

In March 2022, CMN Resolution No. 5,008/22 totally revoked Resolution No. 4,871/20, which amended the regulation applicable to brokers and distributors, allowing their role as issuers of electronic money. The new Resolution provisions on the constitution, organization and operation of securities dealers and brokers (CTVM) and of securities’ distributors and brokers (DTVM).

Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ website must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as the regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

The accounting criteria applicable to leasing operations contracted by consortium managers and by payment institutions authorized to operate by the Central Bank of Brazil are set out in BCB Resolution No. 178/22.

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Insurance, health and pension plans regulation

Principal regulatory agencies

National Private Insurance Council (CNSP)

The National Private Insurance Council (CNSP) is the agency responsible for establishing the guidelines and standards of private insurance policy. The agency is composed of representatives of the Ministry of Finance, the Ministry of Justice, the Ministry of Social Security and Social Assistance of the Superintendence of Private Insurance, the Central Bank of Brazil and the CVM.

In addition to laying down the guidelines and standards of private insurance policy, it is the responsibility of the CNSP:

•	to regulate those exercising activities, subordinate to the National Private Insurance System, as well as the application of penalties;
•	to establish the general characteristics of insurance, open private pension, capitalization and reinsurance contracts;
•	to establish the general guidelines of reinsurance operations; and
•	to prescribe the criteria for the establishment of Insurance Companies, of Capitalization, Open Private Pension Entities and Reinsurers.

Private Insurance Superintendence (SUSEP)

SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. SUSEP is linked to the Ministry of Finance and was created by Decree-Law No. 73 of November 1966.

Thus, for insurers to operate, they need government approval, as well as specific approval from the SUSEP to commercialize each of their products, where they may underwrite policies either directly to consumers or through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

SUSEP is responsible for:

•	Supervising the constitution, organization, functioning and operation of insurance companies, of capitalization, open private pension entities and reinsurers;
•	Complying with and enforcing the deliberations of the CNSP and performing the activities delegated by it;
•	Acting in order to protect the acquisition of popular savings that are made through the operations of insurance, open private pension, and of capitalization and reinsurance;
•	Promoting the improvement of institutions and operational instruments;
•	Promoting the stability of the markets under its jurisdiction, ensuring their expansion and the operation of the entities that operate in them;
•	Ensuring the liquidity and solvency of companies that make up the insurance market; and
•	Ensuring the protection of consumer interests of the markets supervised.

National Supplemental Health Agency (ANS)

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector.

The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates.

To fulfill its objectives, the following are incumbent upon the ANS:

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•	regulation of the supplemental health care, creating general policies and guidelines, actions to standardize and foment actions that aim to protect the public interest and the sustainability of the supplemental health care market;
•	qualification of the supplemental health care, creating policies, guidelines and actions that seek, among others the qualification of the sector, in relation to the regulated market; and
•	institutional articulation, creating policies, general guidelines and actions to optimize the internal and external institutional relations enabling the effectiveness of the regulatory process.

Insurance Regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (Article 13 of Law No. 4,594/64).

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity, solvency and security criteria, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•	act as financial institutions by lending or providing guarantees;
•	trade in securities (subject to exceptions); or
•	invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to utilize a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company needed to give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07, there were no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate. Since its amendment by CNSP Resolution No. 353/17, it was established that reinsurance and retrocession operations within the same economic conglomerate should "ensure the effective transfer of risk between the parties" and "take place under conditions of fair competition."

Subsequently, Resolution CNSP No. 168/07 was revoked by Resolution CNSP No. 451/22, regulated by Circular No. 683/22, which provides for the transfer and acceptance of reinsurance and retrocession operations and their intermediation, coinsurance operations, foreign currency operations and insurance contracts abroad. These rules provide for new rules on preferential offer to local reinsurers, indicating that, for the purposes of fulfilling the preferential offer, the insurance company should conduct formal consultation with one or more local reinsurers of their free choice, according to the limits provided for in the legislation.

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Resolution No. 432/21, amended by the Resolution No. 448/22, as well as Circular No. 648/21, provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and Audit Committee applicable to insurance companies, open pension fund entities (EAPCs), capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Resolution CNSP No. 444/22 provides for preventive prudential measures aimed at preserving the stability and soundness of the National Private Insurance System, of the National Capitalization System and the Supplementary Pension System and ensuring the solvency, liquidity and regular functioning of those supervised. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions for notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were subsequently amended and consolidated. CNSP Resolution No. 416/21 and SUSEP Circular No. 622/21, which amended by Circular No. 612/20, are current in force.

Resolution No. 383/20 issued by CNSP in March 2020, later amended by Resolution No. 454/22, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open supplementary pension plan, capitalization and reinsurance, as the case may be, in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP in order to increase the control of the operations carried out by these companies.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law”, containing general provisions applicable to health insurance companies, in accordance with Law No. 10,185/01, and the general terms and conditions of agreements entered into between health insurance companies and their clients.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2001, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2001, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement. However, in accordance with the terms of article 1, paragraph 5 of Law No. 10,185/01, the insurance companies specializing in health insurance will remain subject to the rules on the application of assets guaranteeing the technical provisions issued by CMN.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank of Brazil may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, subsequently amended by Instruction No. 587/17, which addresses the setup,

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management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. In December 2019, the CMN published Resolution No. 4,769/19, changing the limits for the investment of resources addressed in Resolution No. 4,444/15. Both standards were subsequently revoked by CMN Resolution No. 4,993/22, which provides for the rules governing the investment of technical reserve resources, from provisions and funds of insurance companies, capitalization companies, open supplementary pension entities and local reinsurers, on the investments of resources required in the country to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI), later amended by CMN Resolution No. 5,016/22. In turn, CNSP enacted CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22, revoking Resolution No. 321/15, which among various subjects, also regulates the investments by insurers, open entities of supplementary pensions plans, capitalization companies and local reinsurers.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular No. 563/17, as amended by Circular No. 585/19, in addition to Supplementary Law No. 109/01, regulate the Supplementary Pension Plan activity.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract reinsurance or retrocession operations to reinsurers not authorized when the lack of capacity of the local reinsurers is proven.

Currently, due to Decree No. 10,167/19, the Brazilian law provides that the insurer or the cooperative society may concede occasional reinsurers up to 95% of premiums ceded in reinsurance, based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

The regulation of SUSEP establishes a minimum compulsory contracting of 15% of the reinsurance ceded, with Brazilian reinsurers. In addition, it provides a limit to certain lines of up to 75%, so that a Brazilian-based insurer or reinsurer can transfer risks to related or foreign-based companies belonging to the same financial conglomerate.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) Open Supplementary Pension Fund Entity (EAPC) (Article 2, paragraph 1); and (ii) Closed Supplementary Pension Fund Entity (EFPC) and operators of private health care plans (Article 2, paragraph 2). Although it was revoked by CNSP Resolution No. 451/22, the provisions in this regard were maintained.

Taxes on our main transactions

Taxes on financial transactions (“IOF”)

On loan transactions

IOF on loans levied on loan operations have as their taxable event the delivery of the obligation amount or value or its placement available to borrowers.

Rate applicable to loans and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and 0.0082% to individual borrowers.

The IOF on loans daily rate will be charged on principal available to borrowers regarding the loans and advances, whereby:

•	for cases in which the amount of principal is determined, the IOF on loans daily rate shall not exceed the amount resulting from the daily rate applied to each principal amount, which is expected to be used for the transaction, multiplied by three hundred and sixty-five days (365);
•	for cases in which the amount of principal is not determined before the transaction (revolving credit), the values of interest and charges that will use the limits of revolving credits, will be part of

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the principal amount, subject to IOF on loans rates, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on loans daily rate on the transactions mentioned above, loans and advances have been subject to IOF on loans additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. This way, in loan operations with defined principal, for legal entities, IOF on loans rate shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loans is levied on loan operations between individuals and legal entities domiciled in Brazil, as well as on operations whose creditor resides in Brazil, even if the debtor is located abroad. However, IOF on loans is not levied on loans where the lender is located abroad, and the borrower is in Brazil.

Insurance transactions

IOF on insurance levied on insurance operations has as its taxable event the receipt of premium. Applicable rates are as follows:

•	0.0% on: (i) reinsurance operations; (ii) operations related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance operations for export credits and international merchandise transportation; (iv) insurance operations entered into Brazil, related to the cover for risks relating to the launch and operation of the satellites Brasilsat I and II; (v) aeronautical insurance and civil liability of airlines; (vi) premiums intended to finance life insurance plans with survival coverage; and (vii) guarantee insurance;
•	0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;
•	2.38% private health insurance business; and
•	7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as Social Contribution or CSLL, both calculated on the adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of around 25.0%. Social contribution tax payable by the majority of financial institutions is calculated based on a rate of 15.0% as of January 1, 2019.

However, with the enactment of Constitutional Amendment No. 103/19, as of March 1, 2020, the banks of any kind and the development agencies began to be subject to the increased rate of 20%. On March 1, 2021, Provisional Measure No. 1,034/21 was enacted, which increases the rates for Social Contribution by 5% for the majority of financial institutions (including banks of any kind) during the period from July 1, 2021 to December 31, 2021. Provisional Measure No. 1,034/21 was converted into Law No. 14,183/21, which (i) increased to 25% the CSLL rate on banks of any kind, reduced to 20% as of January 1, 2022 and (ii) maintained the increase in the Social Contribution rate to 20% for most of the other financial institutions until December 31, 2021, which was subsequently reduced to 15%.

In 2022, however, Provisional Measure No. 1,115/22 was edited, later converted into Law No. 14,446/22, increasing until December 31, 2022: (i) from 20% to 21% the CSLL rates on banks of any kind; and (ii) from 15% to 16% for other financial institutions.

Legal entities in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

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As a rule, affiliates abroad will have their dividends (and not the corporate profit) taxed in Brazil at the time of effective distribution, except: (i) if they are domiciled in a tax haven or if they adopt a sub-taxation scheme, or (ii) they are treated as subsidiaries. With regard to the subsidiaries, the controller legal entities in Brazil must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation base of the IRPJ and Social Contribution.

Interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; or (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime are subject to the deductibility limits imposed by thin-capitalization and transfer pricing rules.

Tax deductions for any payment to a beneficiary resident or domiciled in a country with tax haven are also subject to the following: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

The variation in the monetary value of companies’ credit rights and obligations in Brazil due to varying exchange rates can be calculated on a cash or accrual basis. The election of the tax regime must be exercised in January of each calendar year and may only be altered during the fiscal year if there is “material variation in the exchange rate”, as published by a Finance Ministry Directive.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of legal entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004, the PIS and Cofins rates due on financial revenues were 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. However, Decree No. 8,426/15 establishes that from July 2015, the rates will be restored to 0.65% regarding the PIS and 4.0% regarding the Cofins. Note that on December 30, 2022, Decree No. 11,322/22 had been published reducing the related rates to 0.33% and 2.0%, respectively, however, this Decree was revoked on January 1, 2023 by Decree No. 11,374/23, if the original wording provided for in Decree No. 8,426/15 is reestablished.

On the other hand, according to the amendments made by Decree No. 8,451/15 to Decree No. 8,426/15, the contributions to PIS and Cofins are subject to a zero tax rate, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market. Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the “accrued” procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. Despite this impossibility of accrual of credits, the legislation in force enables the

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exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax records (Escrituração Fiscal Digital – EFD) for PIS and Cofins taxes, which must be adopted, including by financial institutions.

Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

Based on the commitment to observe the laws and regulations applicable to their business, whether at national or international level, we comply with the provisions of the international treaties, FATCA and CRS, which aim to coerce tax evasion and money laundering and terrorist financing practices.

The FATCA law, ratified by Decree Law No. 8,506/15, was created by the Government of the United States of America to promote the identification of financial accounts of US taxpayers that are resident in other countries.

The CRS, established by Normative Instruction No. 1,680/16 of the Brazilian Federal Revenue, was conceived under the coordination of the Organisation for Economic Co-operation and Development (OECD), with the participation of the main countries of the world, it presents objectives aligned with the FATCA guidelines and the identification of financial accounts of taxpayers from foreign countries.

We have established Compliance standards to achieve transparency of information and adopt effective measures to control, monitor and improve existing processes, in order to meet local and international requirements.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into Law No. 13,476/17. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17, as amended, to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Resolution No. 4,593/17, as amended, presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is (i) applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and (ii) the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil as a condition for engaging in certain negotiations and in the assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for the constitution of liens and encumbrances.

In December 2020, by means of BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil should inform the standardized identifier of the loan (IPOC), dealt by in Circular No. 3,953/19, as amended by BCB Resolution No. 36/20, in the registry of financial instruments representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

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b)	main aspects related to compliance with legal and regulatory obligations related to environmental and social issues by the issuer

Sustainability is one of the strategic drivers of Bradesco, because we understand that the management of environmental, social and governance (ESG or ASG in Portuguese) issues has become key to our survival and growth in an environment that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, clients and society, we also contribute to the sustainable development of the country.

Guidelines and governance

Our actions are guided by a set of policies and standards which incorporate best practices in sustainability management and which also govern our voluntary commitments.

Our Corporate Sustainability Policy aims to promote our sustainability goals and guide the actions related to the socio-environmental factors of our business. Other policies and rules incorporate these guidelines, consolidating the practices of social and environmental responsibility, including from a risk management perspective.

The Socio-Environmental and Climate Responsibility Standard (PRSAC) defines the main compliance procedures for the socio-environmental and climate criteria governing our business, relationships with stakeholders and the overall governance of the theme. The Social, Environmental and Climate Risk Standard establishes the scope and approach to managing these risks, covered in more detail in the section on “Social, environmental and governance criteria in business decisions”.

The main governance body presiding over the topic is the Sustainability and Diversity Committee, which includes members of the Board of Directors and of the Board of Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, an executive body composed of officers and managers of various areas, ensuring the implementation of the strategy, monitoring the execution of projects and their impact on our performance. From the perspective of socio-environmental risk, the main decision-making forums are the Executive Risk Management Committee and the Integrated Risk Management and Capital Allocation Committee.

Sustainability Strategy

Sustainability is one of the pillars of our corporate strategy and is integrated with our way of doing business and managing operations. We have defined three main pillars to promote a change agenda:

Sustainable business	Climate change	Customer Relationship
To drive businesses with a positive impact that foster socio-environmental development.	To ensure that our businesses are prepared for climate challenges, raising awareness and engaging our clients about risks and opportunities.	To promote education and financial inclusion to leverage socioeconomic development.

These strategic objectives are aligned to the 2030 Agenda of the United Nations and incorporate the commitment to contribute to the Sustainable Development Goals (SDGs), with an emphasis on six goals that we prioritize:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation and infrastructure

10 – Reduced inequalities

13 – Climate action

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Voluntary commitments

Our Sustainability strategy is strengthened through adherence to sector and multi-sector-based voluntary commitments. We take on and integrate voluntary commitments into our internal processes, aiming at the inclusion of ESG aspects in our practices and business. These commitments are: Global Compact, United Nations environment program (UNEP-FI), Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women’s Empowerment Principles (WEPs), Initiative for Racial Equality (IERE), Task Force Climate-Related Financial Disclosures (TCFD), Race to Zero, Partnership for Carbon Accounting Financials (PCAF), Investors for the Climate (IPC), Glasgow financial Alliance for Net Zero (GFANZ), among many others. In 2022, Bradesco became the first Brazilian bank to sign the PRB Commitment to Health and Financial Inclusion of the UN.

Social, environmental and governance criteria to business decisions

We seek to incorporate and to constantly improve the analysis of the socio-environmental and governance criteria to the business decisions, as well as to the offer of credit, investments and insurance.

Credit

We have a governance structure, comprised of committees, policies, standards and procedures, which is intended to identify, measure, mitigate, monitor and report socio-environmental risks.

Following our guidelines of Corporate Policies for Sustainability, the area of Analysis and Control of Social and Environmental Risk conducts assessments of operations and clients, rating formulations of social and environmental risk, and monitoring of activities, in accordance with the scope and criteria set out in the Social and Environmental Risk Standard, in addition to the requirements and obligations established by the Brazilian legislation and regulations.

Part of the scope of the Standard is (the assessment of funding large projects and loans of clients who are linked to work that characterizes slave labor and/or who work in sectors with greater potential of social and environmental impact, and the assessment of the financial exposure of the activity.

We have been signatories of the Equator Principles since 2004 and we ensure that the projects funded and advised by us and that are included in these principles are developed in compliance with the legislation in force and which also adhere to supra-legal practices foreseen in the Performance Standards, of the International Finance Corporation (IFC), and Guidelines for Health, Safety and the Environment, of the World Bank: climate change, biodiversity, human rights and indigenous peoples.

Projects framed in the Equator Principles and also those in which relevant socio-environmental risks are identified are monitored periodically in order to ensure compliance with applicable standards and guidelines. In the monitoring of these projects follow up is made of the aspects of human rights, impacts on indigenous peoples, biodiversity and climate change.

Additionally, if necessary, action plans are drawn up and audit procedures are established that assist in the management and evaluation of the socio-environmental compliance of the projects.

The decision made by the Credit Executive Committee takes into account the socio-environmental risks, in addition to the other economic and financial aspects and, once the granting of loan is approved, the contracting of the operations is carried out through negotiation and insertion of socio-environmental obligations in the financing contracts. Projects that present potential socio-environmental risks are monitored periodically, with a view to comply with the aforementioned contractual obligations.

Investment

Bradesco Asset Management has a methodology of analysis of ESG factors for all modalities of assets under management, including private and public securities. In the case of private securities, the methodology considers the material themes of each sector to identify the risks and opportunities that companies face. For the public securities, the methodology considers indicators that measure the regulatory quality and the public policies for good basic services provided to the population, i.e., basic services, environmental conservation

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and reduction of social inequality. Therefore, the social and environmental aspects are incorporated into Bradesco Asset Management’s business, whose mission has been to provide superior and sustainable returns in managing the investments of clients.

In 2022, Bradesco Asset Management had assets under management of R$569.2 billion, of which R$568.5 billion were evaluated to take account of ESG issues, representing 99.9% of total assets.

Bradesco Asset Management also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. Application of the PRI, which takes place alongside the activities of investment and relationship with Bradesco Asset Management’s stakeholders, has the following scopes and results in the following practices:

•	integration of ESG issues with the analysis and management of assets;
•	involvement of investees;
•	creation of a database of ESG information from investees;
•	training of Bradesco Asset Management professionals in ESG issues and its importance to investment activities;
•	institutional participation of Bradesco Asset Management in forums and work groups related to the issue of responsible investment; and
•	the flow of information from reporting on the increased application of the principles in the Organization to the PRI and Bradesco Asset Management.

Bradesco Asset Management has funds with strategies dedicated on ESG with different investments, such as: variable income, fixed income and fund of funds. We highlight the local funds, FIA Corporate Sustainability variable income fund and the fixed income fund Private Credit Performance SRI 20. In addition, Bradesco Asset Management has other funds with different active management strategies, containing a mix of local and global actions. The FIC FIA ESG Global BDR Level I, has 50% of stocks of Local Variable Income and 50% of stocks related to the Global Variable Income. Now the FIC MM ESG Global, has 50% of stocks of Local Fixed Income and 50% of stocks of Global Fixed Income. Both seeking excellence in ESG assets. The other two funds, FOF Global ESG RV IE and FOF Global ESG RF IE are funds of ESG funds, with the objective of investing in global funds, of fixed income and variable income with the best global performance in ESG.

Insurance

Grupo Bradesco Seguros integrates ESG aspects into its business by offering widely diversified and accessible solutions, products and services, seeking to further our commitment to contribute towards the country’s sustainable development. Therefore, since 2012, Grupo Bradesco Seguros has integrated into its business the Principles for Sustainable Insurance (PSI) and its voluntary commitment to the United Nations Environment Programme Finance Initiative (UNEP-FI), which seeks to continuously evaluate the demand for financial and insurance products that offer adequate solutions to clients, both in order to boost a low-carbon economy and protect clients from the impacts of, or adapt them to, the transformations originating from climate change. The Group also participates as a member of the UNEP-FI Global Steering Committee.

In May 2022, the Group signed the Task Force Climate-Related Financial Disclosures (TCFD) commitment initiative that seeks to develop and implement recommendations for the dissemination and analysis of risks and opportunities related to climate issues and the way they are managed.

In addition, the Group has its own Sustainability Committee, subject to the Steering Committee of Bradseg Participações S.A., which relies on the participation of the Executive Officers and Superintendents of the companies of the Company, and aims to develop business strategy and propose solutions fostering the implementation of sustainability best practices to the activities and business. Bradesco Seguros also has its own area of Social and Environmental Risk Management, which reports to its Risk Committee and, via the latter, to the Boards of the business units on the evolution of social and environmental risks.

The Group is also governed by internal rules on Social and Environmental Responsibility and Social and Environmental Risk, which adopt environmental, social and governance criteria in the monitoring of the

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processes and operations of the companies of Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários.

c)	reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

d)	financial contributions, with indication of the respective values, made directly or through third parties:

i. in favor of occupiers or candidates for political positions

ii. in favor of political parties

iii. to fund the exercise of influence activity in public policy decisions, especially in the content of normative acts

According to the provisions of Law No. 9,504/1997 (Electoral Law) and Law No. 9,096/1995 (Political Party Law), and in our “Bradesco Integrity Program” Standard donations of legal entities to candidates or political parties are prohibited, therefore, Bradesco Organization and its jointly or individually controlled companies are expressly prohibited from making any political donations.

Although donations by Individuals are allowed, it is recommended to all who exercise statutory functions in the Bradesco Organization to refrain from making personal donations to electoral campaigns, extending the same recommendation to those who are inserted in their circle of economic dependence.

The Bradesco Integrity Program standard is available on the Bradesco RI website (https://www.bradescori.com.br/wp-content/uploads/sites/541/2022/08/Programa-de-Integridade-Bradesco_v6_PORT.pdf).

1.7 – Countries from which the issuer generates significant revenue

Bradesco does not get relevant revenues from its holdings in foreign countries.

1.8 – Foreign countries disclosed in item 1.7, describing relevant impacts arising from the regulation of these countries on the issuer's business

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

1.9 – Environmental, social and corporate governance (ESG) information, indicate:

a)  if the issuer discloses ESG information in an annual report or other specific document for this purpose

Bradesco’s Integrated Report comprises main financial and non-financial actions and results based on topics considered most relevant to the Organization and its stakeholders. In addition, specific contents are disclosed such as the positioning on Climate Change Management and the paper on the incorporation of ESG issues. The content is available on the Investor Relations (bradescori.com.br) and Sustainability (bradescosustentabilidade.com.br) websites.

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b)  The methodology or standard followed in the preparation of this report or document

To prepare the Report we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); and the disclosure of climate information follows, where possible, the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

c)  If this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable

The process of preparation and the information published in the Integrated Report are ensured by KPMG Auditores Independentes Ltda.

d)  The page on the internet where the report or document can be found

More information about the Integrated Report, and Bradesco’s policies, practices and rules, is available on: http://www.bradescori.com.br and www.bradescosustentabilidade.com.br.

e)  If the report or document produced considers the disclosure of a materiality matrix and ESG key performance indicators, and what are the material indicators for the issuer

The prioritization of more material themes follows our Framework of Relevance, built from the engagement of the Board of Directors, Presidency and various stakeholders, including employees. The Matrix presents graphically the most relevant and strategic themes of the Organization to be addressed in the disclosure of information to the market.

Several key ESG indicators are presented throughout the document, with special emphasis on those inserted in the sections on Sustainable Business, Climate Change and Financial Citizenship, in the sustainability chapter on pages 136 to 224 of the 2021 report. Available on: Relatorio-Integrado-2021.pdf (bradescori.com.br).

f) If the report or document considers the Sustainable Development Goals (SDGs) established by the United Nations and what are the material SDGs for the issuer's business

Aligned with the Sustainability Strategy and leveraging our commitment to generating value to our stakeholders, we prioritize six SDGs, which reinforce the commitment to align business with the 2030 Agenda, monitoring the impact and contribution to the goals of society and its progress in the implementation of the Principles for Banking Responsibility (PRB).

The prioritization process took place in 2019 and considered consultation with stakeholders, comparative study of industry benchmarking, relevance matrix and strategic pillars of the Organization, Brazilian scenario (main social and environmental issues) and recommendations and reporting and performance guidelines, among others. The result and the prioritization process were verified by external consulting, with opinion.

The priority SDGs listed in the process are:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation, and infrastructure

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10 – Reduced inequalities

13 – Climate action

g)	If the report or document considers the recommendations of the Task Force for Climate Change-Related Financial Disclosures (TCFD) or recommendations for financial disclosures of other recognized entities that are related to climate issues

Yes, we follow Task Force guidelines for Climate Change-Related Financial Disclosures (TCFD) and also report climate-related requirements for key market indices and ratings, such as CDP, ISE and Dow Jones.

h)	If the issuer performs greenhouse gas emission inventories, indicating, if applicable, the scope of the inventoried emissions and the page on the world computer network where additional information can be found

Since 2006, we have developed the Emission Inventory of our operations, following the guidelines of the ABNT ISO 14,964-1 Standard. From 2008, we also incorporated the specifications of the Brazilian GHG Protocol Program into the process. The inventory can be found on: https://banco.bradesco/assets/classic/pdf/sustentabilidade/Bradesco-Inventario_Emissoes_GEE_2021.pdf

1.10 – Specific information of mixed economy companies

Not applicable.

1.11 – Indicate the acquisition or disposal of any relevant asset that is not classified as a normal operation in the issuer's business

2022:

On August 24, 2022, Bradesco, through its subsidiary Kartra Participações Ltda., firmed with Banco Votorantim S.A., a contract for the formation of an independent investment manager, through the acquisition of the equity stake of 51% of the capital of BV Distribuidora de Títulos e Valores Mobiliários S.A. (“BV DTVM”), whereby Banco Votorantim S.A. remains as a holding shareholder of 49%. On February 28, 2023, after compliance with the previous legal and regulatory conditions, the acquisition was completed.

The companies involved in the transaction are as follows: (i) Banco Bradesco S.A. (“Bradesco”); (ii) Banco Votorantim S.A. (“Banco BV”); (iii) Kartra Participações Ltda. (“Kartra”); and (iv) BV Distribuidora de Títulos e Valores Mobiliários S.A. (“BV DTVM”).

2021:

On October 8, 2021, Banco Bradesco S.A. (“Bradesco”) through its subsidiary Bradescard Elo Participações S.A. signed a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., for the purchase of a 49.99% stake in Banco Digio S.A. (“Digio”). On February 25, 2022, after obtaining the approval of the Central Bank of Brazil and the Administrative Council for Economic Defense – CADE, the operation was completed. Bradescard Elo Participações S.A. paid R$645 million to BB Elo Cartões and with the completion of the operation, Bradesco indirectly held 100% of the share capital of Digio. Digio offers credit cards, accounts and personal loans to its clients. This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching different audiences, with different models.

The companies involved in the transaction are the following: (i) Banco Bradesco S.A.; (ii) Banco Digio S.A.; (iii) Banco do Brasil S.A. (“BB”); (iv) Elo Participações Ltda. (“Elopar”); (v) Bradescard Elo Participações S.A.; and (vi) BB Elo Cartões Participações S.A.

70 – Reference Form – 2022

1. Issuer’s activities

2020:

On October 30, 2020, Bradesco announced to the market the end of the acquisition, assuming the operations of BAC Florida Bank (“BAC Florida”).

Bradesco assumed the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to high net worth (Prime) and Private Bank clients, in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients.

The companies involved in the transaction are the following:

Purchasing Companies: (i) Lecce Holdings S.A.; wholly owned subsidiary of Bradesco (guarantor).

Selling Companies: (i) CAICO Investments Group Corp.; (ii) Empresa de Inversiones Alcastre Limited; (iii) Valores Intercontinentales de Panama Limited; (iv) Consorcio Nuevo Laredo Limited; (v) Consorcio Novara del Sur Limited; and (vi) Sociedad Internacional Yreka.

Target company: BAC Florida Bank.

On January 14, 2020, Banco Bradesco S.A. announced to the market the completion of the sale of all shares held in Chain Serviços e Contact Center S.A. (“Chain”), to Almaviva do Brasil Telemarketing e Informática S.A. (“Almaviva”). Chain’s corporate purpose is the provision of call center services.

The companies involved in the transaction are as follows: (i) Celta Holdings S.A. (“Celta”); (ii) Banco Bradesco S.A. (“Bradesco”); and (iii) Almaviva do Brasil Telemarketing e Informática S.A. (“Almaviva”).

1.12 – Indicate merger, division, incorporation, equity incorporation, capital increase or reduction involving the issuer and documents in which more detailed information can be found

In the fiscal years 2022, 2021 and 2020, there was a capital increase in each fiscal year in the amount of R$4 billion, with a share bonus, through the capitalization of part of the balance of the account of “Reserves of Profits – Statutory Reserves.

1.13 – Indicate the firming, extinction or modification of shareholders’ agreements and the documents in which more detailed information can be found

This did not happen in the fiscal years 2022, 2021 and 2020.

1.14 – Indicate significant changes in the way of conducting the issuer's business

In the fiscal years 2022, 2021 and 2020 there were no significant alterations in the issuer’s manner of conducting its business.

1.15 – Indicate significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant for the fiscal years 2022, 2021 and 2020 have been duly described in item 1.11 of this Reference Form.

1.16 – Other relevant information

There is no other information deemed relevant at this time.

71 – Reference Form – 2022

2. Officers’ notes

2. Officers’ notes

2.1 – General Financial and Equity Conditions

a)	general financial and equity conditions

The Officers of the Organization understand that the Company has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-term.

The Officers’ analysis is based on information from the last three financial statements on the balance sheet date in accordance with international accounting standards (IFRS – International Financial Reporting Standards), as follows:

2022

Economic activity showed incipient signs of loss of traction throughout the fourth quarter. The employment market continues to show growth in hirings, with income recovery. We estimated a GDP growth of 3% in 2022 and a projected growth of 1.5% in 2023. The positive performance of the employment market will continue to sustain the household consumption in 2023, in a context in which the domestic demand has been resilient. The performance of agribusiness should also be positive. The restrictive monetary policy and the global environment, however, will contribute to the slowdown of the activity.

Inflation has gradually shown more benign behavior, including services. As a result, the IPCA is expected to close 2022 at 5.8%. In 2023, we projected that inflation should remain relatively stable at 5.7%. Therefore, the Central Bank of Brazil should keep the Selic rate stable at 13.75% for an extended period, with cuts only at the end of the year, to 12.25%.

The risks related to the global economy remain. The greater magnitude and duration of monetary tightening in developed economies, the conflict in Eastern Europe and the expectation of recession ahead increased the level of uncertainty and volatility of assets. In addition, economic activity shows signs of deceleration. Inflation control will continue to demand a restrictive monetary policy this and next year. The performance of central banks will continue to be the determining factor for asset prices and expectations.

In 2022, the net income was R$21.217 billion in the fiscal year, corresponding to a profitability of 13.6% on the average net shareholders’ equity. The return on the average total assets was 1.2%. The consolidated shareholders’ equity attributed to the controlling shareholders reached R$158.265 billion and the total balance of the assets was R$1.800 trillion.

Loan and Fundraising Operations and Resource Management

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. The policy we have guides management’s actions, which is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

Agribusiness: we are featured among the biggest financiers in this niche, with offers and solutions for the development of production, with offers and solutions for the development of production. We participate in the 8 largest agribusiness fairs, keeping in accordance with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

Special Business: solutions in structured operations for wholesale clients, among the largest funders in Emergency Programs, leader in transfer of resources of the BNDES (National Bank for Economic and Social Development), leader in the leasing market, largest portfolio of securities in the market and market leader in advances to suppliers;

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2. Officers’ notes

Real Estate Financing: we are one of the most relevant in this market, maintaining a commitment to meet the demand of the sector, financing both the construction industry and the acquisition of property by the final borrowers, they have 100% digital hiring for residential properties and digitizing of the processes carried out through real estate partners by means of APIs. We have real estate platforms with coverage throughout the national territory;

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

Individuals (mass-market): highlighting all personal loans, payroll-deductible loans, vehicle and rotary credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping the clients’ needs in real time, responding with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the fiscal year:

•	R$663.303 billion was the balance at the end of the year, reflecting the increase in operations with: (i) legal entities that showed growth of 4.2% compared to 2021, with emphasis on the increase of 5.7% in loans (including working capital, rural credit and others) and 23.0% in operations with limits (includes credit card and guaranteed account); and (ii) individuals who showed an increase of 11.6% compared to 2021, with highlights for the growth of 29.5% in operations with limits (includes credit card and overdraft), 9.7% in loans (includes payroll-deductible and personal loans, rural loans and others), and 5.2% in financing and transfers (includes real estate and vehicle financing, BNDES/Finame transfers and others);
•	R$590.682 billion in client resources, including: cash deposits, savings and term deposits, showing an increase of 3.7% compared to the previous year;
•	R$316.155 billion in technical provisions for insurance and pension, with an evolution of 10.4% compared to the previous year;
•	R$281.948 billion in financial institution resources, an increase of 1.1% compared to the previous year, including: demand deposits, interfinancial, funds obtained funds on the open market and bonds for loans and transfers;
•	R$52.241 billion in subordinated debts, reduction of 4.1% compared to the previous year, comprising higher volume of settlement and interest payments; and
•	R$222.257 billion in securities issuance resources, of which R$209.866 billion is issued in the country and R$12.391 billion is issued abroad.

By the end of 2012, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$152.5 billion, representing 1.0 times the shareholders’ equity.

2021

The economic recovery was consolidated in the first half of 2021, due to advances in vaccination, pandemic control and economic stimuli. From the second half of the year, we noted that the Brazilian economy showed more moderate impetus. This loss of economic breath is largely due to the reduction of available income due to the acceleration of inflation. The widespread rise in prices last year imposed important challenges for the monetary policy, leading to an increase in the Selic rate. In order to coordinate inflation expectations and to make inflation converge to lower levels, the Central Bank of Brazil has signaled that it will take the Selic to a significantly contractive terrain.

In a perspective, the deceleration of inflation should contribute to the expansion of consumption. The full reopening of the economy will allow jobs to be created and the unemployment rate to fall, in contrast to the partially closed economy of 2021.

The National Financial System continues working effectively and sustainably expanding the credit, both for families and for businesses. The strengthening of institutions, the preservation of the fiscal framework

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2. Officers’ notes

and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and the growth potential in the country.

In the global scenario, the economic activity continues to show favorable growth. The control of the pandemic and the regularization of productive chains are important vectors for the maintenance of the recovery. In addition, the possibility that monetary tightening will be faster in the US. Given this, emerging economies, especially those most vulnerable in fiscal and external accounts, can be impacted.

In 2021, the net income was R$23.381 billion in the fiscal year, corresponding to a profitability of 15.8% on the average shareholders’ equity. The return on Average Total Assets was 1.4%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$149.777 billion and the total of the assets stood at R$1.676 trillion.

Loan and Fundraising Operations and Resource Management

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. The policy we have guides management’s actions, which is constantly updated and consistent with the economic reality.

We highlight:

Agribusiness: we are featured among the biggest financiers in this niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

Onlendings: leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings;

Real Estate Financing: we are one of the most relevant in this market, maintaining a commitment to meet the demand of the sector, financing both the construction industry and the acquisition of property by the final borrowers, they have 100% digital hiring for residential properties and digitizing of the processes carried out through real estate partners by means of APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

Individual (mass-market): highlighting all personal loans, payroll-deductible loans, vehicle and rotary credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping the clients’ needs in real time, responding with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the fiscal year:

•	R$613.834 billion was the balance at the end of the year, reflecting the increase in operations with: (i) legal entities that had a growth of 14.3% in comparison to 2020, highlighting the increase of 20.8% in loans (including working capital, rural credit and others); and (ii) Individuals that had a growth of 24.9% in comparison to 2020, with highlights to: (a) 38.3% in real estate financing and (b) 20.9% in payroll-deductible loans;
•	R$569.726 billion in deposits from clients, including: demand deposits, savings deposits and time deposits, presenting a 4.5% increase compared to the previous year;

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2. Officers’ notes

•	R$286.387 billion in technical provisions of insurance and social security, an evolution 2.5% higher than the previous year;
•	R$279.009 billion in financial institution resources, an increase of 4.4%, including: demand deposits, interfinancial, open-market borrowing, loan bonds and onlending operations;
•	R$54.451 billion in subordinated debts, of which R$48.204 billion were issued in the country and R$6.247 billion issued abroad; and
•	R$166.229 billion in resources from issuing securities, of which R$155.243 billion were issued in the country and R$10.986 billion were issued abroad.

In December 2021, our market value, considering the closing prices of the common and preferred shares, totaled R$171.480 billion, representing 1.2 times the shareholder’s equity of December 2021.

2020

In 2020, we experienced a period of great challenges and uncertainties arising from the Covid-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We are going through an unprecedented moment, a unique situation, in which the flow of new information is intense and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed with various measures to mitigate and overcome the crisis. The scenario that emerged for the Brazilian economy was very different to the one predicted at the beginning of 2020. Even though the Country has advanced structurally, it was not immune to a crisis of this magnitude. It is important that we move forward to minimize the loss of human life, firstly, and the economic loss, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate, in August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The second half of 2020 was a period of recovery for the Brazilian economy. This process, evidenced in indicators related to production, demand, confidence and generation of jobs, has been consistent, reflecting the adoption of stimuli of different natures. In some cases, the most recent data pointed to levels even higher than those observed prior to the pandemic. At the same time, expectations for 2021 remain quite favorable, with the beginning of vaccination in the Country and the resumption of the agenda of structural reforms.

The National Financial System continues working effectively and expanding the credit sustainably, both for families and for businesses, helping them overcome the difficulties caused by the pandemic. The maintenance of the public spending ceiling and the signaling, on the part of the authorities, of declining trajectories of government debt should actively contribute towards the gradual process of normalization of the monetary policy that is expected. In the environment returning to normality in the global economy, Brazil tends to be benefited by the reduced aversion to risk.

In the global scenario, the economic activity in the major economies has also recovered, despite the recent upsurge of the pandemic in some developed countries. This process of resumption should continue on course, favored by the beginning of the vaccination in several regions, political transition in the USA and by the continued expansion of the Chinese economy.

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2. Officers’ notes

In 2020, the net income was R$16.034 billion in the fiscal year, corresponding to a profitability of 11.7% on the average shareholders’ equity. The return on Average Total Assets was 1.1%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$145.620 billion and the total of the assets stood at R$1.605 trillion.

Loan Operations and Funding and Asset Management

Our broad diversity of products offered through digital channels, branch network, multi-platform allows us to offer loans or direct financing or in strategic partnerships with the various business chains, keeping the focus on improving the clients’ experience and assessing their real needs. We expanded and diversified our offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability, and the policy we have guides management’s actions and is constantly updated and consistent with the economic reality. It is worth mentioning that in 2020 we reinforced our operations, especially in real estate financing, with the acquisition of BAC Florida Bank (Bradesco BAC Florida Bank), which has a one-stop platform of banking products and services and of investments in the United States, a differential in relation to our main competitors.

We highlighted:

Agribusiness: we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Onlendings: leader in BNDES – Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development) onlendings;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Details of performance on our loans and our sources of funding are given below:

•	R$513.217 billion was the balance, at the end of the year, of loans and advances to clients, presenting an evolution of 12.2% in comparison to the previous period, highlighting the progress of legal entities which showed a growth of 13.1% in relation to 2019, highlighting the increase of 57.9% in working capital; and individuals that showed a growth of 11.3% in comparison to 2019, with highlights to: 33.7% in real estate financing and 10.7% in payroll-deductible loans;
•	R$545.293 billion in deposits from clients, including: demand deposits, savings and time deposits, an increase of 48.9% in comparison to the previous year, we highlight the balance of time deposits, which grew by R$143.581 billion during the period;
•	R$279.465 billion in technical provisions for insurance and pension plans, a 4.2% increase compared to the previous year;
•	R$267.280 billion in deposits from banks, an increase of 17.3%, including: demand deposits, interfinancial, open-market borrowing, loan bonds and onlending operations;
•	R$53.246 billion in subordinated debt, R$38.893 billion being issued in Brazil and R$14.353 billion issued abroad; and
•	R$144.904 billion in funds from the issuance of securities, with R$133.679 billion being issued in Brazil and R$11.225 billion issued abroad.

In December 2020, our market value, considering the closing prices of the common and preferred shares, totaled R$226.778 billion, representing 1.6 times the Shareholder’s Equity of December 2020.

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2. Officers’ notes

The following are our key indicators:

It is important to highlight that the comments, in relation to the return on average shareholders’ equity (ROAE) and the return on average assets (ROAA), are presented in item 2.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 2.1.d, 2.1.e, 2.1.f and 2.1.h.

I.	Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

The calculation of our Basel Ratio is shown below:

				R$ million
Calculation Basis	Basel III			Variation
	Prudential Conglomerate
	Dec22	Dec21	Dec20	Dec22 x Dec21		Dec21 x Dec20
				R$	%	R$	%
Regulatory Capital	144,283	150,236	135,724	(5,954)	(4.0)	14,513	10.7
Tier I	120,624	130,565	118,283	(9,941)	(7.6)	12,282	10.4
Common equity	106,501	119,107	108,983	(12,606)	(10.6)	10,124	9.3
Shareholders’ equity	154,263	147,121	143,703	7,142	4.9	3,418	2.4
Non-controlling interests / Other	(114)	(27)	164	(87)	317.8	(191)	(116.6)
Phase-in arrangements	(47,649)	(27,987)	(34,885)	(19,662)	70.3	6,898	(19.8)
Additional capital	14,123	11,459	9,300	2,665	23.3	2,159	23.2
Tier II	23,659	19,671	17,442	3,988	20.3	2,229	12.8
Subordinated debt (according to Resolution No. 4,192/13)	23,659	19,671	16,274	3,988	20.3	3,397	20.9
Subordinated debt (prior Resolution No. 4,192/13)	-	-	1,168	-	-	(1,168)	(100.0)
Risk-weighted assets - RWA	971,611	953,326	858,693	18,286	1.9	94,632	11.0
Credit risk	883,428	873,737	779,589	9,692	1.1	94,148	12.1
Operational Risk	8,844	7,995	14,691	849	10.6	(6,695)	(45.6)
Market risk	79,339	71,594	64,414	7,745	10.8	7,180	11.1
Total Ratio	14.8%	15.8%	14.2%	(1.0)	p.p.	1.6	p.p.
Tier I capital	12.4%	13.7%	13.8%	(1.3)	p.p.	(0.1)	p.p.
Common equity	11.0%	12.5%	12.7%	(1.5)	p.p.	(0.2)	p.p.
Additional capital	1.5%	1.2%	1.1%	0.3	p.p.	0.1	p.p.
Tier II capital	2.4%	2.1%	2.0%	0.3	p.p.	0.1	p.p.
Subordinated debt (according to CMN Resolution No. 4,192/13)	2.4%	2.1%	1.9%	0.3	p.p.	0.2	p.p.
Subordinated debt (prior to CMN Resolution No. 4,192/13)	-	-	0.1%	-	p.p.	(0.1)	p.p.

Maintenance of high levels in 2022, 2021, and 2020, remaining above regulatory limits, mainly due to the capital generation capacity (net income) that partially absorbed the increase in prudential adjustments, payment of interest on shareholders’ equity, and the effects of marking to market our available-for-sale securities and financial instruments. In 2022, it was also impacted by the regulatory change regarding the treatment of tax credits from tax losses arising from the investment hedge abroad.

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2. Officers’ notes

II.	Operating Coverage Ratio
R$ million
Calculation Basis	2022	2021	2020	Variation
				2022 x 2021		2021 x 2020
				R$	%	R$	%
Personnel expenses	(21,683)	(20,014)	(18,965)	(1,669)	8.3	(1,049)	5.5
Administrative Expenses	(17,511)	(15,993)	(15,484)	(1,518)	9.5	(509)	3.3
Total (A)	(39,194)	(36,007)	(34,450)	(3,187)	8.9	(1,557)	4.5
Net fee and commission income (B)	27,134	26,033	24,936	1,101	4.2	1,097	4.4
Operating Coverage Ratio (B)/(A)	69.2%	72.3%	72.4%	(3.1)	p.p.	(0.1)	p.p.

In 2022, the operational coverage ratio decreased by 3.1 p.p. compared to 2021, due to the increase in our administrative expenses, which are related to the growth of business volume, investments in customer service channels aimed at providing better and more appropriate support for our clients' needs and experiences, as well as institutional expenses on advertising and marketing to promote products and brand awareness.

In the comparison between 2021 and 2020, the operating coverage ratio presented a reduction of 0.1 p.p., reflecting the higher personnel expenses, with highlights for: (i) proceeds and charges, a reflection of the collective bargaining agreement that occurred from September 2021 (10.97% in 2021 vs. 1.5% in 2020); and (ii) employee participation in income, resulting from the growth of net income and performance of the business areas.

Regarding the variations presented for fee and commission income, payroll and related benefits and administrative expenses comments are included in item 2.1.h.

III.	Indicators of loans and overdue advance payments and expected loss from loans and advance payments

We will only use some of these indicators to monitor and support the decision-making process in relation to the loan operations and advance payments.

The following tables show a summary of our loans and advances indicators:

				R$ million (unless otherwise stated)
Indicators of losses on loans and advances and non-performing loans overdue for over 60 days	2022	2021	2020	Horizontal Analysis
				2022 x 2021		2021 x 2020
				R$	%	R$	%
Non-performing loans and advances to customers, over 60 days	34,269	20,996	14,597	13,273	63.2	6,399	43.8
Foreclosed assets	1,237	1,196	14,597	41	3.4	(13,401)	(91.8)
Total non-performing loans and advances to customers and foreclosed assets	35,506	22,192	29,194	13,314	60.0	(7,002)	(24.0)
Total loans and advances to clients	663,303	613,834	513,217	49,469	8.1	100,617	19.6
Expected credit losses for loans and advances (1)	59,665	40,801	39,579	18,864	46.2	1,222	3.1
Non-performing loans and advances as a percentage of total loans and advances to clients	5.2	3.4	2.8	1.7	p.p.	0.5	p.p.
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to clients	5.4	3.6	5.7	1.7	p.p.	(2.2)	p.p.
Expected credit losses for loans and advances as a percentage of total loans and advances to clients	9.0	6.6	7.7	2.3	p.p.	(1.2)	p.p.
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to clients	174.1	194.3	271.1	(20.2)	p.p.	(76.9)	p.p.
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to clients and foreclosed assets	168.0	183.9	135.6	(15.8)	p.p.	48.2	p.p.
Net charge-offs for the period as a percentage of the average balance of loans and advances to clients (including non-performing loans and advances) (2)	2.9	1.6	2.3	1.3	p.p.	(0.8)	p.p.

(1) Considers expected losses on loans, commitments to be released and financial guarantees provided; and

(2) Total net asset written off divided by average total assets.

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2. Officers’ notes

						R$ million
Changes of balance for impairment of loans and advances	2022	2021	2020	Horizontal Analysis
				2022 x 2021		2021 x 2020
				R$	%	R$	%
Balance at the beginning of the year	46,182	45,757	38,152	425	0.9	7,605	19.9
Expected credit loss for loans and advances (1) (2)	32,237	15,349	24,631	16,888	110.0	(9,282)	(37.7)
Loan charge-offs	(18,754)	(14,924)	(17,026)	(3,830)	25.7	2,102	(12.3)
Expected credit losses for loans and advances at the end of the year	59,665	46,182	45,757	13,483	29.2	425	0.9
Ratio of expected credit losses for loans and advances to average loans and advances to customers	5.1	2.8	5.1	2.3 p.p.		(2.3)	p.p.

(1) Considers expected losses on commitments to be released, financial guarantees provided and income from credit recovery.

(2) Does not include credit recovery revenues in the amount of R$5,919 million in 2020 under BR GAAP they are allocated in Other Operating Income, while under IFRS they are allocated in Expenses with Expected Losses.

In 2022, our expenses with expected loss of loans and advances increased 110.0%, reflecting the conditions of the economic scenario (inflation scenario and high interest rates) that influenced the credit cycle, mainly retail (Ind. and LE) and, by the impact of the provision of a Large Corporate client. It is worth noting that our level of provisioning, is based on statistical models that capture historical information and forecasts, still reflects our expectation of losses in different economic scenarios. Our level of losses/write-offs with loans, net of recoveries, reached 2.0% in comparison to the average balance of loans and advances to clients in 2022 (1.6% in 2021).

We believe that the amount of our expected loss of loans and advances is sufficient to cover future losses, which can be evidenced, among other indicators, by our coverage index, measured by the total loss expected in relation to the total of the NPL over 90 days, which at the end of 2022 was 211.0% (266.3% in 2021) and 60 days, which at the end of 2022 was 174.1% (220.0% in 2021).

Our portfolio of loans and advances to clients evolved 8.1%, from R$613,834 million in 2021 to R$663,303 million in 2022, reflecting the increase in operations with: (i) legal entities that showed growth of 4.2% compared to 2021, with emphasis on the increase of 5.7% in loans (including working capital, rural credit and others) and 23.0% in operations with limits (includes credit card and guaranteed account); and (ii) individuals that showed an increase of 11.6% compared to 2021, with highlights for the growth of 29.5% in operations with limits (includes credit card and overdraft), 9.7% in loans (includes payroll-deductible and personal loans, rural loans and others), and 5.2% in financing and transfers (includes real estate and vehicle financing, BNDES/Finame transfers and others).

In 2021, our expected losses on loans and advances decreased by 37.7%, reflecting mainly the strengthening of the provision related to the adverse economic scenario carried out in the course of 2020. Our level of losses/write-offs with loans, net of recoveries, reached 1.6% in comparison to the average balance of loans and advances to clients in 2021 (2.3% in 2020).

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2. Officers’ notes

b)	capital structure

Analyzing the following tables, we understand that the bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for our operations is from third-party capital.

Over the last three years, Bradesco has kept its proportion of capital held by third parties over 90%, which is seen as a normal level for institutions in the financial intermediation business.

			R$ billion
Capital Structure	Dec22	Dec21	Dec20
Capital Stock	87.1	83.1	79.1

			In thousands
Number of Shares (1)	Dec22	Dec21	Dec20
Common	5,338,394	4,870,579	4,435,107
Preferred	5,320,094	4,848,500	4,435,106
Total	10,658,488	9,719,080	8,870,213
Treasury Stocks (ON - Common)	8,089	17,494	7,307
Treasury Stocks (PN - Preferred)	8,229	12,051	27,379
Subtotal – Outstanding shares	10,642,170	9,689,535	8,835,527

(1) Considers the bonuses that occurred in each period due to the capital increase.

						R$ million
Standard of Financing	2022	% in relation to total liabilities	2021	% in relation to total liabilities	2020	% in relation to total liabilities
Shareholders' equity attributable to controlling shareholders	158,265	8.8%	149,777	8.9%	145,620	9.1%
Third-Party Portfolio (1)	1,641,350	91.2%	1,525,795	91.1%	1,459,034	90.9%
Total liabilities	1,799,616	100.0%	1,675,572	100.0%	1,604,654	100.0%

(1) Adjusted total liabilitiess excluding shareholder´s equity.

c)	capacity to pay financial commitments

The Officers understand that the operations shown in the balance sheet by terms, presented below for the last three fiscal years, show that Bradesco has a comfortable liquidity margin to honor its obligations in the short-term. It is worth highlighting that the management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its clients and meet its own needs of working capital for investment.

The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

80 – Reference Form – 2022

2. Officers’ notes

Consolidated Statement of Financial Position presented by maturity (in accordance with International Financial Reporting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			Over 5 years			No stated maturity			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Assets
Cash and balances with banks	122,522	108,602	107,603	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	122,522	108,602	107,603
Financial assets at fair value through profit or loss	23,944	10,942	16,515	13,939	17,112	23,111	17,245	40,829	21,495	153,847	202,449	165,167	73,512	47,867	36,104	19,412	17,361	13,595	301,899	336,561	275,987
Financial assets at fair value through other comprehensive income	10,572	33,530	17,130	8,743	5,103	26,482	16,784	5,530	16,341	128,752	49,468	67,420	38,141	90,063	43,319	12,596	9,823	15,150	215,588	193,517	185,842
Loans and advances to customers, net of impairment	84,783	75,619	48,686	145,169	135,854	114,058	85,068	81,035	65,199	219,717	206,697	245,685	73,669	73,827	8	-	-	-	608,405	573,033	473,637
Loans and advances to banks, net of impairment	101,591	61,843	168,750	13,079	11,936	14,028	5,465	6,813	2,915	2,352	2,835	5,731	-	-	-	-	-	-	122,488	83,427	191,425
Securities, net of provision for losses	4,113	17,142	127	4,123	10,882	20,225	15,427	11,026	16,939	109,340	87,144	79,728	78,609	52,625	62,605	-	-	-	211,611	178,819	179,624
Other financial assets (1)	53,829	52,932	36,952	956	732	734	342	553	319	7,019	6,936	11,576	3,560	3,259	2,836	-	-	-	65,706	64,411	52,416
Total financial assets	401,354	360,610	395,763	186,009	181,619	198,638	140,331	145,785	123,209	621,027	555,529	575,306	267,490	267,641	144,873	32,008	27,184	28,745	1,648,219	1,538,369	1,466,533
Percentage in relation to Total	24.4	23.4	27.0	11.3	11.8	13.5	8.5	9.5	8.4	37.7	36.1	39.2	16.2	17.4	9.9	1.9	1.8	2.0	100.0	100.0	100.0
Liabilities
Financial liabilities at amortized cost
Deposits from banks	226,805	222,595	221,468	29,304	26,500	18,320	9,369	11,879	9,945	13,376	13,943	17,548	3,094	4,093	-	-	-	-	281,948	279,009	267,280
Deposits from customers (2)	213,570	222,969	202,956	42,699	47,974	50,519	83,394	61,694	54,369	250,695	236,870	237,449	324	219	-	-	-	-	590,682	569,726	545,293
Securities issued	6,206	3,403	2,461	33,450	41,954	33,338	62,006	17,751	34,366	111,239	96,978	74,738	9,357	6,141	-	-	-	-	222,257	166,229	144,904
Subordinated debt	3,843	4	8,308	1,511	6,317	23	1,803	5,487	384	2,503	22,015	34,972	28,458	9,170	-	14,123	11,459	9,560	52,241	54,451	53,246
Other financial liabilities (3)	60,164	56,642	49,616	19,316	18,772	14,456	3,222	5,300	1,225	8,234	5,525	7,971	1,619	169	2,260	-	-	-	92,556	86,407	75,528
Financial liabilities at fair value through profit or loss	409	8,202	5,462	1,361	486	1,064	3,222	729	938	5,122	3,810	11,233	3,227	1,039	-	-	-	-	13,341	14,265	18,698
Provision for Expected Credit Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loan Commitments	-	-	-	-	-	-	-	-	-	2,997	3,315	3,859	-	-	-	-	-	-	2,997	3,315	3,859
Financial guarantees	-	-	-	-	-	-	-	-	-	1,769	2,066	2,319	-	-	-	-	-	-	1,769	2,066	2,319
Insurance technical provisions and pension plans (2)	263,383	238,210	234,915	-	-	-	-	-	-	52,772	48,177	44,551	-	-	-	-	-	-	316,155	286,387	279,465
Total Financial Liabilities	774,381	752,024	725,186	127,641	142,003	117,720	163,016	102,840	101,225	448,707	432,700	434,640	46,080	20,830	2,260	14,123	11,459	9,560	1,573,948	1,461,856	1,390,592
Percentage in relation to Total	49.2	51.4	52.1	8.1	9.7	8.5	10.4	7.0	7.3	28.5	29.6	31.3	2.9	1.4	0.2	0.9	0.8	0.7	100.0	100.0	100.0

(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

81 – Reference Form – 2022

2. Officers’ notes

d)	financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards – IFRS)

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with Central Bank of Brazil requirements and guidelines. Our Executive Treasury Committee for the Asset and Liability Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by our Treasury Department.

In making such decisions, we evaluate not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. We also consider other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. Our Executive Treasury Committee for the Asset and Liability Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, we receive daily reports on our mismatched and open positions, while our Executive Treasury Committee for the Asset and Liability Management assesses our risk position every two weeks.

82 – Reference Form – 2022

2. Officers’ notes

The following table shows, as of the dates indicated, our sources of funding, as well as other non-interest-bearing liabilities:

									R$ million
	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 X 2021		2021 X 2020
							R$	%	R$	%
Savings deposits	134,624	139,341	136,698	8.2	9.1	9.4	(4,717)	(3.4)	2,643	1.9
Time deposits (1)	400,729	378,427	359,144	24.4	24.8	24.6	22,302	5.9	19,283	5.4
Obligations for repurchase agreements	222,694	222,575	217,108	13.6	14.6	14.9	119	0.1	5,467	2.5
Borrowings and onlendings	56,513	50,271	47,781	3.4	3.3	3.3	6,242	12.4	2,490	5.2
Funds from Issuance of Securities	222,257	166,229	144,904	13.5	10.9	9.9	56,029	33.7	21,325	14.7
Subordinated debt	52,241	54,451	53,246	3.2	3.6	3.7	(2,210)	(4.1)	1,205	2.3
Insurance technical provisions and pension plans	316,155	286,387	279,465	19.3	18.8	19.2	29,768	10.4	6,922	2.5
Total interest-bearing liabilities	1,405,214	1,297,680	1,238,346	85.6	85.1	84.9	107,534	8.3	59,334	4.8
Demand deposits	58,070	58,122	51,841	3.5	3.8	3.6	(52)	(0.1)	6,281	12.1
Other non-interest-bearing liabilities	177,590	169,542	168,348	10.8	11.1	11.5	8,048	4.7	1,194	0.7
Total non-interest-bearing liabilities	235,660	227,663	220,189	14.4	14.9	15.1	7,996	3.5	7,474	3.4
Total liabilities	1,640,874	1,525,343	1,458,535	100.0	100.0	100.0	115,530	7.6	66,808	4.6

Total deposits	593,423	575,890	547,683	36.2	37.8	37.6	17,533	3.0	28,207	5.2

(1) It includes interbank deposits.

Deposits

Our principal source of funding is deposits from individuals and legal entities in Brazil. As of December 31, 2022, our deposits totaled R$593.4 billion, representing 36.2% of our total liabilities (37.8% in 2021 and 37.6% in 2020).

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions;
•	accounts for salary purposes; and
•	accounts for payment of the INSS benefit.

Funding in the open market

Funding in the open market consists mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we always comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

83 – Reference Form – 2022

2. Officers’ notes

Loans and onlending

The obligations for loans are constituted, mainly, with the funding of lines obtained from banking correspondents for import and export financing. Our access to this source of resources has been continuous and the funds occur with rates and terms according to market conditions.

The obligations for onlending consist in resources for local transfers, in which we borrow from entities and national government agencies for onlending to Brazilian companies, for investments in installations, equipment, agriculture, among others.

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

In 2022, the balance of loans and onlending operations had a growth of 12.4% in comparison to the balance of 2021 and between 2021 and 2020 presented a growth of 5.2%, due to exchange rate variations in the period that impacted the balances of funds obtained abroad.

Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

•	Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and legal entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:
o	Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and
o	Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified Investors.
•	Letters of credit for real estate: securities for Individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;
•	Letters of credit for agribusiness: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and
•	Letters of credit guaranteed by property: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system.

84 – Reference Form – 2022

2. Officers’ notes

The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

									R$ million
	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 X 2021		2021 X 2020
							R$	%	R$	%
Financial bills	93,772	79,752	81,589	42.2	48.0	56.3	14,020	17.6	(1,837)	(2.3)
Real estate credit notes	51,259	41,462	27,601	23.1	24.9	19.0	9,797	23.6	13,861	50.2
Agrobusiness notes	31,176	17,300	14,695	14.0	10.4	10.1	13,876	80.2	2,605	17.7
Letter of credit property guaranteed	30,291	13,937	7,931	13.6	8.4	5.5	16,354	117.3	6,006	75.7
Securities issued through securitization	8,456	9,136	9,112	3.8	5.5	6.3	(680)	(7.4)	24	0.3
Euronotes	3,934	1,850	2,113	1.8	1.1	1.5	2,084	112.6	(263)	(12.4)
Structured Operations Certificates	3,369	2,792	1,863	1.5	1.7	1.3	577	20.7	929	49.9
Total	222,257	166,229	144,904	100.0	100.0	100.0	56,028	33.7	21,325	14.7

The increase of 33.7% in relation to 2021 was due to the evolution of the balances of the guaranteed real estate bonds in the amount of R$16,354 million, financial bills in the value of R$14,020 million and agribusiness bills in the amount of R$13,876 million.

The increase of 14.7%, in the comparison between 2021 and 2020, was due to the development of the balances of the letters of credit for real estate in the amount of R$13,861 million and the letters of credit guaranteed by property in the amount of R$6,006 million.

Subordinated debt

The variations presented in the balances of December 2022, 2021 and 2020 in subordinated debts, reflect the issuing/ maturities of the debts in the periods.

Technical reserves

The variations presented in the balances of December 2022, 2021 and 2020 are related, mainly, to the variations of the provisions for VGBL / PGBL products.

e)	financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

•	demand deposits, savings and time deposits, as well as interfinancial deposits; and
•	open-market borrowing, loan bonds and onlending operations, resources from issuing of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

In relation to liquidity risk, in 2015 the National Monetary Council (CMN) issued Resolution No. 4,401/15, as amended, addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil published Resolution No. 4,616/17 and Circular No. 3,869/17 about the Net Stable Funding Ratio

85 – Reference Form – 2022

2. Officers’ notes

(NSFR), which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term one (NSFR). The purpose of the Liquidity Coverage Ratio (LCR) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the Net Stable Funding Ratio (NSFR) is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Circular No. 3,930/19 of the Central Bank of Brazil, which deals with the Pillar 3 Report and revoked part of Circular No. 3,869/17, concerning the disclosure of NSFR information, was revoked by Resolution BCB No. 54/20, which passed disciplinary action on the publication of the Pillar 3 Report. As a result of the unfolding of the Covid-19, the Central Bank of Brazil edited Circular No. 3,749/15, amending the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3.987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Subsequently, BCB Resolution No. 78/21 of the Central Bank of Brazil of March 2021, redefined the validity of the rate of compulsory deposits on term deposits of 17% until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank’s total financial limit on the bank’s forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lower impact resulted in response to the facts resulting from the Covid-19 pandemic.

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or “Redesconto”). This line can be used in the “intra-day” condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

We have never used these liquidity resources.

f)	indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant.

86 – Reference Form – 2022

2. Officers’ notes

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity; (ii) fixed assets, which limits to 50% of the Reference Equity amount the total funds invested in Permanent Assets; (iii) exposure by client, which sets forth the maximum limit of 25% of the Tier I amount of Reference Equity for exposure by client; (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount; and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)	limits of contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)	significant changes to each item of financial statements

Below, we present our Balance Sheet and Income Statement.

87 – Reference Form – 2022

2. Officers’ notes

Consolidated Balance Sheet

In relation to significant changes in managerial consolidated balance sheet items, the table below compares the main events in 2022, 2021 and 2020:

									R$ million
	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 x 2021		2021 x 2020
							R$	%	R$	%
Assets
Cash and balances with banks	122,522	108,602	107,603	6.8	6.5	6.7	13,920	12.8	999	0.9
Financial assets at fair value through profit or loss	301,899	336,561	275,987	16.8	20.1	17.2	(34,662)	(10.3)	60,574	21.9
Financial assets at fair value through other comprehensive income	215,588	193,517	185,842	12.0	11.5	11.6	22,072	11.4	7,675	4.1
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	122,488	83,427	191,425	6.8	5.0	11.9	39,062	46.8	(107,998)	(56.4)
- Loans and advances to customers, net of provision for losses	608,405	573,033	473,637	33.8	34.2	29.5	35,372	6.2	99,395	21.0
- Securities, net of provision for losses	211,611	178,819	179,624	11.8	10.7	11.2	32,792	18.3	(805)	(0)
- Other financial assets	65,706	64,411	52,416	3.7	3.8	3.3	1,294	2.0	11,995	22.9
Non-current assets held for sale	1,237	1,196	1,202	0.1	0.1	0.1	41	3.4	(6)	(0.5)
Investments in associates and joint ventures	8,971	7,558	7,387	0.5	0.5	0.5	1,413	18.7	171	2.3
Premises and equipment, net	11,971	13,513	14,071	0.7	0.8	0.9	(1,542)	(11.4)	(558)	(4.0)
Intangible assets and goodwill, net	18,800	14,911	14,669	1.0	0.9	0.9	3,889	26.1	242	1.6
Taxes to be offset	14,441	13,287	15,330	0.8	0.8	1.0	1,154	8.7	(2,044)	(13.3)
Deferred income tax assets	85,068	78,743	76,984	4.7	4.7	4.8	6,325	8.0	1,759	2.3
Other assets	10,910	7,995	8,476	0.6	0.5	0.5	2,915	36.5	(481)	(5.7)
Total Assets	1,799,616	1,675,572	1,604,654	100.0	100.0	100.0	124,043	7.4	70,918	4.4

88 – Reference Form – 2022

2. Officers’ notes

									R$ million
	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 x 2021		2021 x 2020
							R$	%	R$	%
Liabilities
Liabilities at amortized cost
- Deposits from banks	281,948	279,009	267,280	15.7	16.7	16.7	2,939	1.1	11,729	4.4
- Deposits from customers	590,682	569,726	545,293	32.8	34.0	34.0	20,956	3.7	24,434	4.5
- Securities issued	222,257	166,229	144,904	12.4	9.9	9.0	56,029	33.7	21,325	14.7
- Subordinated debts	52,241	54,451	53,246	2.9	3.2	3.3	(2,210)	(4.1)	1,205	2.3
- Other financial liabilities	92,556	86,407	75,528	5.1	5.2	4.7	6,149	7.1	10,879	14.4
Financial liabilities at fair value through profit or loss	13,341	14,265	18,698	0.7	0.9	1.2	(924)	(6.5)	(4,432)	(23.7)
Provision for Expected Credit Loss
- Loan Commitments	2,997	3,315	3,859	0.2	0.2	0.2	(318)	(9.6)	(544)	(14.1)
- Financial guarantees	1,769	2,066	2,319	0.1	0.1	0.1	(297)	(14.4)	(253)	(10.9)
Insurance technical provisions and pension plans	316,155	286,387	279,465	17.6	17.1	17.4	29,768	10.4	6,921	2.5
Other reserves	22,648	25,537	25,583	1.3	1.5	1.6	(2,889)	(11.3)	(46)	(0.2)
Current income tax liabilities	1,593	2,059	1,596	0.1	0.1	0.1	(466)	(22.6)	463	29.0
Deferred income tax assets	1,633	208	1,250	0.1	0.0	0.1	1,425	685.1	(1,042)	(83.4)
Other liabilities	41,052	35,684	39,515	2.3	2.1	2.5	5,368	15.0	(3,831)	(9.7)
Equity attributable to shareholders of the parent	158,265	149,777	145,620	8.8	8.9	9.1	8,489	5.7	4,157	2.9
Non-controlling interest	476	452	497	0.0	0.0	0.0	24	5.3	(45)	(9.1)
Total equity and liabilities	1,799,616	1,675,572	1,604,654	100.0	100.0	100.0	124,043	7.4	70,918	4.4

89 – Reference Form – 2022

2. Officers’ notes

In 2022, the total assets increased by 7.4% compared to 2021, the financial assets totaled R$1,648 billion, representing 91.6% of the total assets (2021 – 91.8% and 2020 – 91.4%), driven by the increase in our loans and advances to financial institutions, net of loss provision; loans and advances to clients, net provision for losses; bonds and securities, net provision for losses; and financial assets at fair value through other comprehensive results. In the comparison between the years 2021 and 2020, the 4.4% growth was driven by the increase in our loans and advances to clients, net of provision for losses and financial assets at fair value through the income:

▪	Financial assets at fair value through other comprehensive income – the 11.4% increase between the 2022 and 2021 balances resulted from the increase in the portfolio of Brazilian public securities;
▪	Loans and advances to financial institutions, net of provision for losses – in 2022, the balance reached R$122,488 million, a growth of 46.8% compared to 2021, resulting from an increase of R$41,554 million in repo operations. In 2022, it included investments in repo operations given in guarantee, in the amount of R$64,877 million (R$43,869 million in 2021 and R$125,242 million in 2020);
▪	Loans and advances to clients, net of provision for losses – evolved 6.2% in the comparison between 2022 and 2021, highlighting the evolution of R$37.269 million in operations for Individuals: (i) R$16,184 million in credit cards; (ii) R$5,226 million in payroll-deductible loans; (iii) R$4,046 million in personal loan operations; (iv) R$3,128 million in vehicle financing; and (v) R$2,905 million in real estate financing. Operations with legal entities evolved R$12,200 million in the period, with emphasis on the operations in real estate financing with a growth of R$6,489 million.
▪	Securities, net of loss provision – in 2022, the balance increased by 18.3% compared to 2021, highlighting the growth of R$16,960 million in Brazilian public securities and R$15,832 million in securities issued by non-financial companies.

The analysis of our financial liabilities (resources of financial institutions, deposits from clients, bond issues, subordinated debt and technical provisions) are discussed in item 2.1.d (main sources of funding).

90 – Reference Form – 2022

2. Officers’ notes

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are below. They were prepared in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB).

									R$ million
Statements for the Consolidated Outcome	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 x 2021		2021 x 2020
							R$	%	R$	%
Interest and similar income	200,613	138,223	119,743	100.0	100.0	100.0	62,390	45.1	18,480	15.4
Interest and similar expenses	(131,311)	(55,121)	(48,576)	(65.5)	(39.9)	(40.6)	(76,190)	138.2	(6,545)	13.5
Net interest income	69,302	83,102	71,168	34.5	60.1	59.4	(13,800)	(16.6)	11,934	16.8
Fee and commission income	27,134	26,033	24,936	13.5	18.8	20.8	1,101	4.2	1,097	4.4
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	819	(11,273)	(18,586)	0.4	(8.2)	(15.5)	12,092	(107.3)	7,313	(39.3)
Net gains/(losses) on financial assets at fair value through other comprehensive income	2,664	(1,081)	(1,717)	1.3	(0.8)	(1.4)	3,745	(346.4)	636	(37.0)
Net gains/(losses) on foreign currency transactions	1,817	(426)	(1,011)	0.9	(0.3)	(0.8)	2,243	(526.5)	585	(57.9)
Net profit from insurance and pension plans	7,265	6,073	7,579	3.6	4.4	6.3	1,192	19.6	(1,506)	(19.9)
Other operating income	12,565	(6,706)	(13,736)	6.3	(4.9)	(11.5)	19,271	(287.4)	7,030	(51.2)
Expected loss on loans and advances	(26,366)	(9,358)	(18,712)	(13.1)	(6.8)	(15.6)	(17,008)	181.7	9,354	(50.0)
Expected loss on other financial assets	2,579	(256)	(833)	1.3	(0.2)	(0.7)	2,835	(1,107.4)	577	(69.3)
Personnel expenses	(21,683)	(20,014)	(18,965)	(10.8)	(14.5)	(15.8)	(1,669)	8.3	(1,049)	5.5
Other administrative expenses	(17,511)	(15,993)	(15,484)	(8.7)	(11.6)	(12.9)	(1,518)	9.5	(509)	3.3
Accumulated depreciation and amortization	(5,663)	(5,773)	(5,921)	(2.8)	(4.2)	(4.9)	110	(1.9)	148	(2.5)
Other operating income/(expenses)	(17,504)	(18,604)	(18,822)	(8.7)	(13.5)	(15.7)	1,100	(5.9)	218	(1.2)
Other operating expense	(86,147)	(69,998)	(78,738)	(42.9)	(50.6)	(65.8)	(16,149)	23.1	8,740	(11.1)
Income before income taxes and share of profit of associates and joint ventures	22,854	32,431	3,630	11.4	23.5	3.0	(9,577)	(29.5)	28,801	793.3
Share of profit of associates and joint ventures	1,356	422	445	0.7	0.3	0.4	934	221.3	(23)	(5.1)
Income before income taxes and non-controlling interests	24,210	32,852	4,075	12.1	23.8	3.4	(8,642)	(26.3)	28,777	706.1
Income taxes	(2,993)	(9,472)	11,959	(1.5)	(6.9)	10.0	6,479	(68)	(21,431)	(179.2)
Net income for the year	21,217	23,381	16,034	10.6	16.9	13.4	(2,164)	(9.3)	7,347	45.8
Attributable to shareholders:
Controlling shareholders	20,984	23,172	15,837	10.5	16.8	13.2	(2,188)	(9.4)	7,335	46.3
Non-controlling interest	234	208	197	0.1	0.2	0.2	26	12.5	11	5.5

Selected financial indexes

In millions of Reais, except percentages and per share information
	2022	2021	2020
Net income in IFRS (A)	21,217	23,381	16,034
Accounting pratices diferences (IFRS X BRGAAP) (A - B)	485	(513)	(1,409)
Net income in BRGAAP (B)	20,732	21,946	16,547
Average total assets (IFRS) (C)	1,759,072	1,653,320	1,523,208
Average equity attributable to controlling shareholders (IFRS) (D)	156,398	147,504	137,277
Net incomein IFRS as a percentage of average total assets (A / C)	1.2%	1.4%	1.1%
Net income in IFRS as a percentage of average equity attributable to controlling shareholders (A / D)	13.6%	15.9%	11.7%
Dividends payout ratio to net income (1)	17.4%	37.2%	30.0%

(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

91 – Reference Form – 2022

2. Officers’ notes

Next, we will comment on the main reasons that influenced our lines of results in the comparison of the last three years.

Net Interest Income

In 2022, our net interest income reduced 16.6% in comparison to 2021 influenced by the increase of interest expenses and similar, a reflection of the scenario of lower interest rates in 2022, with emphasis on lower costs with term deposits, technical insurance provisions, social security, resources for issuing securities and funds obtained on the open market.

In 2021, our net interest income increased 16.8% in comparison to 2020 influenced by the growth of interest expenses and similar, a reflection of the current scenario of higher interest rates, with emphasis on higher revenues with loans and advance payments to clients and financial institutions at fair value through the income and other comprehensive income.

Operating revenues

In 2022, the operating revenue amounted to R$12,565 million, showing significant growth. This growth was primarily driven by net gains from financial assets and liabilities at fair value through profit or loss. The line increased by R$12,092 million compared to the previous year, mainly due to improved results obtained from fixed-income securities, amounting to R$8,762 million, and gains from financial derivative instruments, reaching R$2,191 million in 2022 and R$762 million in 2021.

In 2021, our operating income improved by 51.2%. The negative result amounted to R$6,706 million, compared to a negative result of R$13,736 million in 2020. This impact is mainly attributed to our net losses in financial assets and liabilities at fair value through profit or loss, due to the results obtained with derivative instruments which went from a loss of R$19,188 million in 2020 to a gain of R$762 million in 2021, a reflection from future contracts, which includes the income and respective adjustment at market value from the hedge for the protection of assets and liabilities, denominated and/or indexed in foreign currency. This reduction was partially offset by the results obtained with fixed income, which increased from a gain of R$785 million in 2020 to a loss of R$9,957 million in 2021.

Operating expenses

In 2022, our operating expenses grew by 23.1% or R$16,149 million, mainly due to the expected loss of loans and advances that increased by R$17,008 million, impacted by the increase in the ALL in the period, reflecting the growth of the portfolio with higher risk operations, the conditions of the economic scenario, which influenced the credit cycle (mainly retail) and the increase in delinquency and also the impact of a specific client that was not provisioned.

In 2021, our operating expenses reduced R$8,740 million compared to 2020, a reduction caused by the expected loss of loans and advances of R$9,354 million, due to the strengthening of provision related to the adverse economic scenario that occurred in 2020.

Income tax and social contribution

In 2022, the variation of income tax and social contribution improved by 68.4% and is largely related to the lower collection of total burden of income tax and social contribution, in addition to the fiscal effect for interest on own equity.

In 2021, the variation of our income tax and social contribution is largely related to the growth of the income before income tax and social contribution (taxable base), as well as to the reduction of the effects of the exchange rate variation of assets and liabilities, derived from investments abroad, which increased from R$10,048 million in 2020 to R$443 million in 2021 (not taxable).

92 – Reference Form – 2022

2. Officers’ notes

2.2 – Financial and operating income

Officers must comment on:

a)	the results of operations of the issuer, in particular:

i) the description of any important components of revenue

									R$ million
Main Operating Income	2022	2021	2020	Vertical Analysis %			Horizontal Analysis
				2022	2021	2020	2022 x 2021		2021 x 2020
							R$	%	R$	%
Revenues from financial assets	192,374	135,110	117,711	60.7	56.2	55.2	57,264	42.4	17,399	14.8
Loans and advances to banks	17,154	9,043	6,802	5.4	3.8	3.2	8,111	89.7	2,241	32.9
Loans and advances to customers (1)	101,167	72,586	67,596	31.9	30.2	31.7	28,581	39.4	4,990	7.4
Financial assets:	74,053	53,481	43,313	23.4	22.2	20.3	20,572	38.5	10,168	23.5
At fair value through profit or loss	29,224	18,632	13,983	9.2	7.7	6.6	10,592	56.8	4,649	33.2
Fair value through other comprehensive income	29,302	17,975	13,632	9.3	7.5	6.4	11,327	63.0	4,343	31.9
At amortized cost	15,527	16,874	15,698	4.9	7.0	7.4	(1,347)	(8.0)	1,176	7.5
Compulsory deposits with the Central Bank	8,225	3,102	2,018	2.6	1.3	0.9	5,123	165.2	1,084	53.7
Other interest income	15	12	14	-	-	-	3	25.0	(2)	(14.3)
Interest income and similar	200,614	138,224	119,743	63.3	57.5	56.2	62,390	45.1	18,481	15.4
Premiums retained from insurance and pension plans	88,975	76,221	68,411	28.1	31.7	32.1	12,754	16.7	7,811	11.4
Fees and Commission income	27,134	26,033	24,936	8.6	10.8	11.7	1,101	4.2	1,097	4.4
Total Main Operating Income	316,723	240,478	213,090	100.0	100.0	100.0	76,245	31.7	27,388	12.9

(1) Consisting of Loan and Leasing Operations.

Revenues from financial assets account for 63.3% of the main operating revenues (57.5% in 2021 and 56.2% in 2020), a growth of 45.1% in the comparison to 2021, reflecting the higher revenues with loans and advances to clients and at fair value through the income.

The following are the main variations presented in the periods:

▪	Loans and advances to Financial Institutions – The increase of 89.7% was benefited by the average interest rate accrued from 8.5% in 2021 to 18.9% in 2022, which impacted the revenue in R$9,654 million, growth offset, partly, by the reduction of the average balance of assets, impacting our revenues by R$1,544 million. In relation to 2021 and 2020, the 32.9% increase was benefited by the average interest rate received, which impacted revenues by R$3,679 million. In the comparison between 2020 and 2019, revenues remained practically stable.
▪	Loans and Advances to Clients – The revenues, showed an increase of 39.4% in the comparison to 2021, benefited by the increase of the average rate of interest earned, which went from 13.0% in 2021 to 15.9% in 2022, impacting our revenues by R$17,148 million and the increase in the average balance of these assets, which went from R$557,244 million in 2021 to R$637,990 million in 2022, contributing to our revenues by R$11,432 million. In the comparison between 2021 and 2020, the 7.4% increase was driven by the increase in the average balance of these assets, from R$484,603 million in 2020 to R$557,244 million in 2021, contributing with R$9,667 million in our revenues, partially offset by a reduction in the average interest rate, with an impact on our revenues of R$4,677 million.
▪	At fair value through profit or loss – An increase of 56.8%, mainly reflecting the growth of the average interest rate earned rose from 6.5% in 2021 to 9.7% in 2022, which impacted our revenues by R$9,590 million. The average balance of these assets rose from R$286,972 million in 2021 to R$301,727 million in 2022, contributing with our revenues by R$1,003 million. In relation to 2021 the 33.2% increase was driven by the increase in the average balance of these assets, which increased from R$251,892 million in 2020 to R$286,972 million in 2021, contributing to our revenues by R$2,096 million, and by the increase in the average interest rate earned, increasing our revenues by R$2,552 million.
▪	At fair value through other comprehensive income – The revenues, showed a growth of 63.0% reflecting the growth of the average interest rate accrued from 8.4% in 2021 to 15.5% in 2022, which impacted revenue in R$13,508 million, which was offset, by the reduction of the average balance of assets, impacting our revenues by R$2,182 million. In 2021, the 31.9% increase was due to the

93 – Reference Form – 2022

2. Officers’ notes

average balance of these assets, which increased from R$180,176 million in 2020 to R$213,127 million in 2021, impacting our revenues by R$2,669 million, and the average interest rate earned impacted our revenues by R$1,674 million.

▪	Premium Withheld for Insurance and Pension Plans – The revenues increased by 16.7% compared to 2021, reflecting the higher revenues in the period in premiums issued, mainly in the products of the pension and health plan.

ii) factors that materially affected the operating income.

There were no factors that materially affected the operating income of the company in the last fiscal year, in addition to those described in items 2.1.h and 2.2.a.i.

b)  relevant revenue variations attributable to the introduction of new products and services, changes in volumes and prices, exchange rates, and inflation

No significant variations in revenues, as well as in our financial income, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal year ended December 31, 2022.

c)  relevant impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition to this, when the real devalues, we incur: (i) losses in our liabilities denominated in, or indexed to foreign currencies, such as: our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currencies, such as: our securities and loan and advance operations that are indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real devalues, we incur: (i) losses on assets denominated in/or indexed to foreign currencies; and (ii) gains in our liabilities denominated in/or indexed to foreign currency.

94 – Reference Form – 2022

2. Officers’ notes

2.3 – Officers must comment on changes in accounting practices

Officers must comment on:

a)	changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

The requirements of the Central Bank of Brazil and the CMN, introducing international accounting standards (IFRSs) in financial institutions, made these institutions prepare annual financial statements in the international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank of Brazil and the other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB – International Accounting Standards Board and translated into Portuguese by Ibracon – Instituto dos Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil).

In 2022, there were no changes in accounting practices.

In 2021, an extension of the practical guide on IFRS 16 – Leasing came into force, due to the Covid-19 pandemic. The Phase II of the Reform in interest rates, used as IBOR market references, also came into force. The following are the main aspects required for each standard:

• IFRS 16 – Leasing: this is a practical guide that allows lessees not to consider as an amendment to the contract those leases that they receive as concession, due to the Covid-19 pandemic. The Organization has opted not to use the extension of the practical record, consequently impacts were not produced.

Reform in the interest rates used as market references (IBOR) – Phase II. Impacts on the IFRS 4 – Insurance Contracts, IFRS 7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases, and IAS 39 – Financial Instruments: Recognition and Measurement. The main changes are: (i) permission to replace the effective rate of interest on financial instruments for a compatible fee, without derecognizing the operation, provided that it is a consequence of the reform; (ii) Recognition as a result of the ineffective portion of hedge accounting, due to the end of the exemptions provided for in Phase I of the project. These changes enter into force as from the fiscal years beginning on January 1, 2021. No impacts were identified on the Organization.

In 2020, the new Conceptual Framework came into force that provisions on the Conceptual Framework for Financial Report, a practical guide on IFRS 16 – Leases due to the Covid-19 pandemic, and Reform in the interest rates used as market references (IBOR – Interbank Offered Rate) that provisions on the amendment of certain provisions as a result of uncertainties arising from the project of reform of the IBOR. The following are the main aspects required for each standard:

•	Conceptual Framework: the new definition of assets and liabilities stands out, being active, “a present economic resource controlled by the entity as a result of past events” and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework came into force for fiscal years beginning on January 1, 2020. No material impacts have been identified on the Organization.
•	IFRS 16 – Leasing: this is a practical guide that allows lessees not to consider as an amendment to the contract, those leases that they receive as concession, due to the Covid-19 pandemic. The Organization has opted not to use the practical guide, consequently impacts were not produced.
•	Reform in the interest rates used as market references (IBOR – Interbank Offered Rate) – Phase I – Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – These are the changes in the rules stated, as a result of uncertainties arising from the project of reform of the IBOR that may impact the relations of hedge accounting. The amendments are designed to minimize these impacts. The changes are effective for fiscal years beginning on January 1, 2020. No impacts on the Organization were identified.

95 – Reference Form – 2022

2. Officers’ notes

Standards, amendments and interpretations of standards applicable to future

•	IFRS 17 – Insurance Contracts. Issued in May 2017, IFRS 17 – Insurance Contracts replaces IFRS 04 – Insurance Contracts and establishes changes in the measurement, recognition and disclosure of insurance contracts applying specific methodologies for each type of contract. The standard takes effect for annual periods beginning on or after January 1, 2023.

The Management evaluated the initial application of IFRS 17 in its consolidated financial statements and estimated an increase of R$0.6 billion (0.4%) in total equity on January 1, 2023 (reduction of R$1.3 billion on January 1, 2022). The net effect considering the reclassification of certain financial assets under IFRS 9 is an increase of R$1.8 billion in total equity as of January 1, 2023 (representing 1.1% in relation to the total equity as of January 1, 2023).

Contracts within the IFRS 17 scope. According to the standard, contracts that correspond to the definition of insurance contracts, including insurance and reinsurance contracts issued, reinsurance contracts assigned and investment contracts with discretionary participation issued by an insurer shall be measured in accordance with its rules. An insurance contract is one in which one party accepts significant insurance risk from another party. The insurance risk, as defined by the standard, is the risk, except the financial risk, transferred from the holder of a contract to the issuer. An investment contract with discretionary participation is a contract under which the holder receives an additional payment, the value or term of which is contractually at the discretion of the issuer. Investment contract with discretionary participation are not insurance contracts, but are within the scope of IFRS 17 if the entity also issues insurance contracts. The Organization evaluated all of its rights and obligations and considered under the rules the insurance contracts issued, the reinsurance contracts granted and the investment contracts with discretionary participation in its Life, Pension, Non-Life and Health portfolios to meet the definitions given above.

The standard also states that, after classifying the contracts within its scope, an entity should assess whether these contracts contain any embedded derivatives, distinct investment components, or a distinct non-insurance component. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policyholder can purchase a contract with equivalent terms and conditions in the same jurisdiction. A non-insurance-related good or service is distinct if the policyholder can benefit from the good or service alone or in conjunction with other readily available resources for the policyholder. The Organization evaluated the contracts in the scope of IFRS 17 and concluded that there are no components to be separated since; (i) the investment component present in Life and Pension agreements is strongly interrelated with the insurance contract and (ii) non-insurance goods and services are not distinct since their cash flows are strongly associated with the insurance component and the company provides a significant service in integrating the good or non-security services with the insurance contract.

The following is a summary of the company’s products that are under the scope of IFRS 17:

•	The Life portfolio will be divided into three groups: Life portfolios Short-Term Risk, Life Long-term Risk and Life Capitalization.
o	The Life Short-Term Risk portfolio includes a wide variety of products with coverage of mortality, disability and morbidity risks with a maximum duration of three years.
o	The Life Long-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of insured persons or has a duration of more than three years.
o	The Life Capitalization portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the policyholder.
•	The Social Security Portfolio will be divided into three groups: Pension with Defined Benefit, Traditional Pension and PGBL/VGBL.

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o	The Defined Benefits Pension portfolio covers products that guarantee a defined future payment when the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the policyholder.
o	The Traditional Pension portfolio covers products that guarantee a minimum interest rate and monetary update both in the deferral period and in the payment of income. The duration of this portfolio is associated with the life expectancy of the policyholder.
o	The PGBL/VGBL portfolio includes products that guarantee interest rate and monetary update only in the period of income payment. The duration of this portfolio is associated with the life expectancy of the policyholder.
•	The Health portfolio will be divided into two groups: Health and Dental Health.
o	The Health portfolio considers products with complete health coverage. These products may be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of insured persons and collective products have a maximum duration of two years.
o	The Dental Health portfolio includes only products with dental health coverage. These products may be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of insured persons and collective products have a maximum duration of three years.
•	The Non-Life portfolio will be divided into two groups: Long-Term Non-Life and Short-Term Non-Life.
o	The Long-term Non-Life portfolio includes two products: (i) consortium insurance and (ii) housing insurance.
o	The Short-term Non-Life portfolio includes all other Non-Life insurance products, such as (but not limited to): vehicle, residential, equipment, and civil liability.

Aggregation level

For measurement purposes, IFRS 17 requires insurance contracts to be aggregated based on similar risks that are managed together, which must be segregated by vintages (i.e., by year of issue) and then divided into three categories: contract groups that are costly in initial recognition, contract groups that, in initial recognition, have no significant possibility of becoming costly in the future a group of remaining contracts in the portfolio, if any. Each contract under the scope of the standard has been evaluated and classified according to these definitions; the main differences in relation to IFRS 4 are the separation of contracts by vintages and the separation of non-onerous and onerous contracts with losses arising from onerous contracts recognized immediately in the results.

Contract limits

According to IFRS 17, cash flows are within the boundary of the insurance contract if they arise from substantive rights and obligations that exist during the reporting period under which the entity can require the policyholder to pay premiums or the entity can be obliged to provide insurance coverage to the policyholder. For contracts with discretionary participation features, cash flows are within the boundary of the contract if they arise from the entity's substantive obligation to deliver cash at a present or future date. The Organization evaluated the contractual limits of its contracts under the normative and for (i) insurance contracts issued, (ii) profit-sharing investment contracts and (iii) reinsurance contracts held and did not identify significant changes in relation to what was applied from the perspective of IFRS 4.

Measurement

To measure the liability for the remaining coverage of its insurance contracts, the Organization plans to apply the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA), and the Premium Allocation Approach (PAA), as detailed below.

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Under the General Measurement Model (GMM/BBA), issued insurance contracts are initially measured as the total of: (i) estimated future cash flows, adjusted for the time value of money and a non-financial risk adjustment, and (ii) the contractual service margin (CSM). The Organization intends to apply the general model to the following portfolios: Long-Term Risk Life, Capitalization Life, Defined Benefit Pension, Traditional Pension, Individual Health, Individual Dental Health, and Long-Term Non-Life.

As a variation of the general model, the Variable Fee Approach (VFA) follows the same principles but differs in the subsequent measurement of the CSM. The VFA is applied to direct participation contracts that are substantially investment-related service contracts. Additionally, for these types of contracts, the liability to policyholders is linked to underlying items. “Underlying items” are defined as "Items that determine some of the amounts that an insurer will pay under an insurance contract". Underlying items may include any items; for example, a reference portfolio of assets, the entity's net assets, or a specified subset of the entity's net assets. The Organization will apply this methodology to the PGBL/VGBL portfolio.

In addition to the general model and VFA, IFRS 17 provides the Premium Allocation Approach (PAA) as a simplified measurement approach. This simplified model is applicable to contracts with a coverage period of one year or less, and contracts for which the Organization reasonably expects that the resulting measurement will not differ materially from that under the general measurement model. The Organization intends to apply the simplified model to the Short-Term Risk Life, Group Health, Group Dental Health, and Short-Term Non-Life portfolios, as these portfolios have coverage periods equal to or less than one year or have undergone an adherence test performed by the Organization to verify if the liability value measured by the simplified model is equal or similar to the liability value measured by the General Measurement Model (BBA). This premium allocation model is similar to the measurement model applied in IFRS 4.

The Organization does not issue reinsurance contracts; however, it has ceded contracts to reinsurers and will apply the Premium Allocation Approach (PAA) to measure the ceded reinsurance contracts, as they have a duration of one year or less.

The Organization will measure the liabilities for incurred claims using an estimate of the cash flows to be fulfilled, discounted to present value.

The main differences from the current measurement to the new one will be: (1) for the GMM and VFA portfolio, the requirement to consider the expected value of future flows in the remaining coverage period, an adjustment to the risk, identify the contractual margin of insurance and also segregate costly contracts in the Financial Statements, (2) for all portfolios, the new measurement of liability for claims occurring using the present value of an estimated cash flow is the new measurement and (3) the rights and obligations arising from a contract under IFRS17 will be recorded in two groups: remaining coverage and loss occurred, thus, amounts that are currently registered as assets as direct acquisition costs, the premiums to be received will be considered within the other components of the contract.

Discount rate

The discount rate is the rate used to reflect the time value of money for future cash flows. It can be constructed using one of two methodologies: Top-Down or Bottom-Up. In the Top-Down methodology, the discount rate is derived from the Internal Rate of Return (IRR) of a portfolio of assets. In the Bottom-Up methodology, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. The liquidity risk reflects the compensation an investor would require for the liquidity differences between an insurance contract, considering redemption options, and a reference asset.

The discount rate used by the Organization to discount cash flows from all products follows the Bottom-Up approach. There were no significant changes in the rates in relation to the rates used in IFRS 4, because, in the periods analyzed, the liquidity risk was not significant due to the redemption options available to the clients.

The Organization has also defined, as required by the normative, that the effect of changes in discount rates will be allocated directly to its other comprehensive results.

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Risk Adjustment (RA)

The Risk Adjustment (RA) is the adjustment made by the Organization to the estimate of the present value of future cash flows to reflect the compensation it would require to bear the risk of uncertainty in the value and timing of cash flows arising from non-financial risks. The Organization has defined that for the Life and Pension, Non-Life, and Dental Health portfolios, the cost of capital methodology will be used to calculate the RA, and for the Health portfolio, the confidence level methodology will be used.

The cost of capital methodology is constructed based on multiplying the risk capital that the insurance obligation will require within its limits by a cost of capital. The risk capital that the insurance obligation will require within its limits is obtained through an approximation methodology that multiplies the current risk capital by the duration of the insurance cash flows. The cost of capital is the minimum return that shareholders will require from a portfolio and is obtained through the Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on recalculating the contract's cash flows in a defined stress scenario. In this case, the risk adjustment will be the difference between the insurance cash flows in the defined stress scenario and the insurance cash flow in the base scenario.

The RA concept is a new concept introduced by IFRS 17 as part of the measurement of liabilities of insurance contracts, so the totality of its effect on these liabilities represents a change in relation to IFRS 4.

Allocation of Contractual Service Margin (CSM)

The contractual service margin for each group of insurance contracts is recognized in the income statement in each period to reflect the insurance services provided. The amount of contractual service margin recognized in each period is determined by identifying the coverage units, allocating the contractual service margin at the end of the period (before recognizing any income statement entries to reflect services provided in that period) equally to each coverage unit provided in the current period and expected to be provided in the future, and recognizing in the income statement the amount allocated to the coverage units provided in the period.

For groups of contracts measured under the General Measurement Model (GMM) and the Variable Fee Approach (VFA), the allocation of Contractual Service Margin is calculated throughout the life of the group of contracts to systematically reflect the transfer of insurance and/or investment benefits under the contract.

The Organization exercised judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract services provided for each group of contracts and, therefore, the coverage units. The bases for determining the value of coverage units provided for each product for the allocation of CSM were determined based on outputs (being outputs, the sum of projected claims, commissions, operational and administrative expenses).

This is a significant change brought by IFRS 17, since the CSM concept was not applicable in IFRS 4 as previously applied by the Organization.

Transition

The impacts resulting from the adoption of IFRS 17 must be recognized retrospectively, based on the full retrospective approach, unless impracticable, in which case the modified retrospective approach or fair value approach can be used. However, if the entity does not have reasonable and supportable information to measure the contracts under the modified retrospective approach, it should use the fair value approach.

The Organization has determined that the full retrospective approach will be adopted for insurance contracts measured under the Premium Allocation Approach (PAA).

For contracts measured under the General Measurement Model (GMM), the Organization has determined to use the fair value transition approach for contract cohorts in the following portfolios: Life Capitalization, Defined Benefit Retirement, Traditional Retirement, and Long-Term Non-Life – Housing issued through 2017; for Individual Health and Long-Term Non-Life – Consortium portfolios issued until 2018; for Long-Term Risk Life portfolios until 2019, and for Individual Dental Health portfolios until 2020. The complete retrospective transition approach will be used for contract cohorts issued after those dates. For contracts

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2. Officers’ notes

measured using the Variable Fee Approach (VFA), the fair value transition approach is used for cohorts issued until 2019, and the complete retrospective transition approach is used for contract cohorts issued after this date. The decision to use the fair value approach was based on the unavailability of information at the necessary granularity for the use of the complete retrospective transition approach in these portfolios.

Under the fair value approach, the contractual service margin at the transition date represents the difference between the fair value determined by the Organization and the fulfillment cash flows, which are a risk-adjusted, explicit, unbiased, and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfills the contracts.

Presentation and disclosure

IFRS 17 requires new disclosures on the values recognized in the financial statements, including detailed contractual reconciliations, effects of new recognized contracts, as well as disclosures about significant judgments made in its application. There are also extended disclosures about the nature and extent of risks in insurance, reinsurance and investment contracts with discretionary participation characteristics. Overall, IFRS 17 requires a more granular level of disclosures, bringing greater transparency to assess the effects of insurance contracts on financial statements when compared to IFRS 4.

Asset Redesignation

According to the standard, a company can reassess the current designation of its assets measured in accordance with IFRS 9, at the initial application date of IFRS 17, if these assets are related to insurance contracts within the scope of IFRS 17. This redesignation is based on a change in the business model of the asset obtained through the Principal and Interest Test to protect the company from the financial effects of this new standard.

The Organization evaluated the effects of IFRS 17, particularly those related to changes in the discount rate applied, and reassessed its related asset business model. The reassessment results from a reclassification of the business model among assets used to protect the Life and Pension and Health portfolios. In this reclassification, the Organization decreased the value of assets measured at Amortized Cost and increased the value of assets measured at Fair Value through Other Comprehensive Income. The main reason for this reclassification is the change in the methodology for valuing insurance liabilities, which now aligns their discounts with market rates.

•	Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures, so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with advance application allowed. There are no impacts resulting from the application of this regulation.
•	Additionally, the changes to IAS 1 issued in October 2022, aim to improve the information disclosed on non-current debt with covenants, so that users of the Financial Statements understand the risk of such debts being settled in advance. In them, amendments were also included, aimed at addressing some concerns raised by users of the Financial Statements, due to the application of the amendments on the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes take effect from January 1, 2024. The Organization is in the process of assessing the impacts.
•	Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with advance application allowed. There are no impacts resulting from the application of this regulation.
•	Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption

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2. Officers’ notes

applies to leasing operations and closing obligations, for example. With the amendments, the entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The amendments take effect for annual periods beginning on or after January 1, 2023. The Organization has identified that the changes will impact, in a non-relevant way, only the balance sheet accounts, without impact on the results. Amendments to the IFRS 16 – Leases. The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for an asset sale and leases that same asset back (leaseback) after the transaction's initial date. In short, the seller-lessee shall not recognize any gain or loss regarding the right of use retained by them. The amendments take effect for annual periods beginning on or after January 1, 2024. The Organization is in the process of assessing the impacts.

•	Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in BR GAAP (Cosif) compared to the standards of the IASB (IFRS):
1)	Business combinations

On January 1, 2022, CMN Resolution 4,817 came into effect, which deals, among other aspects, with business combinations for financial institutions. For acquisitions made up to December 31, 2021, only the assets and liabilities recorded in the opening balance sheet of the acquired entity were recognized by the acquiring entity, and the goodwill or negative goodwill calculated on acquisitions corresponds to the difference between the amount paid by the acquiring entity and the carrying amount of assets and liabilities recorded in the acquired entity. Shares or debt issued as payment for the acquisition of entities are recorded at their issue values on the date of the business combination. As of January 1, 2022, in the acquisition of equity interest involving independent parties, the identifiable assets and assumed liabilities of the acquired entity will be recognized at their fair value, as provided for in the international standard.

For acquisitions that occurred after September 1, 2008, the Organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of the determination of its recoverable amount, as required by IAS 36 – Impairment.

2)  Classification of financial assets

In BR GAAP only the securities are classified in categories and these are determined according to the intention of the Management and financial capacity of the Organization.

For purposes of the IFRS, all of the financial assets are classified in categories and these are based both on the business model for the management of these assets, and on the characteristics of their contractual cash flows.

3)  Deferral of financial service fees and direct costs

In BR GAAP, the Organization recognizes in the result, at the time of origination, the fee that was charged for financial services and the portion of the direct costs related to certain financial assets, mainly loans and advances to clients. Direct costs, related to commissions paid to retailers and resellers, are recorded in the caption “Other assets – Prepaid expenses” and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs that related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loans and advances to clients.

4)  Impairment loss from loans and advances to clients

In BR GAAP, the provision for doubtful accounts is established on the basis of the analysis of risks of the realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the CMN Resolution No. 2,682/99, which consider certain regulatory parameters.

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2. Officers’ notes

For IFRS purposes, the provision for credit losses is composed considering the expected loss, in accordance with IFRS 9.

5)  Income tax and social contribution deferred on IFRS adjustments

Income tax and social contribution deferred were accounted for on the differences calculated between the income by the BR GAAP standard and the IFRS standard.

6)  Complementary reserve for coverage

SUSEP’s Circular No. 543/16 allows the use of the mark-to-market effects of assets given in guarantee classified as held to maturity (assets that are used as the base of calculation of the financial surplus) to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (TAP). This event does not occur for IFRS 4.

7)  Leasing

In accordance with the accounting practices adopted by Brazilian banks, such as lessees, the payments of leasing are recorded as expenses by the regime of competence.

For purposes of IFRS, the guidelines of IFRS 16 must be observed, which establish that at the beginning of a lease agreement a liability should be recognized by the present value of the payments of leasing (liabilities of the leasing) and an asset representing the right to use the active object during the term of the leasing (an asset of right of use). The expenses with interest on the leasing liability and expenses of depreciation of the asset of right of use should be recognized separately in the result.

b)	modified opinions and emphasis present in the auditor’s report

There were no caveats and no emphasis in the independent auditors’ report.

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2. Officers’ notes

2.4 – Events with significant effects (occurred and expected) on financial statements

Officers should comment on significant effects eventually caused or expected to be caused by the following events on the issuer’s financial statements and results:

a) introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b) creation, acquisition or sale of equity interest

– Banco Digio: On February 25, 2022, Bradesco announced to its shareholders, clients, and the general market that through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), it had completed the acquisition of a 49.99% equity stake in Banco Digio. For the acquisition, Bradescard Elo paid a total amount of R$645 million, thereby indirectly holding 100% of Digio's share capital.

Bradesco obtained approval for the acquisition of Digio from the Administrative Council for Economic Defense (CADE) on November 24, 2021, and from the Central Bank of Brazil (BACEN) on February 4, 2022.

This transaction aligns with Bradesco's strategy of investing in digital companies, diversifying its operations, and reaching various audiences with different business models.

Below, we present the preliminary composition of the acquisition amount and goodwill in the acquisition of shares, as provisionally determined:

R$ thousand
Payment to Kartra (parent company of Banco Digio)	645,060
Total cost of acquisition	645,060
- Fair value of net assets purchased (provisional value)	288,007
- Goodwill on the acquisition of shares (1)	357,053

In the period from February to December 2022, Digio contributed with revenues of R$31,772 thousand and a loss of R$177,873 thousand. If the acquisition had occurred in January 2022, there would be no material impacts on the Organization's revenue and consolidated profit.

An independent specialized company was hired to prepare the purchase price allocation study (PPA), establishing the initial allocation of fair value of the acquired assets and assumed liabilities of Kartra and its subsidiaries, as well as the measurement of the fair value of the interest held prior to the date of this acquisition.

The preliminary values for the acquired assets and liabilities as of the acquisition date on February 25, 2022, are presented below.

R$ thousand
As of February 25, 2022
Assets
Cash and cash equivalents	41,614
Financial instruments	3,044,628
Tax credits	398,493
Property, plant, and equipment	2,043
Intangible assets	237,251
Other assets	363,787
Total assets	4,087,816

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2. Officers’ notes

R$ thousand
As of February 25, 2022
Liabilities
Deposits and other financial instruments	3,268,274
Provisions	34,702
Deferred taxes	32,587
Other liabilities	176,124
Total liabilities	3,511,687
Fair value of net assets acquired (provisional value)	576,129
Fair value of net assets acquired (provisional value) – 49.99%	288,007

– BV DTVM: On February 28, 2023, Bradesco communicated to its shareholders, clients and the market in general that, after compliance with the previous conditions, on this date it concluded the transaction with Banco Votorantim S.A., for the formation of an independent investment manager, which will have its own brand, to be defined.

In the transaction, Bradesco, through one of its indirect subsidiaries, acquired 51% of BV DTVM S.A., paying the amount for the acquisition of R$209,215 thousand initially calculating a goodwill of R$140,185 thousand. An independent specialized firm has been contracted to perform a purchase price allocation ("PPA") study, establishing the initial allocation of fair value for the acquired assets and assumed liabilities of BV DTVM, as well as the measurement of the fair value of the interest held before the acquisition date. The final allocation may undergo changes and refinements until the study is completed, which is estimated to take up to 12 months from the date of the respective acquisition.

In this way, we demonstrate below the consolidated assets and liabilities of the acquired company:

R$ thousand
As per February 28, 2023
Assets
Cash and cash equivalents	766
Financial instruments	369,112
Property, plant, and equipment	6,895
Intangible assets	32,102
Depreciation and amortization	(25,195)
Other assets	631
Total assets	384,311

R$ thousand
As per February 28, 2023
Liabilities
Other liabilities	248,958
Total liabilities	248,958
Shareholders' Equity (1)	135,353
Total liabilities and shareholders’ equity	384,311
(1)	Balance eliminated with the investment.

The Company will have autonomy in the management of resources, and will focus on structured and liquid funds with high added value. In the private banking segment, the offer of own and third-party products, local and international, will be expanded.

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2. Officers’ notes

c) Unusual events or operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 2.1.a and 2.1.h, which caused or which are expected to cause significant impacts on their results.

2.5 – If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before tax), the issuer must inform:

a) inform the value of non-accounting measurements

Not applicable.

b) make the reconciliations between the values disclosed and the values of the audited financial statements

Not applicable.

c) explain why it understands that such a measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

Not applicable.

2.6 – Subsequent events to the latest financial statements

After December 31, 2022, a client in the wholesale segment had a significant increase in their credit risk, resulting in an increase in the provision of the expected loss. The financial statements of the Organization were adjusted, with an increase in provision of R$4,851 million. The net impact of tax effects was R$2,668 million.

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2. Officers’ notes

2.7 – Officers must comment on the destination of the corporate income

(R$ thousand)		Income Allocation
		2022	2021	2020
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company’s bylaws may create reserves based on the following specific conditions:

- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserve – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the Net Income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the Bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of Net Income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to the Withholding of Profits (R$ thousand)	Net Income for the Year	20,732,172	21,945,688	16,546,577
	Legal Reserve	1,036,608	1,097,285	827,328
	Statutory Reserves	9,523,402	11,608,314	10,171,278
	Gross Interest on Own Capital	10,172,162	7,240,089	5,547,971
	Dividends	-	2,000,000	-

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2. Officers’ notes

B) Rules on Dividends and/or Interest on Own Capital payouts

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco’s Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter “b” of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends and/or Interest on Own Capital

The Re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco’s depositor shareholders, registered in the Bradesco Corretora, either individuals or legal entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of Dividends and/or Interest on Own Capital payouts

Bradesco has distributed Dividends and/or Interest on Own Capital (from January 1, 1996 with the advent of Law No. 9,249/95) on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim Dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).

They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).

Dividends and/or Interest on Own Capital Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

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2. Officers’ notes

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.
E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted	The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015 and publicly available on the site of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of Dividends and/or Interest on Own Capital on a monthly basis.

2.8 – Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)  assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii. future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iii. construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

iv. contracts for future receipts of financing;

There are no relevant items that are not evidenced in the financial statements.

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2. Officers’ notes

b)  other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 40 (items not recorded on the balance sheet), which is part of the Company’s financial statements and are shown in the table below:

			R$ million
	2022	2021	2020
Commitments to extend credit (1)	318,282	309,104	254,897
Sureties and Guarantees (2)	97,961	83,467	80,237
Letters of credit for imports	794	1,233	1,057
Total	417,037	393,804	336,191

(1) Includes credit card, personal loans, real estate financing, guaranteed account, and overdraw limits to be cleared; and

(2) Refers to the provided guarantees, which are mostly carried out with Corporate clients.

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments

The contracts are subject to the same credit evaluations as in other loan operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to client credit evaluation by the Management.

The letters of credit are undertakings which are issued to guarantee the performance of a client to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

2.9 – Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 2.8, officers must comment on:

a)  how such items are likely to alter or change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer

As described in item 2.8, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b)  nature and purpose of the operation

Information disclosed in item 2.8.

c)  nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 2.8.

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2. Officers’ notes

2.10 – Business plan

Officers must indicate and comment the main elements of the issuer’s business plan, exploring specifically the following topics:

a)	investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;

As a necessary condition for the continued growth, our expenditures on Information Technology (IT) include system development, processing equipment, software, and essential items to streamline our operations, aiming to increase productivity, accessibility, and cost efficiency. These expenditures encompass both internal systems and systems that directly impact our clients.

Below, we present the total IT expenses for the past three years:

			R$ millon
	2022	2021	2020
Information Technology (IT)	9,748	7,127	5,905

b)  provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)  new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant services, individually.

d) opportunities included in the issuer’s business plan related to ESG issues

Financial institutions play a key role in promoting sustainable development through their ability to pave a path towards a more sustainable economy by earmarking funding to activities and sectors that generate a positive impact and supporting the transition to business models that have less of a negative impact, as well as advising clients on social and environmental risks and opportunities.

Sustainability is one of the pillars of Bradesco's strategy, reinforcing its purpose of creating opportunities for people's fulfillment and the sustainable development of businesses and society.

We continuously strive to improve our management of sustainability factors, with the update of our strategy being essential to quickly reflect the changes happening in our environment. Therefore, at the beginning of 2022, considering the main challenges and global trends on the agenda, we revised our Sustainability Strategic Planning to intensify our actions on topics that require transformation in our businesses. As a result, we defined three main pillars to promote a change agenda: Financial Citizenship, Climate Agenda, and Sustainable Business.

Under the pillar of Sustainable Business, our objective is to drive positive impact businesses that promote socio-environmental development. As part of this strategic pillar, in 2021, we announced the goal of directing R$250 billion by 2025 to sectors and assets with positive socio-environmental impact. This goal considers credit granting for activities classified as positive contribution, following an internal methodology based on Febraban's Taxonomy, socio-environmental focused financial products and services for individuals and businesses, as well as advising on the structuring of credit and debt solutions linked to ESG criteria.

By December 2022, R$172.7 billion, representing 69% of the total resources allocated to this goal, had already been directed. This achievement is the result of the efforts made by the teams responsible for

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2. Officers’ notes

promoting the goal in collaboration with the Commercial team, coupled with the growing demand for credit related to these sectors and the increased dynamism of the Investment Banking Area.

As part of our commitment to sustainable business, we also highlight the launch of our first Climate Bond in 2020, a Financial Note for raising funds to be directed towards the transition. In early 2022, we issued our first international Sustainability Bond, and by December 2022, we had already allocated 100% of the US$500 million raised. The allocation of resources followed the requirements of Bradesco's Sustainable Finance Framework, with verification and opinions from Sustainalytics, focusing on eligibility criteria related to renewable energy, water resource management, and inclusive finance.

It is also worth noting our commitment to the Net Zero Banking Alliance, under the Unep-FI, which aims to achieve net-zero carbon emissions in our credit and investment portfolios by 2050, supporting and raising awareness among our clients for the transition to a greener and more inclusive economy.

To learn more about our Sustainability and Sustainable Business strategy, visit our website at bradescosustentabilidade.com.br.

2.11 – Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

As mentioned in the course of the document, due to recent events involving a specific Large Corporate client, the Management reassessed the inherent risks and, in prudentially, provisioned 100% of the operation, impacting the income of 4Q22/2022.

The conflict between Russia and Ukraine has caused the United States government, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia besides threatening with additional sanctions and controls. These measures have impacted energy, oil and other commodities prices and have consequently caused instability and volatility in the economies and markets in general. These conditions can affect the global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and so far no relevant direct impacts have been identified.

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3. Projections

3. Projections

3.1 – Disclosed projections and assumptions

The words “believes”, “may”, “could”, “should”, “seeks”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, “potential” and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information that is linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute any guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those that were provided for in its estimates, on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond Bradesco’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

a)  Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Expanded Loan Portfolio	Accumulated variation observed in 12 months.
Net Interest Income (1)	Expected growth percentage for the year.
Fee and Commission Income	Expected growth percentage for the year.
Operating Expenses (2) (Personnel + Administrative Expenses + Other Operating Expenses)	Expected growth percentage for the year.
Income from Insurance, Pension and Capitalization Bond Operations	Expected growth percentage for the year.
Expanded ALL(3)	Expenses expected in the year.
(1)	As of 2023, is considers the indicator “Net Interest Income”, which includes Client NII and Market NII;
(2)	Administrative and personnel expenses will increase in line with inflation; and
(3)	Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets.

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3. Projections

b)	Projected period and expiration of the projections

At Bradesco, projections indicate the expected values for the current year. When disclosing the results of each period (last quarter of each year), the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)	Projection assumptions

Assumptions that can be influenced by the Management for 2023

•	The Guidance includes contractual adjustments and the adequacy of costs that are pursuant to the business growth and strategy the investment plan of the Organization;
•	Changing in Bradesco’s service network (Expansion/Retraction);
•	The estimates do not include new partnerships or takeovers; and
•	Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2023

•	Maintenance of the basic fundamentals of the current Macroeconomic Policy;
•	Change in the world scenario;
•	Alteration of the Selic interest rate by COPOM to control inflation;
•	Evolution of the loan market;
•	Liquidity conditions that change the demand for credit; and
•	Regulatory changes which affect banking administration.
d)	Values of the indicators object of the forecast
Indicators	Projection	Observed
	2023	2022	2021	2020
Expanded Loan Portfolio	6.5% to 9.5%	9.8%	18.3%	10.3%
Net Interest Income (1) Client NII	7% to 11%	3.8% 22.0%	1.3% 6.5%	7.4% 5.1%
Fee and Commission Income	2% to 6%	4.7%	4.1%	-2.6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	9% to 13% (2)	4.7%	1.1%	-5.3%
Income from Insurance, Pension and Capitalization Bond Operations	6% to 10%	28.9%	-5.5%	-18.1%
Expanded ALL	R$36.5 to R$39.5 bi	R$32.3 bi R$27.4 bi (3)	R$15.0 bi	R$25.8 bi
(1)	From 2023, it considers the indicator for the Total Net Interest Income, which includes the Client NII and the Market NII;
(2)	Administrative and personnel expenses grow in line with inflation; and
(3)	It disregards the impact of a Large Corporate client.

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3. Projections

3.2 – Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank of Brazil.

a)  Changes or replacement of projections

As of 2020, the “Net Interest Income” indicator will be analyzed as “Client NII”.

b)  Projections concerning past periods – Forecast x Realized

In accordance with the CVM Resolution No. 80, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2022, 2021 and 2020.

Projections for 2022

Indicators	Observed	Estimated
Expanded Loan Portfolio	9.8%	10% to 14%
Net Interest Income	22.0%	18% to 22%
Fee and Commission Income	4.7%	4% to 8%
Operational Expenses (Personnel and Administrative Expenses)	4.7%	1% to 5%
Income from Insurance, Pension and Capitalization Bond Operations	28.9%	18% to 23%
Expanded ALL	R$32.3 bi R$27.4 bi (1)	R$25.5 bi to R$27.5 bi

(1) Disregards the impact of a Large Corporate client.

Reasons for deviations in the projections:

•	Result of Insurance, Pension and Capitalization Operations – Improvement in operational performance, favored the growth of Insurance, Pension and Capitalization operations.
•	Expanded ALL – We considered an ALL for 100% of the risk of a Large Corporate client in December 2022, we remained above the guidance, disregarding the impact of this client, we would be at the top of the range estimated for the year.

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3. Projections

Projections for 2021

Indicators	Observed	Estimated
Expanded Loan Portfolio	18.3%	14.5% to 16.5%
Net Interest Income	6.5%	2% to 6%
Fee and Commission Income	4.1%	2% to 6%
Operational Expenses (Personnel and Administrative Expenses)	1.1%	-5% to -1%
Income from Insurance, Pension and Capitalization Bond Operations	-5.5%	-10% to 0%
Expanded ALL	R$15.0 bi	R$13.0 bi to R$16.0 bi

Reasons for deviations in the projections:

•	Expanded Loan Portfolio – Increase in virtually all products (for Individuals and Legal Entities), with a highlight to the credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, guaranteed account and CDC, which rose above two digits.
•	Net Interest Income – Strong increase in the average volume of operations, and higher average rate of margin with clients, both due to the higher result of the spread-sensitive liabilities margin and the improvement in spreads and product mix in credit operations.
•	Operational Expenses – Main effects occurred due to the collective bargaining agreement as of September 2021, higher than original expectations, in addition to greater investments in digital initiatives in the Organization.

Projections for 2020

Due to the uncertainties caused by the Covid-19 pandemic, Bradesco’s Management opted to suspend the disclosure of projections to the market for the year 2020 (Material Fact released on April 30, 2020).

In addition, in item 3.1 of this Reference Form, we inform the performance observed in each of the indicators for the year 2020.

c)	Projections relating to ongoing periods

The projections were disclosed for the ongoing period, which were informed in item 3.1 of this Reference Form.

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4. Risk factors

4. Risk factors

4.1 – Description of risk factors in descending order of relevance

Below are the main risk factors that Bradesco considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)  to the issuer

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the current Covid-19 pandemic, which had a significant impact on our 2020 and 2021 results.

The outbreak of contagious diseases, such as the outbreak of Covid-19 on a global scale, which began in December 2019 and was declared a pandemic by the World Health Organization on March 11, 2020, may affect investment decisions and result in sporadic volatility in international and/or Brazilian markets. Such outbreaks may result and have resulted (in the case of Covid-19), at different levels, in the adoption of governmental and private measures, including restrictions, in whole or in part, on the movement and transport of people, goods and services and, consequently, the closure of public establishments and offices, interruptions in the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

In addition, governments have been acting on a global scale with greater intervention in their economies, including through regulations and availability of resources, in response to the economic situation resulting from the advance of the Covid-19 pandemic.

The outbreak of epidemics, natural disasters and other catastrophes can have, or, in the case of the Covid-19 pandemic, have had, a significant negative effect on the world and Brazilian economy, and include or may include:

• Reduction of the level of economic activity;

• Currency devaluation and volatility;

• Increase in fiscal deficit and decrease in the Federal Government’s capacity of investing and making payments and hiring services or purchasing goods;

• Decrease of available liquidity in the international and/or Brazilian market; and

• Delays in judicial, arbitral and/or administrative proceedings, especially in cases that are not electronic.

The occurrence of such events and their duration may have a materially adverse effect on the global and/or Brazilian economy and impact the liquidity and market value of our preferred shares and common shares; they may also result in: long-range socioeconomic impacts, including a possible drop in revenue in Brazil and an increase in demand for public spending in key sectors, a scenario in which legislative amendments can be used to impose, even temporarily, a more costly tax treatment of our commercial activities, which can adversely affect our business and operating income.

As of the date of this report, we cannot guarantee the duration, future impacts, or measures related to the Covid-19 pandemic or other communicable diseases, nor the accuracy of our assessment of the actual

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4. Risk factors

and potential impacts or the extent of losses resulting from the Covid-19 pandemic or other communicable diseases. This may impact our operations and financial situation. In addition, our operations can be negatively impacted by the emergence of new strains of the coronavirus and setbacks in the implementation of vaccination programs or necessary measures to contain other communicable diseases.

Furthermore, we cannot guarantee that other regional and/or global outbreaks may not occur and, if they occur, we cannot guarantee that we will be able to take the necessary steps to avoid a negative impact on our business and financial income.

Adverse conditions in the credit and capital global markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital global markets have generally decreased liquidity, with increased costs of funding for financial institutions. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements for sales (repo operations), which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant, affecting the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian government, the cost of these transactions can increase, making this source of funding inefficient for us.

If the market decreases, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private, based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated and reduced level of regulation. It should be noted that major technology companies “bigtechs” are also strong competitors, seeking to invest in online payment systems and financial transactions tools by means of various types of applications. In addition, we note that the implementation of Open Banking in Brazil may further intensify this competition through the possibility of sharing information between institutions.

This competitive environment combined with the accelerated process of digital innovation observed in the sector may impact our speed of adaptation to this ecosystem and consequently the performance of certain lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares.

We may experience increases in our level of non-performing loans as our loans and advances portfolio becomes more seasoned.

Our portfolio of loans and advances to clients experienced growth in 2022. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of non-performing loans are normally higher among our Individual clients than our Corporate clients.

Our delinquency ratio, which is defined as the total loans overdue for over ninety days in relation to the total loans and advances portfolio, increased to 4.3% as of December 31, 2022, compared to 2.8% as of December 31, 2021. This growth is related to increased delinquency in the mass-market segment (individuals

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4. Risk factors

and legal entities) due to the inflationary environment and rising interest rates. It is also impacted by the provision for a Large Corporate client.

However, adverse economic conditions and a rapid growth rate for our loans and advances to clients may result in increases in our impairment of loans and advances and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decrease significantly Due to the volatility of financial markets, investments can vary over short periods. As of December 31, 2022, investments classified under the "fair value through profit or loss" category and the "fair value through other comprehensive income" category represented 28.8% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations.

Eventually, investment prices in financial assets, which are supported by models, may not predict some more sharp fluctuations in market movements, so that the profitability of these operations is likely to, at certain times, cause negative effects on our operating income, despite the fact that they reflect our investment policies, asset and liability management and appetite for risks.

Our trading activities and derivatives transactions may produce material financial losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the short term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates. However, these investments and transactions may also expose us to the possibility of significant financial losses in the future, since they are subject to fluctuations in value.

A failure or breach of our or our suppliers' operational, security or technology infrastructure and systems could temporarily interrupt our business and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. However, any unavailability of infrastructure, software, or telecommunications networks can impact the processing of transactions performed by our clients, which can lead to financial losses, regulatory fines, penalties, interventions, reimbursements, and other damage-related costs. These factors can have an adverse material effect on our business, reputation and operating income.

Furthermore, due to the nature of our operations, the wide range of products and services we offer, the significant volume of activities and transactions carried out, and the global context of digital transformation where there is an increasing integration between platforms, the growing use of cloud computing, the intensification of relationships with external technology providers, and the extensive use of internet solutions and connectivity, the technological environment is exposed to various types of risks, whether they arise from internal or external factors. We face additional risks related to:

• the need for continuous redesign and evolution of our information technology architecture and applications;

• need to upgrade and integrate legacy systems with emerging technology models in a timely manner;

• the increasing dependence of service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks beyond our control environment;

• the broad use of internet solutions and connectivity; and

• the growing difficulty in attracting and retaining IT specialized personnel in a competitive market.

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4. Risk factors

Considering the use of new technologies, the increasing reliance on the internet, and the ever-evolving and sophisticated nature of cyberattacks, it is not possible to predict all the means that will be employed by malicious individuals or organizations, which could impact our ability to effectively anticipate and/or prevent cyberattacks. Any of these events or any new factors can cause disruptions, increased costs, delays in information processing, and/or losses in the transmission of essential data, which can affect our business, reputation, and operational and financial conditions.

We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC, Regulation 2016/679 (UE) and General Data Protection Regulation (GDPR).

The impact of this law has been significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD required structural changes in our customer relationship, business partners, service providers and employees, and in virtually all internal areas of Brazilian companies. The LGPD (General Data Protection Law), enacted on December 28, 2018, is fully in effect, along with the National Data Protection Authority (ANPD), a public administration body responsible for safeguarding, implementing, and overseeing compliance with the LGPD. The ANPD has had the full authority to apply sanctions since the publication of Resolution CD/ANPD No. 4/23 on February 27, 2023. Additionally, the National Council for Personal Data Protection and Privacy, created by a provisional measure converted into Law No. 13,583/2019, also plays a role in data protection and privacy matters.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and a pillar of the technology and processes to establish data protection for our clients. These changes have strengthened the resilience of our systems, our structure for identifying and detecting threats, and our response and recovery procedures in case of cyberattacks.

However, possible failures or attacks on our systems and processes of prevention and/or detection and/or correction in the fight against fraud and in providing information security, and the consequent non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares.

Failure to adequately protect us from cyber security risks can affect us materially and adversely.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. While we have procedures and controls to protect our information technology systems and platforms, we are subject to cyber security risks that can affect us materially and adversely in the event of failures to adequately protect our assets and people.

Like other large corporations, we are heavily dependent on technology and information, which exposes us to internal and external events that can affect the availability of our information technology systems and infrastructure. These events can also occur in our third-party service providers, who are part of our supply chain and have the potential to adversely affect our business and activities.

Risks that can directly or indirectly impact us or our third-party service providers include, but are not limited to: penetration of information technology systems and platforms by malicious individuals; infiltration of malware such as computers with viruses into our systems; intentional or accidental contamination of our networks and systems or those of our third-party service providers that we exchange data with, unauthorized

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4. Risk factors

access to confidential client data, and/or organization data, and cyberattacks that may cause service degradation and/or outage that can result in business losses.

Cyber security and its risks are addressed at the highest strategic level within our Organization. The possibility of loss, theft or alteration of data processed and stored by us or our third-party service providers was considered an aggravating factor in our risk analysis due to the potential exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in our information technology environment and our third-party service providers (i.e., ransomware).

Our Corporate Security Department performs a prior and periodical analysis in the control environment of third-party providers. New contracts and/or renewal of relevant services regarding data processing and storage and cloud computing contain specific cyber security clauses for the protection of information, even after termination of the contract.

Brazilian regulatory agencies have also intensified regulation, including through LGPD, CVM Instruction No. 35/21, as amended, and CMN Resolution No. 4,893/21, enhancing controls, policies, and requirements regarding cloud services.

LGPD imposes large fines in the event of data leakage in the event of non-compliance with the LGPD terms and conditions. As a result, any failure to protect personal information can adversely affect us, our operating income, and our financial condition and reputation. Although we have procedures and controls to protect personal information in our possession, unauthorized disclosures or security breaches may subject us to legal actions and administrative sanctions, as well as damages that may have material and adverse effect on our operating income, financial condition, prospects and reputation. In addition, we may be required to report events related to cyber security issues, events where client information may be compromised, unauthorized access, and other security breaches to the relevant regulatory authority.

In 2022, we experienced a significant security incident involving our subsidiary Banco Bradesco Financiamentos (BBF), which offers specialized solutions for the sale of payroll loans and vehicle financing. During the incident response and forensic analysis, it was identified that unauthorized access to some data from a portion of the BBF client vehicle financing contracts database occurred through the exploitation of a systemic vulnerability. All necessary measures were taken to address the incident, and communication was made to the affected clients and the relevant authorities (Central Bank of Brazil and ANPD – National Data Protection Agency).

Although, any failures to adequately protect us against cyber security risks can affect us materially and adversely.

The Brazilian Supreme Court (STF) and the Superior Court of Justice (STJ) is currently deciding cases related to inflationary adjustments during periods of hyperinflation in Brazil, which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by their Members. According to the associations representing the savings account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the savings account holders for the non-adjustment of those amounts.

The STF decided that the ruling of class actions proposed by associations questioning inflationary readjustments only benefits consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are checking account holders and that had suffered losses related to inflationary purges, irrespective of whether those losses were associated with the association, plaintiff of the class action).

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In a related sentence, the Brazilian Supreme Court of Justice (STJ) decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch’s attorney (Advocacia Geral da União or AGU) and the intervention of the Central Bank of Brazil, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims, establishing a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). On March 11, 2020, the signatories to the Collective Bargaining Agreement agreed to an amendment extending the agreement for a further 60 months. The amendment was taken to the Supreme Court for approval, and its extension was approved by the plenary of the court, on May 29, 2020, for a period of 30 months (renewable for a further 30 months), from March 12, 2020, to adhere to the terms of the agreement by means of a digital platform specially created for this purpose. As this is a voluntary settlement, which does not oblige the savings account holder to join, we are unable to predict how many savings account holders will accede to it.

The STF is deciding on cases related to inflationary purges, which may raise our costs and cause losses. This may negatively affect our financial condition, the result of our operations and the market value of our shares.

We may incur losses associated with counterparty risk exposures.

We face the possibility that a derivative counterparty will be unable to honor its contractual obligations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of default by counterparties is higher.

Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and the expected results of operations.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral provided, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant period, thereby potentially adversely affecting our financial condition and results of our operations.

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We may incur losses due to impairments on goodwill from acquired businesses.

We record the value of goodwill in investment acquisitions, which represents the difference between the fair value of the consideration paid and the fair value of the acquired assets and assumed liabilities. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (Unidades Geradoras de Caixa or UGC) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the Cash-Generating Units to determine the presence of indicators of impairment of these assets. However, given the inherent uncertainty regarding future cash flow projections, we cannot guarantee that impairment will not be recognized in the future, which could negatively impact our operating income, financial condition, and market value of our shares.

We may be subject to negative consequences in the event of an adverse conclusion in the judicial process arising from Operação Zelotes (“Zealots Operation”).

In the context of the Zealotes Operation, an investigation into alleged improper conduct by members of the Administrative Council for Tax Appeals (CARF), a criminal case was filed against two former members of our Board of Executive Officers and received by the 10th Federal Court of the Judicial Section of the Federal District. The trial court acquitted the two former members of our Board of Executive Officers, and so far, the Public Prosecutor's Office has not appealed this decision.

Although we are not a party to this case, any developments in the Zealotes Operation and other on-going investigations or investigations that may be initiated in the future, any consequent events and the possibility of new accusations may negatively affect our reputation and our financial condition.

Financial institutions, such as us, may be subject to legal proceedings arising from certain actions by third parties related to anticorruption, money laundering and terrorism financing (AMLTF).

We are subject to Brazilian anti-corruption legislation and of prevention of money laundering and terrorist financing (AMLTF), and legislation with a similar focus of other countries where we have branches and operations, as well as other anti-corruption and AMLTF laws and transnational regulatory regimes. These laws require the adoption of integrity procedures to mitigate the risk that (i) anyone acting on our behalf may give undue advantage to the public agent to gain benefits of any nature; and (ii) or officers, employees, and third parties may use financial systems inappropriately for any actions related to AMLTF. Legislation of transnational scope, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian law, oblige us, among other things, to maintain policies and procedures aimed at preventing any illegal or improper activities related to AMLTF and corruption of governmental entities and officials in order to ensure any commercial advantage, and they require us to maintain accurate records and a system of internal controls to ensure the accuracy of our records and avoid illegal activities. Despite our efforts, we cannot guarantee that such measures will be sufficient to fully prevent or detect illegal or improper activities.

If our policies and procedures to prevent bribery, AMLTF and other corrupt practices are not able to prevent voluntary or inadvertent actions by our executives, employees or third parties representing corruption, government regulatory agencies to which we are accountable have the power and authority to impose fines and other penalties.

Involvement in these actions, a risk inherent in the activities of financial institutions, may result in negative publicity for us, and any adverse decision in an administrative or judicial process may adversely affect our financial situation, operating income, and the market value of our shares and ADSs. In addition, the perception or allegation that we, our employees, our affiliates or other people or entities associated with us have engaged in any improper conduct, even if unfounded, may cause significant damage to the reputation and other adverse effects.

In 2019, as part of Operation Câmbio Desligo (“Operation Over and Out”), a follow on from Operação Lava Jato (“Operation Car Wash”), two of our former managers were investigated and indicted by the Public Prosecutor’s Office for alleged involvement in the opening and maintenance of checking accounts for companies with irregularities. We subsequently conducted a thorough internal investigation and adopted the

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required governance measures as well as making ourselves available to the authorities to contribute to the verification of the facts. No lawsuits have been initiated against us as of March 31, 2023.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of issuers based in Brazil. Crises in other emerging market countries may diminish investor interest in securities of issuers based in Brazil, including ours, which could adversely affect the market price of our shares.

Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Such events increase investor concerns regarding the U.S. or international financial systems, which can affect commercial financing terms. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets. A significant decline in available funding could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have a material adverse effect on our liquidity.

b)  its shareholders, especially the controlling shareholders

A majority of our common shares are held, directly and indirectly, by one shareholder and our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

As of March 10, 2023, the Fundação Bradesco held a total ownership stake of 30.53% in our company, comprising 8.59% of direct ownership and 21.94% of indirect ownership. Under the terms of Fundação Bradesco’s bylaws, members of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Managing Board has no other members.

Our Board of Directors has 11 members, four of which are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria included in Law No. 6,404/76, in the regulation issued by the CVM (Brazilian Corporate Law). Brazilian Corporate Law states that only individuals may be appointed to a company’s Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors, however, to exercise good corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our Board members (excluding independent board members) are affiliated with the Fundação Bradesco, and decisions regarding our acquisition policy, divestments, financing, or other transactions may be made by the Fundação Bradesco and our Board of Directors that could be contrary to the interests of our other investors, including shareholders and ADS holders, and that may have a negative impact on the interests of our shareholders and ADS holders.

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If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share and common share may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred shares and common shares, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred shares and common shares, may decrease significantly.

Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred shares will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, which we refer to as Brazilian Corporate Law) and our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in limited circumstances. As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

c)  its subsidiaries and associated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 17% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion into pension income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity, pandemics such as the Covid-19 pandemic, which can have a systemic effect on the business (particularly insurance products), or related and economic effects (other insurance products), among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of our operations.

We are liable for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on our financial condition and results of operations, as we remain responsible to our policyholders.

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d)  its managers

We may suffer losses due to employee misconduct.

Our business is exposed to risk from potential non-compliance with our policies, including our Code of Ethical Conduct, and related behaviors and employee misconduct such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm. It is not always possible to deter employee misconduct, despite all the precautions we take to prevent and detect this activity. Employee misconduct could have a material adverse effect on our business, financial condition, operating income, prospects and reputation.

e)  to its suppliers

Eventual need for financial support for related entities, whether due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not part of our group (Prudential Conglomerate) and our investment fund-related activities, we may have to provide financial support to these entities if they encounter financial difficulties, equity imbalances, reduction in financial income or insufficient net assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation that occurs in the entities in which we invest.

Due to the complexity of some of our services, we may be dependent on supplier/partner relationships or encounter difficulty in replacing some suppliers/partners. We are also subject to operational risks that are beyond our control and may impact negatively on our operations and make the delivery of products and services to our clients more difficult. Possible interruptions in the provision of our services and difficulties in substituting certain suppliers/partners or other issues beyond our control arising from third party companies may adversely affect our reputation, operating income, financial conditions, result of our operations and/or market value of our shares.

f) to its clients

We consider a risk relating to “the clients” as a risk related to the “issuer”, as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures”.

g)  economic sectors in which the issuer operates

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Investing in emerging market countries like Brazil brings economic risks. Economic volatility in Latin America and other emerging markets have been caused by many different factors, including high interest rates, changes in currency value, high inflation levels, exchange rate controls, wage and price controls, changes in economic or fiscal policies, imposition of trade barriers and internal security issues. Any of these factors can adversely affect the value of our shares.

Abrupt changes in monetary or fiscal policies, which are not justified by changes in the economic scenario, can generate uncertainties about economic policy, leading to the deterioration of expectations, amplifying the volatility and negatively impacting the prices of domestic assets. In this sense, actions and signs of economic policy that are credible and transparent tend to maintain macroeconomic volatility at low levels.

Historically, the Brazilian’s political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad. Uncertainties about the economic policies, especially fiscal, can generate negative impacts on the prices of domestic assets, such as the depreciation of the currency, elevation of long rates of interest and stock exchange volatility. Furthermore, uncertainties regarding the economic policies that the Brazilian government

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may adopt can influence the market's perception of the risk of foreign investment in Brazil, which, in turn, can adversely affect the market value of our shares.

In addition, legislative changes can have an adverse impact on our operations and performance, including any changes in the tax legislation. Changes in tax-related laws and regulations, and their interpretations, can affect the tax burden by increasing tax rates and taxes, creating new taxes, limiting tax deductions, and eliminating tax incentives and untaxed income. Plus, tax authorities or courts may interpret tax regulations differently from ours, which may result in tax disputes, associated costs and fines. Such legislative changes can have an adverse impact on our business, financial situation and operating income.

Uncertainty regarding the economic and fiscal policies and the legal framework could harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a reflection of the global crisis, the Brazilian real started to weaken in mid-2011, a trend which continued until mid-2016. After a brief period of stable exchange rates, the real was once again devalued against the U.S. dollar, which was intensified in 2020 and 2021 because of the increased global aversion to risk, due to the Covid-19 pandemic. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

If the Brazilian currency devalues or depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and earning gains on our monetary assets denominated in or indexed to foreign currencies, since liabilities and assets are converted into reais. Consequently, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our financial income and the market value of our shares, even if the value of the liabilities has not changed in their original currency. In addition, our credit operations depend significantly on our ability to match the cost of funds indexed to the U.S. dollar with the rates charged to our clients. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract clients on these terms or to charge rates pegged to the U.S. dollar.

The Brazilian currency recovered part of the losses of previous years in the first months of 2022, mainly because of the increase in domestic interest rates and international commodity prices. However, in the second quarter of 2022, there was a significant depreciation in the real/US dollar exchange rate due to the deterioration of the fiscal debate and the approval of PEC 1/2022, which created a series of new expenses by the Brazilian government. Starting in 2023, the real/US dollar exchange rate has been fluctuating around US$5.25.

On the other hand, if the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our liabilities denominated in or indexed to foreign currencies, as liabilities and assets are converted into reais. Therefore, if our monetary assets denominated or indexed to foreign currencies significantly exceed our liabilities denominated or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency could be materially and adversely affect our financial income, even if the value of monetary assets has not changed in their original currency.

Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

The economic impacts of the Covid-19 pandemic created the conditions available for the Central Bank of Brazil to reduce the basic interest rate to its lowest level in history in 2020, leveraging other actions of stimulus, tax and credit. This movement was possible due to a combination of risks, including severe recession, anchoring of inflation expectations and adoption of monetary stimulus, in Brazil and in the world, in view of the

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expectations of an unprecedented crisis. The SELIC (Special System for Settlement and Custody) rate, which closed 2019 at 4.5%, was reduced to 2.0% in August 2020.

This process of reducing the SELIC to the lowest historical level was influenced by the high level of inactivity in the goods and labor markets, despite the initial strong exchange rate depreciation between April and May 2020, reflecting the risk aversion of investors in the most recent critical period of the Covid-19 pandemic. We have no control over the basic interest rates established by the Central Bank of Brazil or the frequency with which they are adjusted.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that have resulted in interest rates in Brazil being among the highest in the world. The Central Bank of Brazil establishes the basic interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. In recent years, there has been significant volatility in the Brazilian official basic interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 20, 2020. On December 31, 2021, the SELIC rate was 9.25%. Subsequently, the rate gradually increased to 13.75%, where it remains until the date of this annual report.

Increases in the basic SELIC interest rate, set by the Monetary Policy Committee (COPOM), may have an adverse effect on us, reducing the demand for our credit and increasing our funding costs, internal debt expenses and the risk of default by clients. Reductions in the SELIC rate may also have an adverse effect on us, reducing the interest income we earn on our interest-earning assets and reducing our revenues and margins.

Our investments in debt securities issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government’s ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of our operations, which may affect the market value of our shares.

The persistently high inflation can affect our revenues and our ability to access foreign financial markets.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have had significant negative effects on the Brazilian economy and have contributed to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The current economic policy in Brazil is based on a monetary regime in which the Central Bank of Brazil operates to ensure that actual inflation is in line with a pre-established target, publicly announced. However, inflation rates reached 5.79% in 2022, 10.06% in 2021 and 4.5% in 2020, as measured by the Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo or IPCA).

Inflation and government measures to combat inflation, together with speculation about possible future government measures, have had and should continue to have significant negative effects on the Brazilian economy, including greater volatility in the Brazilian securities market. Moreover, measures to control inflation have often included maintaining a restrictive monetary policy with high interest rates, restricting credit availability and limiting economic growth. On the other hand, such policies may be unable to prevent increases in the rate of inflation. Moreover, the absence of such policies may trigger increases in the rate of inflation and thus negatively affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our clients to offset the effects of inflation on our cost structure, which can adversely affect us and our operating income.

The shocks to inflation and the strong recovery in demand throughout 2021 led the Central Bank of Brazil to initiate a monetary tightening process, resulting in an increase in the SELIC rate, which stood at

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13.75% as of March 31, 2023. Inflation in Brazil has shown signs of gradual decompression, which, according to our forecasts, is expected to prompt the Central Bank of Brazil to initiate an interest rate cut process by the end of 2023.

These effects of persistent high inflation and policies to contain it may affect our costs and net interest income. If investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets as counter-inflationary public policies may have an adverse effect on our business, financial condition, results of operations and the market price of our shares.

h)	regulation of sectors in which the issuer operates

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit/reserve requirements;
•	investment limitations in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked credit transactions, such as housing loans and rural loans;
•	accounting and statistical requirements concerning our operations;
•	mandatory provisioning policies for regulatory reporting purposes.
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. The regulations issued by the Central Bank of Brazil do not go through the legislative process, so they can be enacted and implemented in a very short period of time, which could impact our operations.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and
•	while another portion is paid at the Selic rate or rate of remuneration of the savings account.

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Rules related to compulsory deposits have been changed from time to time by the Central Bank of Brazil.

Our compulsory reserves for demand deposits, savings deposits, time deposits, and additional compulsory reserves amounted to R$93 billion on December 31, 2022. The compulsory reserve requirement has been utilized by the Central Bank of Brazil as a means to control liquidity as part of monetary policy in the past, and we have no control over these impositions. Any increase in the compulsory reserve requirements may diminish our ability to extend loans and engage in other investments, consequently having a negative impact on our financial condition and results of operations.

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our clients are subject. Such reforms include changes in the rate of assessments and, occasionally, the enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing loans and advances portfolio.

In times of constantly changing fiscal trends, with increased public spending and public debt increasing as a proportion of GDP, interest rates may rise at a pace higher than expected, hampering loan expansion and increasing volatility. Moreover, the risk of changes in taxes and fiscal assessments may materialize as the government may target taxation towards certain sectors, such as the financial markets, with negative impacts on the results and investments of businesses operating in the segment.

Furthermore, in February 2023, the STF issued a decision recognizing that final judgments regarding a specific taxpayer cannot prevail over subsequent decisions issued by the STF that apply to all taxpayers. As of the date of this annual report, the aforementioned decision does not have any impact on us.

We cannot guarantee that the Brazilian government will not implement a tax reform or changes in applicable laws and regulations, changing the tax system to which we are currently subject, as well as that any tax incentives will be maintained or renewed in favorable conditions for us. If these changes, directly or indirectly, increase the tax burden due to us, our gross margin may decrease and, consequently, may adversely impact our business and operating income.

The Congress is currently discussing a proposal for tax reform in Brazil, which includes, among other matters, the taxation of dividend distribution and the elimination of interest on own capital, for example. The approval of this tax reform could result in an increase in the tax burden and directly impact our results and business operations.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling is pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (STF), in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts have been made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them have been implemented nor confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

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4. Risk factors

With the enactment of Law No. 10,406/02 (or the Civil Code), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the SELIC rate, which was 13.75% p.a. as of the date of this report; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (Brazilian Tax Code), which is the default interest rate due when taxes are not paid on time.

The majority of our revenues, expenses, assets, and liabilities are directly linked to interest rates. Therefore, the imposition of a limitation or cap on loan interest rates can significantly and adversely affect our operating income and financial condition, our loan portfolios, our cost of funding, and our loan-related revenue.

i) foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)	social issues

There is no declared risk factor.

k)	environmental issues

Large projects carried out by clients, funded by us, can generate socioenvironmental impacts that could adversely affect the results and our reputation.

We promote loan and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused. Consequently, depending on the magnitude of the socioenvironmental impact, this client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of our operations and the market value of our shares.

l)	climate issues, including physical and transition risks

Climate change can have adverse effects on our business.

The risks associated with climate change are gaining increasing social, regulatory, economic, and political relevance, both nationally and internationally. New regulations related to climate change can affect our operations and business strategy, leading us to incorporate financial costs arising from physical climate risks and risks arising from the transition to a low-carbon economy.

Physical climate risks are related to the projection that the global climate will continue to worsen, resulting in an increase in the severity and frequency of chronic and acute weather events. These events can impact the global economy, resulting in significant changes in asset prices and sector profitability. Damage to borrowers' properties and operations can impair asset values and credit quality, leading to higher defaults, write-offs, and impairment charges in our portfolios. Additionally, our facilities and resilience can also suffer physical damage from climate events, which may result in increased costs for us.

Regarding transition risks, we recognize that economic changes towards a low-carbon future are necessary. Therefore, the global market may face significant and rapid developments in market dynamics, technologies, legal and regulatory risks that can impact our business. Additionally, we expect to face increased scrutiny of the businesses we conduct by regulators, investors, civil society, and the public.

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4. Risk factors

The effects of physical and transition risks can also lead to losses for our clients, affecting the profitability of companies as well as their ability to repay loans. Therefore, if we do not adequately incorporate the risks associated with climate change into our risk framework to adequately measure, manage, and disclose the various financial and operational risks that may result from these climate changes, or if we do not adapt our strategy and business model to a changing regulatory and market environment, we may face significant adverse impacts on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and compliance levels.

m)	other issues not covered in the previous items:

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition, and operating income may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations may be adopted, or existing standards, notably those related to data protection and copyright, may be interpreted in new ways that affect the operation of our platform and the way we use artificial intelligence and machine learning technology, including in relation to loan granting, given legislative discussions on the right to contestability, explainability, and review of decisions obtained through the use of artificial intelligence systems, which may undermine the trade secret nature of our credit model. Additionally, the cost of complying with such laws or regulations may be significant and increase our operating expenses, which may adversely affect our business, financial condition, and operating income.

We may be unable to collect payments due from payroll-deductible loans.

A portion of our revenue is derived from payroll-deductible loans, where loan payments from our clients are deducted directly from their pensions, private retirement plans, or other income. Our ability to make payroll deductions is governed by various federal, state, and local laws and/or regulations that establish limits on such deductions and require certain licenses issued by public entities and agreements with private sector employers. The enactment of any new law, regulation, or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in the prohibition or restriction of our ability to make these direct deductions, may increase the risk profile of our loan portfolio, resulting in a higher percentage of loan-related losses.

Our ability to receive payments due from personal loans paid directly from payroll or pension benefits also depends on the effectiveness and validity of agreements we enter into with public sector entities, including the National Institute of Social Security (Instituto Nacional de Seguridade Social – INSS), and employers in the public and/or private sector, as well as on the permanence in employment or beneficiary status of borrowers.

A portion of our portfolios consists of loans with direct payroll deduction, including the consigned card model, which is a credit card where monthly invoices are deducted from the borrower's paycheck (only expenses within the consignable margin, while the remainder is billed separately). Repayments are deducted directly from the pensions, annuities, or salaries of the borrowers and may be interrupted if the borrower (retiree, pensioner, employee, or public or private sector employee) loses their job, if other deductions such as alimony take priority over the loan, or if the borrower passes away. In the event of the borrower's termination or the employer's departure, loan repayment may solely rely on the borrower's financial capacity. There is no guarantee that we will be able to recover the loan amounts under these circumstances.

Our consigned loans are also exposed to risks associated with the employer or beneficiary. Any events that impact employee payments, such as the employer's financial situation or failures and changes in internal controls, can delay, reduce, or prevent income deductions from employees, thereby resulting in losses in our consigned credit portfolio, which can have adverse effects on us.

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4. Risk factors

4.2 – Indicate the five (5) main risk factors, among those listed in field 4.1, regardless of the category in which they are inserted

1.	We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

2.	Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares.

3.	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

4.	Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

5.	The persistently high inflation can affect our revenues and our ability to access foreign financial markets.

4.3 – Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate risks and interest rates

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

The proposals for risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the characteristics of the business, which are segregated into the following Portfolios:

•   Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the portfolio itself, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, attainment of benefits from effective or expected price variation, or for arbitration; and

•   Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), and Sensitivity Analysis, in addition to the Results Management and Financial Exposure limits. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio

The risks of the Trading Portfolio are mainly controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and extreme economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Organization is positioned.

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4. Risk factors

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gamma-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank of Brazil, i.e., they are not included in the calculation of market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are mainly made from the Economic Value of Equity (EVE) and Net Interest Income (NII) variation methodologies, which measures the economic impact on the positions and the impact in the Organization’s income respectively, according to the scenarios drawn up by the Economic area of the Organization. These scenarios seek to determine positive and negative movements that may occur in the curves of interest rates and, consequently, affect the applications and funding of the Organization.

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Net Interest Income, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined study for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis.

VaR Internal Model – Trading Portfolio

The Trading Portfolio VaR for the 1-day horizon and net of tax effects of 2021 was lower than it was at the end of 2020, mainly due to the decrease of the exposure in Sovereign/Eurobonds and Treasuries.

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4. Risk factors

			R$ million
Risk Factors	2022	2021	2020
Fixed rates	1	2	5
IPCA (Consumer Price Index - Broad) / IGP-M (General Market Price Index)	4	2	4
Foreign Currencies	2	1	5
Equities	4	-	2
Sovereign/Eurobonds and Treasuries	2	3	7
Other	1	3	-
Correlation/diversification effect	(8)	(7)	(12)
VaR at end year	6	4	12

Average VaR in the year	9	19	39
Minimum VaR in the year	5	3	8
Maximum VaR in the year	16	45	105

Note: VaR for the 1-day horizon and net of tax effects.

The “Other” risk factor includes investment funds, commodities, non-linear instruments and the negative goodwill of the public security (LFT).

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). It is important to highlight that to measure all of the options portfolio’s risk factors, the risk models of historical simulation and the Delta-Gamma-Vega are applied, whereby the most conservative of the two prevails, which is the risk of options added to the VaR of the Portfolio. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (the highest between ten days and the horizon of the portfolio) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1)	In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil; and
(2)	The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank of Brazil, is adopted.

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4. Risk factors

						R$ million
Risk Factors	2022		2021		2020
	VaR	Stressed VaR	VaR	Stressed VaR	VaR	Stressed VaR
Interest Rate	14	43	10	18	33	43
Exchange Rate	55	46	27	32	28	28
Price of Goods (Commodities)	2	4	1	-	-	-
Stock Prices	8	8	1	1	9	8
Correlation/diversification effect	(17)	(31)	(8)	(11)	(26)	(26)
VaR at end year	63	70	31	41	44	54

Average VaR in the year	47	79	64	116	117	118
Minimum VaR in the year	33	41	16	27	25	33
Maximum VaR in the year	83	192	163	277	351	251

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$118 million in 2022 (2021 – R$197 million), where the estimated maximum loss would be R$265 million (2021 – R$390 million).
			R$ million
	2022	2021	2020
At end of the year	78	66	90
Average in the year	118	197	188
Minimum in the year	53	66	56
Maximum in the year	265	390	380

Note: Net amounts of tax effects.

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4. Risk factors

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2022			2021			2020
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(7)	(2,730)	(5,582)	(14)	(3,643)	(7,039)	(12)	(1,553)	(2,974)
Price indexes	Exposure subject to variations in price index coupon rates.	(20)	(2,290)	(4,152)	(26)	(3,143)	(5,586)	(27)	(2,227)	(4,031)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(1)	(135)	(259)	(1)	(71)	(139)	(2)	(72)	(142)
Foreign Currency	Exposure subject to exchange rate variations.	8	211	422	(6)	(138)	(277)	(2)	(66)	(131)
Equities	Exposure subject to variation in stock prices.	(33)	(825)	(1,651)	(21)	(525)	(1,051)	(43)	(1,084)	(2,168)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	1	(47)	(94)	(2)	(71)	(141)	(1)	(14)	(28)
Other	Exposure not classified in other definitions.	(0)	(1)	(3)	-	(3)	(6)	-	(1)	(1)
Total without correlation		(52)	(5,819)	(11,319)	(70)	(7,594)	(14,238)	(89)	(5,017)	(9,476)

(1) Amounts net of tax effects.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2022			2021			2020
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(0)	(21)	(41)	-	(72)	(138)	-	(12)	(23)
Price indexes	Exposure subject to variations in price index coupon rates.	(3)	(52)	(111)	(2)	(58)	(115)	(2)	(42)	(84)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(0)	(0)	(1)	-	-	-	-	(3)	(6)
Foreign Currency	Exposure subject to exchange rate variations.	1	20	40	-	(9)	(19)	(2)	(40)	(80)
Equities	Exposure subject to variation in stock prices.	(0)	(3)	(7)	-	(1)	(2)	-	(9)	(18)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	0	4	8	-	(3)	(6)	-	(12)	(23)
Total without correlation		(3)	(53)	(113)	(4)	(147)	(285)	(4)	(118)	(235)

(1) Amounts net of tax effects.

The sensitivity analysis of the financial exposures (Trading and Banking Portfolios) of the Organization were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪	Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and a 1.0% variation on prices. For example: for a Real/U.S. dollar exchange rate

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4. Risk factors

of R$5.29 a scenario of R$5.34 was used, while for a 1-year fixed interest rate of 13.41%, a 13.42% scenario was applied;

▪	Scenario 2: 25.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$5.29 a scenario of R$6.61 was used, while for a 1-year fixed interest rate of 13.41%, a 16.76% scenario was applied. The scenarios for other risk factors also accounted for 25.0% of stresses in the respective curves or prices; and
▪	Scenario 3: 50.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$5.29 a scenario of R$7.94 was used, while for a 1-year fixed interest rate of 13.41%, a 20.12% scenario was applied. The scenarios for other risk factors also account for 50.0% of stresses in the respective curves or prices.

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4. Risk factors

4.4 – Judicial, administrative or arbitral proceedings in which the issuer or its subsidiaries are a part of, discriminating between labor, tax, civil, environmental and others

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the processes that have values, assets or rights involved, above the materiality of R$721 million, which represents 0.5% of the Reference Equity of the issuer (R$144,283 million). It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

Judicial Proceeding:	16327.720937/2019-71
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$4,783,861,871.45
f. principal facts	Administrative Proceeding: IRPJ and CSLL deficiency note, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, restoring the tax loss and negative base of the CSLl consumed in previous entries already canceled by the CARF, and the negative base of the CSLL of 2015. There was a mandatory review. Awaiting trial of the mandatory and voluntary review by the CARF.
g. summary of on the merits decisions given	Challenge deferred in part by the DRJ.
h. proceeding status	Awaiting judgement of the voluntary appeal from CARF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

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4. Risk factors

Judicial Proceeding:	Tax Execution No. 6016-63.2015.4.03.6130
a. court	Federal
b. jurisdiction	STJ
c. date brought	December 14, 2011
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$4,618,147,054.15
f. principal facts	Judicial Proceeding: Tax execution No. 6016-63.2015.4.03.6130, of collection of values monitored in the Administrative Proceeding No. 16327.000190/2011-83 – Disallowance of COFINS loan compensations resulting from the success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation – Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on December 14, 2011 the company was notified of the court order ruling that, wrongly, it had rejected the compensations performed.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceeding of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000. The tax credit is guaranteed by a bond of the full amount of the debt, offered in the tax enforcement proceeding No. 0006016-63.2015.4.03.6130.
g. summary of on the merits decisions given	Unfavorable decision in the administrative sphere. The discussion continues in the judicial sphere.
h. proceeding status	The outcome of the Embargoes to the Tax Enforcement 0007715-89.2015.4.03.6130.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	16327.720939/2019-60
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Judgment Office - DRJ
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil's Federal Revenue Service) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$4,396,345,323.94
f. principal facts	Administrative Proceeding: IRPJ and CSLL deficiency note, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, determining the appropriation of the sum of R$246,613.56 of the negative balance of the IRPJ of 2015, reducing the value of the notification. There was no mandatory review. Awaiting trial of the voluntary appeal by the CARF.
g. summary of on the merits decisions given	Challenge deferred in part by the DRJ.
h. proceeding status	Awaiting judgement of the voluntary appeal from CARF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

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4. Risk factors

Judicial Proceeding:	Writ of Mandamus 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 2nd Judicial District
c. date brought	March 4, 1999
d. parties to the proceeding	Plaintiff: Banco BMC S.A (currently known as Banco Bradesco Financiamentos S.A.) Defendant: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$3,161,058,451.98
f. principal facts	Judicial Proceeding: Writ of Mandamus No. 1999.61.00.009282-1, where there is a plea to calculate and collect the COFINS, from February 1999, on the effective turnover, whose concept is stated in article 2 of Supplementary Law No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98. The discussion is restricted to the generating facts until December 2014.
After the Judgment in favor of the company, as adjudicated in August 7, 2006, discussions began about the interpretation of the judgment, where there has already been a final decision in favor of the company, against which the Federal Government perpetrated the motion to set aside judgment No. 0024478-62.2014.4.03.0000, duly contested by the company, which is awaiting a decision. The amounts discussed are fully deposited.
g. summary of on the merits decisions given	Favorable final decision in the main action, awaits judgment of the Rescissory Action.
h. proceeding status	Awaiting trial of the rescissory Action at the Federal Regional Court of the 3rd Region.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equityl.
k. analysis of impact if case is lost	If there is a loss in the proceeding, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income statement.

Judicial Proceeding:	0021377-79.2016.4.03.6100
a. court	Federal
b. jurisdiction	9th Court – Federal Justice/SP
c. date brought	April 13, 2012
d. parties to the proceeding	Plaintiff: Quixaba Empreendimentos e Participações Ltda. (successor of Ferrara Participações Ltda.) Defendant: Federal Government (Brazil’s Federal Revenue Service)
e. sums, goods or rights involved	R$2,579,715,009.06
f. principal facts	Judicial Proceeding: Action for annulment for the cancellation of the collection of the controlled values in the Administrative Proceeding No. 16327.720430/2012-41 with the registry of the IRPJ and CSLL regarding the taxation of the supposed capital gain on the disposal of investment.
After judgment in the CARF, discussions are underway in the administrative sphere only regarding the recovery of interest on the fine, object of special appeal, which is awaiting judgment from the High Court of Appeals for Fiscal Matters – CSRF.
As to the discussion on the amortization of the goodwill paid on the acquisition of investment, action for annulment No. 0021377-79.2016.4.03.6100 was filed, and is awaiting expert evidence.
The chargeability of the tax credit is suspended by the administrative appeal partly by early tutelage obtained in the bill of review No. 0018549-77.2016.4.03.0000.
g. summary of on the merits decisions given	Urgent preliminary injunction denied. Awaiting production of expert evidence.
h. proceeding status	Awaiting realization of expert evidence.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting the income statement for the fiscal year.

140 – Reference Form – 2022

4. Risk factors

Judicial Proceeding:	Writ of Mandamus nº 0005360-09.2015.4.03.6130
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	February 3, 2012
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,906,744,046.97
f. principal facts	Judicial Proceeding: Writ of Mandamus No. 0005360-09.2015.4.03.6130, aiming at the cancellation of controlled notification in administrative procedure No. 16327.720064/2012-20, related to the isolated fine (50%) imposed on the values that were compensated in the COFINS credit resulting from success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation – Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on February 3, 2012 the company was notified of the infraction related to the isolated fine of 50% wrongly imposed as a result of offsets not approved.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceeding of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000. The chargeability of the tax credit is suspended by the guarantee insurance offered in the writ of mandamus No. 0005360-09.2015.4.03.6130, with appeal on the merits of the case of the Federal Government awaiting trial in the TRF of the 3rd Region.
g. summary of on the merits decisions given	Unfavorable decision in the administrative sphere.
h. proceeding status	Awaiting trial of the Government Appeal.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting income statement for the fiscal year.

Judicial Proceeding:	Administrative Proceeding 16327.720842/2020-91
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	July 21, 2020
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,832,377,050.14
f. principal facts	IRRF deficiency note, July 2016, in the quality of tax-responsible person, about alleged difference in the capital gain earned on the sale of the operations from HSBC to Bradesco. HSBC (London) calculated the capital gain on the basis of the cost of the investment in foreign currency registered in the BACEN. In the understanding of the tax office the gain should have been determined on the basis of the original cost in Brazilian real.
The DRJ dismissed the challenge and filed a voluntary appeal on January 11, 2021. The amount involved has the chargeability suspended.
g. summary of on the merits decisions given	The DRJ dismissed the challenge. Awaiting judgement of the voluntary appeal from CARF.
h. proceeding status	Awaiting judgement of the voluntary appeal from CARF.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

141 – Reference Form – 2022

4. Risk factors

Judicial Proceeding:	Administrative Proceeding 16327.720737/2022-13
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Judgment Office - DRJ
c. date brought	December 28, 2022
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,501,344,599.65
f. principal facts	Notice of infraction filed against Banco Bradesco for requirement of IRPJ and CSLL on the amounts deducted as ALL in 2017.
A challenge has been presented, which is pending trial in the DRJ. The amount involved has the enforceability suspended.
g. summary of on the merits decisions given	They have not yet had decisions.
h. proceeding status	Awaiting judgement from DRJ.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	Writ of Mandamus 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Panel
c. date brought	December 14, 2006
d. parties to the proceeding	Plaintiff: Banco IBI S.A. – Banco Múltiplo (currently known as Banco Bradescard S.A.) Defendant: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$1,483,771,665.34
f. principal facts	Judicial Proceeding, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazil's Federal Revenue Department.
The discussion is restricted to the triggering events until December 2014.
On March 23, 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
On November 23, 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.
On January 21, 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover.
The company filed special and extraordinary appeals with the STJ and STF, which are awaiting an examination of admissibility and are suspended until the judgment of RE (Extraordinary Appeal) No. 609,096  –  (General Repercussion).
The amounts discussed are fully deposited.
g. summary of on the merits decisions given	Judgment was given as partially favorable. Awaiting trial of Resp and RE.
h. proceeding status	Stay of proceedings due to General Repercussion in the STF (Supreme Court).
i. chance of loss (probable, possible or remote)	Possible – There was a provisional constitution under the understanding of it being a legal obligation
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

142 – Reference Form – 2022

4. Risk factors

Judicial Proceeding:	Writ of Mandamus 0571168-65.2015.8.05.0001
a. court	Court of Justice – Bahia
b. jurisdiction	Fourth Civil Chamber
c. date brought	January 13, 2014
d. parties to the proceeding	Plaintiff: Kirton Bank S.A. (successor of Banco Alvorada S.A) Defendant: City Hall of the Municipality of Salvador/BA
e. sums, goods or rights involved	R$1,477,006,603.96
f. principal facts	Judicial Proceeding: Writ of Mandamus aiming at the cancellation of the values collected by the City Hall of the Municipality of Salvador through launch notification No. 1667.2013 concerning the ISS values for the period from December 2008 to December 2012 supposedly due on the leasing revenues of Banco Alvorada.
Once the discussion was exhausted in the administrative sphere (launch notification No. 1667/2013), Writ of Mandamus No. 0571168-65.2015.8.05.0001 was filed, at appellate level by the Federal Revenue of the Municipality of Salvador, to be judged by the Court of Justice of Bahia.
The chargeability of the tax credit has been suspended by a favorable judgment.
g. summary of on the merits decisions given	Favorable Decisions so far, recognizing the illegality of the ISS collection.
h. proceeding status	Awaiting trial of the Special Appeal of the Municipality in the STJ.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	16327.720219/2019-02
a. court	Administrative
b. jurisdiction	Second instance – Administrative Council of Tax Appeals – CARF
c. date brought	March 26, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,412,641,120.82
f. principal facts	Administrative Proceeding: Notification of pension contribution, in the period from March 2014 to December 2015, on values paid with the food card. Brazil’s Federal Revenue understood that the value paid with the food card under the concept of payment "in natura" is not inserted in the employee’s salary and, therefore, is subject to a levy on pension contributions.
The entry was maintained in the motion to deny. Awaiting judgement of the voluntary appeal by the CARF.
The chargeability of the tax credit is suspended by the voluntary appeal pending trial in the CARF.
g. summary of on the merits decisions given	DRJ denied the challenge. However, the company's appeal was provided in CARF, considering the binding Opinion of the AGU on the matter.
h. proceeding status	Awaiting formalization and subpoena of the sentence.
i. chance of losing (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

143 – Reference Form – 2022

4. Risk factors

Administrative Proceeding:	16327.720390/2018-22
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals – CARF
c. date brought	June 4, 2018
d. parties to the proceeding	Plaintiff: Federal Government (Brazil's Federal Revenue Service) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$1,389,382,947.16
f. principal facts	IRPJ and CSLL deficiency note, calendar year 2013, related to the disallowance of expenses from funds raised with interfinancial deposits, whose resources have been capitalized on BERJ in 2013, considered as unnecessary by supervision.
DRJ ruled and partially upheld the appeal. The Federal Revenue has filed a letter of appeal, to the company with the appellee's brief of the part retained. The CARF converted the trial into diligence. In progress.
The chargeability of the tax credit is suspended by the appeals presented that are pending trial in the CARF.
g. summary of on the merits decisions given	DRJ judged the challenge as partially valid. Awaiting trial of the Voluntary Appeal by CARF. Judgment converted into diligence, which is in the compliance phase.
h. proceeding status	Awaiting judgement of the voluntary appeal from CARF.
i. chance of loss (probable, possible or remote)	R$1,368,676,190.92 - Possible R$20,706,756.24 - Remote R$1,389,382,947.15 - Total
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	10903.720005/2019-51
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	May 2, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil's Federal Revenue Service) Defendant: Kirton Bank S.A.
e. sums, goods or rights involved	R$1,095,614,380.20
f. principal facts	Administrative Proceeding: IRPJ and CSLL deficiency note, in the period of 2014 to 2016, as the supposed disguised distribution of income, through hedge operations made through an investment fund abroad.
The DRJ dismissed the challenge and filed a voluntary appeal on December 21, 2021. The chargeability of the tax credit is suspended.
g. summary of on the merits decisions given	The DRJ dismissed the challenge. Awaiting judgement of the voluntary appeal from CARF.
h. proceeding status	Awaiting judgement of the voluntary appeal from CARF.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

144 – Reference Form – 2022

4. Risk factors

Administrative Proceeding:	Writ of Mandamus 1017029-36.2018.4.01.3400
a. court	Administrative
b. jurisdiction	13rd Federal Court
c. date brought	November 30, 2011
d. parties to the proceeding	Plaintiff: Tempo Serviços S.A. Defendant: Federal Government (Brazil's Federal Revenue Service)
e. sums, goods or rights involved	R$1,089,558,854.28
f. principal facts	Judicial Proceeding: Writ of Mandamus pleading a new outcome for the judgment of special appeal filed in administrative proceeding No. 10970.720351/2011-88 with the registry of the IRPJ and CSLL regarding the disallowance of the amortization of the goodwill paid in the acquisition of investment, whereby the vote of quality by the President of the 1st Panel of the High Court of Appeals for Fiscal Matters – CSRF was not computed.
Having obtained a favorable judgment recognizing the invalidity of the vote of quality, declaring the judgment delivered by the Higher Chamber of the CARF to be null and void, determining the return of administrative proceeding No. 10970.720351/2011-88 to the CARF for re-judgment, without using the quality vote as tie-breaker.
The chargeability of the tax credit has been suspended by the appeal awaiting a new judgment by the CARF.
g. summary of on the merits decisions given	Awaiting new trial by CARF.
h. proceeding status	Awaiting trial of the Government Appeal - favorable judgment.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	Administrative Proceeding No. 16327.721152/2021-30
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Judgment Office - DRJ
c. date brought	December 22, 2021
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$954,674,669.96
f. principal facts	This is an administrative procedure resulting from infraction proceedings drawn up for the requirement of social security contributions supposedly incidents on the amounts spent by Banco Bradesco in the calendar year of 2017, with (i) meal allowance provided by electronic cards (R$715,554,145.82); (ii) additional employer contributions made to the private pension account for the benefit of its directors and superintendents (R$239,120,524.14); and (iii) PLR paid to two employees (R$383,836.99), which was the subject of payment. Social contributions of a social security nature were accrued from conventional interest and a fine of legal nature, pursuant to article 44, paragraph I, of Law No. 9,430, dated December 27, 1996.
g. summary of on the merits decisions given	Awaiting judgment of the Challenge
h. proceeding status	Awaiting judgment of the Challenge
i. chance of loss (probable, possible or remote)	R$239,120,524.14 - Possible R$715,554,145.82 - Remote R$954,674,669.96 - Total The item III was paid in 2021.
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the judicial proceeding in the administrative sphere, the case will be discussed in court, due to the pleas of fact and law involved.

145 – Reference Form – 2022

4. Risk factors

Judicial Proceeding:	Writ of Mandamus 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2rd Region – 3rd Panel
c. date brought	November 16, 2012
d. parties to the proceeding	Plaintiff: Banco Bradesco BERJ S.A. Defendant: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$925,812,885.01
f. principal facts	Judicial Proceeding, where there is a plea to calculate and collect the PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of Complementary Law No. 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues. The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal that was initially granted.
The company made an appeal which awaits trial in the Federal Regional Court of the 2nd Region. The Special and Extraordinary appeals have been presented to the STF and STJ. The case is on hold awaiting trial of RE (Extraordinary Appeal) No. 609,096.
g. summary of on the merits decisions given	Unfavorable judicial decisions, awaiting trial of Resp and RE.
h. proceeding status	Awaiting judgment in the Higher Court.
i. chance of loss (probable, possible or remote)	Possible – Provision was made because we believe this is a legal obligation
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the case is lost, the amounts provisioned should be paid upon the conversion of the realized judicial deposit into income of the Federal Government.

Judicial Proceeding:	Administrative Proceeding 16327.720091/2020-11
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	February 6, 2020
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue Service) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$875,051,308.04
f. principal facts	Administrative Proceeding: Notification of social security contribution, from March 2014 to December 2015, on values paid through the food card.
The Federal Revenue Service understood that the value paid through the food card is not inserted in the concept of "in natura" payment of wages to employees and therefore is subject to the incidence of social security contributions.
Entry maintained in the trial of the motion to deny by the DRJ. Awaiting trial of the voluntary appeal by the CARF.
The chargeability of the tax credit is suspended by the voluntary appeal pending trial in the CARF.
g. summary of on the merits decisions given	The DRJ dismissed the challenge. Awaiting judgement of the voluntary appeal from CARF.
h. proceeding status	Awaiting judgement of the voluntary appeal from CARF.
i. chance of loss (probable, possible or remote)	Possible/Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceeding in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.
If there is a loss in the possible judicial proceeding the value involved must be paid, affecting the income statement for the fiscal year.

146 – Reference Form – 2022

4. Risk factors

4.5 – Indicate the total provisioned value, if any, of the processes described in item 4.4

In 2022, the total value of provisioned processes described in this item was R$2,409,585 thousand.

4.6 – Relevant sensitive processes in which the issuer or its subsidiaries are a part of, and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the values involved

We do not have any proceedings under the conditions mentioned in item 4.4.

4.7 – Describe other relevant contingencies not covered by the previous items

There are no other relevant contingencies that have not been covered in the previous items.

147 – Reference Form – 2022

5. Risk management policy and internal controls

5. Risk management policy and internal controls

5.1 – Risks indicated in items 4.1 and 4.3

a)	if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

Regarding the spread of the culture of risks, the Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate intranet.

Corporate Policies	Approving agent	Date of approval
Corporate Governance	Board of Directors	July 27, 2022
Risk Management of the Bradesco Organization	Board of Directors	November 24, 2022
Credit Risk Management	Board of Directors	November 24, 2022
Market Risk Management	Board of Directors	November 24, 2022
Liquidity Risk Management	Board of Directors	November 24, 2022
Operational Risk Management	Board of Directors	November 24, 2022
Management and Model Risk	Board of Directors	November 24, 2022
Strategic Risk Management	Board of Directors	November 24, 2022
Business Continuity Management	Board of Directors	November 24, 2022
Third Party (Contagion) Risk	Board of Directors	November 24, 2022
Corporate Sustainability	Sustainability and Diversity Committee	June 24, 2022
Capital Management	Board of Directors	October 6, 2022
Internal Control	Board of Directors	September 8, 2022

148 – Reference Form – 2022

5. Risk management policy and internal controls

b)	the objectives and strategies of the risk management policy, if applicable, including:
i.	the risks against which one seeks protection:

The management corporate process allows the risks to be proactively identified, measured, evaluated in the specific governance, monitored and reported, which is necessary in view of Bradesco’s complex financial products and services as well as its activity profile, and is composed of the following stages:

ä	Identification	☐	Identifying risks related to the Organization’s activities, regarding business, products and services evaluation and classification in the risk scope.
â
	Measurement	☐	Calculating expected and unexpected losses through internationally known methodologies, either under ordinary market conditions or stressful situations. Compatible measurement tools are used due to the complexity of existing operations, products and services.
â
		☐	Assumption of risk: represented by the decision to incur the risk in accordance with the appetite;
	Governance	☐	Non-acceptance of the risk: decision of the Organization where the risk is outside its appetite; and
		☐	Mitigation: represents the measures taken by the Organization to reduce risks by adopting actions that minimize the impact or probability should there be contrary events. For instance, it comprises internal control activities, the use of collateral, fiduciary guarantees, hedges, insurance, among others.
â
	Monitoring	☐	The Organization has several activities focused on ensuring the proper behavior of risks, respecting the policies and established limits, and also verifies the effectiveness of internal controls and correct design of processes and their updates.
â
ã	Reporting	☐	Focuses on all actions involving the disclosure of risk and control information, carried out on a timely basis, involving all levels of the Organization, market and domestic and foreign regulatory bodies.

In relation to the risks indicated in item 4.1, the objectives and strategies of the risk management policies are aimed at ensuring compliance with the Organization’s risk appetite. The risk appetite refers to the types and levels of risks that the Organization proposes to admit in running its business and achieving its objectives. The Risk Appetite Statement (RAS) is an important tool that synthesizes the risk culture of the Organization.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on an annual basis1, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

1 The Risks Committee, in relation to the RAS, has the following attributions: a) to evaluate the risk appetite levels established in the Risk Appetite Declaration and the strategies for its management, considering the risks individually and in an integrated way; and b) supervise the observance, by the institution's management, of the terms of the RAS.

149 – Reference Form – 2022

5. Risk management policy and internal controls

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions: Capital, Liquidity, Profitability, Credit, Market, Operational, Reputation, Model, and Qualitative Risks.

The monitoring of appetite is done by means of effective control processes, in which the managers are informed about the risk exposures and the respective use of the existing limits. The reporting is carried out by means of a system of alerts, which facilitates the communication and highlights the possible exceptions to the limits, which require discussion, authorization for exceptions and/or measures of adequacy, permeating all spheres of the Organization, supporting the Senior Management in evaluating whether the results are coherent with the risk appetite.

ii.	the instruments used for protection:

In addition to the policy of risk and capital management, the Organization also has a norm of Hedging transactions made by the Treasury whose goal is to define the criteria for the protection of Bradesco’s Treasury to exposures to market risk factors and to manage liquidity risks. The content of this norm is stated in item 5.2 (b) of this document.

Detailed information regarding risk management process, reference equity as well as our risk exposures, can be found in the Report “Risk Management – Pillar 3”, available on the Investor Relations website (bradescori.com.br – Notice to the Market).

iii.	the organizational structure of risk management:

The structures of our risk and capital management function consist of a number of committees, commissions and departments responsible for assisting our Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in making decisions.

The Organization has the Integrated Risk Management and Capital Allocation Committee – COGIRAC, whose role is to advise the Chief Executive Officer on the fulfillment of its duties related to the management and control of all risks and the capital of the Organization.

The risk management structure also has the Executive Committees for: a) Risk Monitoring; b) Risk Management; c) AMLTF/Sanctions and Information Security/Cyber; it also has the Products and Services Executive Committee, and the Executive Committees for our business units, whose tasks include suggesting limits for any exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and to the Board of Directors.

Additionally, the Risk Committee is responsible for assessing the structure of risk management of the Organization and occasionally proposing improvements, as well as advising the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

Highlighted in this structure is the Integrated Risk Control Department (DCIR), whose mission is to promote and facilitate the control of risks and the allocation of capital through robust practices and through the certification of existence, execution and effectiveness of controls to ensure acceptable levels of risks in the processes of the Organization, in an independent, consistent, transparent and integrated manner. This Department is also responsible for meeting the requirements of the Central Bank of Brazil related to risk management activities.

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FISCAL COUNCIL
SHAREHOLDERS' MEETING
RISK COMMITTEE
INTEGRITY AND ETHICAL CONDUCT COMMITTEE
AUDIT COMMITTEE
SUSTAINABILITY AND DIVERSITY COMMITTEE
AUDIT AND GENERAL INSPECTORATE
BOARD OF DIRECTORS
PRESIDENCY
BOARD OF EXECUTIVE OFFICERS
INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE
EXECUTIVE CRISIS MANAGEMENT COMMITTEE
EXECUTIVE RISK MONITORING COMMITTEE
EXECUTIVE RISK MANAGEMENT COMMITTEE
EXECUTIVE COMMITTEE FOR ANTI-MONEY LAUNDERING AND FINANCING OF TERRORISM (AMLTF)/SANCTIONS AND INFORMATION SECURITY/CYBER
EXECUTIVE COMMITTEE FOR PRODUCTS AND SERVICES
EXECUTIVE DISCLOSURE COMMITTEE
INTEGRATED RISK CONTROL DEPARTMENT
INTEGRATED RISK, STRATEGY AND EMERGING ISSUES
CREDIT RISK
MARKET AND LIQUIDITY RISK
OPERACIONAL RISK AND INTERNAL CONTROLS
BUSINESS CONTINUITY AND CRISIS MANAGEMENT
SOCIO-ENVIRONMENTAL AND CLIMATE RISK
STEP-IN RISK
RISK GOVERNANCE

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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Board of Directors	• Approves and reviews the risk management strategies, policies and structures of risk and capital management, including appetite and exposure limits according to the types of risks, as well as the program of stress tests, their results and the scenarios and assumptions applied.
Risk Committee

•  Assesses the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management;

•  Supervises the activities and performance of the Chief Risk Officer (CRO);

•  Supervises the compliance, by the Organization’s Board of Executive Officers, with the terms of the RAS;

•  Evaluates the level of adherence of the processes of the risk management structure to the established policies;

•  Proposes recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan.

Audit Committee

•  Reviews the integrity of the financial statements;

•  Makes recommendations to the Board of Executive Officers for correcting or improving policies, practices and procedures identified within the ambit of their attributions.

Integrity and Ethical Conduct Committee

•  Ensures that infractions and violations of the Codes of Ethical Conduct, both corporate and sector-based, and the breaches of anti-corruption and competitive conduct are followed by applicable disciplinary acts, regardless of the hierarchical level, without prejudice to the legal penalties due;

•  Ensures that the Board of Directors is aware of matters that may cause significant impact to the image of the Organization;

•  Forwards for the approval of the Board of Directors the matters related to the Officers of the Organization.

General Inspectorate Department

•  Certifies the risk management process of the business;

•  Ensures compliance with the policies, norms, standards, procedures and internal and external regulations;

•  Recommends improvements in the internal control environment.

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Executive Committees
Disclosure

•  Supports Senior Management to appraise the disclosure of significant transactions and information relating to the Organization;

•  Examines reports in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

Integrated Risk Management and Capital Allocation Committee (COGIRAC)

•  Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the appetite and exposure limits according to the types of risks;

•  Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the policies inherent to risk and capital management;

•  Validates and submits, for the approval by the Risk Committee and determination by the Board of Directors, the program of stress tests, the parameters, scenarios, their probabilities, assumptions, their results and the management actions to mitigate the impacts;

•  Ensures compliance with policies and ensures all risk and capital management;

•  Monitors the risk profile, performance, need for capital and sufficiency, exposures versus limits and control of the risks;

•  Evaluates the effectiveness and compliance of the Internal Controls System.

Risks of: – Risk Monitoring – Risk Management

•  Ensure compliance with the policies and ensure the efficacy of the risk and capital management processes;

•  Approve and monitor definitions, criteria and procedures to be adopted, as well as methodologies, models and tools that focus on the risk and capital management and measurement;

•  Approve and monitor the information on the level of exposure to risk, consolidated and by office;

•  Evaluate and submit for validation of the COGIRAC the policy, structure, roles and responsibilities, risk appetite, assessment of the adequacy and capital plans;

•  Follow the behavior and evolution of the market, as well as evaluating the impacts and risks and capital;

•  Take note of the rules, guidelines and orientation issued by National and International regulatory entities;

•  Take note of the work carried out by internal and external audits that pertain to risk management.

Crisis Management	• Evaluates the crisis event and reviews possible mitigation and containment actions for the crisis event.

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Anti-money Laundering and Financing of Terrorism (AMLTF)/Sanctions and Information Security/Cyber

•  Ensure both compliance with policies and effectiveness of the processes of corporate security, prevention and combating of money laundering and terrorism financing;

•  Evaluate and submit for validation by the COGIRAC the policies and guidelines relating to corporate security, information governance and the prevention and combating of money laundering and terrorism financing.

Products and Services	• Evaluates whether every risk has been identified and whether it is acceptable, deliberating on the creation, modification, suspension or discontinuity of products and services, considering the client profile.
Collection and Recovery of Loans

•  Deliberates on proposals of renegotiation of matured debts or with the potential risk of loss;

•  Approves standards, procedures, measures and guidelines of corporate character, related to the subject of Collection and Recovery of Loans;

•  Defines limits of authority for approval in the renegotiation of debts.

Credit	• Takes collective decisions on the consultation of limits or operations involving credit risk, proposed by Offices and Companies of the Organization.
Treasury for Asset and Liability Management

•  Defines strategies of expertise in the asset and liability management based on the analysis of the political-economic scenarios, at national and international levels, and of pricing of active, passive and derivative operations with clients of the Bradesco Organization;

•  Evaluates strategies of expertise in the hedge management of foreign heritage;

•  Validates and submits, for the approval of the Integrated Risk Management and Capital Allocation Committee, proposals for limits of tolerance to exposure to risks and rule of liquidity.

Treasury

•  Defines Treasury’s strategies to optimize results, based on analyzing domestic and foreign political-economic scenarios;

•  Validates proposed risk exposure tolerance limits for Treasury and submits them for approval of the Integrated Risk Management and Capital Allocation Committee;

•  Monitors the results, behaviors and risks in the Trading Portfolio, of the mismatches of assets and liabilities and the clients’ trading desk.

Strategic Planning	• Evaluates positions about the risk of strategy, as well as defines actions for its mitigation.

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c)	adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The integrated management of risks and internal controls is structured in three lines, as mentioned in item 5.3 of this Reference Form.

In the second line, the main highlights are the actuation of the DCIR – Internal Controls and DCCE (Department of Compliance, Conduct and Ethics), which act proactively in the process of verification of the effectiveness of the policies adopted by the Organization and management and mitigation of risks in order to maintain them at acceptable levels. Both areas are segregated matricially from the areas of business, aiming to maintain independence in the conduct of their activities.

The results of the activities carried out by the second line are periodically submitted to the Committees of the Organization in line with the process of governance established.

5.2 – Controls adopted by the issuer to ensure the elaboration of reliable financial statements

a)	the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined processes implemented with technology that is compatible with the business needs.

The methodology of the Internal Controls is aligned with the Frameworks issued by the Sponsoring Organizations of the Treadway Commission Committee – COSO (Internal Control – Integrated Framework 2013) as well as with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5 – 2012). The planning, implantation, implementation and effective maintenance of the accounting systems and internal controls adopted by the Organization are the responsibility of the operations management departments, since internal controls in the first and second lines were established in order to provide reasonable security in relation to the reliability of the Organization’s consolidated financial statements and to provide security for the proper running of the business and the reach of objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

The monitoring and adherence of such controls are performed by the Integrated Risk Control Department (DCIR), whose conclusion for the semester and year ended December 31, 2022 was that they were effective and appropriate to the type of activity, volume of transactions, as well as the nature, complexity and risk of the Organization’s operations, whereby no deficiencies that might have a material impact in the Organization’s consolidated financial statements were identified.

b)	the organizational structures involved

The structure of the Internal Controls, defined by the Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•	Board of Directors: Main responsibilities: establish the strategic guidance of the Company, with the aim of, within the best practices of Corporate Governance, protect and maximize the return on investment of the shareholder and to ensure that the Board of Executive Officers is always fit to perform their duties with competence, transparency and respect to the strictest ethical principles.
•	Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making.
•	CEO: Is responsible for the management of the Company and co-ordination of the Board of Executive Officers, and the link with the Board.

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•	Board of Executive Officers: To observe and enforce the guidelines and strategic guidelines established by the Board and by the Meetings, to conduct the daily operations of the Company exercising their duties with competence and transparency, among other duties.
•	Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.
•	Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct or to improve existing controls.
o	Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the execution of the activities, are accessible and are complied with by all those involved.
o	Define, implement and ensure the effectiveness of the controls, communicating promptly to the Integrated Risk Control Department (DCIR) any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.
•	Integrated Risk Control Department: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.
o	Respond for the consolidation of the results of the effectiveness tests applied in the scope of the financial conglomerate and by drafting the Report of the Internal Controls. The Risk Analyst should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.
o	Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.
•	General Inspectorate Department (Internal Audit): Independently assess the processes of the Organization, in order to contribute to the mitigation of risks and to the suitability and the effectiveness of the Internal Controls, in compliance with the Policies, Standards and Internal and External Regulations.

c)  if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the management by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (employees) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

DCIR, through the Internal Controls area, performs the risk monitoring involved in the processes, as well as the effectiveness of controls so as to maintain them at acceptable levels for the Organization.

The main information on activities, assessments and diagnosis about the effectiveness of the Internal Controls System are, at least every 12 months, consolidated into a Report and submitted to the Executives

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Responsible. Reports on the evaluation and compliance of the Risk and Control Environment are presented to the Audit Committee and the Integrated Risk Management and Capital Allocation Committee and submitted to members of the Board of Directors.

d)  deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

The overall assessment of both the independent auditors regarding the Management on the Organization Control Environment was that it was effective and appropriate to the nature, complexity and scale of operations of the Organization and that it offered reasonable assurance on the consolidated financial statements closed on December 31, 2022, not presenting any material weaknesses or significant deficiencies.

In the course of the evaluations made, deficiencies were identified in the controls that aim to contribute to improve the internal controls and accounting procedures of the Organization. For such remarks, action plans were devised, which are monitored by the Management through forums of governance, including the Risk Committee and the Audit Committee.

e)  comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

The deficiencies and recommendations appointed in the independent auditors’ report do not significantly compromise the control environment of the Organization.

5.3 – In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign

Bradesco Organization, which as of December 31, 2022 represented 92% of the Company’s investments, has an Integrity Program composed of a set of policies, standards and procedures, promotion of culture, whistle blowing channel aimed at prevention, monitoring, detection and response in relation to the harmful acts provided for in the Anti-Corruption Law No. 12,846/13 and in international legislations, in particular the Foreign Corrupt Practices Act and the United Kingdom Bribery Act and in the countries where it has Business Units, thereby strengthening the governance of the Bradesco Integrity Program. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Bradesco Organization.

a)	if the issuer has rules, policies, procedures or practices focused on prevention, detection and remediation of deviations, fraud and illegal acts performed against the public administration, identifying, if affirmative:
i.	the main mechanisms and procedures of integrity adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures and practices are adapted

The main mechanisms and procedures of integrity adopted can be consulted in full in the Bradesco Reference Form.

Annually, the Bradesco Integrity Program is evaluated by means of: interviews; application of an integrity questionnaire; evaluation of national and international laws to which the bank is submitted; the governance, policies and standards structure; and the review of the risks, controls, roles and responsibilities in each division.

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This Program is structured to permeate all areas of the Bradesco Organization. In the case of units located abroad, adaptations can be made to increment the Integrity Program to suit specific local laws, but maintaining, at least, the conducts already required in Brazil.

ii.	the organizational structures involved in the monitoring of the operation and efficiency of the internal mechanisms and procedures of integrity, indicating their assignments, if their creation was formally approved, institutions of the issuer to which they report, and mechanisms to guarantee the independence of its leaders, if existent

The Board of Directors and the Board of Executive Officers support the Bradesco Integrity Program, where the main operating activities and all business practices of the Organization were considered in the elaboration of the Program and are divided into strategic pillars of operation, which are the Corruption Risk Prevention, the Monitoring and Detection of Inappropriate Behavior and the Response of Senior Management.

It is up to the Board of Directors to determine the institutional guidelines on the subject and to support the Integrity Program so that its effectiveness is met. All ethics- and anticorruption-related policies and standards are ratified at Board meetings and must be complied with by the Managers, Employees, Interns and Apprentices of the Bradesco Organization and all its subsidiaries in Brazil and abroad in all their activities and transactions, and also apply to all Associates (goods and service providers, banking correspondents and partners), based on the values and principles established in the Code of Ethical Conduct of the Bradesco Organization.

It is up to the Board of Executive Officers to establish and monitor the actions necessary to achieve the guidelines established by the Board of Directors, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates to all Managers, Employees, Interns, Apprentices and Associates the importance of preventing, detecting and remedying deviations, fraud, irregularities and illegal acts committed, especially against domestic or foreign public administration.

The Integrity and Ethical Conduct Committee proposes actions with respect to the dissemination and compliance with the Codes of Ethical Conduct of the Bradesco Organization, both corporate and sector-based, and with to the rules of conducts related to the themes of integrity, anti-corruption and competition, in order to ensure efficiency and effectiveness. The Committee is also responsible for assessing the reports on the deviations, frauds, irregularities and illegal acts perpetrated, as well as on the infringement and violation of the corporate and department Codes of Ethical Conduct and on the disruption of anti-corruption and competitive conduct; adopting the necessary actions by issuing an opinion addressed to the relevant Offices, as recorded in the minutes of its meetings; ensuring that the infringements and violations are followed by applicable disciplinary actions, regardless of the offender’s hierarchical level, notwithstanding the applicable legal penalties; ensuring that the Board of Directors is aware of the matters that could have a tangible impact on Bradesco Organization’s reputation; deliberating on actions for the prevention and handling of the problems identified and acknowledge the results of the follow up activities ascertained in the scope of the Commission of Ethical Conduct; and forwarding matters involving Bradesco Organization’s Officers to be handled and remedied by the Board of Directors.

The Department of Compliance, Conduct and Ethics is responsible for the management and annual review of the Bradesco Integrity Program. And, also, it supports the Bradesco Organization’s Offices in the implementation of procedures and advises when warning signals are identified in the business process, in order to comply with the prevention and fight against corruption and bribery, and the enhancement of the Bradesco Integrity Program.

Any cases of non-compliance, consummated or not, in respect of the Integrity Program, the Department of Compliance, Conduct and Ethics acts directly and independently with those responsible for the immediate interruption and/or correction, reporting, in a timely manner to higher levels up to the level of Board of Directors.

In the execution of the assignments, it can use the support of other control areas, which include: Audit and General Inspectorate (AIGL), Integrated Risk Control Department (DCIR), Legal Department (DEJUR), Legal Advisory Services and Corporate Security, among others.

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The document is published on the Bradesco’s Investor Relations website (www.bradescori.com.br > Corporate Governance > Compliance and Ethics > Integrity Program).

iii.	if the issuer has a code of ethics or of conduct formally approved, indicating:
•	if it applies to all officers, fiscal council members, board members and employees and also covers third parties, such as suppliers, service providers, intermediary agents and associates

The applicability and comprehensiveness of the code of ethical conduct can be consulted in full in the Bradesco Reference Form.

The Bradesco Organization has a Code of Ethical Conduct that applies to all managers and employees, interns, and apprentices of the Organization, composed by the Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad, and extends to Associates who are providing services on behalf of the Organization or for the Organization; in addition to other four Sector-based Codes of Ethical Conduct, which are:

o	Professional from the Financial and Capital Market Areas;
o	Professional in Purchases;
o	Auditors and Internal Inspectors of the Bradesco Organization; and
o	Bradseg Participações S.A., its affiliates and subsidiaries.
•	the sanctions applicable in the event of violation of the code or other standards related to the subject matter, identifying the document where these sanctions are provisioned

The sanctions applicable in the event of violation of the code or other standards related to the subject matter can be consulted in full on the Bradesco Reference Form.

The AIGL exercises the duty of examining, in the periodic audit and inspection assignments, the fulfillment of the ethical precepts contained in the Code of Conduct, besides investigating reports received via the Corporate Whistleblowing Channel and fraud involving activities, employees and associates of the Organization, in compliance with the current norms of discipline at work.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the AIGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and the Ombudsman report on the results obtained.

•	body that approved the code, date of approval and, if the issuer publishes the code of conduct, locations on the world wide web where the document can be consulted

The body that approved it, the date of approval and where to consult the code can be found in full in Bradesco's Reference Form.

The Codes of Conduct are approved by the Board of Directors and the last re-edition of the Code of Ethical Conduct of the Bradesco Organization was approved on May 12, 2022.

The Codes of Ethical Conduct, both Corporate and Sector-based, are available on the Bradesco’s Investor Relations website (www.bradescori.com.br).

b)	if the issuer has a whistleblowing channel, indicating, if affirmative:
i.	if the whistleblowing channel is internal or whether it is controlled by third parties;

The whistleblowing channel is internal.

ii.	if the channel is open to receive complaints from third parties or if it receives complaints only from employees;

The whistleblowing channel is open to receive internal reports and also for third parties.

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iii.	if there are mechanisms of anonymity and protection to whistleblowers in good faith;

The whistleblower is assured the right to formalize his/her complaint by identifying himself/herself, if he/she so wishes. Secrecy and confidentiality of shared information must be preserved, in order to ensure that there are no acts or attempts of retaliation and revenge or persecution to the whistleblower in good faith who chose to identify themselves. The same treatment should also be dispensed to anonymous whistleblowing.

For the formalization of the complaints, the following can be used.

Electronic form:

o	Corporate Portal> Bradesco > Whistleblowing and Manifestation Channels);
o	Institutional Website > Customer Service > Complaint;
o	Bradesco’s Investor Relations (www.bradescori.com.br) > Corporate Governance > Corporate Whistleblowing Channels);

Telephone:

o	By the phone 0800 776 4820 (call center from Monday to Friday: from 8am to 6pm, except weekends and public holidays).

Manifestation Boxes:

o	Cidade de Deus: Located within the buildings of Cidade de Deus; or
o	Pirituba: Located next to the vending machines on the boulevard floor.

In the Bradesco Organization, all complaints investigated are carefully examined with independence, transparency, integrity and ethics, aiming to ensure the adequate treatment and correcting any distortions identified.

The treatment of complaints received via the Corporate Whistleblowing Channel relating to communication channels of the Bradesco Organization or other means must be carried out in three phases: Evaluation, Examination and Reports/Reporting.

iv.	the issuing body responsible for investigating complaints.

The Department of Compliance, Conduct and Ethics (DCCE) is the corporate manager of the Corporate Whistleblowing Channel, available on the Corporate Portal, Bradesco’s Investor Relations website and by the phone 0800 776 4820 and Manifestation Boxes. All of the manifestations received on this channel are previously analyzed and directed to the respective areas of management, which are responsible for responding to the verification of the reports.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and Ombudsman report on the results obtained.

The Integrity and Ethical Conduct Committee composed of members nominated by the Board of Directors of Bradesco, is the body responsible for proposing actions as to the disclosure and fulfillment of the Codes of Ethical Conduct of the Bradesco Organization, both Corporate and Sector-based, in order to ensure its efficiency and effectiveness.

c)	number of confirmed cases in the last three (3) fiscal years of deviations, fraud, irregularities and illicit acts committed against the public administration and corrective measures adopted

There are no deviations, frauds, irregularities and illicit acts committed against the public administration and corrective measures adopted in the last three years.

d)	if the issuer has no rules, policies, procedures or practices focused on prevention, detection and remediation of deviations, fraud and illegal acts performed against the public administration, verify the reasons why the issuer did not adopt controls in this regard

Not applicable.

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5.4 – In relation to the last fiscal year, there were significant changes in the key risks faced by the issuer or in the risk management policy adopted, including any expectations of reducing or increasing the issuer's exposure to such risks.

Additionally, the economic environment in Brazil since the third quarter brought additional challenges, despite the slowdown of the Covid-19 pandemic, and the current and potential effects, especially in the face of the identification of new virus strains, continue to demand significant efforts assessing and predicting the impacts on the business.

The Integrated Risk Control Department (DCIR) has been monitoring, actively, the internal control environment with the aim of providing relevant maintenance of the internal controls of the Organization, reporting timely assessments and subsidies on the evolution of the pandemic and their reflections on our operations and of society, observing additional disclosure requirements related to risk and uncertainties, impacts and subsequent events in accordance with the CVM guidelines.

5.5 – Other relevant information

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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6. Control and economic group

6. Control and economic group

6.1 / 6.2 – Equity Position

Banco Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	4/22/2022	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,445,219,983	45.87%	1,292,135	0.02%	2,446,512,118	22.99%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	4/22/2022	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
914,471,633	17.16%	0	0.00%	914,471,633	8.59%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCF Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.233.319/0001-18	Brazilian - SP	No	Yes	4/22/2022	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
451,890,822	8.48%	119,774,968	2.25%	571,665,790	5.37%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,518,722,243	28.49%	5,190,798,444	97.73%	6,709,520,687	63.05%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
TREASURY SHARES - Date of the latest amendment: 04/19/2023
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.00%	0	0.00%	0	0.00%
Total
5,330,304,681	100.00%	5,311,865,547	100.00%	10,642,170,228	100.00%

162 – Reference Form – 2022

6. Control and economic group

Cidade de Deus Cia Cial Participações
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	10/28/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,779,096,922	35.44%	0	0.00%	2,779,096,922	35.44%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	10/28/2020	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,758,724,093	47.93%	0	0.00%	3,758,724,093	47.93%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,304,138,509	16.63%	0	0.00%	1,304,138,509	16.63%
Total
7,841,959,524	100.00%	0	0.00%	7,841,959,524	100.00%

163 – Reference Form – 2022

6. Control and economic group

NCF Participações S.A.
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	3/29/2023	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,298,788,961	74.72%	0	0.00%	1,298,788,961	39.51%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	3/29/2023	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
436,781,748	25.13%	1,549,128,110	100.00%	1,985,909,858	60.41%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	3/29/2023	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,600,385	0.15%	0	0.00%	2,600,385	0.08%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
1,738,171,094	100.00%	1,549,128,110	100.00%	3,287,299,204	100.00%

164 – Reference Form – 2022

6. Control and economic group

Nova Cidade de Deus Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
189,425,112	53.70%	0	0.00%	189,425,112	26.07%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
163,332,621	46.30%	373,794,914	100.00%	537,127,535	73.93%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
352,757,733	100.00%	373,794,914	100.00%	726,552,647	100.00%

BBD Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
BBD Participações S.A				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
				4/28/2023
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
35,389,610	22.89%	10,245,248	6.63%	45,634,858	14.76%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCD Participações Ltda
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	No	No	1/2/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.00%	74,784,306	48.42%	74,784,306	24.20%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
119,241,167	77.11%	69,416,579	44.95%	188,657,746	61.04%
Total
154,630,777	100.00%	154,446,133	100.00%	309,076,910	100.00%

165 – Reference Form – 2022

6. Control and economic group

NCD Participações Ltda
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	12/30/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
793,303,109	99.9999%	0	0.0000%	793,303,109	99.9999%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	0.0001%	0	0.0000%	1	0.0001%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
793,303,110	100.00%	0	0.00%	793,303,110	100.00%

6.3 – Capital Distribution

Date of last meeting/Date of the last alteration	4/28/2023
Number of Individual shareholders (units)	831,665
Number of Corporate shareholders (units)	34,993
Number of Institutional investors (units)	1,124

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	1,500,728,902	28.155%
Number of Preferred Shares (units)	5,146,576,868	96.888%
Total	6,647,305,770	62.462%

166 – Reference Form – 2022

6. Control and economic group

6.4 – companies in which the issuer has participation and that are relevant to the development of its activities

Corporate name	CNPJ (Corporate Taxpayer's Registry)	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	100%
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	100%
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	100%
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	100%
Bradseg Participações S.A.	02.863.655/0001-19	100%

6.5 – Organization chart of shareholders and economic group

The following chart shows our stock ownership structure in April 2023:

BBD
(Management/
Employees)
53.70% (Common)
26.07% (Total)
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% (Common)
100.00% (Preferred)
73.93% (Total)
47.93% (Common)
47.93% (Total)
AGUIAR FAMILY
16.63% (Common)
16.63% (Total)
CIDADE DE DEUS
35.44% (Common)
35.44% (Total)
45.87% (Common)
0.02% (Preferred)
22.99% (Total)
25.13% (Common)
100.00% (Preferred)
60.41% (Total)
MARKET
74.72% (Common)
39.51% (Total)
NCF
0.15% (Common)
0.08% (Total)
28.49% (Common)
97.73% (Preferred)
63.05% (Total)
8.48% (Common)
2.25% (Preferred)
5.37% (Total)
17.16% (Common)
8.59% (Total)
BANCO BRADESCO

Note: Holdings were calculated based on total capital, including shares in treasury.

a)  Direct and indirect controllers

In April 2023, our share capital consisted of 5,330,304,681 common shares and 5,311,865,547 preferred shares, with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

167 – Reference Form – 2022

6. Control and economic group

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company that in April 2023 held 25.11% of our total shares, with 22.99% in direct ownership and 2.12% in indirect ownership. Regarding our common shares (voting capital), Cidade de Deus had a 45.87% ownership.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company que, em abril de 2023, detinha 12.04% de participação indireta em nosso capital total.

The capital stock of Nova Cidade de Deus is divided into common shares (Class A and B) and preferred shares. Ownership of Class A common shares is exclusive to individuals who have the right to hold Class B shares, as well as private civil associations and foundations whose administration is under the responsibility of these individuals or directors appointed by them. The ownership of Class B common shares is limited to:

•	Members of our Board of Executive Officers.
•	Former members of our Board of Executive Officers who have become members of the Board of Directors of Banco Bradesco or its controlled companies.
•	Commercial or civil society whose shares or quotas, with voting rights, are mostly owned by the aforementioned individuals.

Currently, there are no individuals who own Class A or Class B common shares of Nova Cidade de Deus.

Fundação Bradesco

Fundação Bradesco is a non-profit institution supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. In April 2023, Fundação Bradesco held a total of 30.4% ownership in our capital, with 8.6% in direct ownership and 21.8% in indirect ownership. Regarding our common shares (voting capital), Fundação Bradesco owned 17.16%.

The administration of Fundação Bradesco is carried out by a group called "Mesa Regedora," composed of members of the Board of Directors, members of the Executive Board, Departmental Officers who have worked in the Bradesco Group for over 10 years, and members of the Board of Directors and Officers of Cidade de Deus Participações, without the right to remuneration.

BBD

BBD Participações S.A. ("BBD Participações") is a holding company that, in April 2023, held a 3.14% indirect ownership in our total capital.

Members of the Board of Directors and Statutory Directors, as well as some qualified employees of Banco Bradesco and its subsidiaries, including Bradespar, can hold shares of BBD Participações. Non-profit domestic legal entities or national companies controlled by them, whose administrators are exclusively employees and/or administrators of the Bradesco Organization, can also hold shares. However, only members of the Board of Directors and Statutory Officers have voting rights.

NCF

NCF Participações is a holding company that, in April 2023, held a 5.37% direct ownership in our total capital and 8.48% of our common shares (voting capital).

168 – Reference Form – 2022

6. Control and economic group

b)  Related parties and subsidiaries

Main Companies, with direct and indirect participation, included in the consolidated financial statements:
	Activity	Shareholding interest
		2022	2021	2020
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	Banking	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	Digital Banking	100.00%	50.01%	-
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%

Financial Sector – Overseas
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%	100.00%
Bradesco Bank (5)	Banking	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros(6)	Insurance	-	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%	100.00%
Odontoprev S.A. (7)(8)	Dental care	51.41%	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2)(7)	Insurance	99.98%	99.98%	99.98%

169 – Reference Form – 2022

6. Control and economic group

	Activity	Shareholding interest
		2022	2021	2020
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	-	-	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (2)	Services	100.00%	100.00%	100.00%

(1) In February 2022, we acquired 50% of holding, and now we hold 100% of the total capital; (2) The functional currency of these companies abroad is the Real; (3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; (4) The functional currency of this company is the Mexican Peso; (5) The functional currency of this company is the Dollar; (6) Company incorporated in May 2022; (7) Accounting information used with date lag of up to 60 days; and (8) Increase in the percentage of participation related to the Treasury Stock Split/Cancellation occurred in April 2022).

c)	Issuer’s holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 6.5.“b”.

d)	Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

e)	Companies under common control

Bradesco is a company that has the same groups of controlling shareholders as Bradespar S.A.

6.6 – Other relevant information

Item 6.1

Information about the controlling companies:

▪	Fundação Bradesco: because it is a Foundation, it does not have shareholders to be identified. Bradesco’s Management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, maximum Deliberative Body of that Entity; and
▪	BBD: the other shareholders of BBD, holders of 61.04% of its total capital, are pulverized and do not individually hold a sufficient shareholding interest to be indicated in item 6.1.

170 – Reference Form – 2022

7. Shareholders’ meeting and management

7. Shareholders’ meeting and management

7.1 – Describe the main characteristics of the issuing authority's management bodies and fiscal council, identifying:

a) main characteristics of the policies for indicating and filling positions, if any, and, if the issuer discloses it, places on the worldwide network of computers in which the document can be consulted

The Board of Directors approved in 2017 the Policy of Nomination and Succession of Directors of the Bradesco Organization. This Policy guides the process of appointing administrators, which comprises both members of the Board of Directors and the Board, at its various hierarchical levels.

It states that both the availability of time and aspects of diversity, such as gender, ethnicity, color, age, marital status, sexual orientation, religious choice, physical condition or socioeconomic class, in addition to diversity of experience and technical and behavioral competences, should be respected in the process of appointing candidates for possible vacancies in the Board of Directors and the Board.

This whole process of appointing uses criteria of meritocracy, in addition to the aspects already mentioned. In this way, even any Executive Director has the possibility of being elected to compose the Board of Directors.

The Policy of Nomination and Succession is publicly available on Bradesco IR (Corporate Governance – Bylaws, Policies, Standards and Compensation Agreement).

b) if there are performance evaluation mechanisms, informing, in a positive case:

i. the periodicity of the evaluations and its scope

Members of the Board of Directors

The annual evaluation of the Board of Directors, as a Collegiate Body, and of its members on an individual basis, has been taking place since 2006, the year in which the attributes for conducting the assessment, by the Chairman of the Body, were established and formalized.

In 2020, the process was modified and research was sent to each of its members for their self-evaluation, evaluation of its peers and of the Body itself. The result of the evaluation of the Body as collegiate was disclosed to the entire Board, in an Executive Session in January 2021.

Since 2021, aiming at the continuous improvement of good governance practices, the annual evaluation process of the Board of Directors, both individually from its members and from the collegiate, has been conducted by an independent company.

Based on assessments conducted throughout 2021, based on questionnaires and individual interviews with Managers and Committee members subordinate to the Board of Directors, the contractor hired to provide the consultancy published, in December 2021, the final result of the evaluation of the Board as Collegiate Body. As for the individual evaluation, each director received only their final evaluation, attributed by the other members in strict confidentiality, in order to ensure the effectiveness of the research.

The evaluation, therefore, makes it possible to identify the Body’s strengths, of the points for improvement, as well as the actions to be implemented, in order to, among other things, provide feedback and submit the names of the candidates for possible re-election.

Members of the Committees

Bradesco’s Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Charters. During the year, there were some assessments of controls at entity level, which were used to monitor and detect relevant deviations or relevant errors and materials in the processes. In these assessments, the internal controls help to ensure that the guidelines are being executed.

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7. Shareholders’ meeting and management

The interaction between the Committees and the Board of Directors is intense in Bradesco. The number of committee sessions, as well as meetings with the Board and with different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management’s support for the development of the activities. Moreover, the presence of the Board of Directors and Board of Executive Officers members within the Committees further facilitates the relationship between the bodies, as well as their functioning.

Annually, the Audit Committee formalizes the Self-Assessment of its members and approves the instruments with the Coordination. It contemplates the aspects related to the technical knowledge and performance of the Committee Members on the various relevant issues and Areas of the Bradesco Organization, namely:

•	Financial and Accounting Statements;
•	Loan Operations, Treasury / Investment Funds (Capital Market) and Insurance;
•	Risk Management and Internal Controls;
•	Compliance, Conduct and Ethics; and
•	Technical evaluation of Audits – Independent and Internal (scope, coverage and results).

Members of the Board of Executive Officers

The evaluation of the CEO is carried out by external consultancy, as with the Board of Directors.

The Chief Executive Officer evaluates their direct subordinates (Vice-Presidents); they evaluate their direct subordinates (Managing Officer, Deputy Officer, Departmental Officer and Officer, when these members report directly to the Vice-Presidents). The Board of Executive Officers (Vice-Presidents, Managing Officer and Deputy Officer) and the other officers, are classified under the heading “Other officers” (below).

Every three months, the other Officers are evaluated and the result of this evaluation is also used for the eventual receipt of variable compensation. The Nomination and Succession Policy of the Bradesco Organization establishes that both the availability of time and aspects of diversity, such as gender, race, ethnicity and age group, as well as diversity of experience and technical and behavioral competencies, are respected in the process of nomination of possible candidates for vacancies on the Board of Directors. This process occurs by meritocracy. Thus, any Executive Officer, apart from the aspects mentioned above, has the possibility of being elected to compose the Board of Directors.

Other Officers

The individual performance of the Management, as well as that of their corresponding areas, is accompanied by their respective superiors regarding the process of formal evaluation, following the requisites of Resolution No. 3,921/10.

For the formal evaluation process, specific indicators are defined for the evaluation of the areas and for individual evaluation, according to the functions of the Board, considering the business-oriented areas, control areas and other support areas.

For the evaluation of the areas, at least the following groups of indicators and/or concepts are considered:

a)	actions of the main activity: are criteria that suggest the goals and objectives of the main activities of the area;
b)	ctions geared to operating efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources
c)	actions directed to customer service: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control);
d)	actions focused on client service: these are criteria that evaluate the results/levels of satisfaction of internal and/or external clients; and

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7. Shareholders’ meeting and management

e)	actions focused on socio-environmental aspects: are indicators that evaluate the level of adherence with the Corporate Sustainability Strategy, in conducting the objectives of the area, considering ESG (Environmental, including Climate change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

For individual evaluation, at least the following concepts are considered:

a)	quality of products/services: aims to evaluate the quality standards of products/services offered/provided according to the area of the evaluated Director;
b)	commitment to the strategy: aims to assess whether its performance reflected positively with relevant contributions to Strategic Planning in the period;
c)	participation in board decisions: aims to evaluate the active participation in meetings and committees convened, with positions that contributed to the decisions submitted;
d)	team leadership: evaluates the team management process;
e)	planning: evaluates the capacity to plan the performance of his area in the medium and long term
f)	overview: it mainly evaluates the view of the Directors on future trends to meet market demands; and
g)	it applies to the Board of Directors and its respective members, if applicable, to the indicators listed above.

The performance assessments of the Administrators of the internal control and risk management areas should be based on the achievement of the objectives of their own roles and not specifically on the overall performance of the Organization. These are considered areas of internal control and risks within the Organization, Integrated Risk Control and Audit and General Inspectorate – AIGL, as well as the related areas of the other companies of the Organization.

ii. methodology adopted and the main criteria used in the evaluations

The methodology used took assessments into account factors, such as: experience, diversity of skills, leadership and communication styles among the directors, structuring, agenda, number of meetings, time spent on topics discussed in meetings, flow of information and tools used, quality of discussions and how decisions are made.

iii. whether external consulting or advisory services have been contracted

For the evaluation of the CEO and the Board of Directors, both of the Board, as an entity, and of the members of the Board individually, Bradesco hired the services of a specialized external consultancy, which elaborated the result of the evaluation through questionnaires and individual interviews with Administrators and members of Committees subordinated to the Board of Directors.

c) rules for the identification and administration of conflicts of interest

Among the corporate documents that dictate the governance rules in the Bradesco Organization, three clearly express the guidelines to be followed in case of conflicts of interest:

•   The Code of Ethical Conduct, in item 4.1.1, which establishes that in view of any conflict of interest, the manager, employee or stakeholder must promptly inform the fact to his/her superior and peer(s) involved and not engage, even physically, in discussions and deliberations on the referred theme; In the event of conflict during the time of the discussion or deliberation in the board of directors or audit committee, the removal of the conflicted person should be recorded in the minutes of the meeting of the respective body. If the conflicted person does not manifest himself/herself, another person can do it, if they are aware of the conflict.

•   Both the Charter of the Board of Directors and that of the Board of Executive Officers deal with the theme, in the context of the Body, stating that the Managers must intervene in any corporate operation in which they have a conflicting interest with that of the Company or with any company of the Bradesco Organization and deliberate in the presence of any conflict of interest, being incumbent upon them to report their impediment and withdraw, even physically, from discussions and deliberations in relation to the specific theme, recording the withdrawal in the minutes.

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d) per body:

Total number of members, grouped by self-declared gender identity
Administrative body	Female	Male	Non-binary	Others	Prefer not to answer
Board of Executive Officers and Departmental Directorate	15	124	0	0	0
Board of Directors – Regular Members	2	9	0	0	0
Board of Directors – Alternate Members	0	0	0	0	0
Fiscal Council – Regular Members	2	3	0	0	0
Fiscal Council – Alternate Members	0	4	0	0	0
TOTAL NUMBER OF MEMBERS	19	140	0	0	0

Total number of members, grouped by self-declared color or race identity
Administrative body	Asian	White	Black	Brown	Indigenous	Others	Prefer not to answer
Board of Executive Officers and Departmental Directorate	2	117	0	5	0	0	15
Board of Directors – Regular Members	1	3	0	0	0	0	7
Board of Directors – Alternate Members	0	0	0	0	0	0	0
Fiscal Council – Regular Members	0	3	0	0	0	0	2
Fiscal Council – Alternate Members	0	4	0	0	0	0	0
TOTAL NUMBER OF MEMBERS	3	127	0	5	0	0	24

e) if any, specific objectives that the issuer has regarding the diversity of gender, color or race or other attributes among the members of its management bodies and its fiscal council

None.

f) role of management bodies in the assessment, management and supervision of climate-related risks and opportunities

The climate agenda is contemplated in Sustainability Governance, with well-defined corporate guidelines and in the support and engagement of voluntary commitments undertaken by the Organization. Climate governance is integrated with the governance of social, environmental and climate risks, which is under the Management of the Socio-environmental Risk Area.

At Strategic level, we highlight the performance of the Sustainability and Diversity Committee, composed of members of the Board of Directors, including the Chairman and Vice-Presidents, has the task of defining the Sustainability Strategy, including the Climate Strategy. It meets bimonthly to conduct the main decisions, approval of plans and targets, and follow-up of the implementation of social, environmental and climate guidelines, always in an integrated way with the other policies of the Organization.

At Executive level, we highlight the performance of the Sustainability Committee, composed of executive directors and directors from various areas, the forum is responsible for proposing initiatives and advising the decisions of the committee, doing the implementation of the social, environmental and climate strategy in the areas.

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At Operational level, the departments of Sustainability and Integrated Risk Control translate the risks and opportunities to the other structures of the Organization, supporting the integration of the theme to the business.

7.2 – In relation specifically to the board of directors

a)  permanent bodies and committees that report to the board of directors

Bradesco’s administrative structure has a Board of Directors, a Statutory Board and seven Committees that advise the Board of Directors in establishing the corporate strategy and policies. They are the Remuneration and Audit Committees, which are statutory, and those of Integrity and Ethical Conduct, Risks, Nomination and Succession, Sustainability and Diversity and Strategic, which are not statutory.

Audit Committee:

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years. Previous members of the Audit Committee can only rejoin the body after a minimum period of three years from the end of their last allowed reappointment. Up to one-third of the members of the Audit Committee may be reappointed for consecutive terms, without the mentioned time interval being required.

At least one of the members of the Audit Committee must have proven knowledge in the areas of accounting and auditing of Financial Institutions that qualify it for the role and at least one of the members of the Audit Committee must be a member of the Board of Directors that does not participate in the Board.

The member of the Audit Committee may be dismissed by the Board of Directors at any time during the term of their term of office, in cases of conflict of interest, non-compliance with the obligations inherent to their position or if they perform below the expected performance of the Organization.

The Audit Committee is responsible for recommending and advising the Board of Directors in its tasks related to the monitoring of the accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries, for the indication and assessment of the activities of independent auditing, as well as the monitoring of the Internal Audit.

The attributions and other details about the Committee are available on the IR website of Banco Bradesco (Final-Regimento-do-Comite-de-Auditoria.pdf (bradescori.com.br).

Remuneration Committee

The Remuneration Committee is responsible for advising the Board of Directors in conducting the remuneration policy for the Directors, in accordance with the internal policies and regulations governing the matter, as well as applicable regulations and legislation.

The responsibilities of the Committee are available on the Investor Relations (IR) website of Banco Bradesco. (Regimento_Remuneracao_2022.pdf (bradescori.com.br).

This Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

Risk Committee

The purpose of this Committee is to advise the Board of Directors of Banco Bradesco S.A. in the performance of its attributions related to risk and capital management.

Risk and capital management, in turn, is carried out through collegiate body decisions, relying on specific committees. This process counts on the participation of all layers covered by the scope of Corporate Governance, which includes from Top Management to the various areas of business, operational, products and services, such as the Audit Committee, the Integrity and Ethical Conduct Committee, the Internal Audit and several executive committees, in addition to the Risk Committee.

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b) how the board of directors evaluates the work of the independent audit, indicating whether the issuer has a policy of hiring extra audit services with the independent auditor and, if the issuer publishes the policy, locations on the worldwide network of computers where the document can be consulted

The Bank’s independent audit reports to the Board of Directors, by means of the Statutory Audit Committee of the Bradesco Organization

The Audit Committee is the body responsible for recommending to the Board of Directors the entities to be contracted for the rendering of independent audit services to examine the financial statements, in addition to their salaries and replacements, as well as for the Actuarial Audit services, in the case of the Bradesco Seguros Group, in addition to its remuneration and substitutions.

In the assessment of the effectiveness of the independent audit, the Audit Committee should, also, analyze, previously, the hiring of the Independent auditor for the provision of other services that are not the audit of the financial statements, ensuring their independence and the observation of the legislation in force and Standards of the Profession, reporting to the Board of Directors, at least semiannually. This assignment of the Committee is formalized in the first paragraph of Article 4 of its rules of procedure, which was approved by the Board of Directors and is publicly available on the Investor Relations website: https://bradescori.com.br/wp-content/uploads/sites/541/2022/04/Final-Regimento-do-Comite-de-Auditoria.pdf.

Regarding the relationship of the independent audit with the Audit Committee, The Committee meets with the independent auditing firm to discuss the planning of the work for the period, and throughout the fiscal year, the auditing firm presents its achievements and key findings to the Committee. Reporting to the Board of Directors is done by both the independent auditors and the Committee through meetings held during the fiscal year.

The company has a policy for hiring independent audit services, approved by the board of directors, which establishes an effective process for hiring this type of service, aligned with the applicable laws and regulations. In addition, it guarantees the independence and objectivity necessary for the performance of Independent Audit activities. The policy is disclosed on the Bradesco Investor Relations website, under the Governance tab, item Status, Policies, Rules and Indemnity Agreement (https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/8313f4b7-55e6-7a32-ee65-1002da6f8278?origin=1).

c)  if applicable, channels established so that critical issues related to ESG and compliance issues and practices are made aware to the Board of Directors

It is the Sustainability and Diversity Committee, which is composed of members of the Board of Directors and Executive Directors, including the Chief Executive Officer and the Executive Vice-Presidents, who meet bimonthly to evaluate the ESG performance, outline strategies of action and ensure their execution. In it, the main decisions are conducted, such as the approval of plans and goals. It monitors the implementation of social, environmental and climate guidelines integrated with the other policies of the Organization. In addition to the participation of board members in the Committee, semi-annual meetings are held with the entire Board of Directors for deliberation on strategic issues related to sustainability and ESG indicators.

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7.3 – For each of the directors and members of the issuer's fiscal council, indicate in a table form:

✓	MEMBERS OF THE BOARD OF DIRECTORS:

Term of office: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2024.

Elected by the controller: Yes

Independent Members: The members of the Board of Directors, Mr. Samuel Monteiro dos Santos Junior, Mr. Paulo Roberto Simões da Cunha, Mr. Walter Luis Bernardes Albertoni and Ms. Denise Pauli Pavarina, are independent members elected by the controller and made a statement attesting their placements regarding the criteria of independence established in CVM Resolution No. 168/2022.

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board of Directors is involved in the convictions contained in items i, ii and iii above.

LUIZ CARLOS TRABUCO CAPPI

data of birth:	10.6.1951
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	250.319.028-68
election position held:	Chairman of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.19.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2009

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Chairman of the Board of Directors (Non-Executive Board Member). From March 2014 to October 2017, he held the position of Vice-Chairman of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer, which he held from March 2009 to March 2018.
• BBD Participações S.A. Chairman of the Board of Directors and Chief Executive Officer.
• Nova Cidade de Deus Participações S.A. Chief Executive Officer.
• Fundação Bradesco Chairman of the Managing Board and Chief Executive Officer.
• Cidade de Deus – Companhia Comercial de Participações Chairman of the Board of Directors and Chief Executive Officer.
• NCF Participações S.A. Chairman of the Board of Directors.
• Bitz Instituição de Pagamento S.A. Chairman of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Chairman of the Board of Directors
• Bradesco Capitalização S.A. Chairman of the Board of Directors

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• Bradesco Leasing S.A. – Arrendamento Mercantil. Chairman of the Board of Directors
• Bradesco Saúde S.A.: Chairman of the Board of Directors
• Bradesco Vida e Previdência S.A. Chairman of the Board of Directors
• Bradseg Participações Ltda. Chairman of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Chairman of the Board of Directors
• Companhia Brasileira de Gestão de Serviços – Orizon Effective Member and Chairman of the Board of Directors
• Elo Participações S.A. Chairman of the Board of Directors
• Fleury S.A. Effective Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. Chairman of the Board of Directors
• Odontoprev S.A. Chairman of the Board of Directors
• Banco Bradesco BBI S.A. 4.28.2009 to 4.26.2018 – Chief Executive Officer
• Bradesco Administratora de Consórcios Ltda.: 4.14.2009 to 4.30.2018 – Chief Executive Officer

• Bradespar S.A. Chairman of the Board of Directors (Non-Executive Board Member). From 4.28.2014 to 4.27.2018 he held the position of Vice-Chairman of the Board of Directors (Non-Executive Board Member).

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALEXANDRE DA SILVA GLÜHER

data of birth:	8.14.1960
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	282.548.640-04
election position held:	Vice-Chairman of the Board of Directors
date of election:	8.4.2022
date that office was taken:	8.4.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Vice-Chairman of the Board of Directors. From January 2014 to March 2018, he held the position of Executive Vice-President Director
• BBD Participações S.A. Member of the Board of Directors
• Nova Cidade de Deus Participações S.A. Officer
• Fundação Bradesco Member of the Board of Trustees and Managing Officer
• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors
• NCF Participações S.A. Member of the Board of Directors.
• Bradesco Bank Chairman of the Board of Directors
• Banco Digio S.A. Member of the Board of Directors
• Bitz Instituição de Pagamento S.A. Vice-Chairman of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors
• Bradesco Capitalização S.A. Member of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil. Vice-Chairman of the Board of Directors
• Bradesco Saúde S.A. Member of the Board of Directors
• Bradesco Vida e Previdência S.A. Member of the Board of Directors
• Bradseg Participações S.A. Member of the Board of Directors

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• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. Vice-Chairman of the Board of Directors
• Ágora Investimentos S.A. 3.28.2014 to 3.12.2018 – Officer
• Aranaú Holdings S.A. 3.10.2014 to 3.12.2018 – Officer
• Banco Bradescard S.A. 4.25.2017 to 3.12.2018 – Managing Officer
• Banco Bradesco BBI S.A. 3.26.2014 to 3.12.2018 – Vice-President Director
• Banco Bradesco BERJ S.A. 2.14.2014 to 3.12.2018 – Vice-President Director
• Banco Bradesco Financiamentos S.A. 4.27.2017 to 3.12.2018 – Managing Officer
• Banco Losango S.A. – Banco Múltiplo 4.28.2017 to 3.12.2018 – Managing Officer
• Bradescard Elo Participações S.A. 4.24.2017 to 3.12.2018 – Managing Officer
• Bradesco Administratora de Consórcios Ltda. 4.28.2014 to 3.12.2018 – Vice-President Director
• Bradesco Saúde – Operadora de Planos S.A. 3.10.2014 to 4.3.2018 – Officer
• Companhia Securitizadora de Créditos Financeiros Rubi 4.30.2014 to 3.12.2018 – Officer
• Kirton Bank S.A. – Banco Múltiplo 4.28.2017 to 3.12.2018 – General Officer
• Quixaba Empreendimentos e Participações Ltda. 3.26.2018 to 4.22.2019 – General Officer
• Bradespar S.A. Vice-Chairman of the Board of Directors
• Bradesco Holding de Investimentos S.A. 4.2.2014 to 3.12.2018 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

DENISE AGUIAR ALVAREZ

data of birth:	1.24.1958
profession:	Educator
CPF No. (Tax ID) or Passport No.:	032.376.698-65
election position held:	Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.19.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.12.1990

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member).
• BBD Participações S.A. Member of the Board of Directors
• Fundação Bradesco Member of the Board of Trustees and Deputy Officer
• Cidade de Deus-Companhia Comercial de Participações Member of the Board of Directors and Officer
• Bradespar S.A. Member of the Board of Directors
• Bradseg Participações S.A. 6.18.2018 to 7.20.2020 – Member of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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CARLOS ALBERTO RODRIGUES GUILHERME

data of birth:	12.21.1943
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	021.698.868-34
election position held:	Member of the Board of Directors
date of election:	8.4.2022
date that office was taken:	8.4.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2009

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member).
• Bradespar S.A. Member of the Board of Directors (Non-Executive Board Member).
• BBD Participações S.A. Member of the Board of Directors and Officer
• Nova Cidade de Deus Participações S.A. Officer
• Fundação Bradesco Member of the Board of Trustees and Managing Officer
• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors and Officer
• NCF Participações S.A. Member of the Board of Directors
• Bitz Instituição de Pagamento S.A. Member of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors
• Bradesco Capitalização S.A. Member of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil. Member of the Board of Directors
• Bradesco Vida e Previdência S.A. Member of the Board of Directors
• Bradseg Participações S.A. Member of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. Member of the Board of Directors
• Bradesco Saúde S.A. Member of the Board of Directors
• Banco Bradesco BERJ S.A. 2.14.2014 to 4.30.2018 – Chief Executive Officer
• Companhia Securitizadora de Créditos Financeiros Rubi 3.19.2018 to 4.30.2019 – General Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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MILTON MATSUMOTO

data of birth:	4.24.1945
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	081.225.550-04
election position held:	Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.8.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2011

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member).
• Bradespar S.A. Member of the Board of Directors (Non-Executive Board Member).
• BBD Participações S.A. Vice-Chairman of the Board of Directors and Vice-President Director
• Nova Cidade de Deus Participações S.A. Vice-President Director.
• Fundação Bradesco Vice-Chairman of the Managing Board and Vice-President Director
• Cidade de Deus – Companhia Comercial de Participações Vice-Chairman of the Board of Directors and Vice-President Director
• NCF Participações S.A. Vice-Chairman of the Board of Directors.
• Bradesco Bank Vice-Chairman of the Board of Directors
• Bitz Instituição de Pagamento S.A. Member of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors
• Bradesco Capitalização S.A. Member of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil. Member of the Board of Directors
• Bradesco Saúde S.A. Member of the Board of Directors
• Bradesco Vida e Previdência S.A. Member of the Board of Directors
• Bradseg Participações S.A. Member of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. Member of the Board of Directors
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MAURÍCIO MACHADO DE MINAS

data of birth:	7.1.1959
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	044.470.098-62
election position held:	Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.7.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2018

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Main professional experiences during the last 5 years, highlighting positions and roles held
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Sector of activity: Member of the Board of Directors (Non-Executive Board Member). From January 2014 to January 2019, he held the position of Executive Vice President Director.
• BBD Participações S.A. Member of the Board of Directors.
• Nova Cidade de Deus Participações S.A. Officer
• Fundação Bradesco Member of the Board of Trustees and Managing Officer
• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors.
• NCF Participações S.A. Member of the Board of Directors.
• Banco Digio S.A. Member of the Board of Directors
• Bitz Instituição de Pagamento S.A. Member of the Board of Directors
• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors
• Bradesco Capitalização S.A. Member of the Board of Directors
• Bradesco Vida e Previdência S.A. Member of the Board of Directors
• Bradesco Saúde S.A. Member of the Board of Directors
• Bradesco Leasing S.A. – Arrendamento Mercantil. Member of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors
• Bradseg Participações S.A. Member of the Board of Directors
• CPM Holdings Limited Member of the Board of Directors
• Bradespar S.A. Member of the Board of Directors
• Companhia Brasileira de Gestão de Serviços – Orizon Effective Member of the Board of Directors
• Fleury S.A. Alternate Member of the Board of Directors
• Next Tecnologia e Serviços Digitais S.A. Member of the Board of Directors
• Banco Bradescard S.A. 4.25.2017 to 1.28.2019 – Managing Officer
• Banco Bradesco BBI S.A. 3.26.2014 to 1.28.2019 – Vice-President Director
• Banco Bradesco BERJ S.A. 4.30.2018 to 1.28.2019 – Managing Officer
• Banco Bradesco Financiamentos S.A. 4.27.2017 to 1.28.2019 – Managing Officer
• Banco Losango S.A. – Banco Múltiplo 4.28.2017 to 1.28.2019 – Managing Officer
• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.28.2017 to 1.28.2019 – Managing Officer
• Bradescard Elo Participações S.A. 4.24.2017 to 1.28.2019 – Managing Officer
• Bradesco Administratora de Consórcios Ltda. 4.30.2018 to1.28.2019 – Managing Officer
• Kirton Bank S.A. – Banco Múltiplo 4.28.2017 to 1.28.2019 – Managing Officer
• Ágora Investimentos S.A. 3.28.2014 to 1.28.2019 – Officer
• Aranaú Holdings S.A. 3.10.2014 to 1.28.2019 Officer
• Bradesco Holding de Investimentos S.A. 4.2.2014 to 1.28.2019 – Officer
• Bradesco Saúde – Operadora de Planos S.A. 3.10.2014 to 6.5.2018 – Officer
• Companhia Securitizadora de Créditos Financeiros Rubi 4.30.2014 to 1.28.2019 – Officer
• Quixaba Empreendimentos e Participações Ltda. 2.14.2014 to 1.28.2019 – Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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RUBENS AGUIAR ALVAREZ

data of birth:	10.23.1972
profession:	Economist
CPF No. (Tax ID) or Passport No.:	136.527.778-08
election position held:	Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.7.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	5.4.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member).
• Bradespar S.A. Member of the Board of Directors
• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors and Officer
• Fundação Bradesco Member of the Board of Trustees and Deputy Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

SAMUEL MONTEIRO DOS SANTOS JUNIOR

data of birth:	2.5.1946
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	032.621.977-34
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.8.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.11.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors.
• Bradesco Auto/RE Companhia de Seguros Vice-Chairman of the Board of Directors
• Bradesco Capitalização S.A. Vice-Chairman of the Board of Directors
• Bradesco Vida e Previdência S.A. Vice-Chairman of the Board of Directors
• Bradesco Saúde S.A. Vice-Chairman of the Board of Directors
• Bradseg Participações S.A. Vice-Chairman of the Board of Directors
• BSP Empreendimentos Imobiliários S.A. Vice-Chairman of the Board of Directors
• Companhia Brasileira de Gestão de Serviços – Orizon Effective Member of the Board of Directors

183 – Reference Form – 2022

7. Shareholders’ meeting and management

• Fleury S.A. Effective Member of the Board of Directors
• Odontoprev S.A. Effective Member of the Board of Directors
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

WALTER LUIS BERNARDES ALBERTONI

data of birth:	9.29.1968
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	147.427.468-48
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.11.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.11.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors.

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

PAULO ROBERTO SIMÕES DA CUNHA

data of birth:	5.27.1950
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	567.047.048-68
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.7.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2021

184 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors.
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

DENISE PAULI PAVARINA

data of birth:	4.14.1963
profession:	Financial Advisor
CPF No. (Tax ID) or Passport No.:	076.818.858-03
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2022
date that office was taken:	4.7.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Independent Member of the Board of Directors. From 2015 to 2019: Executive Managing Officer
• Bradesco Leasing S.A. – Arrendamento Mercantil 4.30.2018 to 1.10.2019 – Managing Officer
• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 1.9.2012 to 1.10.2019 – Managing Officer
• Fundação Bradesco 12.8.2009 to 1.10.2019 – Member of the Board of Trustees
• Kirton Bank S.A. – Banco Múltiplo 7.1.2016 to 1.10.2019 – Managing Officer
• NCF Participações S.A. 4.30.2018 to 1.10.2019 – Managing Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

✓	MEMBERS OF THE BOARD OF EXECUTIVE OFFICERS:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

185 – Reference Form – 2022

7. Shareholders’ meeting and management

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board of Executive Officers is involved in the convictions contained in items i, ii and iii above.

OCTAVIO DE LAZARI JUNIOR

data of birth:	7.18.1963
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	044.745.768-37
election position held:	Chief Executive Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.3.2012

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Chief Executive Officer.

• BBD Participações S.A. Member of the Board of Directors.

• Nova Cidade de Deus Participações S.A. Officer.

• Fundação Bradesco Member of the Board of Trustees and Managing Officer.

• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors.

• NCF Participações S.A. Chief Executive Officer.

• Banco Digio S.A. Member of the Board of Directors

• Bitz Instituição de Pagamento S.A. Member of the Board of Directors

• Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors

• Bradesco Capitalização S.A. Member of the Board of Directors

• Bradesco Holding de Investimentos S.A. Chief Executive Officer

• Bradesco Leasing S.A. – Arrendamento Mercantil. Chief Executive Officer.

• Bradesco Saúde S.A. Member of the Board of Directors

• Bradesco Vida e Previdência S.A. Member of the Board of Directors

• Bradseg Participações S.A. Member of the Board of Directors

• BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors

• Companhia Brasileira de Gestão de Serviços – Orizon Effective Member of the Board of Directors

• Elo Participações Ltda. Member of the Board of Directors

• Fleury S.A. Alternate Member do Board of Directors

• Next Tecnologia e Serviços Digitais S.A. Member of the Board of Directors

• Odontroprev S.A. Effective Member of the Board of Directors

186 – Reference Form – 2022

7. Shareholders’ meeting and management

• Banco Bradesco BBI S.A. 4.26.2018 to 4.29.2019 – Chief Executive Officer

• Banco Bradesco BERJ S.A. 8.16.2017 to 4.30.2018 – Vice-President Director

• Banco Bradesco Financiamentos S.A. 8.15.2017 to 4.27.2018 – Managing Officer

• Banco Losango S.A. – Banco Múltiplo 8.16.2017 to 4.30.2018 – Managing Officer

• Bradesco SegPrev Investimentos Ltda. 5.31.2017 to 4.30.2018 – Chief Executive Officer

• Bradesco Seguros S.A. 6.12.2017 to 6.15.2018 – Chief Executive Officer

• Kirton Bank S.A. – Banco Múltiplo 8.21.2017 to 4.30.2018 – Managing Officer

• Banco Bradescard S.A. 8.15.2017 to 4.25.2018 – Managing Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 8.21.2017 to 4.30.2018 – Managing Officer

• Bradesco Administratora de Consórcios Ltda. 8.21.2017 to 4.30.2018 – Vice-President Director

• Bradesco Diagnóstico em Saúde S.A. 2.11.2021 to 10.20.2021 – Chief Executive Officer

• Bradesco Gestão de Saúde S.A. 2.11.2021 to 10.20.2021 – Chief Executive Officer

• Novamed Gestão de Clínicas Ltda. 8.10.2017 to 4.30.2018 – General Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCELO DE ARAÚJO NORONHA

data of birth:	8.10.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	360.668.504-15
election position held:	Executive Vice-President Director
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.17.2010

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Vice-President Director

• BBD Participações S.A. Member of the Board of Directors

• Nova Cidade de Deus Participações S.A. Officer

• Fundação Bradesco. Member of the Board of Trustees and Managing Officer

• Cidade de Deus – Companhia Comercial de Participações. Member of the Board of Directors

• Bradesco Leasing S.A. – Arrendamento Mercantil. Vice-President Director

• NCF Participações S.A. Vice-President Director

• Banco Bradescard S.A. Vice-President Director

• Banco Bradesco BBI S.A. General Officer

• Banco Bradesco BERJ S.A. Vice-President Director

• Banco Bradesco Financiamentos S.A. Managing Officer

• Banco Losango S.A. – Banco Múltiplo Vice-President Director

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Vice-President

• Bradescard Elo Participações S.A. General Officer

• Bradescard México, Sociedad de Responsabilidad Limitada 6.2.2010 to 9.18.2018 – Manager

• Bradesco Administratora de Consórcios Ltda. Vice-President Director

• Bradesco Securities Hong Kong Limited. Chairman of the Board of Directors

• Bradesco Securities UK Limited Chairman of the Board of Directors

• Bradesco Securities, Inc. Chairman of the Board of Directors

187 – Reference Form – 2022

7. Shareholders’ meeting and management

• Cielo S.A. Instituição de Pagamento Member of the Board of Directors

• Bradport – S.G.P.S. Sociedade Unipessoal, Ltda. Manager

• Kirton Bank S.A. – Banco Múltiplo Vice-President Director

• Elo Participações Ltda. Member of the Board of Directors

• Alelo Instituição de Pagamento S.A. Member of the Board of Directors

• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 1.14.2019 to 3.4.2022 – General Officer

• Companhia Securitizadora de Créditos Financeiros Rubi Officer

• CPM Holdings Limited Member of the Board of Directors

• Elo Serviços S.A. Member of the Board of Directors

• Livelo S.A. Member of the Board of Directors

• Banco Bradesco Argentina S.A. 3.24.2017 to 3.21.2018 – Chief Executive Officer

• Ágora Investimentos S.A. Vice-President Director

• Bradesco Bank Directorate Member

• Banco Digio S.A. Vice-Chairman of the Board of Directors

• Bitz Instituição de Pagamento S.A. Vice-President Director

• Bradesco Holding de Investimentos S.A. Vice-President Director

• Quixaba Empreendimentos e Participações Ltda. Vice-President Director

• Bradesco Saúde – Operadora de Planos S.A. 4.28.2015 to 6.5.2018 – Officer

• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Vice-President Director

• Aranaú Holdings S.A. Vice-President Director

• BSP Empreendimentos Imobiliários Member of the Strategic Committee

• Kartra Participações Ltda. Vice-President Director

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANDRÉ RODRIGUES CANO

data of birth:	7.22.1958
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	005.908.058-27
election position held:	Executive Vice-President Director and Chief Financial Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.17.2010

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Executive Vice-President Director

•   BBD Participações S.A. Member of the Board of Directors

•   Nova Cidade de Deus Participações S.A. Officer

•   Fundação Bradesco Member of the Board of Trustees and Managing Officer

•   Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•   Bradesco Leasing S.A. – Arrendamento Mercantil Vice-President Director

•   NCF Participações S.A. Vice-President Director

•   Banco Bradescard S.A. Vice-President Director

188 – Reference Form – 2022

7. Shareholders’ meeting and management

•   Banco Bradesco BBI S.A. Vice-President Director

•   Banco Bradesco BERJ S.A. Vice-President Director

•   Banco Bradesco Financiamentos S.A. Managing Officer

•   Banco Losango S.A. – Banco Múltiplo Vice-President Director

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Vice-President Director

•   Bradescard Elo Participações S.A. Managing Officer

•   Bradesco Administratora de Consórcios Ltda. Vice-President Director

•   Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários General Officer

•   Kirton Bank S.A. – Banco Múltiplo Vice-President Director

•   Bradport – S.G.P.S. Sociedade Unipessoal, Lda. Manager

•   Companhia Securitizadora de Créditos Financeiros Rubi Officer

•   CPM Holdings Limited Member of the Board of Directors (representing Bradesco Organization)

•   Ágora Investimentos S.A. Vice-President Director

•   Bitz Instituição de Pagamento S.A. Vice-President Director

•   Bradesco Holding de Investimentos S.A. Vice-President Director

•   Quixaba Empreendimentos e Participações Ltda. Vice-President Director

•   Aranaú Holdings S.A. General Officer

•   Kartra Participações Ltda. Vice-President Director

•   Bradesco Saúde – Operadora de Planos S.A. 4.20.2017 to 6.5.2018 – General Officer

•   Next Tecnologia e Serviços Digitais S.A. 4.24.2017 to 3.31.2020 – General Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CASSIANO RICARDO SCARPELLI

data of birth:	7.28.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	082.633.238-27
election position held:	Executive Vice-President Director
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.9.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Vice-President Director

• BBD Participações S.A. Member of the Board of Directors

• Nova Cidade de Deus Participações S.A. Officer

• Fundação Bradesco Member of the Board of Trustees and Managing Officer

• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

• Bradesco Leasing S.A. – Arrendamento Mercantil. Vice-President Director

• NCF Participações S.A. Vice-President Director

• Banco Bradescard S.A. Vice-President Director

• Banco Bradesco BBI S.A. Vice-President Director

• Banco Bradesco BERJ S.A. General Officer

• Banco Bradesco Financiamentos S.A. Managing Officer

189 – Reference Form – 2022

7. Shareholders’ meeting and management

• Banco Losango S.A. – Banco Múltiplo Vice-President Director

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Vice-President Director

• Bradescard Elo Participações S.A. Managing Officer

• Bradesco Administratora de Consórcios Ltda. Vice-President Director

• Kirton Bank S.A. – Banco Múltiplo Vice-President Director

• Companhia Securitizadora de Créditos Financeiros Rubi Officer

• Ágora Investimentos S.A. Vice-President Director

• Bitz Instituição de Pagamento S.A. Vice-President Director

• Bradesco Holding de Investimentos S.A. Vice-President Director

• Quixaba Empreendimentos e Participações Ltda General Officer

• Bradesco Bank 10.30.2020 to 4.28.2021 – Vice-Chairman of the Board of Directors

• Bradesco Saúde – Operadora de Planos S.A. 4.3.2018 to 6.5.2018 – Officer

• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Vice-President Director

• Aranaú Holdings S.A. Vice-President Director

• Kartra Participações Ltda. Vice-President Director

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

EURICO RAMOS FABRI

data of birth:	9.29.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	248.468.208-58
election position held:	Executive Vice-President Director
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Vice-President Director

• BBD Participações S.A. Member of the Board of Directors

• Nova Cidade de Deus Participações S.A. Officer

• Fundação Bradesco Member of the Board of Trustees and Managing Officer

• Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

• Bradesco Leasing S.A. – Arrendamento Mercantil. Vice-President

• NCF Participações S.A. Vice-President Director

• Banco Bradescard S.A. General Officer

• Banco Bradesco BBI S.A. Vice-President Director

• Banco Bradesco BERJ S.A. Vice-President Director

• Banco Bradesco Financiamentos S.A. General Officer

• Banco Losango S.A. – Banco Múltiplo General Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. General Officer

• Bradescard Elo Participações S.A. Managing Officer

• Bradesco Administratora de Consórcios Ltda. General Officer

• Kirton Bank S.A. – Banco Múltiplo General Officer

• Bradescard México, Sociedad de Responsabilidad Limitada Member of the Board of Trustees

190 – Reference Form – 2022

7. Shareholders’ meeting and management

• BSP Empreendimentos Imobiliários S.A. Member of the Strategic Committee

• Companhia Securitizadora de Créditos Financeiros Rubi General Officer

• Alelo Instituição de Pagamento S.A. Vice-Chairman of the Board of Directors

• Ágora Investimentos S.A. General Officer

• Banco Digio S.A. Chairman of the Board of Directors

• Bitz Instituição de Pagamento S.A. Vice-President Director

• Bradesco Holding de Investimentos S.A. Vice-President Director

• Livelo S.A. Vice-Chairman of the Board of Directors

• Quixaba Empreendimentos e Participações Ltda. Vice-President Director

• Aranaú Holdings S.A. Vice-President Director

• Kartra Participações Ltda. General Officer

• Cielo S.A. Instituição de Pagamento Chairman of the Board of Directors

• Elo Participações Ltda. Effective Member of the Board of Directors

• Elo Serviços S.A. Member of the Board of Directors

• Bradesco Saúde – Operadora de Planos S.A. 4.3.2018 to 6.5.2018 – Officer

• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Vice-President Director

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROGÉRIO PEDRO CÂMARA

data of birth:	10.5.1963
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	063.415.178-90
election position held:	Executive Vice-President Director and Chief Customer Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Executive Vice-President Director

•   Fundação Bradesco Member of the Board of Trustees

•   NCF Participações S.A. Vice-President Director

•   Nova Cidade de Deus Participações S.A. Officer

•   Banco Bradescard S.A. Vice-President Director

•   Kirton Bank S.A. – Banco Múltiplo Vice-President Director

•   Bradesco Leasing S.A. – Arrendamento Mercantil Vice-President Director

•   Banco Bradesco BBI S.A. Vice-President Director

•   Banco Bradesco BERJ S.A. Vice-President Director

•   Banco Losango S.A. – Banco Múltiplo Vice-President Director

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Vice-President Director

•   Bradesco Administratora de Consórcios Ltda. Vice-President Director

•   Ágora Investimentos S.A. Vice-President Director

•   Banco Bradesco Financiamentos S.A. Managing Officer

•   Banco Digio S.A. Member of the Board of Directors

191 – Reference Form – 2022

7. Shareholders’ meeting and management

•   Bitz Instituição de Pagamento S.A. Vice-President Director

•   Bradescard Elo Participações S.A. Managing Officer

•   Bradesco Holding de Investimentos S.A. Vice-President

•   Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors

•   Companhia Securitizadora de Créditos Financeiros Rubi Officer

•   Quixaba Empreendimentos e Participações Ltda. Vice-President Director

•   Aranaú Holdings S.A. Vice-President Director

•   Kartra Participações Ltda. Vice-President Director

•   Next Tecnologia e Serviços Digitais S.A. 3.31.2020 to 3.1.2021 – General Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MOACIR NACHBAR JUNIOR

data of birth:	4.5.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	062.947.708-66
election position held:	Executive Vice-President Director and Chief Risk Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.1.2012

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Vice-President Director

•   Fundação Bradesco. Member of the Board of Trustees.

•   Nova Cidade de Deus Officer

•   Kirton Bank S.A. – Banco Múltiplo Vice-President Director

•   Bradesco Leasing S.A. – Arrendamento Mercantil Vice-President Director

•   Banco Bradescard S.A. Vice-President Director

•   Banco Bradesco BBI S.A. Vice-President Director

•   Banco Bradesco BERJ S.A Vice-President Director

•   Banco Bradesco Europa Member of the Board of Directors

•   Banco Losango S.A. – Banco Múltiplo Vice-President Director

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Vice-President Director

•   Bradesco Administratora de Consórcios Ltda. Vice-President Director

•   CPM Holdings Limited Member of the Board of Directors (representing Bradesco Organization)

•   Ágora Investimentos S.A. Vice-President Director

•   Banco Bradesco Financiamentos S.A. Managing Officer

•   Bitz Instituição de Pagamento S.A. Officer

•   Bradescard Elo Participações S.A. Managing Officer

•   Bradesco Holding de Investimentos S.A. Vice-President Director

•   Companhia Securitizadora de Créditos Financeiros Rubi Officer

•   Quixaba Empreendimentos e Participações Ltda. Vice-President Director

•   Aranaú Holdings S.A. Vice-President Director

•   Kartra Participações Ltda. Vice-President Director

192 – Reference Form – 2022

7. Shareholders’ meeting and management

• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Managing Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOSÉ RAMOS ROCHA NETO

data of birth:	12.8.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	624.211.314-72
election position held:	Executive Vice-President Director
date of election:	12.26.2022
date that office was taken:	12.26.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.13.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Executive Vice-President Director

•   Fundação Bradesco Member of the Board of Trustees

• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 1.10.2017 to 4.30.2018 – Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Managing Officer

• Bradesco Administratora de Consórcios Ltda. Managing Officer

• Bradesco Leasing S.A. – Arrendamento Mercantil Managing Officer

• Ágora Investimentos S.A. Vice-President Director

•   Bradesco Holding de Investimentos S.A. Vice-President Director

•   Aranaú Holdings S.A. 2.17.2020 to 4.27.2021 - Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

WALKIRIA SCHIRRMEISTER MARCHETTI

data of birth:	11.1.1960
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	048.844.738-09
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

193 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer
• Fundação Bradesco Member of the Board of Trustees
• Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Mananing Officer
• Banco Bradescard S.A. 4.30.2019 to 4.20.2020 – Mananing Officer
• Banco Bradesco BBI S.A. 4.29.2019 to 4.27.2020 – Mananing Officer
• Banco Bradesco BERJ S.A. 4.30.2019 to 4.20.2020 – Mananing Officer
• Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 4.20.2020 – Mananing Officer
• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.17.2020 – Mananing Officer
• Bradesco Administratora de Consórcios Ltda. 4.30.2019 to 4.22.2020 – Mananing Officer
• Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 7.31.2020 – Mananing Officer
• Ágora Investimentos S.A. 4.22.2019 to 4.30.2021 – Mananing Officer
• Bitz Serviços Financeiros S.A. 4.17.2019 to 4.30.2021 – Mananing Officer
• Bradesco Holding de Investimentos S.A. 4.22.2019 to 3.31.2021 – Mananing Officer
• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Mananing Officer
• Quixaba Empreendimentos e Participações Ltda. 4.22.2019 to 3.31.2021 – Mananing Officer
• Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Mananing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

GUILHERME MULLER LEAL

data of birth:	11.12.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	965.442.017-15
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

194 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer.

• Fundação Bradesco Member of the Board of Trustees

• Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Managing Officer

• Banco Bradescard S.A. 4.30.2019 to 4.20.2020 – Managing Officer

• Banco Bradesco BBI S.A. 4.29.2019 to 4.27.2020 – Managing Officer

• Banco Bradesco BERJ S.A. 4.30.2019 to 4.20.2020 – Managing Officer

• Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 4.20.2020 – Managing Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.17.2020 – Managing Officer

• Bradesco Administratora de Consórcios Ltda. 4.30.2019 to 4.22.2020 – Managing Officer

• Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 7.31.2020 – Managing Officer

• Ágora Investimentos S.A. 4.22.2019 to 4.30.2021 – Managing Officer

• Bradesco Bank 10.30.2020 to 4.28.2021 – Membro Board of Directors

• Bitz Serviços Financeiros S.A. 4.17.2019 to 4.30.2021 – Managing Officer

• Bradesco Holding de Investimentos S.A. 4.22.2019 to 3.31.2021 – Managing Officer

• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Managing Officer

• Quixaba Empreendimentos e Participações Ltda. 4.22.2019 to 3.31.2021 – Managing Officer

• Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOÃO CARLOS GOMES DA SILVA

data of birth:	1.20.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	044.972.398-45
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.22.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer

• Fundação Bradesco Member of the Board of Trustees

• Banco Bradesco Financiamentos S.A. Managing Officer

• Bradesco Administratora de Consórcios Ltda. Managing Officer

• Kirton Bank S.A. – Banco Múltiplo Managing Officer

• Bradesco Holding de Investimentos S.A. Managing Officer

• Banco Bradesco BERJ S.A. Managing Officer

• Banco Losango S.A. – Banco Múltiplo Managing Officer

• Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Managing Officer

195 – Reference Form – 2022

7. Shareholders’ meeting and management

• Banco Bradescard S.A. 4.30.2019 to 4.20.2020 – Managing Officer

• Banco Bradesco BBI S.A. 4.29.2019 to 4.27.2020 – Managing Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.27.2020 – Managing Officer

• Ágora Investimentos S.A. 4.22.2019 to 4.30.2021 – Managing Officer

• Bitz Serviços Financeiros S.A. 11.26.2019 to 4.30.2021 – Managing Officer

• Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Managing Officer

• Quixaba Empreendimentos e Participações Ltda. 4.22.2019 to 3.31.2021 – Managing Officer

• Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Managing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

BRUNO D’AVILA MELO BOETGER

data of birth:	6.17.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	867.743.957-91
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.4.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Executive Managing Officer

•   Fundação Bradesco Member of the Board of Trustees

•   Bradesco Securities, Inc. Vice-Chairman of the Board of Directors

•   Bradesco Securities UK Limited Vice-Chairman of the Board of Directors

•   Bradesco Securities Hong Kong Limited Vice-Chairman of the Board of Directors

•   Banco Bradesco BBI S.A. Managing Officer

•   Banco Bradesco Argentina S.A. 3.24.2017 to 3.21.2018 – Officer

•   Banco Bradesco Europa S.A. 4.11.2018 to 6.28.2019 – Vice-Chairman of the Board of Directors

•   Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 4.20.2020 – Managing Officer

•   Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 7.31.2020 – Managing Officer

•   Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 4.30.2020 – Managing Officer

•   Banco Bradescard S.A. 4.30.2019 to 7.31.2020 – Managing Officer

•   Banco Bradesco BERJ S.A. 4.30.2019 to 4.20.2020 – Managing Officer

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 4.17.2020 – Managing Officer

•   Bradesco Administratora de Consórcios Ltda. 4.30.2019 to 4.22.2020 – Managing Officer

•   Ágora Investimentos S.A. 4.22.2019 to 4.30.2021 – Managing Officer

•   Bitz Serviços Financeiros S.A. 11.26.2019 to 4.30.2021 – Managing Officer

•   Bradesco Holding de Investimentos S.A. 4.22.2019 to 3.31.2021 – Managing Officer

•   Next Tecnologia e Serviços Digitais S.A. 3.25.2019 to 3.31.2020 – Managing Officer

•   Quixaba Empreendimentos e Participações Ltda. 4.22.2019 to 3.31.2021 – Managing Officer

•   Aranaú Holdings S.A. 4.17.2019 to 4.27.2021 – Managing Officer

196 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

GLAUCIMAR PETICOV

data of birth:	3.18.1963
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	059.348.278-63
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.13.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer

• Fundação Bradesco Member of the Board of Trustees

• Fleury S.A. Member of the ESG Committee

• Odontoprev S.A. Member of the People Management Committee

• Aranaú Holdings S.A. 2.17.2020 to 4.27.2021 – Mananing Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANTONIO JOSÉ DA BARBARA

data of birth:	12.21.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	083.858.728-33
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.28.2019

197 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer

• Fundação Bradesco Member of the Board of Trustees

• Bradesco Leasing S.A. – Arrendamento Mercantil Managing Officer and Investor Relations Officer

• Banco Bradescard S.A. Managing Officer

• Banco Bradesco BBI S.A. Managing Officer

• Banco Bradesco BERJ S.A. Managing Officer

• Banco Bradesco Financiamentos S.A. Managing Officer

• Banco Losango S.A. – Banco Múltiplo Managing Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Managing Officer

• Bradesco Administratora de Consórcios Ltda. Managing Officer

• Kirton Bank S.A. – Banco Múltiplo Managing Officer

• Banco Digio S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

EDSON MARCELO MORETO

data of birth:	1.16.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	091.302.478-37
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.28.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer

• Fundação Bradesco Member of the Board of Trustees

• Elo Serviços S.A. 5.11.2016 to 7.26.2019 – Member of the Credit Committee

• Banco Bradescard S.A. Officer

• Bradescard México, Sociedad de Responsabilidad Limitada Member of the Board of Trustees

• Alelo Instituição de Pagamento S.A. Member of the Board of Directors

• Banco Digio S.A. Member of the Board of Directors

• Cielo S.A. Instituição de Pagamento 3.27.2020 to 3.16.2022 Member of the Board of Directors

• Elo Participações Ltda. Member of the Board of Directors

• Kirton Bank S.A. – Banco Múltiplo Officer

• Livelo S.A. Member of the Board of Directors

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Managing Officer

• Kartra Participações Ltda. Managing Officer

198 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOSÉ SÉRGIO BORDIN

data of birth:	2.26.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	095.407.008-92
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.28.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Executive Managing Officer • Fundação Bradesco Member of the Board of Trustees • Bradesco Administratora de Consórcios Ltda 3.1.2017 to 4.30.2018 – General Officer.
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROBERTO DE JESUS PARIS

data of birth:	9.15.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	106.943.838-30
election position held:	Executive Managing Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.28.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Executive Managing Officer

• Fundação Bradesco Member of the Board of Trustees

• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 7.5.2021 to 1.17.2023 Managing Officer

199 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

OSWALDO TADEU FERNANDES

data of birth:	10.20.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	088.897.978-94
election position held:	Deputy Executive Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.25.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Deputy Executive Officer

• Fundação Bradesco Member of the Board of Trustees

• Banco Bradesco BBI S.A. Officer

• Ágora Investimentos S.A. Officer

• Banco Bradescard S.A. Officer

• Banco Bradesco BERJ S.A. Officer

• Banco Bradesco Financiamentos S.A. Officer

• Banco Digio S.A. Officer

• Banco Losango S.A. – Banco Múltiplo Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

• Bitz Instituição de Pagamento S.A. Officer

• Bradescard Elo Participações S.A. Officer

• Bradesco Administratora de Consórcios Ltda. Officer

• Bradesco Holding de Investimentos S.A. Officer

• Bradesco Leasing S.A. – Arrendamento Mercantil Deputy Officer

• Companhia Securitizadora de Créditos Financeiros Rubi Officer

• Kirton Bank S.A. – Banco Múltiplo Officer

• Quixaba Empreendimentos e Participações Ltda. Officer

• Aranaú Holdings S.A. Officer

• Kartra Participações Ltda. Officer

• Ágora Corretora de Títulos e Valores Mobiliários S.A. 9.26.2014 to 3.2.2018 – Officer

• Bradesco S.A. Corretora de Títulos e Valores Mobiliários 9.26.2014 to 3.2.2018 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

200 – Reference Form – 2022

7. Shareholders’ meeting and management

EDILSON DIAS DOS REIS

data of birth:	12.26.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	809.141.447-15
election position held:	Deputy Executive Officer
date of election:	3.17.2022
date that office was taken:	6.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.13.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Deputy Executive Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

KLAYTON TOMAZ DOS SANTOS

data of birth:	2.22.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	148.965.118-75
election position held:	Deputy Executive Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.13.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Deputy Executive Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

201 – Reference Form – 2022

7. Shareholders’ meeting and management

MARLOS FRANCISCO DE SOUZA ARAUJO

data of birth:	7.26.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	274.447.478-90
election position held:	Deputy Executive Officer
date of election:	12.26.2022
date that office was taken:	12.26.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.26.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Deputy Executive Officer

• Fundação Bradesco Member of the Board of Trustees

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda Officer

• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer

• Banco Bradescard S.A. Officer

• Banco Bradesco BBI S.A. Officer

• Banco Bradesco BERJ S.A. Officer

• Banco Bradesco Financiamentos S.A. Officer

• Banco Digio S.A. Officer

• Banco Losango S.A. – Banco Múltiplo Officer

• Bitz Instituição de Pagamento S.A. Officer

• Kirton Bank S.A. – Banco Múltiplo Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

✓	MEMBERS OF THE DEPARTAMENTAL DIRECTORATE:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

iv.	criminal conviction;
v.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
vi.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Departamental Directorate is involved in the convictions contained in items i, ii and iii above.

202 – Reference Form – 2022

7. Shareholders’ meeting and management

ADEMIR APARECIDO CORREA JUNIOR

data of birth:	7.11.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	633.628.309-78
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	10.7.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•  Banco Bradesco S.A. Departamental Officer. From 10.7.2016 to 6.2.2019 he held the position of Regional Officer.

•  Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer

•  Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANDRÉ BERNARDINO DA CRUZ FILHO

data of birth:	6.11.1959
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	192.221.224-53
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.25.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.7.2009

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer.

• Fundação Bradesco Member of the Board of Trustees

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

• Kirton Bank S.A. – Banco Múltiplo 7.1.2016 to 4.30.2018 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

203 – Reference Form – 2022

7. Shareholders’ meeting and management

ANDRÉ FERREIRA GOMES

data of birth:	7.18.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	059.012.418-86
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.9.2013

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer.

• Fundação Bradesco Member of the Board of Trustees

• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 4.30.2018 to 1.14.2019 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANTONIO CARLOS MELHADO

data of birth:	6.2.1959
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	851.955.538-15
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	8.2.2010

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

204 – Reference Form – 2022

7. Shareholders’ meeting and management

ANTONIO DAISSUKE TOKURIKI

data of birth:	12.3.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	112.458.198-79
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.17.2014

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CARLOS WAGNER FIRETTI

data of birth:	11.5.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	116.362.538-81
election position held:	Departamental and Investor Relations Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer.

• Fundação Bradesco Member of the Board of Trustees

• Bradesco Leasing S.A. – Arrendamento Mercantil Officer

• NCF Participações S.A. Deputy Officer and Investor Relations Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

205 – Reference Form – 2022

7. Shareholders’ meeting and management

FERNANDO ANTÔNIO TENÓRIO

data of birth:	6.13.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	226.475.114-20
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2005

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FERNANDO FREIBERGER

data of birth:	11.28.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	732.669.659-49
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	10.1.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

206 – Reference Form – 2022

7. Shareholders’ meeting and management

FERNANDO HONORATO BARBOSA

data of birth:	4.24.1979
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	213.131.738-78
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOSÉ AUGUSTO RAMALHO MIRANDA

data of birth:	1.28.1980
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	268.676.278-03
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.11.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer. From 12.11.2017 to 6.2.2019, he held the position of Officer.

• Fundação Bradesco Member of the Board of Trustees

• Banco Bradesco Europa S.A. Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

207 – Reference Form – 2022

7. Shareholders’ meeting and management

JOSÉ GOMES FERNANDES

data of birth:	3.27.1960
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	135.834.253-91
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer.

• Fundação Bradesco Member of the Board of Trustees

• Banco Bradesco BBI S.A. Officer

• Banco Bradesco Financiamentos S.A. Officer

• Banco Losango S.A. – Banco Múltiplo Officer

• Bradesco Administratora de Consórcios Ltda. Officer

• Banco Bradesco BERJ S.A. Officer

• Bradesco Leasing S.A. – Arrendamento Mercantil Officer

• Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer

• Kirton Bank S.A. – Banco Múltiplo Officer

• BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

• Banco Bradescard S.A. Officer

• Banco Digio S.A. Officer

• Bitz Instituição de Pagamento S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JULIO CARDOSO PAIXÃO

data of birth:	12.5.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	212.782.698-19
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	6.14.2018

208 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer.

• Fundação Bradesco Member of the Board of Trustees

• Elo Serviços S.A. 5.11.2016 to 7.18.2019 – Alternate Member of the Credit Committee

• Bradesco Leasing S.A. – Arrendamento Mercantil Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LAYETTE LAMARTINE AZEVEDO JUNIOR

data of birth:	8.18.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	337.092.034-49
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	6.1.2011

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LEANDRO JOSÉ DINIZ

data of birth:	11.2.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	062.643.218-93
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.3.2012

209 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees • Bradesco Leasing S.A. – Arrendamento Mercantil 4.18.2019 to 5.6.2022 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MANOEL GUEDES DE ARAUJO NETO

data of birth:	10.1.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	387.789.395-34
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCOS APARECIDO GALENDE

data of birth:	5.9.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	089.419.738-05
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	8.2.2010

210 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Departamental Officer

• Fundação Bradesco Member of the Board of Trustees

• Elo Serviços S.A. Alternate Member of the Fiscal Council

• Cielo S.A. Effective Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

PAULO EDUARDO WAACK

data of birth:	3.21.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	149.114.048-84
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.25.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROBERTO MEDEIROS PAULA

data of birth:	7.21.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	985.598.697-00
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	6.5.2017

211 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Departamental Officer. • Fundação Bradesco Member of the Board of Trustees • Banco Bradesco Europa S.A. Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

✓	MEMBERS OF THE DIRECTORATE:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Directorate is involved in the convictions contained in items i, ii and iii above.

ADELMO ROMERO PEREZ JUNIOR

data of birth:	2.26.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	125.338.838-59
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.4.2021

212 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

AIRES DONIZETE COELHO

data of birth:	8.13.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	025.919.518-96
election position held:	Officer
date of election:	4.20.2022
date that office was taken:	7.22.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	4.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALESSANDRO ZAMPIERI

data of birth:	4.15.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	133.066.828-61
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	6.1.2021

213 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALEXANDRE CESAR PINHEIRO QUERCIA

data of birth:	6.17.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	126.285.468-76
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	7.11.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ALEXANDRE PANICO

data of birth:	4.7.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	106.815.368-70
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

214 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANDRÉ DAVID MARQUES

data of birth:	4.13.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	934.928.129-53
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.10.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco 12.10.2020 to 4.28.2021 Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ANDRÉ LUIS DUARTE DE OLIVEIRA

data of birth:	12.17.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	117.234.298-99
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	5.6.2019

215 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CARLOS HENRIQUE VILLELA PEDRAS

data of birth:	9.20.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	011.710.097-80
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CARLOS LEIBOWICZ

data of birth:	12.31.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	225.472.338-35
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	10.7.2016

216 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

• Banco Bradesco S.A. Officer

•   Alelo S.A. Effective Member of the Business Strategic Committee

•   Banco Bradescard S.A. Officer

•   Elo Serviços S.A. 5.31.2022 – Effective Member of the Business Strategic Committee

•   Livelo S.A. 6.22.2022 – Effective Member of the Business Strategic Committee

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CÍNTIA SCOVINE BARCELOS DE SOUZA

data of birth:	11.15.1972
profession:	Engineer
CPF No. (Tax ID) or Passport No.:	028.069.117-37
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	7.1.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CLAYTON NEVES XAVIER

data of birth:	12.3.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	103.750.518-21
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.8.2022

217 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Officer.

•   Banco Bradescard S.A. Officer

•   Banco Bradesco BBI S.A. Officer

•   Banco Bradesco BERJ S.A. Officer

•   Banco Bradesco Financiamentos S.A. Officer

•   Banco Digio S.A. Officer

•   Banco Losango S.A. – Banco Múltiplo Officer

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•   Bitz Instituição de Pagamento S.A. Officer

•   Bradesco Administratora de Consórcios Ltda. Officer

•   Bradesco Leasing S.A. – Arrendamento Mercantil Officer

•   Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários Officer

•   Elo Participações Ltda. Effective Member of the Compliance Committee

•   Kirton Bank S.A. – Banco Múltiplo Officer

•   Bradespar S.A. 4.29.2013 to 4.29.2022 – Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

CRISTINA COELHO DE ABREU PINNA

data of birth:	9.23.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	165.131.368-73
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.3.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

218 – Reference Form – 2022

7. Shareholders’ meeting and management

DANIELA PINHEIRO DE CASTRO

data of birth:	4.4.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	157.008.458-06
election position held:	Officer
date of election:	10.20.2022
date that office was taken:	1.17.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	10.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FRANCISCO ARMANDO ARANDA

data of birth:	6.2.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	032.952.429-17
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

219 – Reference Form – 2022

7. Shareholders’ meeting and management

ITALÍVIO GARCIA MENEZES

data of birth:	3.9.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	445.070.541-68
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.8.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JEFERSON RICARDO GARCIA HONORATO

data of birth:	8.31.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	129.380.218-28
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees • Next Tecnologia e Serviços Digitais S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

220 – Reference Form – 2022

7. Shareholders’ meeting and management

JOSÉ LEANDRO BORGES

data of birth:	4.3.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	135.349.248-60
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JULIANA LAHAM

data of birth:	4.2.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	279.737.268-96
election position held:	Officer
date of election:	10.20.2022
date that office was taken:	1.30.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	10.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

221 – Reference Form – 2022

7. Shareholders’ meeting and management

JULIANO RIBEIRO MARCILIO

data of birth:	4.25.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	253.578.878-02
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Officer

•   Bradesco Auto/RE Companhia de Seguros 3.27.2017 to 1.13.2020- Officer

•   Bradesco Capitalização S.A. 3.21.2017 to 1.13.2020 – Officer

•   Bradesco Saúde S.A. 4.27.2017 to 1.13.2020 – Officer

•   Bradesco Saúde – Operadora de Planos S.A. 6.5.2018 to 1.13.2020 – Officer

•   Bradesco Seguros S.A. 3.21.2017 to 1.13.2020 – Officer

•   Bradesco Vida e Previdência S.A. 3.22.2017 to 1.13.2020 – Officer

•   Bradseg Participações S.A. 3.20.2018 to 1.13.2020 – Officer

•   Mediservice – Administratora de Planos de Saúde S.A. 3.30.2017 to 1.13.2020 – Officer

•   Novamed Gestão de Clínicas Ltda. 4.25.2017 to 1.13.2020 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JÚLIO CESAR JOAQUIM

data of birth:	10.11.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	178.193.728-18
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees • Elo Participações Ltda. Effective Member Comitê de Crédito

222 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LEANDRO KARAM CORREA LEITE

data of birth:	10.29.1979
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	273.746.958-96
election position held:	Officer
date of election:	10.20.2022
date that office was taken:	1.20.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	10.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCELO SARNO PASQUINI

data of birth:	11.2.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	173.318.958-00
election position held:	Officer
date of election:	10.20.2022
date that office was taken:	1.17.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	10.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Cielo S.A. Effective Member of the Comitê de Sustentabilidade

223 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCOS DANIEL BOLL

data of birth:	4.11.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	829.357.189-68
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCOS VALÉRIO TESCAROLO

data of birth:	9.26.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	085.195.768-42
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.23.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Officer

•   Fundação Bradesco 2.3.2021 to 4.28.2021 Member of the Board of Trustees

•   Bradesco Administratora de Consórcios Ltda. 1.2.2018 to 1.4.2021 – Officer

•   Bradescard México, Sociedad de Responsabilidad Limitada 9.1.2014 to 1.2.2018 – Chairman of the Managing Board

224 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARINA CLAUDIA GONZALEZ MARTIN DE CARVALHO

data of birth:	11.1.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	101.895.258-60
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	3.25.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MATEUS PAGOTTO YOSHIDA

data of birth:	3.20.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	295.232.748-30
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.23.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco 2.3.2021 to 4.28.2021 Member of the Board of Trustees

225 – Reference Form – 2022

7. Shareholders’ meeting and management

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR

data of birth:	12.26.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	116.088.168-50
election position held:	Officer, in addition to performing the role of Ombudsman
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Officer.

•   Fundação Bradesco Member of the Board of Trustees

•   Banco Bradescard S.A. Officer

•   Banco Bradesco BBI S.A. Officer

•   Banco Bradesco BERJ S.A. Officer

•   Banco Bradesco Financiamentos S.A. Officer

•   Banco Losango S.A. – Banco Múltiplo Officer

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. Officer

•   Bradesco Administratora de Consórcios Ltda. Officer

•   Bradesco Asset Management S.A. DTVM Officer

•   Kirton Bank S.A. – Banco Múltiplo Officer

•   Banco Digio S.A. Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

NILTON PEREIRA DOS SANTOS JUNIOR

data of birth:	5.21.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	874.683.289-00
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	10.1.2018

226 – Reference Form – 2022

7. Shareholders’ meeting and management

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

RENATA GEISER MANTARRO

data of birth:	8.27.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	074.432.258-81
election position held:	Departamental Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•   Banco Bradesco S.A. Departamental Officer

•   Banco Bradesco Europa Member of the Board of Directors

•   Fundação Bradesco Member of the Board of Trustees

•   Banco Bradescard S.A. 1.2.2020 to 4.18.2022 – Officer

•   Banco Bradesco BBI S.A. 2.9.2018 to 4.18.2022 – Officer

•   Banco Bradesco BERJ S.A. 1.2.2020 to 4.18.2022 – Officer

•   Banco Bradesco Financiamentos S.A. 1.2.2019 to 4.18.2022 – Officer

•   Banco Losango S.A. – Banco Múltiplo 1.2.2020 to 4.18.2022 – Officer

•   BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 1.2.2020 to 4.18.2022 – Officer

•   Bradesco Administratora de Consórcios Ltda. 4.22.2020 to 4.18.2022 – Officer

•   Bradesco Leasing S.A. – Arrendamento Mercantil. 1.2.2020 to 5.6.2022 Officer.

•   Bradesco Asset Management S.A. DTVM 1.2.2020 to 3.4.2022 – Officer

•   Ágora Corretora de Títulos e Valores Mobiliários S.A. 2.1.2018 to 1.2.2020 – Officer

•   Bradesco S.A. Corretora de Títulos e Valores Mobiliários 2.1.2018 to 1.2.2020 – Officer

•   Bradespar S.A. 4.27.2017 to 4.27.2018 – Alternate Member of the Fiscal Council

•   Elo Participações S.A. 7.27.2017 to August/2018 – Member of the Audit Committee

•   Elo Serviços S.A. 12.8.2016 to August/2018 – Member of the Audit Committee

•   Kirton Bank S.A. – Banco Múltiplo 7.31.2020 to 4.18.2022 – Officer

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

227 – Reference Form – 2022

7. Shareholders’ meeting and management

ROBERTO FRANÇA

data of birth:	4.27.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	091.881.378-64
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ROMERO GOMES DE ALBUQUERQUE

data of birth:	6.4.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	410.502.744-15
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	6.14.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

228 – Reference Form – 2022

7. Shareholders’ meeting and management

RÚBIA BECKER

data of birth:	9.23.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	743.268.809-53
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

RUY CELSO ROSA FILHO

data of birth:	11.27.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	177.778.598-70
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

229 – Reference Form – 2022

7. Shareholders’ meeting and management

TELMA MARIA DOS SANTOS CALURA

data of birth:	7.12.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	131.133.338-06
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

VASCO AZEVEDO

data of birth:	3.30.1961
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	655.029.307-34
election position held:	Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Officer • Fundação Bradesco Member of the Board of Trustees
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

230 – Reference Form – 2022

7. Shareholders’ meeting and management

✓	MEMBERS OF THE REGIONAL DIRECTORATE:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2024 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Regional Directorate is involved in the convictions contained in items i, ii and iii above

Main professional experiences during the last 5 years, highlighting positions and functions exercised:

i. in the issuer and in the companies of its economic group: All Regional Officer have been working exclusively for the Issuer in the last 5 years, except for Mr. Edmir José Domingues, who, in addition to the Issuer, served from October 7, 2016, to January 27, 2022, as a Member of the Governing Board of Fundação Bradesco.

ii. in companies controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or kind of security of the issuer: In relation to the legal entity shareholder, see item “i” above. Regarding the individual shareholder, there are no shareholders with a share greater than 5%.

ALBERTO DO NASCIMENTO LEMOS

data of birth:	1.6.1962
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	723.191.357-15
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	10.7.2016

231 – Reference Form – 2022

7. Shareholders’ meeting and management

ALTAIR LUIZ GUARDA

data of birth:	4.25.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	580.065.169-87
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	4.5.2018

AMADEU EMILIO SUTER NETO

data of birth:	1.17.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	056.897.388-75
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

ANDRÉ VITAL SIMONI WANDERLEY

data of birth:	9.14.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	808.842.887-49
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	6.3.2019

CÉSAR CABÚS BERENGUER SILVANY

data of birth:	12.18.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	338.666.355-91
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2016

232 – Reference Form – 2022

7. Shareholders’ meeting and management

DEBORAH D’AVILA PEREIRA CAMPANI SANTANA

data of birth:	1.27.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	009.942.667-66
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	4.1.2019

DELVAIR FIDÊNCIO DE LIMA

data of birth:	12.16.1959
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	005.645.288-89
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.1.2009

EDMIR JOSÉ DOMINGUES

data of birth:	5.29.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	094.166.058-32
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	7.11.2016

HEBERCLEY MAGNO DOS SANTOS LIMA

data of birth:	5.1.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	597.281.595-87
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.4.2021

233 – Reference Form – 2022

7. Shareholders’ meeting and management

JOSÉ ROBERTO GUZELA

data of birth:	2.7.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	516.862.529-00
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.1.2016

MARCELO MAGALHÃES

data of birth:	8.23.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	789.977.049-15
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

MARCOS ALBERTO WILLEMANN

data of birth:	5.7.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	916.046.999-49
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

NELSON PASCHE JUNIOR

data of birth:	11.23.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	283.380.338-98
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.23.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

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7. Shareholders’ meeting and management

PAULO ROBERTO ANDRADE DE AGUIAR

data of birth:	9.12.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	018.098.157-97
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	10.7.2016

ROGERIO HUFFENBAECHER

data of birth:	11.5.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	168.964.128-28
election position held:	Regional Officer
date of election:	3.17.2022
date that office was taken:	6.24.2022
start date of the first term of office if the administrator has been serving consecutive terms of office	12.2.2019

✓	MEMBERS OF THE FISCAL COUNCIL, ELECTED BY THE CONTROLLING SHAREHOLDERS:

Term of Office: Up until the 2024 Annual Shareholders’ Meeting

Elected by the controller: Yes

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

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JOSÉ MARIA SOARES NUNES

data of birth:	4.11.1958
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	001.666.878-20
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:	4.20.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2014

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council.
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FREDERICO WILLIAM WOLF

data of birth:	5.12.1957
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	882.992.108-44
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022
Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

•  Banco Bradesco S.A. Alternate Member of the Fiscal Council. From 6.1.2011 to 1.2.2020 he held the position of Departamental Officer

•  Bradespar S.A. Alternate Member of the Fiscal Council

•  Banco Bradescard S.A. 4.30.2019 to 1.2.2020 – Officer

•  Banco Bradesco BBI S.A. 4.29.2019 to 1.2.2020 – Officer

•  Banco Bradesco BERJ S.A. 4.30.2019 to 1.2.2020 – Officer

•  Banco Bradesco Financiamentos S.A. 4.29.2019 to 1.2.2020 – Officer

•  Banco Losango S.A. – Banco Múltiplo 4.30.2019 to 1.2.2020 – Officer

•  BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.30.2019 to 1.2.2020 – Officer

•  Bradesco Leasing S.A. – Arrendamento Mercantil 4.30.2019 to 1.2.2020 – Officer

•  Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários 4.30.2019 to 1.2.2020 – Officer

•  Fundação Bradesco 6.1.2011 to 1.2.2020 – Member of the Board of Trustees

•  Kirton Bank S.A. – Banco Múltiplo 4.30.2019 to 1.2.2020 – Officer

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

VICENTE CARMO SANTO

data of birth:	4.5.1961
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	011.316.688-55
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:	4.20.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council • Bradespar S.A. 4.30.2019 to 7.28.2020 Alternate Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LUIZ EDUARDO NOBRE BORGES

data of birth:	2.15.1975
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	185.221.388-42
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Alternate Member of the Fiscal Council • Bradespar S.A. 7.28.2020 a 10.2.2020 Alternate Member of the Fiscal Council

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ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOAQUIM CAXIAS ROMÃO

data of birth:	8.25.1960
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	010.264.668-65
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:	4.24.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council • Bradespar S.A. Effective Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ARTUR PADULA OMURO

data of birth:	9.23.1961
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	024.712.498-25
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:

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•  Banco Bradesco S.A. Alternate Member of the Fiscal Council

•  Bradespar S.A. Alternate Member of the Fiscal Council

•  Alelo S.A. 12.7.2018 to May/2020 – Member of the Board of Directors

•  Banco Bradescard S.A. 8.29.2019 to 12.30.2019 – Officer

•  Cielo S.A. Dec/2018 to May/2020 – Member of the Board of Directors

•  Livelo S.A. Dec/2018 to May/2020 – Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

✓	MEMBERS OF THE FISCAL COUNCIL, ELECTED BY THE PREFERRED SHAREHOLDERS WHO ARE NOT MEMBERS OF THE CONTROLLING GROUP:

Term of Office: Up until the 2024 Annual Shareholders’ Meeting

Elected by the controller: No

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

AVA COHN

data of birth:	10.2.1964
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	090.196.928-10
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:	4.20.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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7. Shareholders’ meeting and management

PAULO HENRIQUE ANDOLHE

data of birth:	3.5.1967
profession:	Advisor
CPF No. (Tax ID) or Passport No.:	383.585.490-91
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Alternate Member of the Fiscal Council • Cielo S.A. Instituição de Pagamento Member of the Audit Committee
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

✓	MEMBER OF THE FISCAL COUNCIL, ELECTED BY COMMON SHAREHOLDERS WHO ARE NOT MEMBERS OF THE CONTROLLING GROUP:

Term of Office: Up until the 2024 Annual Shareholders’ Meeting

Elected by the controller: No

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

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MÔNICA PIRES DA SILVA

data of birth:	7.14.1964
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	806.150.317-49
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:	4.20.2023
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Effective Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

EDUARDO BADYR DONNI

data of birth:	9.19.1962
profession:	Chemical Engineer
CPF No. (Tax ID) or Passport No.:	746.941.207-78
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2023
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2021
Main professional experiences during the last 5 years, highlighting positions and roles held:
i. at the issuer and companies within its economic group:
• Banco Bradesco S.A. Alternate Member of the Fiscal Council
ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

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7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk committee, even if such committee or structure is not statutory

Audit Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Alexandre da Silva Glüher	August 14, 1960	Banking Professional	282.548.640-04	Member, acting as Coordinator	April 20, 2022	July 18, 2022	April 20, 2024	April 20, 2020
Amaro Luiz de Oliveira Gomes	April 25, 1963	Accountant	289.272.301-91	Financial Expert	March 2, 2023		March 2, 2025	January 14, 2021
Paulo Ricardo Satyro Bianchini	September 11, 1955	Business Administrator	666.764.448-87	Member	April 8, 2021		November 14, 2023	October 3, 2018
José Luis Elias	January 5, 1956	Advisor	719.038.288-72	Member	April 8, 2021		March 8, 2024	February 19, 2019

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Remuneration Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Alexandre da Silva Glüher	August 14, 1960	Banking Professional	282.548.640-04	Coordinator	March 17, 2022	March 17, 2022	Until the 1st meeting of the Board of Directors to be held after Annual Shareholders’ Meeting of 2024	February 25, 2021
Mauricio Machado de Minas	July 1, 1959	Banking Professional	044.470.098-62	Member				February 25, 2021
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34	Member				March 17, 2022
Fabio Augusto Iwasaki	June 3, 1976	Banking Professional	022.058.549-09	Non-manager member				January 2, 2020

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Risks Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Maurício Machado de Minas	July 1, 1959	Banking Professional	044.470.098-62	Member, acting as Coordinator	April 20, 2020	None	Not stated	April 20, 2020
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868-34	Member	August 21, 2017			August 21, 2017
Milton Matsumoto	April 24, 1945		081.225.550-04		March 11, 2021			March 11, 2021
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34		March 17, 2022			March 17, 2022
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048-68		March 17, 2022			March 17, 2022

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7.5 – Inform about the existence of a marital relationship, stable union or kinship up to the second degree related to:

a)	issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. Rubens Aguiar Alvarez; they are both Members of the Board of Directors.

b)	(i) issuer’s managers and (ii) subsidiaries’ managers, directly or indirectly bound to the issuer:

None.

c)	(i) issuer’s managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controllers:

None.

d)	(i) issuer’s managers and (ii) managers of the issuer’s direct or indirect controllers:

None.

7.6 – Inform about subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s directors and:

a)	company controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, a share equal to or greater than 99% (ninety-nine percent) of the share capital:

According to the criteria adopted by Bradesco, wholly-owned subsidiaries are those companies considered as listed in the Corporate Organization Chart, available on the Bradesco IR website / Corporate Governance Section / Shareholding Structure (Principais_Controladas_e_Coligadas-PT_ago_2022.jpg (1153×1361) (bradescori.com.br). Such companies, although Bradesco does not hold the entire share capital, in practice, are managed as wholly owned subsidiaries, by the following characteristics:

•	They are business corporations of a private limited partnership;
•	They have a minority interest of less than 1%; and
•	The Organization elects all members of Management.

b)	direct or indirect controlling company of the issuer:
1.	Outside members of the Board of Directors

LUIZ CARLOS TRABUCO CAPPI	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Chairman of the Board of Directors	Chairman of the Board of Directors	Chairman of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer

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ALEXANDRE DA SILVA GLÜHER	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

DENISE AGUIAR ALVAREZ	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Depurty Officer	Member of the Managing Board and Depurty Officer	Member of the Managing Board and Depurty Officer

CARLOS ALBERTO RODRIGUES GUILHERME	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Vice-Chairman of the Board of Directors and Vice-President Director	Vice-Chairman of the Board of Directors and Vice-President Director	Member of the Board of Directors and Officer
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Vice-Chairman of the Board of Directors and Vice-President Director	Vice-Chairman of the Board of Directors and Vice-President Director	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Vice-Chairman of the Managing Boardand Vice-President Director	Vice-Chairman of the Managing Boardand Vice-President Director	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-Chairman of the Board of Directors	Vice-Chairman of the Board of Directors	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Vice-President Director	Vice-President Director	Officer

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MILTON MATSUMOTO	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Vice-Chairman of the Board of Directors and Vice-President Director
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Vice-Chairman of the Board of Directors and Vice-President Director
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Vice-Chairman of the Managing Boardand Vice-President Director
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Vice-Chairman of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Vice-President Director

MAURICIO MACHADO DE MINAS	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

RUBENS AGUIAR ALVAREZ	2020	2021	2022
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	-	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	-	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Deputy Officer

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2.	Members of the Board of Executive Officers

OCTAVIO DE LAZARI JUNIOR	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

MARCELO DE ARAUJO NORONHA	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President Director	Vice-President Director	Vice-President Director
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

ANDRÉ RODRIGUES CANO	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President Director	Vice-President Director	Vice-President Director
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

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CASSIANO RICARDO SCARPELLI	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President Director	Vice-President Director	Vice-President Director
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

EURICO RAMOS FABRI	2020	2021	2022
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President Director	Vice-President Director	Vice-President Director
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

ROGÉRIO PEDRO CÂMARA	2020	2021	2022
Cidade de Deus – Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	-	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Board of Trustees	Member of the Board of Trustees	Member of the Board of Trustees
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	-	Vice-President Director	Vice-President Director
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	Officer	Officer

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MOACIR NACHBAR JUNIOR	2020	2021	2022
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Board of Trustees	Member of the Board of Trustees	Member of the Board of Trustees
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	-	Officer

Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2020	2021	2022
JOSÉ RAMOS ROCHA NETO	Members of the Board of Trustees
WALKIRIA SCHIRRMEISTER MARCHETTI
GUILHERME MULLER LEAL
JOÃO CARLOS GOMES DA SILVA
BRUNO D’AVILA MELO BOETGER
GLAUCIMAR PETICOV
ANTONIO JOSÉ DA BARBARA
EDSON MARCELO MORETO
JOSÉ SERGIO BORDIN
ROBERTO DE JESUS PARIS
OSWALDO TADEU FERNANDES
EDILSON DIAS DOS REIS
KLAYTON TOMAZ DOS SANTOS
MARLOS FRANCISCO DE SOUZA ARAUJO

3.	Departmental Officers

Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2020	2021	2022
ADEMIR APARECIDO CORREA JUNIOR	Members of the Board of Trustees
ANDRÉ BERNARDINO DA CRUZ FILHO
ANDRÉ FERREIRA GOMES
ANTONIO CARLOS MELHADO
ANTONIO DAISSUKE TOKURIKI
CARLOS WAGNER FIRETTI
FERNANDO ANTÔNIO TENÓRIO
FERNANDO FREIBERGER
FERNANDO HONORATO BARBOSA
JOSÉ AUGUSTO RAMALHO MIRANDA
JOSÉ GOMES FERNANDES
JULIO CARDOSO PAIXÃO
LAYETTE LAMARTINE AZEVEDO JUNIOR
LEANDRO JOSÉ DINIZ
MANOEL GUEDES DE ARAUJO NETO
MARCOS APARECIDO GALENDE
PAULO EDUARDO WAACK
ROBERTO MEDEIROS PAULA

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4.	Other Officers

Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2020	2021	2022
ALEXANDRE CESAR PINHEIRO QUERCIA	Members of the Board of Trustees
ALEXANDRE PANICO
CARLOS HENRIQUE VILLELA PEDRAS
JEFERSON RICARDO GARCIA HONORATO
JOSÉ LEANDRO BORGES
JULIO CESAR JOAQUIM
NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
NILTON PEREIRA DOS SANTOS JUNIOR
RENATA GEISER MANTARRO
ROBERTO FRANÇA
ROMERO GOMES DE ALBUQUERQUE
RUBIA BECKER
RUY CELSO ROSA FILHO
VASCO AZEVEDO
JOSÉ LEANDRO BORGES	-	Member of the Board of Trustees	Member of the Board of Trustees

c)	if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people:

None.

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7.7 – Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by directors, arising from the repair of damages caused to third parties or to the issuer, of penalties imposed by state agents, or agreements with the aim of terminating administrative or judicial proceedings, by virtue of the exercise of their duties

The directors and other representatives of Bradesco have two mechanisms of property protection, namely: (a) the General Civil Liability Insurance of Directors (Insurance “Directors & Officers” – D&O), and/or (b) the Indemnity Contracts whose possibility of accession was approved at the Extraordinary and Ordinary General Meeting of 3.10.2022.

The purpose of the D&O Insurance is to guarantee worldwide to its directors the payment and/or reimbursement of expenses incurred by unlawful acts committed in the exercise of its management duties and that result in claims for damages or legal claims, whether arising from third parties, or from third party individuals, or from the use of the insurance services of the company. legal entities or governmental bodies that, supposedly, feel harmed by acts practiced by insured persons.

It should be noted that the policies do not cover: (i) claims filed against insured persons when they are committed with deceit, fraud or bad faith by the director; (ii) claims in countries blocked by economic sanctions; and (iii) environmental damage in the USA.

Insured means any natural person who has been, is or will be, as the case may be, a member of the Board of Directors, the Board, the Fiscal Council or any other statutory body or body created by Bradesco's contract or bylaws or its controlled companies and/or subsidiaries, or any employee who has management authority and/or representation before third parties or whose position implies in the representation of fact or law of the company to third parties.

For the period from 11.20.2021 to 11.20.2022, the contracted coverage was US$170 million and the total premium was US$16 million, already including the IOF. The D&O Insurance was renewed for the period from 11.20.2022 to 11.20.2023, with contracted coverage of US$170 million and the premium paid of US$14.6 million, including the IOF.

Without prejudice to purchasing the D&O, Bradesco may sign contracts of indemnities in favor of (i) members of the Board of Directors, of the Board, of the Fiscal Council and of the advisory committees of Bradesco or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by Bradesco to hold positions, whether statutory or not, in entities in which the Company participates as a member, associate or sponsor (jointly or separately “Beneficiaries”), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their duties or authority, established by Bradesco.

Bradesco considers fundamental the existence of property protection mechanisms of Insured Persons/Beneficiaries, as a way of attracting and retaining qualified employees due to the importance of the work they develop and the circumstances that may lead to loss or losses arising from the regular exercise of their duties, in order to guarantee the conditions to exercise them with serenity and safety.

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7.8 – Other relevant information

1)  Information pertaining to appointing the Bradesco’s Ombudsman

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
data of birth:	12.26.1969
Profession	Banking Professional
CPF No. (Tax ID)	116.088.168-50
date of designation	3.17.2022
date that office was taken	6.23.2022
Term of Office	Until the first Board of Directors meeting held after the 2024 Annual General Meeting.
Position	Officer

2)	Frequency in meetings

Board of Directors

In 2022, 36 (thirty-six) meetings were held, between ordinary and extraordinary meetings, and the general average participation of the board members was 88% (eighty-eight percent).

Fiscal Council

In 2022, the Body held 76 (seventy-six) meetings, between ordinary and extraordinary meetings, and the general average participation of the board members was 89% (eighty-nine percent).

3)	Information on the Members of the Audit Committee, Messrs. Paulo Ricardo Satyro Bianchini and José Luis Elias, whose mandates were renewed at the Ordinary Meeting of the Board of Directors held on 5.4.2023. As soon as the members are approved by the Central Bank of Brazil and take their possessions, we will resubmit this form.

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8. Management remuneration

8.1 – Description of the policy or compensation practice, including the non-statutory board

a)	Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted

In 2012, Bradesco amended its remuneration policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•	ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
•	providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
•	ensuring that the remuneration practice is related to objectives that seek the valuation of the Organization, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies.

The Remuneration Policy is available on the website:

https://www.bradescori.com.br/en/corporate-governance/corporate-bylaws-and-policies/policies-practices-and-guidelines/

b) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i.	Those who participate in the process and participate in the decision-making process, identifying how they participate

The governance policy is responsible for ensuring compliance with the Remuneration Policy for the following functions:

•	Remuneration Committee of the Bradesco Organization, (i) analyses the result of the performance assessments in order to propose the payment of the Variable Compensation to be deliberated by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Compensation and Variable Compensation) to be distributed to the Management of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Management of each company of the Organization.
•	Board of Directors, evaluating the Remuneration Committee and deliberating on them.
•	Shareholders’ General Meeting / Meeting of Shareholders, approves the Overall Amount of the company’s concession.
ii.	criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

The guidelines established in the Remuneration Policy are in compliance with the laws, rules and regulations that govern the subject, observing the following rules:

•	to ensure the establishment of remuneration practice for all Managers of the Organization, which

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includes the Members of the Board of Directors, the CEO and other Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;

•	to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the compensation of each of the managers based on: (i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;
•	to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
•	to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise exposure
iii.	how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy.

Annually.

c) Composition of compensation, indicating:

i.	description of the various elements that make up the remuneration, including, for each of them:
•	its objectives and alignment with the issuer’s short, medium and long-term interests
a)	Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors, the Chief Executive Officer and the other officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders’ Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders’ Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 8.2, as post-employment benefits, which aims to ensure the commitment of managers and the CEO to the present and future development of the Company’s activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to CVM/SEP Annual Circular Letter 2023, we are not indicating in item 8.2, regarding years 2020, 2021 and 2022, the amounts corresponding to social security contributions (INSS) paid by Bradesco. For the prediction of the current fiscal year, we are also not considering the contributions to the INSS.

b)	Fiscal Council

The remuneration of the members of the Fiscal Council is established by the General Meeting that elects them. For the Effective Members (in-office), their remuneration may not be less than 10% (ten percent) of the monthly remuneration that, on average, is attributed to each Director, as fixed remuneration, not including, in accordance with the current legislation, benefits, representation funds and participation in the Company's profits, in any way.

c)	Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives compensation as a member

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of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)	Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by CMN Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e)	Other Committees

The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in the Bradesco Organization. No Manager of Bradesco Organization is compensated for duties that they perform in the referred committees.

One of the guidelines of the Remuneration Policy of Directors is to ensure that the remuneration practice is related to objectives that seek the valuation of the Bradesco Organization and of the individual, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies adopted by the Bradesco Organization.

As a result of this, through the payment of fixed compensation, Bradesco seeks, in the short-term, to align its interests with those of its Management.

In order to encourage the alignment of interests in the medium-term, Bradesco can make the payment of a variable compensation to its Management, including the CEO, which will be approved once it has been verified that certain indicators have been met.

The payment of the variable compensation will be made upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares held by the Directors and Chief Executive Officer will be affected (“clawback”) if there is a significant reduction in Bradesco’s recurring profit, or if the financial result is negative, during the deferral period.

In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for the Company. This systematic approach binds the Managers to cautious management in practice and in line with the long-term risks, leading to the increase of the values distributed to the shareholders of the Company.

•	proportion in total remuneration in the last 3 fiscal years

The Management remuneration is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders’ Meeting.

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We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2022	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	37.29%	61.55%	1.16%	100.00%
Board of Executive Officers	20.10%	35.63%	44.28%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%

Fiscal Year ended in December 31, 2021	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	31.45%	67.49%	1.06%	100.0%
Board of Executive Officers	16.66%	39.06%	44.28%	100.0%
Fiscal Council	100.00%	0.0%	0.0%	100.0%
Audit Committee	100.00%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2020	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	40.9%	35.6%	23.5%	100.0%
Board of Executive Officers	21.8%	21.4%	56.8%	100.0%
Fiscal Council	100.00%	0.0%	0.0%	100.0%
Audit Committee	100.00%	0.0%	0.0%	100.0%
(1)	The amounts corresponding to post-employment benefits are related to the Managers’ pension plan.

•  methodology for calculating and adjusting

Board of Directors and Board of Executive Officers

•	Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.
•	Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable (“Restricted Shares”). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.
•	Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.	Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The

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payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•	size and result of the company comparing to its competitors;
•	domestic and foreign economic conditions, taking into consideration the past, present and future scenarios;
•	internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and
•	Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when it deems necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as Research and Economic Studies, Controllership, General Accounting and Integrated Risk Control Department, besides other areas it deems appropriate.

2.	Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.
3.	Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

•	key performance indicators are taken into account, including, where appropriate, indicators linked to ESG

Corporate assessment process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, including the Board of Directors, the Chief Executive Officer and the Statutory Board of Executive Officers, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, considering the Board of Directors, the Chief Executive Officer and Statutory Board of Executive Officers, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, whether it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

•	ROAE – Return on Equity – Adjusted;
•	Overall Customer Satisfaction Index;

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•	Basel Index – Level 1;
•	Operating Efficiency Ratio (ER);
•	Social and Environmental Dimension of Market Indexes; and
•	Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a)	main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;
b)	actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;
c)	actions directed to risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);
d)	actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and
e)	actions directed to environmental aspects: are indicators that assess the degree of compliance with the Corporate Sustainability Strategy, in conducting the objectives of the areas, considering ESG aspects (Environmental, including Climate Change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

For individual assessment, at least the following indicators are considered:

a)	quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;
b)	commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;
c)	participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;
d)	leadership team: evaluates the team management process;
e)	planning: assesses the ability to plan the activities of their area in the medium- and long-term;
f)	overview: evaluates, mainly, the Managers’ vision about future trends to meet the demands of the market; and
g)	applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

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ii.   reasons that justify the composition of compensation

The compensation structure for the Managers and the CEO of Bradesco, composed of a fixed compensation (monthly fees) and a variable compensation (multiple fixed fees), in line with the guidelines set out in its Management Remuneration Policy, which takes into account the rules issued by CMN Resolution No. 3,921/10, and, in addition, the post-employment benefit in the Supplementary Pension Plan, seek to align the interests of the Managers with the projects and results of Bradesco.

In addition, the composition of compensation and the post-employment benefit are based on the management’s alignment with the short-, medium- and long-term results and risks of the Company, as well as them being justified as a means to retain knowledgeable and high quality Managers among the staff members of Bradesco.

iii. existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

d)	existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

e)	existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

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8.2 – total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation for the current Fiscal Year (2023) - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	95.00	10.00	116.00
Number of remunerated members	11.00	95.00	10.00	116.00
Fixed annual compensation	25,819,200.00	185,045,904.00	1,500,000.00	212,365,104.00
Salary or managerial role compensation	25,819,200.00	185,045,904.00	1,500,000.00	212,365,104.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	34,190,800.00	185,045,904.00	-	219,236,704.00
Bonus	34,190,800.00	185,045,904.00	-	219,236,704.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the remaining variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Of the remaining variable compensation, allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares) and/or PN shares issued by Bradesco (Bradesco Nominative Preferred Shares), will be available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	793,584.00	362,206,416.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.2.		-	-
Compensation Total	60,803,584.00	732,298,224.00	1,500,000.00	794,601,808.00

Total compensation planned for current fiscal year (2022) - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10.83	90.00	8.58	109.41
Number of remunerated members	10.83	90.00	8.58	109.41
Fixed annual compensation	22,642,400.00	164,419,918.00	1,381,500.00	188,443,818.00
Salary or managerial role compensation	22,642,400.00	164,419,918.00	1,381,500.00	188,443,818.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	37,367,600.00	291,488,449.35	-	328,856,049.35
Bonus	37,367,600.00	291,488,449.35	-	328,856,049.35
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the remaining variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Of the remaining variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	705,408.00	362,294,592.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.2.		-	-
Compensation Total	60,715,408.00	818,202,959.35	1,381,500.00	880,299,867.35

261 – Reference Form – 2022

8. Management remuneration

Total compensation for the Fiscal Year on December 31, 2021 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.50	88.17	5.00	102.67
Number of remunerated members	9.50	88.17	5.00	102.67
Fixed annual compensation	19,076,000.00	136,329,740.00	1,080,000.00	156,485,740.00
Salary or managerial role compensation	19,076,000.00	136,329,740.00	1,080,000.00	156,485,740.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	40,934,000.00	319,578,627.35	-	360,512,627.35
Bonus	40,934,000.00	319,578,627.35	-	360,512,627.35
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the remaining variable compensation, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), which are saved and are unavailable (Restricted Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Of the remaining variable compensation, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), which are saved and are unavailable (Restricted Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	644,160.00	362,355,840.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.2.		-	-
Compensation Total	60,654,160.00	818,264,207.35	1,080,000.00	879,998,367.35

Total compensation for the Fiscal Year on December 31, 2020 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	90.25	5.00	104.92
Number of remunerated members	9.67	90.25	5.00	104.92
Fixed annual compensation	23,060,000.00	134,333,700.00	1,080,000.00	158,473,700.00
Salary or managerial role compensation	23,060,000.00	134,333,700.00	1,080,000.00	158,473,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	20,106,666.67	131,490,450.00	-	151,597,116.67
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	20,106,666.67	131,490,450.00	-	151,597,116.67
Description of other variable compensation	Of the remaining R$20,106,667.67 of the variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	Of the remaining R$131,490,450.00 of the variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of Non-Cumulative Preferred Shares issued by BBD Participações S.A. (BBD Non-Cumulative Preferred Shares ) and/or Nominative Preferred Shares issued by Bradesco (Bradesco Nominative Preferred Shares), becoming available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.	-	-
Post-employment	13,227,320.00	349,772,680.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.2.		-	-
Compensation Total	56,393,986.67	615,596,830.00	1,080,000.00	673,070,816.67

262 – Reference Form – 2022

8. Management remuneration

8.3 – variable compensation of the board of directors, statutory board of executive officers and fiscal council

a)   body (see table in “d.ii” below)

b)   number of members (see table in “d.ii” below)

c)   number of remunerated members (see table in “d.ii” below)

d)   in relation to bonus:

i.	minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.	maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	95.00	10.00	116.00
Number of remunerated members	11.00	95.00	10.00	116.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	34,190,800.00	185,045,904.00	-	219,236,704.00
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

iii.	amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

263 – Reference Form – 2022

8. Management remuneration

iv.	amount effectively recognized in the results of the last three fiscal years

Total compensation of the fiscal year 2022 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10.83	90.00	8.58	109.41
Number of remunerated members	10.83	90.00	8.58	109.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	37,367,600.00	291,488,449.35	-	328,856,049.35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2021 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.50	88.17	5.00	102.67
Number of remunerated members	9.50	88.17	5.00	102.67
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	40,934,000.00	319,578,627.35	-	360,512,627.35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

264 – Reference Form – 2022

8. Management remuneration

Total compensation of the fiscal year 2020 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	90.25	5.00	104.92
Number of remunerated members	9.67	90.25	5.00	104.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	20,106,666.67	131,490,450.00	-	151,597,116.67
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e)	in relation to the profit sharing:
i.	minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

ii.	maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iii.	amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iv.	amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

265 – Reference Form – 2022

8. Management remuneration

8.5 – Compensation based on shares of the board of directors and of the statutory board of executive officers

Bradesco has no plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

8.6 – Information on the options for buying shares performed in the last 3 fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers

Bradesco has no plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.7 – Options exercised and shares delivered related to compensation based on shares of the board of directors and the statutory board of executive officers

Bradesco has no plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.8 – Options exercised and open shares of the board of directors and the statutory board of executive officers at the end of the last three fiscal year

Bradesco has no plan based on shares (including stock option) for the Board of Directors and Statutory Board of Executive Officers.

8.9 – In relation to the remuneration based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last 3 financial years and that foreseen for the current financial year, of the board of directors and of the statutory board

Bradesco does not have a share-based remuneration plan on shares (including in share options ) for the Board of Directors and Statutory Board.

The payment of the variable remuneration of the directors is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same financial year. Of the net total (after legal discounts) credited to the current account of the director, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following financial years.

266 – Reference Form – 2022

8. Management remuneration

8.10 - In relation to each share program performed in the last 3 financial years and planned for the current financial year, the board of directors and the statutory board

Bradesco does not have a share-based remuneration plan on shares (including in share options ) for the Board of Directors and Statutory Board.

The payment of the variable remuneration of the directors is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same financial year. Of the net total (after legal discounts) credited to the current account of the administrator, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on its behalf and unavailable for trading, and released 1/3 each year in the following financial years.

8.11 - In relation to shares delivered regarding the remuneration based on actions of the board of directors and the statutory board, in the last 3 financial years

Bradesco does not have a share-based remuneration plan on shares (including in share options ) for the Board of Directors and Statutory Board.

The payment of the variable remuneration of the directors is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same financial year. Of the net total (after legal discounts) credited to the current account of the director, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following financial years.

8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options

Bradesco does not have a share-based remuneration plan on shares (including in share options ) for the Board of Directors and Statutory Board.

The payment of the variable remuneration of the directors is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same financial year. Of the net total (after legal discounts) credited to the current account of the director, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following financial years.

267 – Reference Form – 2022

8. Management remuneration

8.13 – Number of shares, quotas and other securities convertible into shares held by managers and members of the fiscal council – by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	17,869,096	41,306,513	347,661,584	50,224,988	0	2,545,029	228,423	980,472
Board of Executive Officers	209,245	2,301,546	0	40,831,545	12,616,610	7,746,003	0	5,010
Fiscal Council	1,699	104,725	0	0	0	0	36	1,427

8.14 – Information on private pension plans granted to the members of the Board of Directors and of the statutory board of executive officers

a)	body

See table 8.14

b)	number of members

See table 8.14

c)	number of remunerated members

See table 8.14

d)	name of the Plan

Bradesco Organization’s Pension Plan

e)	number of managers that meet the conditions to retire

See table 8.14

f)	conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)	updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14

h)	total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14

i)	if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after the grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

268 – Reference Form – 2022

8. Management remuneration

Table 8.14

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	10.83	10.83	5	6	-	13,427,930.67	705,408.00
Statutory Board of Executive Officers	90.00	90.00	3	90	-	794,794,242.55	362,294,592.00
Total	100.83	100.83	8	96	-	808,222,173.22	363,000,000.00

8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Total nº of members	10.83	9.50	9.67	90.00	88.17	90.25	8.58	5.00	5.00
Nº of members paid	10.83	9.50	9.67	90.00	88.17	90.25	8.58	5.00	5.00
Highest compensation value (Reais)	6,821,174.55	7,637,100.00	8,103,000.00	31,417,408.00	29,323,800.00	23,764,400.00	236,000.00	216,000.00	216,000.00
Lowest compensation value (Reais)	5,207,254.55	5,711,500.00	5,205,000.00	4,096,329.60	3,673,659.00	2,707,700.00	236,000.00	216,000.00	216,000.00
Average compensation value (Reais))	5,606,224.19	6,384,648.42	5,831,849.71	9,091,143.99	9,280,528.61	6,821,017.51	160,951.46	216,000.00	216,000.00
Observation

Board of Directors
12/31/2022	The above amounts not include social security contributions to the INSS. One (1) member worked for ten (10) months
12/31/2021	The above amounts not include social security contributions to the INSS.
12/31/2020	The above amounts not include social security contributions to the INSS.
Statutory Board of Executive Officers
12/31/2022	The above amounts not include social security contributions to the INSS.
Six (6) Officers worked for eleven (11) months
One (1) Officer worked for ten (10) months
One (1) Officer worked for eight (8) months
	Four (4) Officers worked for two (2) months
12/31/2021	The above amounts not include social security contributions to the INSS.
12/31/2020	The above amounts not include social security contributions to the INSS.
Fiscal Council
12/31/2022	The above amounts not include social security contributions to the INSS. Six (6) Members of the Fiscal Council worked for ten (10) months
12/31/2021	The above amounts not include social security contributions to the INSS.
12/31/2020	The above amounts not include social security contributions to the INSS.

8.16 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

269 – Reference Form – 2022

8. Management remuneration

8.17 – Percentage in total compensation held by management and members of the fiscal council that are related parties to the controlling companies

Body	2022	2021	2020
Board of Directors	54.5%	60.0%	80.0%
Statutory Board of Executive Officers	91.4%	79.9%	79.8%
Fiscal Council	0.0%	0.0%	0.0%

8.18 – Compensation of managers and fiscal council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

8.19 – Compensation of managers and fiscal council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2023 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	2,891,724.00	-	-	2,891,724.00
Issuer’s subsidiaries	135,518,714.40	-	-	135,518,714.40
Companies under common control	-	-	-	-

Fiscal Year 2022 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	42,461,800.00	-	-	42,461,800.00
Issuer’s subsidiaries	98,083,158.43	-	-	98,083,158.43
Companies under common control	-	-	-	-

Fiscal Year 2021 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	39,643,780.00	-	-	39,643,780.00
Issuer’s subsidiaries	83,193,794.00	-	-	83,193,794.00
Companies under common control	-	-	-	-

270 – Reference Form – 2022

8. Management remuneration

Fiscal Year 2020 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	38,469,500.00	-	-	38,469,500.00
Issuer’s subsidiaries	55,444,350.00	-	-	55,444,350.00
Companies under common control	-	-	-	-

8.20 – Other relevant information

The information provided for the fiscal years 2020, 2021, 2022 and the current one, are in accordance with the guidelines of CVM/SEP Annual Circular Letter 2023.

271 – Reference Form – 2022

9. Independent auditors

9. Independent auditors

9.1/9.2 – Identification and remuneration of auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	March 21, 2011
Description of contracted services (last three fiscal years)	The services referring to the fiscal year of 2022, 2021 and 2020, include accounting certification reports requested by our management, issue of comfort letters for placement of securities abroad, procedures for issuance of due diligence, for assurance, technical consultancy and previously agreed procedures reports
Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2022: R$54,418 thousand Other Services: R$4,090 thousand Total: R$58,508 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	January 1, 2021
Name of the technician in charge	Cláudio Rogélio Sertório
CPF [Individual Taxpayer's Registry]	094.367.598-78
Address	1,400 Verbo Divino street, - CONJ 101 PTS 201 301 401, Chacara Santo Antonio, São Paulo, SP, Brasil, CEP 04719-911, Phone +55 (011) 3940-1500, E-mail:csertorio@kpmg.com.br

9.3 - Independence and conflict of interests of auditors

There were no deviations related to independence or event that constitutes a conflict of interest related to the Bradesco Organization for the year 2022.

9.4 – Other relevant information

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules.

More information on the Audit Committee’s duties is available in item 1.2.a of this Reference Form.

272 – Reference Form – 2022

10. Human resources

10. Human resources

10.1 – Description of human resources

a)	Number of employees (total, by groups based on the activity performed in geographical location and diversity indicators, which, within each hierarchical level of the issuer)
	Number of employees by gender declaration
	Male	Female	Non-binary	Other	Prefer not to respond
Employees in leadership positions	4,059	7,650	-	-	-
Employees in non-leadership positions	40,583	35,519	-	-	-
TOTAL EMPLOYEES	44,642	43,169	-	-	-

	Number of employees per declaration of color and race
	Asiain	White	Black	Brown	Indigenous	Other	Prefer not to respond
Employees in leadership positions	200	8,914	286	2,273	13	-	23
Employees in non-leadership positions	923	52,435	3,258	18,865	108	-	513
TOTAL EMPLOYEES	1,123	61,349	3,544	21,138	121	-	536

	Number of employees by position and age group
	Under 30	From 30 to 50 years	Over 50 years
Employees in leadership positions	494	9,564	1,651
Employees in non-leadership positions	25,985	43,405	6,712
TOTAL EMPLOYEES	26,479	52,969	8,363

	Number of employees by position and geographic location
	North	Northeast	Central-West	Southeast	South	Abroad
Employees in leadership positions	503	1,751	688	7,326	1,441	-
Employees in non-leadership positions	2,903	10,507	3,733	49,479	9,480	-
TOTAL EMPLOYEES	3,406	12,258	4,421	56,805	10,921	-

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	Number of employees by geographic location and gender
	Male	Female	Non-binary	Other	Prefer not to respond
North	1,581	1,825	-	-	-
Northeast	5,585	6,673	-	-	-
Central-West	2,038	2,383	-	-	-
Southeast	29,980	26,825	-	-	-
South	5,458	5,463	-	-	-
Abroad	-	-	-	-	-
TOTAL EMPLOYEES	44,642	43,169	-	-	-

	Number of employees by geographic location and color and race
	Asiain	White	Black	Brown	Indigenous	Other	Prefer not to respond
North	51	1,208	153	1,964	14	-	16
Northeast	169	5,635	693	5,621	25	-	115
Central-West	90	2,610	173	1,506	7	-	35
Southeast	714	42,181	2,364	11,164	64	-	318
South	99	9,715	161	883	11	-	52
Abroad	-	-	-	-	-	-	-
TOTAL EMPLOYEES	1,123	61,349	3,544	21,138	121	-	536

	Number of employees by geographic location and age group
	Under 30	From 30 to 50 years	Over 50 years
North	1,471	1,729	206
Northeast	3,479	7,075	1,704
Central-West	1,630	2,451	340
Southeast	16,564	35,157	5,084
South	3,335	6,557	1,029
Abroad	-	-	-
TOTAL EMPLOYEES	26,479	52,969	8,363

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10. Human resources

b)	Number of outsourced employees (total, grouped by the performed activity and by geographic location)
			Number
Activity	2022	2021	2020
Surveillance	7,216	7,512	8,653
Other Activities	1,092	1,026	892
Total	8,308	8,538	9,545
			Number
Federation Unit	2022	2021	2020
Acre	14	18	18
Alagoas	76	78	82
Amazonas	177	187	203
Amapá	18	20	19
Bahia	565	576	625
Ceará	253	251	274
Distrito Federal (Federal District)	87	88	100
Espírito Santo	106	110	107
Goiás	189	194	220
Maranhão	216	220	240
Mato Grosso	131	133	155
Mato Grosso do Sul	132	136	147
Minas Gerais	633	657	737
Pará	198	211	236
Paraíba	93	95	95
Paraná	462	483	593
Pernambuco	238	281	294
Piauí	55	57	56
Rio de Janeiro	987	938	1,222
Rio Grande do Norte	79	85	86
Rio Grande do Sul	321	347	364
Rondônia	67	68	64
Roraima	22	13	8
Santa Catarina	214	220	252
São Paulo	2,883	2,972	3,248
Sergipe	43	47	47
Tocantins	49	53	53
Total	8,308	8,538	9,545
c)	turnover rate
	2022	2021	2020
Turnover rate *	10.16%	10.66%	11.60%

*(Total layoffs/Average Headcount) x 100

Average Headcount = (initial + Final Headcount) / 2

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10. Human resources

10.2 – Comment on any relevant change that occurred in relation to the figures disclosed in item 10.1 above

On December 31, 2022, we had 88,381 employees, of which 75,591 were employees of Banco Bradesco, 12,209 were from Affiliated Companies and 581 allocated abroad. In the tables in item 10.1.a, we report 87,811 employees, excluding employees allocated abroad.

From Dec21 to Dec22, with the implementation of projects approved by the Executive Board in several areas of the Organization, the staff members expanded with an increase of 1.27%.

10.3 – Description of the employee compensation policy

a)  Salary and variable remuneration policy

We are committed not only to the well-being of our employees, but also to the recognition of their work through fair wages and a benefits package, security and comfort in the supply of basic needs, as well as professional development opportunities and special credit conditions for the acquisition of consumer goods and real estate.

The compensation practices for the Organization's employees aim to recognize the services provided by these professionals, stimulating them in the search for solutions, aiming at customer satisfaction and business expansion.

The remuneration is composed of monthly salary, which aims to repay the contribution for the performance of each employee, as well as any payments aimed at recognizing the contribution of each one in obtaining results and performance achieved by the Organization.

There is also variable incentive payment according to the evaluations of the organizational results achieved.

The Results Evaluation Programs, when applied, are aimed at recognizing additional efforts in the search for results and are based on quantitative and qualitative criteria, through the fact of achieving financial or non-financial goals at different levels: Global, Area and individual. These are programs that are characterized by valuations aligned and competitive to the market through the fact of reaching and exceeding the goals of sustainable results.

In the organizational structure, there is a specific Committee to deal with compensation issues, which has a permanent character and aims to propose to the Board of Directors the Organization's compensation policies and guidelines, based on the organizational performance goals established by the Board.

The remuneration practices adopted by the Organization are aligned with the interests of society, through the constant maintenance of the policies and guidelines made by the Compensation Committee, which, in its analyses, has as a primary item to consider the return of shareholders.

Outstanding Performance Award (PDE)

The Outstanding Performance Award (PDE) is designed for employees who work in the commercial structure of the Branch Network and who have exceeded the performance ordinarily expected. In line with the principles of the Institutional Policy of Relationship with Clients and Users and the Policy of Prevention to Money Laundering and Terrorism Financing, mandatory training, Ethics, Relationship with Clients and Users, Potentially Vulnerable Customer Service and Prevention of Money Laundering and Terrorism Financing are one of the eligibility requirements for the award.

The Policy and Standard of Consequences of the Bradesco Organization was created to guide and raise the awareness of employees regarding conducts not tolerated arising from the non-compliance with the Code of Ethical Conduct, to the Internal Rules, to the Program of Integrity, to the Policies and to the Internal and External Standards applicable to the activities of the Organization. For the employee eligible to the variable incentive, the Standard provides an impact on the calculation when any possible disciplinary measures are applied.

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The Bradesco Organization's Policy and Norm of Consequences are intended to guide and raise awareness regarding the conduct not tolerated resulting from disrespect and non-compliance with the Code of Ethical Conduct, the Internal Regulations, the Integrity Program, the Internal and External Policies and Standards applicable to the Organization's activities. For employees eligible for variable incentives, the Standard provides for an impact on the calculation when any of the possible disciplinary measures are applied.

b)  benefits policy

In addition to contributing to a healthy, participatory and productive work environment, the differentiated benefits that Bradesco offers are an important driver for the retention and attraction of talent.

•	Health and Dental Plan: our employees and their dependents have health and dental insurance with standard of hospitalization in a private room fully funded by the Bank;
•	Supplementary pension plan: all employees have a supplementary pension plan in which the Organization participates with 5% of the participant's base remuneration, including the 13th salary. The plan allows the accumulation of resources to complement income when retirement by contribution time and guarantees coverage of a lifetime income for disability, with lifetime reversal of 50% to the spouse, and at death, lifetime pension to the spouse and temporary to children under 24 years of age and invalid, without age limit.
•	Meal and food voucher: are offered to all employees once they are admitted, with amounts made available on a monthly basis. It is possible to make credits more flexible according to preference.
•	Daycare/Babysitter Assistance: we have the benefit of the Childcare/Nanny Allowance for 100% of the eligible staff. We make the payment of this benefit for children up to the age of 71 months (five years and 11 months). For children with disabilities, who require permanent care, there is no age limitation.
•	Group Life Insurance and Personal Accidents: benefits offered with differentiated costs and coverage for employees. The retiree who leaves the staff is given the option to remain in the group of insured.
•	Main Life Insurance: benefit fully funded by the Organization, granted to all employees, apprentices and directors, with uniform capital and funeral assistance, extensive to spouse, children, parents and father-in-law and mother-in-law.
•	Medical Outpatient Clinics: Our employees have seven units of corporate medical outpatient clinics. Located in administrative buildings, they offer prompt clinical care, collection of laboratory tests and consultations with specialists, such as gynecologist, cardiologist, family doctor, endocrinologist, dermatologist, gastroenterologist, physical medicine and rehabilitation, ophthalmologist, orthopedist, ear, nose and throat doctor, pediatrician, urologist, nutritionist, speech therapist, physiotherapist and psychotherapist, with the exemption of co-participation for the appointments. In addition to stimulating health care, they provide quality care and reduced travel time. In the Head Office of Cidade de Deus we offer the medical clinic Meu Doutor Novamed with several medical specialties, laboratory for collection and carrying out exams and Bradesco Dental for dental care to employees and dependents registered in the health plan. At Meu Doutor Novamed outpatient clinics, antigen tests for Covid-19 detection are available for employees and dependents of the health plan, free of charge. In 2022, there were 62,116 appointments in the medical outpatient and dental clinics.
•	Vaccination Campaign: Action to prevent and promote health, the vaccination campaign against influenza is available to all employees free-of-charge, and to their dependents, with a differentiated cost. This year we expanded the vaccination campaign in some localities to include family members not registered in the plan, also with a differentiated cost. The 2022 campaign began in April, totaling 43,870 vaccinated employees.
•	Social Work and Psychological Assistance: Free and voluntary access to the counseling and guidance service for our employees and their households. Available 24h, 7 days a week, the service is carried out by specialized professionals, who provide emotional, social, legal, financial guidance, d assistance for situations of chemical dependence, interface with the health plan, emergency care in

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10. Human resources

critical cases involving accidents and incidents of assault and kidnapping. We offer appointments in situations of health of employees and their families, and since the beginning of the pandemic offering them all the necessary support regarding Covid-19, including the support and mediating occurrences of hospitalizations of employees and family members. In cases of natural disasters, such as floods, landslides, dam breaks, among others, the psychosocial support team performs the active monitoring and contact with employees who reside or work in the affected areas. In 2022, we conducted 320,723 follow ups, among which were active, receptive and face-to-face appointments.

•	Reporting domestic violence: exclusive channel for domestic and gender violence situations through 0800 580 0207, 24 hours, 7 days a week, free and confidential.
•	Cidade de Deus HQ: Located in Osasco( SP), we have an infrastructure of ample wooded space with swimming pools, sports square with multiple-sports courts and an athletics track for the use of employees and their families. We also offer sports consultancy with physical instructors, who perform targeted activities such as functional training classes, yoga, pilates, rhythms, aqua aerobics, running and stretching. The schedule of activities takes into account the seasons of the year, thus ensuring the practice of exercises throughout the period. In addition, in the Cidade de Deus HQ, we have a Bio Rhythm academy unit, with a differentiated price for employees.
•	Vem Pra Pista (Come to the Track) – Online: We have offered, through sports consulting, lessons of virtual yoga, pilates, functional fitness training, rhythms, running, water gymnastics and stretching to all employees and dependents. In 2022, there were 2,359 participations, considering the face-to-face and online modalities.
•	In 2022, we launched the Mental Health Program, which reinforces the importance of self-knowledge, self-care and the small habits that we can adopt to prioritize our health and wellbeing, as well as providing assistance to employees who seek care, assisting them in the creation of a preventive culture in mental health focusing our attention on the full care of body and mind.

The Mental Health Program in partnership with Unibrad, provides materials that contain infographics, ebook and podcast, focused on the themes of psychological safety at work, management practices, self-awareness, self-care, re-signifying, self-knowledge and balance. In addition to these materials, periodically, we hold virtual meetings with specialist participants, who address the themes of mental health, providing moments of interaction, and reflection, encouraging self-care.

•	Maternity and paternity leave: in addition to the time established by the Consolidation of Labor Laws (CLT), employees can choose to join an additional 60 days, totaling 180 days of paid maternity leave. Fathers, in addition to the period established by law, can opt for extended leave of 15 days, totaling 20 days of paid paternity leave. In both types of leave, the right also extends to adoption cases. Parental leave is also extended to same-sex couples. We also have the Maternity and Paternity Support Program to support employees in returning from maternity and paternity leave.
c)	characteristics of share-based compensation plans of non-management employees, identifying:

The Organization does not practice share-based compensation to employees.

d)	ratio between (i) the highest individual remuneration (considering the composition of the remuneration with all the items described in field 8.2.d) recognized in the result of the issuer in the last fiscal year, including the remuneration of the statutory administrator, if applicable; and (ii) the median individual compensation of the issuer's employees in Brazil, disregarding the highest individual compensation, as recognized in its results in the last fiscal year
Ratio of highest compensation to median individual compensation of employees	2022
86.59

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10. Human resources

10.4 – Description of the relations between the issuer and unions

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. As of December 31, 2022, 42.2% of our employees were members of unions, which represent our employees in Brazil. We maintain good relationships with our employees and their respective unions, which we credit in large part to our policy of valuing the board and transparent relationships.

We have a structure of Trade Union Relations, dedicated so that we have a permanent channel of dialogue and interaction with the representatives of the trade union movement, at the national level, receiving demonstrations, clarifying doubts and enabling a relationship characterized by ease of access, agility and proactivity between the parties.

We respect and comply with the Labor Agreements and Conventions signed, negotiated between representatives of the Organization and employees.

10.5 – Other relevant information

We develop policies, processes and products that raise the human capital of the organization. We have solid practices, we value an environment conducive to development, as well as the culture of health and well-being.

Reinforcing this aspect, we have the Bradesco – Viva Bem, Health, Well-being and Quality of Life Program, focused on disease prevention and health promotion through the adoption of healthy habits, attitudes and behaviors, available to employees, dependents and family nucleus. The program's initiatives are divided into three pillars: In Balance, Healthy and In Motion. We also offer extensive psychosocial support for diverse health-related situations and critical incidents. Through the program we contribute to the maintenance of the organizational climate, leaving the most harmonious, healthy and collaborative, and to the quality of life of employees, offering conditions of balance between work, health and family.

Through the Bradesco Corporate University – Unibrad, whose mission is to provide education for professional excellence and social mobility, aiming at the perpetuity of business, we offer development and training solutions to our employees. In 2022, we invested more than R$115 million in education.

In 2022, Unibrad registered 2,486,593 million participations in its various learning programs and solutions, evidencing the interest and importance of providing development opportunities.

Our employees were able to learn from the more than 2,900 thousand learning solutions available on the integrated HR platform, and in addition to these, more than 800 solutions in synchronous format (live course). Among the themes, there are solutions aimed at specific needs, such as mental health and quality of life, telework and adaptation of routines.

We have a diverse picture strengthened by the heterogeneity of the Brazilian population, at the end of the period, throughout Brazil, 51% of our workforce was composed of women, 28% by blacks and 5% by people with disabilities.

We have established a robust governance for diversity, equity and inclusion, formed by the Sustainability and Diversity Committee, which has the participation of the Chief Executive Officer and the Chairman of the Board of Directors; the Working Group on Diversity, Equity and Inclusion, formed by employees from various areas and different seniorities who work on initiatives for the evolution of the theme; the Affinity Groups (GAs), with voluntary participation of any employee, regardless of hierarchical level, in the fronts of ethnic-racial, gender, people with disabilities and LGBTI+ inclusion. Each Group has a coordinator, who has the identity marker of the theme represented by the GA, and who sits on the Working Group on Diversity, Equity and Inclusion.

In addition, in the Human Resources structure, the Diversity, Equity and Inclusion area is responsible for catalyzing transformations and managing initiatives that boost representativeness in the staff, acting mainly in 4 pillars: Person with Disabilities, Gender, LGBTI+ and Ethnic-racial.

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10. Human resources

Finally, highlighting some recognitions, we received the GPTW Healthy Management, in which Banco Bradesco ranked 1st among companies that promote excellent work environments, the Top Employers 2022 Certification, for companies with excellence in people management and employer branding, and the LinkedIn Top Companies list Brazil 2022. In addition, Bradesco was also among the Best Companies in Practice and Diversity Actions, according to the Business Initiative for Racial Equality. Closing the year 2022, we were recognized as One of the Amazing Places to Work, through the FIA FEEx Survey.

10.1.a

Due to the criteria of the CVM system, where all totals must match, we consider the information in our database in the self-declared gender tables.

We carry out a voluntary survey, in which employees declare themselves.

Below is the number of self-declared employees:

Number of employees by gender declaration
	Male	Female	Non-binary or other	Prefers not to respond gender
Employees in non-leadership positions	4,687	4,580	5	88
Employees in leadership positions	3,139	1,600	5	39
Employees who prefer not to report position	157	103	-	1,628
TOTAL (1)	16,031

	Male	Female	Non-binary or other	Prefer not to respond
Employees reporting directly to the president (2)	10	1	-	-
TOTAL	11

(1) In the Climate Survey, employees participate voluntarily, anonymously and can declare their data. Specifically for the self-declared information on gender identity reported in Table 1, data from this research were considered.

(2) Presents the data of employees with direct reporting to the presidency, according to the criteria already used in other data disclosures.

As an organizational strategy, we are working to enhance employee self-declaration, with the aim of continuously boosting our diversity indicators and establishing increasingly assertive practices.

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11. Transactions with related parties

11. Transactions with related parties

11.1 – Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco, through its Policy on Transactions with Related Parties, consolidates the entity’s procedures with regard to cited transactions, in accordance with the norms issued by regulators, providing transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Bradesco Organization, according to the best practices of Corporate Governance.

In the preparation of this Practice, the guidelines contained in Technical Pronouncement CPC 05 (R1) – Disclosure on Related Parties, issued by the Accounting Pronouncements Committee, approved by the CMN Resolution No. 4,818/20 were observed, and also, by the CVM Deliberation No. 642/10.

The Organization must disclose transactions with related parties, according to Article 247 of Law No. 6,404/76, amended by Law No. 11,941/09 and normative stated previously. The relationships between the controller and subsidiaries should be disclosed independently of there being or not transactions between these related parties.

The disclosure is made in explanatory notes to Financial Statements, respecting the condition of supplying sufficient details for the identification of the related parties and of any essential conditions or not strictly commutative inherent to the transactions stated, in order to allow shareholders the right to inspect and monitor the management acts of the entity, without affecting the duty of promoting its ample disclosure to the market, when the operation contemplates relevant fact or on disclosure of the Financial Statements.

Bradesco’s Policy on Transactions with Related Parties was approved by the Board of Directors, whose last review, without amendments, was recorded on August 25, 2022.

11.2 – Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 30, 2021	1,612,283,731.29	1,672,805,429.03	Not applicable	January 2, 2024	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.5% to 103% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	March 1, 2021	894,593,376.16	1,063,726,353.88	Not applicable	January 31, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.90%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

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11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	September 27, 2022	49,980,000.00	51,756,420.14	Not applicable	December 22, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.75%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 27, 2022	1,016,444,539.00	1,018,064,588.96	Not applicable	June 2, 2026	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.85%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	December 31, 2022	1,131,913,837.39	1,131,913,837.39	Not applicable	March 8, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Complementary Interest on Own Equity and Payable Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	Not applicable
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Distribution of the results of the company's investments, received under the same conditions as the other shareholders.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	December 31, 2022	6,938,604.04	6,938,604.04	Not applicable	March 8, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Complementary Interest on Own Equity and Payable Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	Not applicable
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Distribution of the results of the company's investments, received under the same conditions as the other shareholders

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11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	April 1, 2022	91,545,106.53	96,210,564.35	Not applicable	December 1, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101% to 102% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	March 1, 2021	512,850,951.80	609,811,214.32	Not applicable	January 31, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.90%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	September 27, 2022	260,895,000.00	270,167,891.84	Not applicable	December 22, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.75%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 30, 2022	284,061.56	284,061.56	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	Not applicable
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	By an operational decision of the institution, the checking account in the Organization is used under the same conditions as the other equivalent account holders.

283 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 31, 2022	500,781,712.90	500,781,712.90	Not applicable	March 8, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Supplementary Interest on Own Equity and Payable Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	Not applicable
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Distribution of the results of the company's investments, received under the same conditions as the other shareholders

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	October 25, 2018	1,396,800,000.00	1,570,864,662.41	Not applicable	March 15, 2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 120% of the Selic
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	July 11, 2022	500,100,000.00	536,932,415.01	Not applicable	July 12, 2032	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 2.25%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	January 7, 2021	2,819,026,000.00	3,278,942,223.30	Not applicable	July 13, 2027	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.80% to 1.40%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

284 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	March 8, 2019	2,650,000,000.00	3,288,198,059,50	Not applicable	December 30, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 105.25% to 109.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	December 31, 2022	17,191,422.53	17,191,422.53	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	May 10, 2022	750,789,490.08	799,655,254.53	Not applicable	July 11, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 102.50% to 104.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

285 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	February 4, 2020	4,400,300.00	4,988,083.95	Not applicable	December 15, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 92% to 100%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
BBD Participações S.A.	January 3, 2022	178,733,361.99	197,545,835.41	Not applicable	August 14, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.75% to 102.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 23, 2015	5,000,000,000.00	5,015,891,400.00	Not applicable	December 23, 2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 125% of the Selic
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	September 27, 2022	383,780,000.00	390,656,236.31	Not applicable	December 22, 2025	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.75% to 0.80%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

286 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 30, 2022	5,166.28	5,166.28	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	By an operational decision of the company, the current account in the organization is used under the same conditions as the other equivalent account holders.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 23, 2020	5,000,000,000.00	87,464,164.32	Not applicable	December 26, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Derivatives
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + 1.45% p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially, in relation to the fees, deadlines, quantities and contractual conditions.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	January 3, 2022	578,504,000.00	598,103,541.18	Not applicable	January 2, 2024	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% to 103.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	December 31, 2022	271,671,852.11	271,671,852.11	Not applicable	March 8, 2023	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Supplementary Interest on Own Equity and Payable Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	Not applicable
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Distribution of the results of the company's investments, received under the same conditions as the other shareholders

287 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	8,870,628.38	8,870,628.38	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services, by using the operating system, as well as the provision of Alelo’s products and services in the network of branches and regional offices of the bank, in addition to the analysis and monitoring, by the bank, of the credit worthiness, and eventual settlement of debts of clients in operations in which the payment term contracted by these is the installment payment.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	It refers to the commissioning paid to partner banks and partners on sales of Alelo products. It involves applying fees on the total amount invoiced according to the product and trading conditions negotiated with clients.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	137,022,497.09	137,022,497.09	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per cash transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	October 24, 2022	62,862,494.51	63,613,444.41	Not applicable	December 28, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	October 28, 2022	56,560,908.25	57,207,056.30	Not applicable	January 2, 2024	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

288 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 20, 2022	10,000,000.00	10,041,314.30	Not applicable	December 20, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 20, 2022	19,200,000.00	19,279,323.45	Not applicable	December 20, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	117,049,967.45	117,049,967.45	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the related company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	561,743,286.09	561,743,286.09	Not applicable	May 31, 2023	No	14.9900
Relationship with the issuer	Affiliate company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by ALELO with Commercial Establishments by buying receivables with discounts by Digio. Advance on receivables
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until May 31, 2023
Type and reason for operation	Advance on receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

289 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	44,175,840.47	44,175,840.47	Not applicable	May 31, 2023	No	14.9900
Relationship with the issuer	Affiliate company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by ALELO with Commercial Establishments by buying receivables with discounts by Digio. Advance on receivables
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Valid until May 31, 2023
Type and reason for operation	Advance on receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	18,010,718.47	18,010,718.47	Not applicable	May 31, 2023	No	80.0000
Relationship with the issuer	Affiliate company
Contract Object	It is the object of the contract to formalize the indexation of the remuneration due by Digio to Alelo.
Collaterals and insurances	Yes
Creditor or debtor	Debtor
Rescission or termination	Valid until May 31, 2023
Type and reason for operation	Correspondent bank
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo S.A.	December 31, 2022	265,723.43	265,723.43	Not applicable	May 31, 2023	No	14.9900
Relationship with the issuer	Affiliate company
Contract Object	Operational agreement, whose object is the negotiation of the Early Receipt of Sales by ALELO with Commercial Establishments by buying receivables with discounts by Digio. Advance on receivables
Collaterals and insurances	Yes
Creditor or debtor	Debtor
Rescission or termination	Valid until May 31, 2023
Type and reason for operation	Advance on receivables
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	November 30, 2000	13,967,914,660.93	13,967,914,660.93	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Contract of Local Exchange and Onlending to Visa Members in Brazil. The purpose of the agreement is to define the deadlines, procedures and amounts to be observed by the parties for the transfer of the amounts of the transactions Visa from Bradesco by Cielo.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Bankruptcy, legally-backed financial restructuring, and intervention, among others, and if Banco Bradesco is no longer the issuer of the Visa card.
Type and reason for operation	Local exchange Contract and Transfer
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	December 31, 2022	365,806,916.53	365,806,916.53	Not applicable	Monthly	No	Not applicable
Relationship with the issuer	Affiliate company
Contract Object	Participation of the Payment Instrument Issuer in Payment Arrangements
Collaterals and insurances	Yes
Creditor or debtor	Debtor
Rescission or termination	Yes
Type and reason for operation	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

290 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	December 21, 2022	175,318,183.65	175,931,590.88	Not applicable	December 21, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB and LTN
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 102.75% and Prefixed Rate 13.64%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A	December 30, 2022	372,487,952.38	372,487,952.38	Not applicable	January 2, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Purchases in the debit modality
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A	December 29, 2022	68,481,405.65	Cielo S.A	Not applicable	One year, starting January 1, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	The purpose of the contract is to establish the terms and conditions applicable to the intermediation services to be provided by the Bank to Cielo aimed at the capture and indication of establishments for potential accreditation to the Cielo System, as well as in the assistance of communication with establishments already accredited with a view to its maintenance in the Cielo System. In return for the provision of the services, the Bank will be entitled to a remuneration negotiated with Cielo of 10 basis points on the eligible volume (the eligible volume includes the amount captured only in domestic transactions, it does not include transactions in which Cielo provides VAN services and takes into account the minimum profitability criterion of each Establishment).
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 30 days notice in advance. Termination by bankruptcy, request for judicial or extrajudicial recovery, license withdrawal, intervention or is subject to the temporary administration regime or any similar proceeding, if either party suffers commercial restrictions of any kind, withdrawal or suspension of authorization to carry out its activities, suspension of authorization of its activities, failure by either party to comply with any provision or condition set forth in this agreement not resolved within a maximum period of 30 days, in the occurrence of fortuitous and force majeure case and act of authority that prevents the continuity of services for more than 60 days.
Type and reason for operation	Commission for the sale of services of the related company.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the Company's best interest, observing market conditions (according to the Company's Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (according to the Company's Internal Policy).

291 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	September 30, 2022	80,752.03	Not applicable	Not applicable	September 20, 2022	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Contract for the Provision of Securities Bookkeeping Services. Bradesco will provide Cielo, the Securities bookkeeping services, which will be maintained under the bookkeeping system, without issuing a certificate, and subsequent changes, consistent in the maintenance of all Securities (“Assets” or “Debentures”) issued by Cielo, including the opening and maintenance in computerized systems of accounting records, as well as the registration in Securities Accounts (“Asset Account” or “Asset Accounts”).
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	This Agreement shall enter into force from the distribution of the Assets and shall remain in force as defined in the issuance of the Assets, registered in the object of this instrument, and may be terminated at any time by either PARTY, without the right to compensation or indemnities, upon notification from the interested PARTY to the other PARTY, in writing, at least sixty (60) days in advance, counted from receipt of the communication by the other PARTY.
Type and reason for operation	Provision of Securities Bookkeeping Services
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	May 31, 2019	2,234,797.71	879,583.27	Not applicable	36 months, from the date of signing this contract	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Software License Agreement, Service Provision and other agreements. This Agreement shall be licensed to CONTRACTING PARTIES or to whom it indicates, on a temporary basis, in the SaaS mode (“Software as a Service”) the Software named “LYNX”, hosted on Cielo’s server in this instrument simply called “Software” or “LYNX”, this will allow the monitoring by Cielo of all transactions carried out in the establishments by accepting the cards issued by the CONTRACTING PARTIES, as well as the provision of technical support and maintenance services of the Software.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	It may be terminated at any time by either Party, without the right to compensation, penalties or indemnification, upon written termination of thirty (30) calendar days from receipt of the notice by the other Party, a period in which the Parties shall regularly comply with the obligations assumed.
Type and reason for operation	Software License Agreement, Service Provision and other agreements
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	June 15, 2022	31,200,000.00	33,460,219.63	Not applicable	June 30, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 102% to 102.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	November 21, 2022	5,000,000.00	5,074,915.65	Not applicable	May 22, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

292 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	June 1, 2016	113,722,004.11	113,722,004.11	Not applicable	May 31, 2026	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the indication of legal entity clients by the bank to Livelo for combined efforts between the parties for the sale of services of Livelo in Bradesco’s distribution channels.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party, without any penalty or enforceability by the party requesting the termination of the agreement in the event of breach or infringement of any of the clauses or conditions agreed at any time; provided that the offending party does not comply with or regulate its obligation within thirty (30) days from receipt of prior notification.
Type and reason for operation	The Bank wishes to transfer to Livelo certain obligations arising from the Bradesco Cartões (Cards) programs, and Livelo wishes to assume the obligations transferred by the Bank to Livelo, which, after the transfer, will manage the Client Points fully through its own rewards program (Livelo program), in the form of the regulation of the Livelo program, updated from time to time.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCR Brasil - Indústria de Equipamentos para Automação S.A.	October 7, 2022	1,074,270.25	1,075,728.90	Not applicable	October 8, 2024	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 5%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	May 31, 2022	959,929.38	1,034,944.05	Not applicable	May 31, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	June 13, 2022	135,497,972.81	139,412,582.42	Not applicable	October 30, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 102.50% to 103.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

293 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	December 31, 2022	19,363,951.52	19,363,951.52	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Balance in the checking account
Measures taken to deal with conflicts of interest	Compliance with the Company’s Application Policy, maintaining the isonomy with the other related parties.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Not applicable

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	December 6, 2021	Variable - See contract object	20,343,353.29	Not applicable	December 31, 2031	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Increase the sale, issuance and activation of payment instruments of the Elo Payment Arrangements, as well as adopting actions to promote their use, aiming at the fulfillment of the Annual Volume Commitment Projected; and the provision by ELO SERVICES to the ISSUER of the Issuer’s Fee Incentive, Commercial Incentive, Account Fee Exemption of Mandatory Benefits and Account Fee Reducer, as performed and in accordance with Annex I, during the Term of Validity and effectiveness of this Agreement.

Regardless of whether or not the ISSUER chooses to convert the Issuer’s Fee Incentive into Financial Incentive, under the terms of item II-1.2, ELO SERVIÇOS will retain monthly amounts calculated in item II-1.1 above, highlighting in the invoice of the Reference Month, the amount corresponding to twenty percent (20%) of the percentage of the issuer’s base fee of Range 1 of Table 2 above, for the modalities Debit + Prepaid (1.6 bps) and Credit (2.4 bps), limited to the annual amount indicated in Table 3 below, observing the respective Reference Year, which will be subject to the incidence of applicable taxes, according to the tax legislation in force and, therefore, it will correspond to a lower net amount in relation to the revenue constituted by ELO SERVIÇOS for Commercial Incentives.

Reference Year / Annual limit (R$)
Year 1 to Year 3 / R$ 25,000,000.00
Year 4 to Year 6 / R$ 40,000,000.00
Year 7 to Year 10 / R$ 50,000,000.00
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	The agreement has a specific clause of early termination with immediate effect upon the parties’ manifestation of will observing specific clauses and fines and penalties.
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Transaction is justified by the interest in maintaining the Company in the Elo incentive program during the term of the Agreement, which governs Bradesco’s performance as issuer in Elo’s payment arrangements. Bradesco’s Management understands that the Transaction has observed commutative conditions, as the three issuers connected to Elo (controllers) have drawn up commercial agreements containing the same conditions. The Transaction provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing the market conditions (according to the Company’s Internal Policy), best practices of governance, conduct, ethics and transparency, without conflicts of interest (according to the Company’s Internal Policy). The Agreement does not provide for any kind of exclusivity.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	December 31, 2022	32,677,059.14	32,677,059.14	Not applicable	January 20, 2023	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Participation in the payment arrangement of Elo Serviços, and payment for the services provided.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Provision of services by Elo to Bradesco.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities.

294 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Serviços S.A.	December 31, 2022	1,560,299.77	1,560,299.77	Not applicable	Monthly	No	Not applicable
Relationship with the issuer	Affiliate company
Contract Object	The purpose of the agreement is to establish and define the terms and conditions between the Parties to support DIGIO to participate in the payment arrangement of ELO SERVIÇOS and, to assist it in the processes of sale, issuance and activation of the payment instrument, Payment Arrangement of Elo, as well as to stimulate its use by the client of DIGIO BANK, in accordance with the terms and conditions set out in the Agreement.
Collaterals and insurances	Yes
Creditor or debtor	Creditor
Rescission or termination	Yes
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Haitong Banco de Investimento do Brasil S.A.	December 29, 2022	500,003,645.40	500,258,809.76	Not applicable	March 1, 2029	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	LFT
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: Prefixed 13.72%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Tecnologia Bancaria S.A	December 31, 2022	39,876,574.52	39,876,574.52	Not applicable	December 31, 2025	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Availability of the Banco 24 Horas Network installed and maintained by the Company Tecban, offering to Bradesco clients the Services of Cash Withdrawal from Checking Account or Savings Account, Check the Available Balance in the Checking Account or Savings Account with the option of printing and Issuing the Statement of Checking Account or Savings Account with the print option.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	In the event of breach of the Contract the parties mutually should return all documents related to the execution of the contract in their possession, and the prompt return of the values available for Withdrawals to Bradesco clients.
Type and reason for operation	These are transactions on the ATM machine network Banco24Horas.
Measures taken to deal with conflicts of interest	The standardization of prices for all contracting parties of this service was as provisioned for in the shareholders agreement.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The demonstration is provided for in the Contract, where the indices may not be higher than those adopted by the other shareholders of the Contracted Party

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Gestora de Inteligência de Crédito S.A.	September 29, 2020	66,666,666.67	69,301,928.47	Not applicable	September 29, 2025	Loan	CDI + 0.2223000 % p.m.
Relationship with the issuer	Affiliate company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with half-yearly payment of interest and charges, 180-day grace period to start payment, and the principal collection annually, with collection of the first installment in September 29, 2023.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

295 – Reference Form – 2022

11. Transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fleury S.A.	December 16, 2019	237,500,000.00	238,821,995.77	Not applicable	December 16, 2027	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: DI + 1.20% p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain egalitarian treatment with the other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, deadlines and quantities

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fleury S.A.	December 6, 2018	18,724,416.77	5,599,998.87	Not applicable	60 months	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	The purpose of the Agreement is exclusively the processing of the payroll and the provision of bank services, including the structure of the Service Point in the premises of Fleury, with the deadline of 60 months.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Growth and profitability of the base of clients
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Internal Governance adopted for each negotiation and carried out through a Committee at the level of Board of Executive Officers, where all processes are treated with due isonomy, independently of the client

11.3 – Other relevant information

There is no other information that we think is relevant.

296 – Reference Form – 2022

12. Share capital and transferable securities

12. Share capital and transferable securities

12.1 – Information on share capital

Date of authorisation or approval	Value of capital (Reais)	Payment period	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Type of capital	Issued Capital		5,338,393,881	5,320,094,147	10,658,488,028
03/10/2022	87,100,000,000.00
Type of capital	Subscribed Capital		5,338,393,881	5,320,094,147	10,658,488,028
03/10/2022	87,100,000,000.00
Type of capital	Paid-in capital		5,338,393,881	5,320,094,147	10,658,488,028
03/10/2022	87,100,000,000.00

12.2 – Foreign issuers must describe the rights of each class and type of share issued and the rules of their country of origin and the country in which the shares are held with respect to:

Not applicable because Bradesco is not categorized as a foreign issuer.

12.3 – Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

12.4 – Number of holders of each type of security described in item 12.3, as determined at the end of the previous year

There are no other securities issued in the country.

12.5 – Brazilian markets in which securities are admitted to trading

Bradesco’s shares comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

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12. Share capital and transferable securities

12.6 – Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: October 1, 2001
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: November 21, 2001
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 45.9%
h)	The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: March 13, 2012
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: March 13, 2012
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.28%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)	Country: Spain
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange
d)	Date of admission for trading: February 16, 2001
e)	Indicate the trading segment, if any: Latibex
f)	Start date of the listing in the trading segment: February 16, 2001

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g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.002%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)
i)	Depositary bank, if any: Iberclear
j)	Custodian institution, if any: CBLC

12.7 – Securities issued abroad

Reason for not completing the chart:

Securities issued abroad by Bradesco Organization are described in item 12.9 of this Form.

12.8 – Use of proceeds from public offerings for distribution and any deviations in the last three fiscal years

a) how funds from the offering were used

There was no public offering for the distribution of securities in 2022, 2021 and 2020.

b) if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective distribution

There was no public offering for the distribution of securities in 2022, 2021 and 2020.

c) in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2022, 2021 and 2020.

12.9 – Other relevant information

Item 12.7:

Addition the item: Describe securities issued abroad indicating:

I. GLOBAL MEDIUM-TERM NOTE – 548 Series – US$800,000,000.00 – due on January 27, 2023

a) identification of the security: GLOBAL MEDIUM-TERM NOTE – 548 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 27, 2020 January 27, 2023 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

h.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch,

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of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.	Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 27, 2023.

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or

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•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

2.85% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends
None.
•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and

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12. Share capital and transferable securities

•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such

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12. Share capital and transferable securities

an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

II. GLOBAL MEDIUM-TERM NOTE – 549 Series – US$800,000,000.00 – due on January 27, 2025

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 549 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	January 27, 2020 January 27, 2025 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h. possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the Notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the Notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

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ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i.	Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: January 27, 2025.

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

3.20% p.a.

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12. Share capital and transferable securities

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating

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12. Share capital and transferable securities

to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the Notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

III. GLOBAL MEDIUM-TERM NOTE – 580 Series – US$500,000,000.00 – due on March 18, 2027

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 580 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$500 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$500,000,000.00	January 18, 2022 March 18, 2027 (maturity)	US$500,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

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h.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were won. On such an occasion, the Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective Holders of Notes.

ii.	Characteristics of the securities

j) Maturity, including the conditions of prepayment

Maturity: March 18, 2027.

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any Debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any Debt; since the amount of the Debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above,

307 – Reference Form – 2022

12. Share capital and transferable securities

individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or

•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

4.375% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the Holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;

308 – Reference Form – 2022

12. Share capital and transferable securities

•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each Holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the Holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charges, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the Holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any Series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of Holders of Notes of any Series, will oblige all Holders of Notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all Holders of Coupons that relate to Notes in such Series.

309 – Reference Form – 2022

12. Share capital and transferable securities

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the Holders of Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

Bradesco pioneered in raising US$500 million through a Sustainable Bond on the international market to expand project and asset financing co-related to the following activities/sectors:

a)  Renewable energy,

b)  Energy efficiency,

c)   Clean transport,

d)  Green building,

e)  Sustainable cultures,

f) Management of water resources,

g)  Pollution control,

h)  Digital inclusion; and

i) Financial inclusion through loans for micro, small and medium-sized enterprises.

Projects may be eligible to receive resources from this security provided they meet the criteria set forth in our Sustainable Finance Framework.

Any activity, product, project, corporate (including micro, small and medium-sized enterprises) or loans associated with fossil fuels and their operations, child labor and poor working conditions, negative impact activities such as tobacco, firearms, palm oil, arms production or trade, ammunition, radioactive materials, the use of asbestos fibers, tobacco, wastewater from fossil fuel operations and plastic chemical recycling will not be eligible.

The issue followed the criteria set out in the main international references and underwent an independent validation of the operations specialist, Sustainalytics.

The positive impacts generated by this security, in terms of avoided carbon emissions, social and environmental benefits will be monitored and reported annually.

Conversion of the total nominal value of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
I	Global Medium - Term Note – Série 548	R$800,000,000.00	R$3,375,680,000.00	1/27/2020	4.2196
II	Global Medium - Term Note – Série 549	R$800,000,000.00	R$3,375,680,000.00
III	Global Medium - Term Note – Série 580	R$500,000,000.00	R$2,760,650,000.00	1/18/2022	5.5213

310 – Reference Form – 2022

12. Share capital and transferable securities

Conversion of the outstanding debit balance on the date of the last fiscal year of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
I	Global Medium - Term Note – Série 548	R$800,000,000.00	R$4,174,160,000.00	12/31/2022	5.2177
II	Global Medium - Term Note – Série 549	R$800,000,000.00	R$4,174,160,000.00
III	Global Medium - Term Note – Série 580	R$500,000,000.00	R$2,608,850,000.00

Source: Central Bank of Brazil.

311 – Reference Form – 2022

13. Individuals responsible for the Form

13. Individuals responsible for the Form

13.1 – Declaration and identification of the individuals in charge

Name of the person in charge of the form’s contents: Octavio de Lazari Junior

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Carlos Wagner Firetti

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)	to have revised the reference form of Banco Bradesco S.A. – “Bradesco”, “Company”, “Organization”, or “Corporation”;
b)	that all information contained in the form meets the provisions of CVM (Securities and Exchange Commission) Resolution No. 80, particularly those set out in articles 15 to 20; and
c)	that the set of information contained therein is a true, accurate, and complete description of the issuer’s economic financial outcomes and of the risks inherent to its activities and securities issued.

312 – Reference Form – 2022

13. Individuals responsible for the Form

13.1 – CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2023.

I, Octavio de Lazari Junior – CEO of Banco Bradesco S.A., declare that:

1. I have reviewed Banco Bradesco S.A.’s annual reference form for 2022;

2.	All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and
3.	The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent in its activities and its issue of securities.

Octavio de Lazari Junior

CEO

313 – Reference Form – 2022

13. Individuals responsible for the Form

13.1 – Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2023.

I, Carlos Wagner Firetti – Managing Officer and Investor Relations Officer of Banco Bradesco S.A., declare that:

1. I have reviewed Banco Bradesco S.A.’s annual reference form for 2022;

2.  All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and

3.	The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent to its activities and its issue of securities.

Carlos Wagner Firetti

Departmental Director of Investor Relations

314 – Reference Form – 2022

13. Individuals responsible for the Form

13.2 – Individual declaration of the new occupant of the position of President or Investor Relations Officer, duly signed, attesting that:

Not applicable.

315 – Reference Form – 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.